06024152

DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 13 2006
1086

RECD S.E.C.
MAR 13 2006
1086

March 9, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6001

PROCESSED
MAR 21 2006
THOMSON
FINANCIAL

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2006

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by the New York Province of the Society of Jesus; Christian Brothers Investment Services, Inc.; the Benedictine Sisters of Mount St. Scholastica; the Missouri Province of the Society of Jesus; the Upper Canada Province of the Society of Jesus; the Maryknoll Sisters of St. Dominic, Inc.; the Dominican Sisters of Oxford, MI; the Sisters of St. Francis of Philadelphia; the Dominican Sisters of Springfield, IL; Trinity Health; the Missionary Oblates of Mary Immaculate; the Wisconsin Province of the Society of Jesus; The Sisters of Charity of Saint Elizabeth; the Holy Cross Province of the Congregation of the Passion; the Sisters of St. Joseph of LaGrange; the California Province of the Society of Jesus; the Sisters of Charity of the Blessed Virgin Mary; the Unitarian Universalist Association; Amalgamated LongView Collective Investment Fund; ASC Investment Group; the Detroit Province of the Society of Jesus; the Chicago Province of the Society of Jesus; the Society of Jesus of New England; the Presbyterian Church (USA); the New Orleans Province of the Society of Jesus; the Dominican Sisters of Great Bend, KS; the Maryland Province of the Society of Jesus; Creighton University; the New York Province of the Society of Jesus; and the Benedictine Sisters Charitable Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

1800

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: New York Province of the Society of Jesus
and co-proponents
% Sister Doris Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street, NW, Suite 300
Washington, DC 20036-1405

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
23 Beacon Street
Boston, MA 02108

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

V. Rev. Thomas J. Regan, S.J., Provincial
Society of Jesus of New England
85 School Street
Watertown, MA 02472-4251

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by:

- New York Province of the Society of Jesus, received November 8 and November 28, 2005
- Christian Brothers Investment Services, Inc., received November 8 and November 29, 2005
- Benedictine Sisters of Mount St. Scholastica, Inc. received November 9 and November 28, 2005
- Jesuits of the Missouri Province, received November 9 and November 29, 2005
- Upper Canada Province of the Society of Jesus, received November 10 and November 24, 2005
- Maryknoll Sisters of Saint Dominic, Inc., received November 14 and November 28, 2005
- The Dominican Sisters of Oxford, Michigan, received November 14 and November 28, 2005
- The Sisters of St. Francis of Philadelphia, received November 14 and November 28, 2005
- The Dominican Sisters of Springfield, Illinois, received November 14 and November 28, 2005
- Trinity Health, received November 14 and November 28, 2005
- The United States Province of Missionary Oblates of Mary Immaculate, received November 14 and November 30, 2005
- Wisconsin Province of the Society of Jesus, received November 15 and November 28, 2005
- The Sisters of Charity of Saint Elizabeth, received November 15 and November 29, 2005
- Congregation of the Passion, Holy Cross Province, received November 16 and November 28, 2005
- Sisters of St. Joseph of LaGrange, received November 16 and November 28, 2005
- California Province of the Society of Jesus, received November 16 and November 29, 2005

- Sisters of Charity of the BVM, received November 16 and December 1, 2005
- Unitarian Universalist Association of Congregations, received November 16 and December 6, 2005
- Amalgamated Bank LongView Collective Investment Fund, received November 17 and November 28, 2005
- ASC Investment Group, received November 17 and November 28, 2005
- Detroit Province Jesuits, received November 17 and November 28, 2005
- Chicago Province of the Society of Jesus, received November 17 and November 30, 2005
- Society of Jesus of New England, received November 17 and November 30, 2005
- Board of Pensions of the Presbyterian Church (USA), received November 18 and December 1, 2005
- New Orleans Province of the Society of Jesus, received November 18 and November 28, 2005
- Nuns of the Third Order of St. Dominic, received November 18 and November 28, 2005
- The Maryland Province of the Society of Jesus, received November 18 and November 29, 2005
- Creighton University, received November 18 and December 1, 2005
- Sisters of Mercy of the Americas, received November 18 and December 1, 2005
- Benedictine Sisters Charitable Trust, received November 28 and December 1, 2005

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above[1] from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received notices on behalf of proponents listed above, the first of which was received on November 8, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable

[1] Each proponent submitted an identical proposal.

costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponents, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponents of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as prior proposals that were included in our 2002, 2004 and 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years. . . ."

We included a proposal (the "2002 Proposal") in our 2002 proxy materials filed on March 12, 2002 which requested our board of directors "to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford." A copy of the 2002 Proposal is attached hereto as Exhibit B. In addition, at the request of The Maryland Province of the Society of Jesus (a current proponent and an affiliate of several of the other current proponents), we included proposals in our 2004 and 2005 proxy materials, in which the actions the board was requested to take are identical to the Proposal, and the substance of the supporting statements are the same (the "2004 and 2005 Proposals" and, together with the 2002 Proposal, the "Previous Proposals"). Copies of the 2004 and 2005 Proposals as they appeared in our 2004 and 2005 proxy materials are attached hereto as Exhibit C and Exhibit D, respectively. The Proposal and the Previous Proposals are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concerns of all four proposals are the HIV/AIDS, tuberculosis and malaria pandemics.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposals and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988)), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co.*,

Inc. (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal (as well as the 2004 and 2005 Proposals) requests that Abbott review and report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics, while the 2002 Proposal requested that Abbott develop and implement a policy to provide affordable pharmaceuticals for the prevention and treatment of these diseases. Despite the different actions requested by the proposals, all four of the proposals deal with the same substantive concern and thus substantially the same subject matter – the HIV/AIDS, tuberculosis and malaria pandemics and Abbott's response to them. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by the proposals are the same – responding to the HIV/AIDS, tuberculosis and malaria pandemics, particularly in developing countries. Each supporting statement discusses the prevalence of these diseases, especially HIV/AIDS, in developing countries and argues that Abbott must take action relating to these pandemics. Although the action Abbott is requested to make in the 2002 Proposal is different from the action requested in the current Proposal and the 2004 and 2005 Proposals, the substantive concern in all four proposals is the same, thus their subject matters are substantially similar for purposes of Rule 14a-8(i)(12)(iii).

As evidenced in Exhibit E, the 2005 proposal received 6.9% of the vote at our 2005 annual meeting of shareholders.[2] Since the 2005 proposal failed to meet the required 10% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials under Rule 14a-8(i)(12)(iii).

[2] Tabulation is as follows: votes cast for – 71,234,106 and votes cast against – 960,516,598. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

II. The Proposal may be properly omitted because it relates to the conduct of our ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which "shareholders, as a group, would not be qualified to make an informed judgment . . . due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (November 22, 1976). The Commission further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations underlying this policy for exclusion, and, as described below, we believe that the Proposal implicates both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. We believe that the Proposal relates to such activities.

Abbott is a broad-based health care company that discovers, develops, manufactures and markets health care products and services. We serve customers in more than 130 countries, with a staff of over 60,000 employees at more than 100 manufacturing, distribution, research and development and other locations world-wide, including the countries and regions mentioned in the Proposal – Brazil, Russia, India, China, several countries in Africa, and other developing countries.

In making Abbott's production, purchasing, operational and investment decisions, Abbott's management regularly considers a wide variety of business and economic risks that may affect Abbott's operations and the viability of the potential investment, including the volume and growth potential of a local market that will consume Abbott's products, the availability of local patent protections for Abbott's products and the risks involved with losing such protection, the quality and size of a local workforce and the capacity and stability of local distributors and suppliers that are integral to Abbott's international operations. Abbott is continually obliged to plan for a variety of contingencies affecting its products. The effects of HIV/AIDS, tuberculosis and malaria, as well as many other diseases, may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by Abbott's management in making production, purchasing, operational and investment decisions in the ordinary course of business.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." We believe that actions requested by the Proposal would constitute such an undue intrusion upon our ordinary business operations.

The nature and structure of Abbott's business, involving manufacturing, distribution and research and development in numerous countries around the world are extremely complex. As a result, Abbott is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposal seems to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on Abbott's business can be meaningfully considered in isolation, the complexity of Abbott's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders in scrutinizing a variety of daily decisions made by Abbott in managing its international operations. Abbott's shareholders, being as a group less familiar with the other considerations that must bear on Abbott's decision-making than is Abbott's management, are not in a position to be able either to place the risks highlighted by the Proposal in appropriate perspective or to make an informed decision about their effects on Abbott. As such, the intrusiveness of the actions contemplated by the Proposal with respect to the day-to-day deliberative processes of Abbott's management far outweighs any theoretical benefit that might be gained from shareholder oversight as to a single factor in Abbott's decision making.

Abbott's view of the Proposal is consistent with recent guidance provided by the Staff on similar proposals and in *Staff Legal Bulletin No. 14C* (June 28, 2005). In February 2004 and again earlier this year, the Staff concurred that proposals virtually identical to the Proposal could be excluded pursuant to Rule 14a-8(i)(7). In *American International Group, Inc.* (February 19, 2004), the Staff agreed that there was some basis for AIG's view that the proposal was excludable because it focused on AIG's evaluation of risks in overseas markets, which was a fundamental function of management. Likewise, in *Texas Instruments, Inc.* (January 28, 2005), the Staff found that there was some basis for excluding the proposal as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g., The Dow Chemical Company* (February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); *Wachovia Corporation* (January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business). But see the Staff's earlier response in *Johnson & Johnson* (February 7, 2003), in which the Staff did not concur that Johnson & Johnson could omit a shareholder proposal on the HIV/AIDS, tuberculosis and malaria pandemics pursuant to Rule 14a-8(i)(7). Unlike the Johnson & Johnson proposal, however, which sought to have the board of directors establish and implement standards of response to the HIV/AIDS, tuberculosis and malaria pandemics in developing countries, the Proposal requests that the board review the economic effects of these pandemics on Abbott's business strategy and thus seeks an evaluation of risks by Abbott that is analogous (and in the case of AIG and Texas Instruments, virtually identical) to those sought in the AIG,

Texas Instruments, Dow and Wachovia requests. The analysis applied in these later requests, subsequent to Johnson & Johnson, should therefore apply to the Proposal.

Finally, the fact that the Proposal seeks a report from the board of directors that will be reviewable by Abbott's shareholders, as opposed to implementation of a specific policy or action, does not exempt the Proposal from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. *See SEC Release No. 34-20091* (August 16, 1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., *General Motors Corp.* (March 30, 2005) and *AT&T Corp.* (February 21, 2001), in addition to the Wachovia, Dow, Texas Instruments and AIG requests mentioned in the previous paragraph.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The majority of the proponents have indicated that Sister Doris Gormley is their representative and she may be reached by facsimile at 301.249.2272. The representative for The Sisters of Charity of Saint Elizabeth, Sister Rosemary Moynihan, SC, may be reached by facsimile at 973.290.5338. The representative for Congregation of the Passion, Holy Cross Province, John Gonzalez, may be reached by facsimile at 773.631.8059. The representative for Unitarian Universalist Association of Congregations, Jim Gunnig, may be reached by facsimile at 617.367.3237. The representative for Amalgamated Bank LongView Collective Investment Fund, Cornish F. Hitchcock, may be reached by facsimile at 202.364.9960. The representatives for the Society of Jesus of New England, Rev. Mark C. Hallinan, S.J. and Rev. Gerald J. Chojnacki, S.J., may be reached by facsimile at 212.794.1036. The representative for the Sisters of Mercy of the Americas, Vicki L. Cummings, may be reached by facsimile at 650.347.2550. The representative for the Missionary Oblates of Mary Immaculate, Séamus P. Finn, OMI, may be reached by facsimile at 202.483.0708.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Doris M. Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street NW, Suite 300
Washington, DC 20036-1405

and

1217 Parkington Lane
Bowie, MD 20716

Sister Rosemary Moynihan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

John Gonzalez
SRI Consultor to
Congregation of the Passion, Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Jim Gunnig
Committee on Socially Responsible Investing
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

Rev. Mark C. Hallinan, S.J.
Rev. Gerald J. Chojnacki, S.J.
New York Province of the Society of Jesus
Office of Social Ministries
39 East 83rd Street
New York, New York 10028

Vicki L. Cummings
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, D.C. 20017

Exhibit A

Proposal

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Exhibit B

2002 Proposal

Shareholder Proposal on HIV/AIDS-TB-Malaria (Item 3 on Proxy Card)

Whereas: The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75% in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and nondiscriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

Proponent's Statement in Support of Shareholder Proposal

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop-Pricing/Financing of Essential Drugs, April 11, 2001) One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

Exhibit C

2004 Proposal

Shareholder Proposal Concerning Global Infectious Diseases (Item 6 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399, owner of 100 Abbott common shares, and 16 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Whereas:

Shareholders have an interest in how our company's products are being utilized to address global health risks of common infectious diseases with respect to short term and long-term performance and risk;

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment";

Our company produces effective products for the treatment of HIV/AIDS and yet;

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world and only 4% of whom have access to effective treatment;

Our company produces an effective product for the treatment of Malaria and yet;

People with Malaria have difficulty accessing an effective treatment that could save their lives and in some cases people are being treated with drugs that are no longer effective;

The final agreement on the World Trade Organization negotiations over paragraph 6 of the Doha Declaration related to easing access to essential medicines in developing countries has several riders. These riders place new regulatory burdens and additional uncertainty on countries and companies importing and exporting generic essential medicines;

While we affirm our company's partnership initiative with the government of Tanzania to modernize the country's public health infrastructure and develop services and care for people living with HIV/AIDS, we feel this is one focused response and does not address the scope and scale of the HIV/AIDS pandemic in southern Africa and other developing countries;

Core Ratings, a subsidiary of Fitch Ratings, first recognized as a nationally recognized statistical rating organization (NRSRO) by the SEC in 1975, has found that our company's performance relative to its pharmaceutical industry peers: 1) "has not demonstrated flexibility on patents"; 2) "has no formal policy on developing country diseases"; and 3) "its policy on clinical trials does not commit to adherence with WHO guidelines", (*Philanthropy or Good Business? Emerging Market Issues for the Global Pharmaceutical Industry.* Core Ratings, May 2003);

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even a "delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-Run Economic Costs of AIDS,* June 2003, The World Bank)

We believe that these failures pose investment and public relations risks to our company's market value and good name:

Therefore Be It Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information will identify the impacts of these pandemics on the company.

Exhibit D

2005 Proposal

Shareholder Proposal Concerning HIV/AIDS-TB-Malaria Pandemics (Item 7 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399 and 28 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Proponent's Statement in Support of Shareholder Proposal

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Abbott Laboratories that operate in emerging markets.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS—the joint United Nations AIDS program—reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. New infection rates in Asia are at all-time highs. 7.4 million people there are living with HIV. India alone has more citizens living with HIV than any country, except South Africa. ("Report on the Global AIDS Pandemic," UNAIDS 2004).

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels—wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution.

Exhibit E

Voting Results for the 2005 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

Cited No-Action Letters

P&G

PROCTER & GAMBLE CO (PG)

ONE PROCTER & GAMBLE PLZ
CINCINNATI, OH 45202
513. 983.1100
http://www.pg.com

NO ACT

NO ACTION LETTER
Filed on 07/27/1988

GSI

July 27, 1988

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Proctor & Gamble Company (the "Company")
Incoming letter dated June 10, 1988

The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research.

This Division does not concur in your view as to the applicability of paragraphs (c)(4) and (c)(12) of Rule 14a-8 to the proposal. Accordingly, we do not believe that the Company may rely on either of those provisions as a basis for omitting the proposal from its proxy material.

Sincerely,

Cecilia D. Blye
Special Counsel

000001

19

ER & GAMBLE COMPANY

ASHLEY L. FORD
SECRETARY

1 PROCTER & GAMBLE PLAZA
CINCINNATI, OHIO 45202-3315

June 10, 1988

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Cecilia D. Blye
Special Counsel for Shareholder Proposals
Division of Corporation Finance

Re: Shareholder Proposal - Susan D. Knapp and
People for the Ethical Treatment of Animals, Inc.

This letter is submitted on behalf of The Procter & Gamble Company (the "Company") pursuant to Rule 14a-8(d) adopted under the Securities Exchange Act of 1934. The purpose of this letter is to state our intention of omitting from our 1988 proxy statement a shareholder proposal submitted jointly on behalf of Ms. Susan D. Knapp, 12 Boulder Road, Norwalk, Connecticut 06854 and People for the Ethical Treatment of Animals, Inc., P. O. Box 42516, Washington, D.C. 20015, and to describe our reasons for such omission.

Attached as Exhibit A is a copy of a letter dated May 3, 1988 from Mr. Peter Lovenheim, Attorney-at-Law, 52 San Gabriel Drive, Rochester, New York 14610, offering the proposal in question on behalf of the joint proponents. It is our judgment and belief that the proposal need not be included in our 1988 proxy statement because the proposal deals with substantially the same subject matter as a proposal submitted to security holders at the annual meeting of shareholders held in October of 1987, at which time it received less than 3% of the total number of votes cast in regard thereto so as to now be excludable under Rule 14a-8(c)(12). In addition, because of the nature of the proposal and the circumstances in which it has been submitted, it appears that the proposal "relates to the redress of a personal claim or grievance" so as to be excludable under Rule 14a-8(c)(4).

Background

The proposal would request the Board of Directors to review the Company's use of live animals in research and testing of non-medical consumer products and report to shareholders on the scope and cost of live-animal testing, including (1) identification of species and numbers of animals used annually; (2) identification of independent laboratories conducting live-animal testing on behalf of the Company; (3) specification of the costs to the Company of all aspects of animal testing; (4) description of experimental procedures performed on animals, including euthanasia; and (5) specification of expenditures and efforts by the Company to reduce use of animals in testing.

The proposal attempts to justify its request for this extensive detailed information as being important to shareholders in evaluating whether they should continue their financial investment in the Company.

In 1987, People for the Ethical Treatment of Animals, Inc. (and a different individual shareholder), also through the representation of Mr. Lovenheim, submitted a proposal on the subject of animal testing which was included in the Company's proxy statement for the annual meeting of shareholders held on October 13, 1987. That proposal attempted to recommend to the Board of Directors that the Company (1) stop all animal testing not required by law, (2) disclose to shareholders what consumer products are tested on animals in painful procedures without anesthesia and (3) begin to phase out product lines which cannot in the near future be legally marketed without painful live animal testing. That proposal received an affirmative vote of 2.2%, or 97.8% against, at the 1987 annual meeting of shareholders. A copy of the 1987 proposal on the subject of animal testing as it appeared in the Company's 1987 proxy materials is attached as Exhibit B.

1. Premature Resubmission - Rule 14a-8(c)(12)

Rule 14a-8(c)(12) provides the ground rules for resubmission of a proposal which deals "with substantially the same subject matter as a prior proposal submitted to security holders" in a previous year. That Rule in pertinent parts provides that if a proposal has been submitted for a vote at one previous shareholders meeting, it may be omitted from the registrant's proxy materials for any shareholders meeting to be held within three calendar years of such previous submission if it received less than 3% of the total votes cast at the time of such submission.

The latest proposal is notable for its attempt to distinguish itself from the 1987 proposal voted upon by Company shareholders and firmly defeated, in order to avoid exclusion under Rule 14a-8(c)(12) as just described. Specifically, the current proposal purports to be simply a request for distribution of information to shareholders which can be used in making judgments as to the desirability of continued investment in Procter & Gamble, while the 1987 proposal was a call to more specific action by the Company as to testing practices.

Notwithstanding this attempt to escape the restrictions of Rule 14a-8(c)(12), the underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals, thereby literally coming under the wording of the Rule with regard to proposals which deal "with substantially the same subject matter." It should be noted that the reference in the Rule is to "substantially the same subject matter" rather than some other formulation such as "substantially the same proposal" as was included in the prior year.

Indeed, the latter language ("substantially the same proposal") was precisely the terminology used in the Rule until its amendment in 1983, when the Commission proposed a change to the current language and referred to various commentators as supporting the change as desirable to head off abuses by proponents who "keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue." Specifically, SEC Release No. 34-20091 accompanying the 1983 amendments offered the following justification of the current version of the Rule:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new Rule will be avoided. (Emphasis added.)

In short, the purpose of the Rule is to prevent waste of corporate resources and shareholder attention by undue resubmission of matters upon which shareholders have recently spoken. It appears to us that the Commission's 1983 amendment and its stated reasons therefor call for exclusion of the current proposal based on the vote in 1987, regardless of the attempt by proponents to avoid the Rule by changing the literal form. The underlying substance of the proposal is that the Company should not be conducting safety testing on live animals and that to the extent that the Company is doing so it should start phasing out the practice. Casting the proposal in the form of a request for information instead of a request for action should not be allowed to frustrate the purpose of the Rule. Any other interpretation would allow every proposal to be submitted twice, once as a request for action and again the next year as a request for information.

The inadequacy of the ploy of requesting information instead of action appears to us to be confirmed by the nature of the justification for such information offered by the proponents. The proposal states that the information is needed so that shareholders can "make and form judgments as to whether such tests and expenditures are consistent with a continued financial investment in P&G" (emphasis added).

It is not credible that shareholders need detailed information concerning animal testing (including the number of dogs, cats, guinea pigs, hamsters, rabbits, mice, rats, ferrets, gerbils, "mini-pigs" and others) in order to make financial decisions about whether to invest or not invest in the Company's Common Stock. Even as to the cost of such testing, although the Company has not assembled details as requested by the proponents, it seems quite certain that there is no way the aggregate of such costs could ever begin to be "material" to a Company the size of Procter & Gamble so as to affect financial decisions in any significant way. What the 1988 proposal is attempting to do, like its predecessor in 1987, is spotlight the Company's use of animals in safety testing for consumer products so that shareholders will make, not a financial judgment, but a moral judgment so as to inveigh against the Company's practices. At bottom, this is precisely the issue brought before the shareholders in 1987, and the attempted justification in terms of relevance to financial decisions is specious.

Accordingly, we believe that the proponents should not be allowed to submit a proposal on this subject until 1991, pursuant to Rule 14a-8(c)(12).

2. Redress of Personal Claim or Grievance - Rule 14a-8(c)(4)

Rule 14a-8(c)(4) provides that a registrant need not include a shareholder proposal which "relates to the redress of a personal claim or grievance against a registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large . . . ."

This is, of course, another area requiring some degree of subjective judgment. However, it seems quite evident that the organizational imperative of People for the Ethical Treatment of Animals, Inc. is to crusade against animal testing wherever it may be found. This crusade, to be sure, provided the motivation for submitting a proposal on this subject in 1987, and the Company did not question their right to make that submission. However, as the proposals multiply it is becoming apparent that the purpose here is not so much to request action or information as an investor in Procter & Gamble as it is to pursue a broader campaign directed at society in general. The Company did not attempt to invoke Rule 14a-8(c)(4) in 1987 because to some extent any shareholder proposal represents a "personal grievance" (insofar as it must be presumed that a shareholder feels strongly about something before bothering with a proposal). However, when the proponent organization's investment is small and the same subject keeps coming back, the inference is strong that the shares were purchased for the purpose of making the proposal rather than the other way around, as a way to carry on a campaign which has very little to do with investing in the Company as such. In these circumstances, it appears to us that the current proposal, if not the one in 1987, is fairly one which "relates to the redress of a personal claim or grievance" within the meaning of Rule 14a-8(c)(4).

* * *

Please be advised that I am an attorney qualified to practice law in the state of Ohio and before the federal bar. This letter is thus submitted as both the objections of the Company to the subject proposal and the supporting opinion of counsel required under Rule 14a-8(d). Six copies of this letter and the exhibits are submitted in conformity with the current rule. The expected date of mailing of our 1988 proxy materials, and hence the expected date of filing of our definitive proxy materials for 1988, is September 2, 1988. If you require additional information, I can be reached at 513-983-3106 during normal business hours.

Very truly yours,

Ashley L. Ford

Ashley L. Ford
Secretary and Division Counsel

ALF:ksr
3245B

cc: Peter Lovenheim, Esq., for Susan D. Knapp and
People for the Ethical Treatment of Animals, Inc.

PETER LOVENHEIM
ATTORNEY AT LAW
52 SAN GABRIEL DRIVE
ROCHESTER NEW YORK 14610
(716) 248-3790

EXHIBIT A

000006

May 3, 1988

Mr. Ashley L. Ford
Secretary
The Proctor & Gamble Co.
1 Proctor & Gamble Plaza
Cincinnati, OH 45202

Dear Mr. Ford,

Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc. intend to present the enclosed proposal for action by the company's shareholders at the annual meeting to be held on October 11, 1988.

This proposal is submitted for inclusion in the company's proxy statement in accordance with 7 C.F.R. 240.14a-8. The full name and address of each of the co-proponents are:

Ms. Susan D. Knapp
12 Boulder Rd.
Norwalk, CT 06854

People for the Ethical Treatment of Animals, Inc.
P.O. Box 42516
Washington, DC 20015

Ms. Knapp is the owner of 330 shares of P & G stock and has held such shares for more than one year. Evidence of stock ownership is attached in the form of a letter from James C. Edwards & Co., Inc.

People for the Ethical Treatment of Animals, Inc. is the owner of 20 shares of P & G stock and has owned such shares for more than one year. Evidence of stock ownership is attached in the form of a letter from First Georgetown Securities, Inc.

Correspondence or telephone contact regarding this matter should be directed to me as attorney for the co-proponents.

Very truly yours,

Peter Lovenheim

Enc.
PL/wg

cc: Ms. Susan D. Knapp

Ms. Ingrid Newkirk, Director
People for the Ethical Treatment
of Animals, Inc.

SHAREHOLDER PROPOSAL

Submitted to

The Proctor & Gamble Company

by

Ms. Susan D. Knapp
12 Boulder Road
Norwalk, CT 06854

and

People for the Ethical Treatment of Animals, Inc.
P.O. Box 42516
Washington, DC 20015

May 3, 1988

RESOLVED: That the Board of Directors is requested to review P&G's use of live animals in research and testing of non-medical consumer products, whether conducted directly by P&G or on P&G's behalf by independent laboratories, and report to shareholders its findings on the scope and cost of live-animal testing, including:

--Species and numbers of animals used annually, including dogs, cats, guinea pigs, hamsters, rabbits, mice, rats, ferrets, gerbils, "mini-pigs," and others;

--Identification of independent laboratories with which P&G contracts for live-animal research and testing;

--Costs to P&G of animal testing, including purchasing, housing, and maintaining animals; training and employing animal care staff, veterinarians, and technicians; and performing experiments on animals, including the aggregate amount paid annually for animal testing at outside laboratories;

--A list of experimental procedures performed, including eye irritancy, oral toxicity, and lethal dosage tests, and the means by which euthansia is performed on animals;

--Expenditures made by P&G in its efforts to reduce animal usage, showing support for in-house and independent development of non-animal alternatives, refinement of in-house test procedures, and proposals made to government agencies or industry associations.

Such report shall omit trade-secret information.

SUPPORTING STATEMENT

P&G uses thousands of animals every year in research and testing of non-medical consumer products including soaps, laundry detergents, and deodorants manufactured under its Laundry and Cleaning and Personal Care lines. In 1986, P&G ranked in the top ten among American companies in number of live dogs (1,264) reported used in all types of in-house research, according to an indepedent analysis of government data.

Development and testing of some of these products causes pain and suffering to the animals involved.

In recent years, P&G has been exploring alternatives to live animal tests, and we encourage it to move ahead with such efforts.

Nevertheless, shareholders presently have little data by which they can know the full scope and the costs of P&G's animal testing program. Without such information, shareholders cannot intelligently evaluate the company's present use of animals or its progress toward reform.

P&G reports filed with the government under the Federal Animal Welfare Act, for example, routinely exclude rats and mice. Moreover, P&G has acknowledged that, besides its own in-house research, it "uses at least 10 outside laboratories" for animal tests. ("News for Investors," Investor Responsibility Research Center, Vol. XIV, No. 10, November, 1987, p. 219.) As outside laboratories do not report the allocation of animal usage among their corporate clients, there is no way--short of disclosure by a corporation--that shareholders can ascertain the true scope of their company's use of animal tests.

In short, shareholders do not know how many animals P&G uses, in which facilities, in what kinds of experiments, or at what cost.

In a 1986 report to Congress, the U.S. Office of Technology Assessment concluded: "Whole-animal tests can be far more costly than *in vitro* and nonanimal alternatives, largely because they are labor-intensive."

How much does P&G's animal testing program cost shareholders every year? Shareholders have a right to know.

This resolution seeks the information by which shareholders can evaluate P&G's animal testing program and make informed judgments as to whether such tests and expenditures are consistent with a continued financial investment in P&G.

FIRST GEORGETOWN SECURITIES, INC.
Discount Stockbrokers · Established 1975
1511 K Street N.W., Washington, D.C. 20005
202-783-5000 800-424-2993

000012

April 29, 1988

Mr. Peter Lovenheim
52 San Gabriel Drive
Rochester, NY 14610

RE: People for the Ethical Treatment of Animals
Acct# 088-14302

To Whom It May Concern:

Please be advised that the above account owns 20 shares of Proctor and Gamble that are held in Street Name with our firms Clearing Corporation, Securities Settlement Corporation. These shares were purchased on March 27, 1986.

If you have any questions or need any further information, please contact me. Thank you.

Sincerely,

Charles W. Harris
Vice-President

000013

JAMES C. EDWARDS & CO., INC.

Investment Counsel

ESTATE AND TRUST MANAGEMENT

805 THIRD AVENUE
8TH FLOOR
NEW YORK, N.Y. 10022

(212) 319-8480

April 25, 1988

Mr. Peter Lovenheim
Attorney at Law
52 San Gabriel Drive
Rochester, NY 14610

To Whom It May Concern:

Please be advised that Susan D. Knapp is the beneficial owner of 330 shares of Procter & Gamble Company common stock and has owned such shares for more than one year. These shares are held in Street name in her account at Dean Witter.

Very truly yours,

David B. MacNeil

DBM/adt

David B. MacNeil
'ice President & Secretary

PETER LOVENHEIM
ATTORNEY AT LAW
52 SAN GABRIEL DRIVE
ROCHESTER, NEW YORK 14610
(716) 248-3790

000014

June 20, 1988

Ms. Cecilia D. Blye
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., NW
Washington, DC 20549

re: Shareholder Proposal of Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc. to Proctor & Gamble Co.

Proponents' Reply to Registrant's Statement of Intent to Omit Proposal

Dear Ms. Blye:

As attorney for co-proponents, Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc., I am responding to the letter from Proctor & Gamble Co. in support of its stated intent to omit the co-proponents' proposal from the company's proxy statement.

After careful consideration of the arguments advanced by P&G, it is my opinion that neither of the grounds cited by the company would justify omission of the co-proponents' proposal.

Both of the company's objections are addressed below.

Five additional copies of this letter are enclosed. A copy is also being forwarded to P&G.

I. The proposal does not deal with substantially the same subject matter as a prior proposal. Rule (c)(12)

In 1987, two P&G shareholders, People for the Ethical Treatment of Animals, Inc. and the Estate of William J. Kolomaznik, brought a proposal asking the company to (1) stop immediately all animal testing not required by law, (2) disclose which products are tested on animals in painful procedures, and (3) phase-out products that cannot be marketed without painful live-animal testing.

The present proposal, brought by P&G shareholders People for the Ethical Treatment of Animals, Inc. and Susan D. Knapp, asks the company to provide information in five specified categories, three of which concern the scope of the company's animal testing program, and two of which concern the economics of that program.

The company contends the present proposal raises "precisely the issue" brought before shareholders in 1987, and because the 1987 proposal received less than 3% of votes cast, the present proposal should be omitted under Rule (c)(12).

Rule (c)(12) concerns proposals that "deal with substantially the same subject matter as a prior proposal."

In explaining the intent of this Rule (as amended), the Commission has said, "judgements will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." S.E.C. Release No. 34-20091, Aug. 23, 1983; 48 Fed. Reg. 194, at p. 38221 (emphasis added).

At the outset, co-proponents agree with P&G that where two proposals address the same substantive concern, the mere fact that one is phrased as a request for "action" and the second as a request for "disclosure" will not prevent the second from being omitted under Rule (c)(12).

On the other hand, the staff has consistently found that where two proposals address different substantive concerns of the same broad issue, the second proposal will not be barred by the rule.

A recent case very similar to the present one is V.F. Corporation (avail. Feb. 19, 1987). In V.F., a 1986 proposal asked the clothing manufacturer to implement the nine MacBride labor principles in connection with its operations in Northern Ireland. Subsequently, a proposal brought in 1987 requested the company to undertake an "in-depth" review of its Northern Ireland operations, including labor policies and plant sites.

The Commission staff, after considering arguments of counsel for both sides, rejected V.F.'s position that the second proposal dealt with "substantially the same subject matter" as the first, and opined that the 1987 proposal could not be omitted under Rule (c)(12).

See also, General Electric Co. (avail. Feb. 4, 1988), first proposal: assist utilities in retiring nuclear reactors; second proposal: request report on quality assurance of boiling water reactors; Dresser Industries, Inc. (January 25, 1984), first proposal: sign Sullivan Principles; second proposal: request report on activities in South Africa including labor practices and policies.

In each of these cases, the proposals dealt with broad issues (corporate activites in Northern Ireland, South Africa, nuclear reactor safety) but addressed different substantive concerns about those issues.

(In contrast, see American Electric Power Co. (avail. Jan. 20, 1988) where second proposal was omitted because both proposals addressed all relevant aspects of acid rain issue and only difference was request for report vs. request for open hearings.)

In the present case, both proposals to P&G deal with the issue of commercial use of live animals in product development and testing. Like the issues dealt with in the cases cited above, this is a broad and complex issue with scientific, economic, and ethical dimensions.

The 1987 P&G proposal called for a halt to animal tests not legally mandated and a phase-out of products dependent on painful procedures. In this way, the 1987 proposal is analogous to the first V.F. proposal calling for implementation of the MacBride principles.

The present proposal, on the other hand, does not deal with non-mandated testing or the pain issue, but instead asks the company to compile a report on the full scope of animal usage (at both in-house and contract labs, species listed on government reports and species exempt from government reports; identification of contract labs) as well as the economic costs of carrying on the animal research and testing program (costs of animals, cages, feed, veterinarians, monies paid to outside labs, etc.). Thus, the present P&G proposal is analogous to the second V.F. proposal requesting an in-depth review of Northern Ireland operations, including matters of labor and plant sites.

Contrary to the accusation made by P&G in its letter to the staff, it is no "ploy" for P&G shareholders to be concerned about different aspects of an issue as broad as this one. Indeed, only with the kind of information requested can shareholders intelligently evaluate the scope, costs, and growth or diminution of the company's animal research and testing program.

The company's assertion that the 1987 proposal and the present proposal are "precisely" the same except for "the literal form" is thus not credible. The two proposals, in fact, address distinct substantive concerns: a halt to non-mandated testing and a phase-out of painful procedures in the first; in-depth information on the scope and economic costs of the company's animal research and testing program in the second.

Co-proponents therefore submit that Rule (c)(12) is inapplicable to the present proposal and should not provide grounds for omission.

II. The proposal does not relate to the redress of a personal claim or grievance against the issuer. Rule (c)(4).

The compay claims that one of the co-proponents, People for the Ethical Treatment of Animals, Inc., should be barred from bringing a shareholder proposal to P&G because its alleged "organizational imperative" to be concerned with animal protection amounts to a "personal grievance" against the company.

The Commission has stated that "it is not the Commission's intent" to apply the rule so as to "exclude a proposal relating to an issue in which a proponent (is) personally committed or intellectually or emotionally interested." S.E.C. Rel. No. 34-20091, Aug. 23, 1983; 48 Fed. Reg. 194, at p. 38220.

The logical extention of P&G's argument is that non-profit corporations (including churches, schools, foundations, and charities) should be barred from bringing shareholder proposals on issues about which the non-profit shareholder may be sincerely interested and have considerable expertise. The company offers no authority in statute, regulation, prior opinions of staff, or public policy to suggest that such a proposition is or should be the law.

(Even if it were determined that PETA, Inc. was barred from brining a proposal under Rule (c)(4), the proposal would still not be subject to omission as brought by individual co-proponent Susan D. Knapp. See <u>e.g.</u> <u>IBM</u>, (avail. Feb. 26, 1987).)

In conclusion, I respectfully submit that the company has failed to meet its burden of establishing that co-proponents' proposal may be excluded from the proxy statement under either of the provisions cited. I therefore request the Commission staff to so notify the company.

If the staff wishes any further information about this matter or has any questions, please contact me.

Your very truly,

Peter Lovenheim
Attorney

PL/wg

cc: Susan D. Knapp

People for the Ethical Treatment of Animals, Inc.

Ashley L. Ford,
Secretary
The Proctor & Gamble Company

Bristol-Myers Squibb Company

BRISTOL MYERS SQUIBB CO (BMY)

345 PARK AVE
NEW YORK, NY 10154
212. 546.4000
http://www.bms.com/

NO ACT

NO ACTION LETTER
Filed on 02/06/1996 - Period: 12/20/1995
File Number 001-01136

GSI

February 6, 1996

000052

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Bristol-Myers Squibb Company (the "Company")
Incoming letter dated December 20, 1995

The proposal recommends that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient action of any of the Company's products.

There appears to be some basis for your view that the proposal may be excluded in reliance on rule 14a-8(c)(12)(iii). That provision permits the exclusion of a proposal which deals with substantially the same subject matter (i.e., abortion-related matters) as a prior proposal, submitted at three meetings during the last five years, which received at the time of its latest submission, less than 10% of the total number of votes cast. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy materials in reliance on rule 14a-8(c)(12)(iii). In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks
Attorney-Advisor

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4714

000044

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
95 DEC 21 PM

December 20, 1995

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Gentlemen and Mesdames:

Bristol-Myers Squibb Company (the "Company") has received a letter dated October 24, 1995 from Ms. Shirley Leschin (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the Company's proxy materials to be distributed in connection with the Company's 1996 Annual Meeting of Stockholders. A copy of the Proposal is attached herewith as Attachment A.

For the reasons set forth herein, the Company intends to omit the Proposal from the above-mentioned proxy materials and requests that the Staff advise the Company that it will recommend no enforcement actions to the Securities and Exchange Commission (the "Commission") should the Proposal be so omitted.

The Proposal requests that the board of directors of the Company form a committee whose purpose would be "to formulate an educational plan that would inform literate and non-literate women of the possible abortifacient action of any of the Company's products," which committee is to report to the board by December 1, 1996 with its recommendations.

The Company believes that it can omit the Proposal from its proxy materials for the following reasons:

I. The Proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and therefore misleading and contains false and misleading statements.

II. The Proposal can be omitted pursuant to either (i) Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate or (ii) Rule 14a-8(c)(10) because it has been rendered moot.

III. The Proposal can be omitted pursuant to Rule 14a-8(c)(5) and Rule 14a-8(c)(1) because it relates to operations accounting for less than 5% of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business, and is not a proper subject for action by security holder.

IV. The Proposal deals with substantially the same subject matter, abortion, as a prior proposal submitted to the Company within the preceding five years at three meetings and at the time of its latest submission, 1994, the Proposal received less than 10% of the total number of votes cast, and, therefore, may be omitted pursuant to Rule 14a-8(c)(12)(iii).

I. <u>The Proposal Can be Omitted Pursuant to Rule 14a-8(c)(3) as Contrary to Rule 14a-9 Because it is Vague and Therefore Misleading and Contains False and Misleading Statements.</u>

The Proposal is false and misleading in that it contains several false statements of fact to support the proffered resolution. Those statements form the logical background to the Proposal. Consequently, the resolution itself is false and misleading, particularly with respect to the usage of certain terms, viz., that the Company produces and sells abortifacients. The Company should therefore be allowed to omit the Proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The logical background to the Proposal's resolution consists of six recitals. Several of these recitals are either false or so vague as to be misleading. The statement in the third recital that "cellular evidence of personhood is admissible in a court of law" is misleading. Cellular evidence has been used in courts of law to establish an individual's identity. However, there does not appear to be any instance in which cellular evidence was used to establish "personhood" <u>per se</u> or the existence of an unidentified entity <u>as</u> a person under law.

The Proposal's repeated use of the term "abortifacient" (starting in the fifth recital) is also false and misleading. The Proponent fails to give a clear and generally recognized definition of this term, and its usage in the Proposal (when the second, fourth and fifth recitals are read together) falsely alleges that the Company is involved in the manufacture and sale of abortifacient products. [1] The Proponent's allegation is false. The Food and Drug Administration ("FDA") regulates the licensing and labeling of the Company's products. None of the Company's products are labeled as an abortifacient or are considered as such under law. The Proposal's misleading statements could lead the Company's stockholders to incorrectly conclude that some of the Company's products are in fact abortifacients, and further that the Company is involved in the manufacture and sale of such products.

---

1. In generally recognized parlance, an abortifacient is something which induces abortion. This is not the same as a product which "inhibits ... development."

All of the Company's prescription products have labeling which is FDA approved. Specifically, this approved labeling supports the safe and effective use of each product. In compliance with the appropriate Federal Regulations, the Company periodically submits to FDA safety updates for each approved product. At such time, a determination is made by both the Company and FDA whether the product has adequate labeling for safe use. The labeling is updated in a timely fashion as new information is identified. Any changes to the approved package insert proposed by the Company are submitted to FDA, reviewed by the Agency and each is specifically approved.

Under certain circumstances, the Regulations allow the Company to initiate safety-related changes to the approved labeling. This is submitted to FDA prior to their approval and an implementation date is provided. FDA reviews these changes and also approves them.

In general, the approved labeling provides a summary of the risks of product administration. The Company has implemented a thorough US Labeling Committee review and approval process to ensure safety-related changes are reviewed as soon as the data are available.

The Company should also be allowed to omit the Proposal on the ground that it is too vague. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Philadelphia Electric Company "No-Action" Letter of July 30, 1992.)

The Proposal fits squarely within this class. The Proposal's recommendation is completely silent as to the membership, powers and duties of the proposed committee. More significantly, its description of the purpose of the committee, especially with regard to the scope of the "educational plan" that is to be formulated, is so indefinite as to allow no reasonable certainty that these requirements would, or even could be, fulfilled. The Proponent does not state what the intended result of the "educational plan" is, nor whether, how, or by whom it will be put into effect. The Proposal requests that the committee make "specific recommendations." However, it does not specify what those recommendations are to address (e.g., Company action, stockholder action, legislative action, etc.) It is unclear whether the recommendations should consist of the plan itself, suggestions on how to formulate or effectuate the plan, or indeed a recommendation on whether or not there should be any plan at all.

Further, the Proposal does not clearly delineate the intended beneficiaries of such an "educational plan." The Proposal merely states that "literate and non-literate women" would be informed "of the possible abortifacient action of any of the Company's products." As this would presumably encompass all women, regardless of age, use of, or even awareness of the Company's products, contacting such a group, (without further limitation) would be impossible.

Finally, the Proposal fails to clearly delineate the scope of the study to be performed. As discussed in the following section, the potential scope of such a study varies widely depending on the meaning and usage of the term "abortifacient." As discussed above, the Proponent's definition of the term is so vague as to be misleading. Arguably, all of the Company's products, and, in fact, all of any Company's products, could meet the definition set forth in the Proposal. The Company should therefore be allowed to omit the Proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the board.

II. <u>The Proposal Can Be Omitted Pursuant to Either (i) Rule 14a-8(c)(6) As Concerning Matters Beyond the Company's Power to Effectuate or (ii) Rule 14a-8(c)(10) Because it Has Been Rendered Moot.</u>

The Proposal is so vague that it is subject to widely varying interpretations. The Proposal refers to "any of the Company's products" and their "possible abortifacient action." This could be interpreted extremely broadly as requiring a study of the entire inventory of pharmaceutical products which the Company sells, as well as any potential misuse to which any of those products could be put. The "educational plan" itself could be seen to require informing all women of all information gathered in such a study. If this is what the Proponent intends, it would clearly be beyond the Company's power to effectuate.

Furthermore, it appears that the impetus behind the Proposal is a concern by the Proponent that misuse of certain of the Company's products may have effects unintended by the Company. Presumably, the Proponent would like to intervene in such misuse. The Company already provides information on the proper and intended use of its products. These products were not designed or manufactured as abortifacients, and if used in accordance with its proper and intended use, the products do not function as abortifacients. To the extent that the purpose of the Proposal is to have the Company put an end to any potential misuse of its products, the Company is powerless to do so as it does not have the power to change individual behavior. Thus, the Proposal can be omitted pursuant to Rule 14a-8(c)(6) as beyond the Company's power to effectuate.

The Proposal could likewise be interpreted more narrowly as requiring the Company to provide information about its products to its consumers. Given such a reading, the Proposal should be considered moot as it has already been "substantially implemented by the issuer." (Securities Exchange Act Release 20091/August 16, 1983.) As required by law, the Company already provides information to physicians, including a description of the proper and intended use of each prescription product and related contraindications. The physicians are responsible for providing their patients with this information. It is not clear what additional information, if any, the Proponent expects will become available through the formulation of an "educational plan." As the Company already provides all information required by law (which is generally quite extensive), the Proposal should be considered moot and thus can be omitted pursuant to Rule 14a-8(c)(10).

III. <u>The Proposal can be Omitted Pursuant to Rule 14a-8(c)(5) and Rule 14a-8(c)(1) Because it Relates to Operations Accounting for Less Than 5% of the Company's Total Assets, Net Earnings and Gross Sales and is not Otherwise Significantly Related to the Company's Business, and is not a Proper Subject for Action by Security holders.</u>

Again, the Proposal's vagueness makes several alternative readings possible. The Company's products are subject to strict scrutiny by FDA in that Agency's licensing process and the Company is already required by law to make all significant information available to physicians. However, the Proposal implies that the information provided by the Company is somehow insufficient. To the extent that the Proponent would require the Company to perform an educational service, the Proposal relates to operations that simply do not form a part of the Company's business. As such, the Proposal can be omitted pursuant to Rule 14a-8(c)(5) as it relates to operations accounting for less than 5% of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business.

The Company is not involved in the business of education, nor does it have any health care or other business operations which are involved in the performance of abortions or family planning related counseling. The Company is engaged in the manufacture and sale of pharmaceutical products. Although the Company does make information about its products available to physicians, such educational services are incidental to the Company's manufacturing business. The Company itself fully complies with all the testing and disclosure requirements mandated for companies active in the pharmaceutical industry and should not be forced to engage in a broad educational campaign designed to ensure that unaffiliated parties do not violate FDA guidelines.

The Company recognizes that the Commission has permitted stockholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company's business. For example, "South Africa" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet the economic thresholds of Rule a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in <u>Lovenheim v. Iroquois Brands, Ltd.</u>, 618 F.Supp. 554 (D.C.D.C. 1985), the court held that Iroquois Brands had to include in its proxy statement a stockholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of such product failed to meet the economic thresholds set forth in Rule a-8(c)(5). The court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the products use raised in the proposal was significantly related to company's business. The court stated, however, that "[t]he result would, of course, be different if the plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate do foie gras" (emphasis added). Id. at 561, Note 16. The Company submits that the Proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, i.e., an ethically significantly issue (abortion) which has no meaningful relationship to the Company's business.

Furthermore, the Proposal relates to matters that are not a proper subject for action by stockholders. The Proposal appears to request that the Company engage in a broad educational program aimed at women in general with respect to the subject of abortion. Again, the vagueness of the Proposal suggests an interpretation that could allow this educational program a nearly unlimited scope. Even if the scope is read more narrowly it would still constitute a request that the Company change the focus of its business to engage in educational services as well as manufacturing. If this is the case then the Proposal is requesting that stockholders be allowed to direct the management of the Company and can therefore be omitted pursuant to Rule 14a-8(c)(1) which is not a proper subject for stockholder action. Only a very narrow reading of the scope would avoid this conclusion, but again would make the issue moot.

IV. <u>The Proposal Deals with Substantially the Same Subject Matter as a Prior Proposal Submitted to the Company Within the Preceding Five Years at Three Meetings and at the Time of its Latest Submission the Proposal Received Less than 10% of the Total Number of Votes Cast - Rule 14a-8(c)(12)(iii).</u>

Although the Proposal is vague and therefore misleading, it is apparent that the purpose of this Proposal is to focus attention once again on the issue of abortion. The Proposal deals with substantially the same subject matter as prior proposals which asked the Company to refrain from giving charitable contributions to organizations that perform abortions. See Attachment B for excerpts of the Company's Proxy Statement for 1991, 1993 and 1994 containing the abortion proposals submitted to the Company during those years. The Proposal, like prior proposals attempts to have the Company take specific actions that would favor the anti-abortion cause, making the Proposal substantially similar to prior proposals. Given that in 1994 the proposal on abortion received only 6.16% of the total votes cast, thus less than the 10% threshold under Rule 14a-(c)(12)(iii), this is merely an attempt yet again by the Proponent to recast the issue of abortion so it will appear in the Company's 1996 proxy materials. See Bristol-Myers Squibb Company Annual Meeting and First Quarter Report 1994 at page 2, attached hereto as Attachment C. In light of the fact that in 1994 the abortion proposal received less than the requisite 10% of the total votes cast, the Proposal should be excluded under Rule 14a 8(c)12(iii). To allow the Proposal in the Company's 1996 proxy materials would contravene the rationale underlying Rule 14a-8(c)(12)(iii) to protect companies from such abuse.

It is apparent that the Proposal is part of the Proponent's personal crusade against abortion. Indeed, last year the Proponent submitted a proposal to the Company, very similar to this year's proposal, also on the issue of abortion. See Attachment D. Last year's proposal focused, amongst other things, on the allegedly abortifacient effect of one of the Company's products, OVCON, an oral contraceptive birth control product that is indicated for the prevention of pregnancy. The proposal went on to state that "a committee be formed to study the long range effects on the Corporation and its many stockholders who expect growth and income in the coming decades; a summary of their findings to be included in the 1996 Annual Report to stockholders". The Commission agreed with the Company's position that the proposal could be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(3). See Attachment E.

The Proposal is one of a series of numerous proposals on abortion submitted by Proponent over the past several years. The Proponent has submitted stockholders proposals on abortion to companies such as American Telephone & Telegraph Company, ConAgra, Inc., The Quaker Oats Company, The Archer Daniels Midland Company and IBM. The Proponent is attempting through proxy statements to present her personal views on a particular social issue.

Given that the Proposal deals with abortion, substantially the same subject matter as prior proposals on abortion, including the proposal submitted in 1994, and that last year the Proposal received only 6.16% of the total votes cast and, thus, less than 10% of the total votes cast as required by the Rule, the Proposal can be excluded under the Rule 14a-8(c)(12)(iii).

<u>Conclusion</u>

For the reasons outlined above, the Company takes the position that the Proposal may properly be omitted from the proxy materials for the 1996 Annual Meeting. In accordance with Rule 14a-8(d) promulgated pursuant to the Securities and Exchange Act of 1934, as amended, we enclose six copies of this letter and its attachment. The Company is notifying the Proponent of its intention to omit the Proposal from the Company's 1996 proxy materials.

We anticipate that the 1996 proxy materials will be filed with the Commission on or about March 6, 1996. We therefore would greatly appreciate your prompt review of this matter. Please do not hesitate to call me at (212) 546-4714 should you have any questions concerning this matter.

Very truly yours,

Alice C. Brennan

Alice C. Brennan

ACB/ms
Attachments

cc: Shirley Leschin

UPS Second Day Air

October 24, 1995 000051

Mr. J. M. deLasa
VP & Assoc. Gen. Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Dear Mr. deLasa:

Subject: Shareholder resolution 1996 Meeting

As the registered owner of 48 shares of stock - Certificate #NB13196 dated October 26, 1989 and having no intention of selling the shares I submit the following resolution:

WHEREAS, in human fertilization, the uniting of the sperm and ovum, a cellular process with unique genetic characteristics, different than the mother and father, begins.

WHEREAS, many scientists and individuals believe a distinct human life is formed after fertilization occurs.

WHEREAS, cellular evidence of personhood is admissible in a court of law.

WHEREAS, some of the Company's products have effects that inhibit the development of this genetically distinct human life after fertilization.

WHEREAS, any product that inhibits the development of unborn human life may be considered an abortifacient.

WHEREAS, considering the sensitive nature of the subject of abortion, women should have as much information as possible in making informed decisions.

RESOLVED, the shareholders request the board of directors to form a committee. The purpose of this committee would be to formulate an educational plan that would inform literate and non-literate women of the possible abortifacient action of any of the Company's products. The committee would report to the board by December 1, 1996, with their specific recommendations. This report, excluding any proprietary information, should be made available to all shareholders at that time.

A copy of this letter/resolution is being sent to the SEC.

Yours truly,

Shirley Leschin

Shirley Leschin
c/o John Veldey
112 West Church
Marshalltown, IA 50158

Medtronic

MEDTRONIC INC (MDT)

710 MEDTRONIC PKWY
MS LC300
MINNEAPOLIS, MN 55432
763. 514.4000
http://www.medtronic.com

NO ACT

NO ACTION LETTER
Filed on 06/02/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

June 2, 2005

Keyna P. Skeffington
Senior Legal Counsel
Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/2/2005

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

Dear Ms. Skeffington:

This is in response to your letter dated April 28, 2005 concerning the shareholder proposal submitted to Medtronic by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

June 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

The proposal requests that Medtronic list all political and charitable contributions.

There appears to be some basis for your view that Medtronic may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Medtronic omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Medtronic relies.

Sincerely,

Robyn Manos
Special Counsel

Medtronic

Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604
www.medtronic.com

Law Department
tel 763.505.2758
fax 763.505.2980
keyna.skeffington@medtronic.com

Keyna P. Skeffington
Senior Legal Counsel

RECEIVED
2005 MAY 3 AM 11: 03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 28, 2005

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RECEIVED
2005 MAY -2 AM
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentlemen:

Medtronic, Inc., a Minnesota corporation (the "Company"), has received by letter dated February 8, 2005 from Mr. Raymond B. Ruddy (the "Proponent") a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Shareholders (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8, Sections (i)(7) and (i)(12) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if it excludes the Proposal from the proxy materials.

We are enclosing six copies of this letter with the Proposal attached as Exhibit A. Concurrently with the filing of this letter with the Division of Corporation Finance (the "Division"), we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

The Proposal

The Proposal is as follows:

"Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions."

Reasons for Excluding the Proposal

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(12) and (i)(7).

1. The proposal may be omitted pursuant to Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in the Company's proxy materials for the 2004 Annual Meeting, and the proposal did not receive the necessary support for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal . . . that has been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal "received less than 3% of the vote if proposed once within the preceding 5 calendar years."

The Proponent submitted a proposal which was included in the Company's 2004 proxy materials filed on July 23, 2004 (the "Previous Proposal"). A copy of the Previous Proposal as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as Exhibit B. In the Previous Proposal, Proponent requested that the Company "cease making charitable contributions." Although the Proposal is not identical to the Previous Proposal, they are substantially similar since the main focus of both proposals is charitable contributions.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the Previous Proposal and the Proposal have to be exactly the same. The SEC stated in 1983 when announcing the current version of Rule 14a-8(i)(12) that:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. The Division has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

In *Bank of America Corp.* (Feb. 25, 2005), the Division permitted exclusion of a proposal requesting that the company list all political and charitable contributions made by the company on its website. In a prior proposal, the same proponent requested that the company refrain from making charitable contributions. Despite the different actions requested and the different subject matters of the prior proposal (no contributions) and the proposal at issue (disclosure of contributions), the Division concluded that the proposal at issue dealt with substantially the same subject matter (corporate contribution related matters). Similarly, in *AT&T Company* (Feb. 17, 1998), a proposal requesting that all political contributions of the issuer be published annually in the company's annual report to shareholders as well as requiring shareholder approval for political contributions in excess of $10,000 per annum was excludable pursuant to Rule 14a-8(c)(12)(iii) as it dealt with substantially the same subject matter as a previous proposal requesting that the company publish a report detailing all of its political contributions in national newspapers as well in newspapers in major cities. See also *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal at issue requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing charitable donations); *Dillard's, Inc.* (Mar. 22, 2002) (a proposal requesting the board commit to the implementation of a code of conduct based on International Labor Organization human rights standards was excludable as it dealt with substantially the same subject matter as prior proposals calling for a report describing the company's actions to ensure that it did not and would not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights); and *Bristol-Meyers Squibb Co.* (Feb. 6, 1996) (a proposal recommending the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient action of any of the company's products was excludable as it dealt with substantially the same subject matter as a prior proposal asking the company to refrain from giving charitable contributions to organizations that perform abortions).

As noted previously, both the Previous Proposal and the Proposal deal with substantially the same subject matter – contributions by the Company. Rather than requesting disclosure regarding company contributions, the Previous Proposal requested that no charitable contribution be made at the corporate level. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proponent are the same – corporate contribution related matters. Each supporting statement indicates that the corporate funds used for charitable contributions belong to shareholders and argues that the Company should acknowledge the diverse beliefs of shareholders.

According to the calculation of the judges of election, the Previous Proposal received 2.16% of the vote at the Company's 2004 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2004 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2005 proxy materials under Rule 14a-8(i)(12).

2. The Proposal may be omitted under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the Company to exclude a shareholder proposal that relates to the Company's ordinary business operations.

The Proposal requests that the Company list all political and charitable contributions on its website. Although the Proposal appears facially neutral, its supporting statement makes clear that the Proposal is intended to impose a ban on charitable contributions directed toward a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions. Historically, the Division has found that facially neutral

[1] Tabulation is as follows: votes cast for – 15,740,153 and votes cast against – 711,325,129. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7).

The supporting statement includes the following:

"Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood."

The Proponent's references to these groups, read together with the Previous Proposal and its supporting statement, make clear the Proponent's true intention – to force the Company to eliminate contributions to Planned Parenthood and organizations that support abortions. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The true goal of the Proposal appears to be directed at the elimination of charitable contributions to organizations that perform abortions generally, and Planned Parenthood in particular.

Given the true intent of the Proposal, the Company believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Division that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. *See, e.g., Bank of America Corp.* (Jan. 24, 2003) (facially neutral proposal to refrain from making charitable contributions to Planned Parenthood and organizations that support abortions); *American Home Products Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); and *Schering-Plough Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company).

As these no-action letters evidence, the Division has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7). The Company believes that the ostensibly facially neutral Proposal is clearly directed to specific types of charitable contributions, namely those to Planned Parenthood and organizations that support abortions, just as the facially neutral proposals in letters cited above were actually directed toward particular kinds of charitable contributions.

Conclusion

Based on the foregoing, we respectfully request that the staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy materials for its Annual Meeting in reliance on Rule 14a-8.

Should the staff disagree with the Company's position, we would appreciate an opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter, please call the undersigned at 763.505.2758.

Very truly yours,

Keyna P. Skeffington
Senior Legal Counsel

Enclosures

cc: Terrance L. Carlson
Raymond B. Ruddy

EXHIBIT A

Tanager

Via U.S. Mail

February 7, 2005

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of Medtronic Inc.

Dear Mr. Ruddy:

Please let this letter serve as confirmation that you have continuously owned approximately $4,000.00 in value of Medtronic stock since November 14, 2002, when you purchased 85 shares.

Please call me should you have any questions.

Sincerely,

John H. Biebel, Esq., CFP®

e-mail: jbiebel@tanagerfinancial.com
Tanager Financial Services Inc.
800 South Street Suite 195 Waltham MA 02453 781 893-8040 781 891-4088 fax

166745_1.DOC

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy

EXHIBIT B

March 10, 2004

26 Rolling Lane
Dover, MA

Medtronic, Inc.
Attention: Mr. Ronald E. Lund
Corporate Secretary
710 Medtronic Parkway
Minneapolis, MN
55432-5604

Dear Ms. Scherer:

I am the owner of 85 shares of Medtronic, Inc. I have owned the shares continuously for over one year and I intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, the shareholders recommend to the board of directors of Medtronic, Inc to cease making charitable contributions.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he believes is sinful and tyrannical." Choice is a popular word in our culture. Noble Prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Medtronic, Inc. employees and shareholders represent a broad range of interests. It is impossible to be sensitive to the moral, religious and cultural sensitivities to so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away to them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Raymond B. Ruddy

Ray Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

RECEIVED

2005 MAY -2 AM 11:04

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

<u>Supporting Statement</u>

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Bank of America.

BANK OF AMERICA CORP /DE/ (BAC)

BANK OF AMERICA CORPORATE CENTER
100 N TRYON ST
CHARLOTTE, NC 28255
704. 386.8486
http://www.bankofamerica.com

NO ACT

NO ACTION LETTER
Filed on 02/25/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 25, 2005

Jacqueline Jarvis Jone
Associate General Cou
Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2005

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

Dear Ms. Jones:

This is in response to your letter dated January 5, 2005 concerning the shareholder proposals submitted to Bank of America by Bartlett Naylor and Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR - 4 2005

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan Street
Arlington, VA 22205

Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

The first proposal requests that Bank of America prepare a report on political contributions that contains information specified in the proposal. The second proposal provides that Bank of America shall list all political and charitable contributions.

There appears to be some basis for your view that Bank of America may exclude the first proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bank of America's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Bank of America relies.

There appears to be some basis for your view that Bank of America may exclude the second proposal under rule 14a-8(i)(12). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(12). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which Bank of America relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser

Bank of America.

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 5, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposals Submitted by (i) Bartlett Naylor and (ii) Virginia M. Brown

Ladies and Gentlemen:

On June 28, 2004, Bank of America Corporation (the "Corporation") received a proposal and supporting statement ("Proposal A") for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") from Evelyn Y. Davis ("Proponent A"). On September 9, 2004, the Corporation received a proposal and supporting statement ("Proposal B") for inclusion in the proxy materials for the 2005 Annual Meeting from Bartlett Naylor ("Proponent B"). On October 11, 2004, the Corporation received a proposal and supporting statement ("Proposal C" and, together with Proposal A and Proposal B, the "Proposals") for inclusion in the proxy materials for the 2005 Annual Meeting from Virginia M. Brown ("Proponent C" and, together with Proponent A and Proponents B, the "Proponents"). Proposal A, Proposal B and Proposal C are attached hereto as **Exhibit A, Exhibit B** and **Exhibit C**, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits Proposals B and C from the proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of New York and North Carolina.

A copy of this letter is also being sent to Proponent B and Proponent C as notice of the Corporation's intent to omit Proposals B and C from the proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A (To be included in the proxy materials for the 2005 Annual Meeting)

Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. The statement would include certain detailed information related to the contributions.

Proposal B

Proposal B requests that the Corporation submit annually to its stockholders a report containing certain detailed information relating to the Corporation's political contributions.

Proposal C

Proposal C requires that the Corporation list on its website all political and charitable contributions made by the Corporation.

REASONS FOR EXCLUSION OF PROPOSAL B AND PROPOSAL C

The Corporation believes that Proposals B and C may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(11) and (i)(12). Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A which was previously submitted by Proponent A and will be included in the proxy materials for the 2005 Annual Meeting. Proposals B and C also may be excluded pursuant to Rule 14a-8(i)(12) because they deal with the same subject matter as another proposal that was included in the proxy materials for the 2004 Annual Meeting, but did not receive the necessary support for resubmission.

Reasons For Exclusion of Both Proposal B and C

1. **Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A, which was previously submitted to the Corporation and will be included in the proxy materials for the 2005 Annual Meeting.**

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of stockholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. The Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Division consistently has concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. See, e.g., *Time Warner Inc.* (February 11, 2004) ("*Time Warner*"); *ChevronTexaco Corp.* (January 27, 2004) ("*ChevronTexaco*"); *General Electric Co.* (January 20, 2004) ("*GE*"); *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"); and *Centerior Energy Corporation* (February 27,1995) ("*Centerior*").

Given the Corporation's intention to include Proposal A in the proxy materials for the 2005 Annual Meeting, the Corporation believes that including Proposal B and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If more than one of the Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result: disclosure of corporate contributions. The Corporation should not be required to include multiple proposals concerning various corporate contributions because, if each was approved, the Board of Directors would have no way of knowing the scope and means of disclosure stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting terms and scope. Although the terms and scope of the Proposals are somewhat different, the core issues of all three Proposals are substantially the same—disclosure regarding corporate contributions.

In *Time Warner*, two shareholder proposals sought information on Time Warner's participation and use of corporate resources in the political process. The Division concurred with Time Warner's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. The first proposal requested that Time Warner prepare and distribute to shareholders an annual report describing its participation in "federal, state and local election campaigns," including six specific categories of information. The second proposal requested that Time Warner's board of directors "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." The Division concurred with Time Warner's characterization of the second proposal as substantially similar to the first, despite the first proposal's greater detail with respect to the contents of the requested annual report and inclusion of information regarding Time Warner's political participation at the local level.

In *ChevronTexaco*, the Division concurred with ChevronTexaco's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The primary thrust of each proposal was a request to ChevronTexaco's board of directors to prepare a report to shareholders containing policies for corporate political contributions, an accounting of such contributions, a business rationale for such contributions and identification of the person or persons in the company who participated in the decisions to make such contributions. The first proposal requested this report semi-annually, while the second proposal requested the report annually; nevertheless, the Division concurred that the *ChevronTexaco* proposals were substantially duplicative.

In *GE*, the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite these differences in scope, the Division concurred that the *GE* proposals were substantially duplicative.

In *Centerior*, four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative. Finally, in *BellSouth*, the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative.

Analysis Supporting the Exclusion of Proposal B

The Corporation believes that Proposal B is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. Proposal A requests that the detailed statement include (i) the Corporation's direct and indirect political contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made. In subsequent years, such statement would be included in the Corporation's annual report to stockholders. Similarly, Proposal B requests that the Corporation submit to stockholders an annual report containing certain detailed information relating to the Corporation's political contributions. While not identical, there is significant overlap between the information requested in Proposal B and the information requested in Proposal A. Although Proposal A and Proposal B are not identical in terms and scope, the Corporation believes that Proposal A and Proposal B clearly have an identical "principal focus" or "principal thrust." Both Proposal A and Proposal B request that the Corporation provide stockholders with detailed annual disclosure regarding the Corporation's political contributions and related policies.

In addition, similar to the proposals at issue in *GE*, the supporting statements of both Proposal A and Proposal B clearly reflect the same principal focus and thrust. Both Proposal A and Proposal B reflect the respective Proponent's views that the subject contributions by the company may not be in the best long-term interests of stockholders. For example, the supporting statement to Proposal A states that contributions made by the Corporation "are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent" and the supporting statement to Proposal B similarly states that the contributions "may actually frustrate the goal of maximizing shareholder value."

In addition, the Corporation believes the inclusion of both Proposal A and Proposal B in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal B are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Time Warner*, *ChevronTexaco* and *GE*, Proposal B may be excluded because it is substantially duplicative of Proposal A.

Analysis Supporting the Exclusion of Proposal C

For similar reasons as discussed above with respect to Proposal B, the Corporation believes that Proposal C is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal C seeks to compel the Corporation to list on its website "all political and charitable contributions." Although Proposal C differs slightly from Proposal A in that Proposal C also seeks disclosure regarding charitable contributions in addition to political contributions, the principal focus is the same. Namely, both Proposal A and Proposal C seek an accounting of how and to whom the Corporation contributes money that each Proponent deems to be the property of the Corporation's stockholders. In addition, the supporting statement to Proposal C states that publishing a list contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. Proposal C states that a vote for this proposal is a vote for full disclosure. Similarly, the supporting statement to Proposal A indicates that the Proposal is premised upon the idea that the Corporation's stockholders are entitled to know how the Corporation spends the funds owned by its stockholders and that such disclosure would encourage contributions to causes or persons that hold views in line with those of the Corporation's stockholders.

Based on the Division's views expressed in prior no-action letters, the Corporation does not believe that the additional charitable contribution disclosure would change the substantially similar nature of Proposal A and Proposal C. In *Centerior*, four compensation-related proposals were submitted, each with varied requests, but all focused on the limitation of compensation. In *BellSouth*, the first proposal linked incentive awards to revenue growth, while the second linked incentive awards to the price of BellSouth's stock. Thus, while incentive awards were tied to entirely different measures, the Division concluded that the *BellSouth* proposals had the same principal thrust and were substantially duplicative. Consistent with the Division's views in *Centerior* and *BellSouth*, the Corporation believes that a variance in scope and terms does not change the fact that proposals with the same principal focus are substantially similar and may be excluded. As noted above, although the scope and terms of Proposal C may be slightly broader than those of Proposal A, it is clear that both Proposal A and Proposal C seek disclosure regarding contributions by the Corporation.

In addition, the Corporation believes the inclusion of Proposal A and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If both Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. Proposal A requests disclosure regarding contributions of a political nature and requests specific details regarding those contributions. Proposal A requests disclosure via newspaper publication and future annual reports. Proposal C requests disclosure regarding contributions of a political nature and of a charitable nature, but does not request specific details regarding those contributions. Proposal C requests disclosure via the Internet. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal C are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Centerior* and *BellSouth*, Proposal C may be excluded because it is substantially duplicative of Proposal A.

2. Proposals B and C may be excluded pursuant to Rule 14a-8(i)(12)(i) and (ii) because they deal with substantially the same subject matter as another proposal that was included in the Corporation's proxy materials for prior annual meetings, but did not receive the necessary support for resubmission.

Rule 14a-8(i)(12) provides that, if a proposal deals with substantially the same subject matter as a prior proposal submitted to stockholders within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any stockholder meeting within three calendar years after the last submission, <u>provided</u>, <u>that:</u>

(i) if the proposal was submitted at only one meeting during the preceding five calendar years, it received less than three percent of the total number of votes cast in regard thereto; and

(ii) if the proposal was submitted at two meetings during the preceding five calendar years, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals must be identical. The Commission stated in Securities Exchange Act Release No. 34-20091 (August 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Division has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Division has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposal(s) in question share similar underlying issues with the prior proposals, even if the subsequent proposal(s) proposed that the company take different actions.

For example, in *Bristol-Myers Squibb Company* (February 6, 1996), the Division permitted exclusion of a proposal requesting that the board of directors of the company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the company refrain from making charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of the three prior proposals and the proposal at issue (*e.g.*, consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Division concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the proposals regarding the company's charitable contributions. Similarly, in *AT&T Corporation*

(February 17, 1998), a proposal calling for AT&T's board of directors to annually present stockholders with the company's guidelines for making political contributions and a report of political contributions made by the company was excludable pursuant to Rule 14a-8(c)(12)(iii). In that case, the proposal dealt with the same subject matter (i.e., contributions by the company) as a proposal included in the company's proxy materials for the three prior annual meetings, at the third of which, the prior proposal failed to receive the support of at least 10% of the total number of votes cast with respect thereto.

At the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"), Proponent C submitted the following proposal (the "2004 Proposal"), which was included in the Corporation's proxy materials for the 2004 Annual Meeting: "The shareholders request that the company refrain from making direct charitable contributions." As reported in the Corporation's Form 10-Q for the quarter ended June 30, 2004, the 2004 Proposal received 2.92%[1] of the votes cast in regard thereto. A copy of the 2004 Proposal, as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as **Exhibit D**.

At the Corporation's 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"), the following proposal (the "2000 Proposal") was included in the Corporation's proxy materials for the 2000 Annual Meeting: "The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee, nor shall any company facilities or equipment be used for this purpose." A copy of the 2000 Proposal, as set forth in the proxy materials for the 2000 Annual Meeting is attached hereto as **Exhibit E**.

As noted in Section 1 above, Proposals B and C both seek disclosure regarding contributions by the Corporation, whether they are political or charitable. Both Proposals seek an accounting of contributions made by the Corporation. The 2004 Proposal and the 2000 Proposal deal with substantially the same subject matter—contributions by the Corporation. Rather than requesting disclosure regarding corporate contributions, the 2004 Proposal requested that no contributions of a charitable nature be made with corporate funds. Similarly, rather than requesting disclosure regarding corporate contributions, the 2000 Proposal requested that no contributions of a political nature be made with corporate funds. Based on an examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proposal B, Proposal C, the 2004 Proposal and the 2000 Proposal are the same—corporate contribution-related matters. Each supporting statement argues against using corporate funds for contributions. The supporting statements indicate that the corporate funds used by the Corporation for contributions belong to the stockholders. Further, the respective proponents argue that stockholders may not agree with the amounts of, or policies advanced by the recipients of, the contributions and that the Corporation may actually be harmed by such contributions.

[1] Tabulation is as follows: votes cast for—37,343,217 and votes cast against—1,241,314,128. Abstentions and broker-nonvotes were not included for purposes of the calculation.

The Corporation believes that Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12) because a substantially similar proposal was submitted to shareholders twice in the last five calendar years, but received minimal support. Both Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(i) because a substantially similar proposal was submitted at the 2004 Annual Meeting and received less than three percent of the total number of votes cast in regard thereto. In addition, Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(ii) because a substantially similar proposal was submitted at each of the 2004 Annual Meeting and the 2000 Annual Meeting and received less than six percent of the total number of votes cast with regard thereto at the 2004 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that both Proposal B and Proposal C may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Associate General Counsel

cc: Bartlett Naylor
Virginia M. Brown

EXHIBIT A

mv [illegible]

RECD JUL 0 1 2004

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR

June 28,2004

Bank of America
JUL 0 2 2004
Legal Department

Ken Kewis, CEO
Bank of America
Charlotte, N.C.

Dear Ken:

This is a formal notice to the management of Bank of America that Mrs. Evelyn Y. Davis, who is the owner of 860 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 05 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Ken: Please acknowledge receipt of this resolution yours

EXHIBIT B

Jones, Jacqueline J

From: Cummings, Rachel R
Sent: Thursday, September 09, 2004 10:58 AM
To: Jones, Jacqueline J
Subject: FW: shareholder resolution

Jackie
From Bart Naylor
Rachel

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Thursday, September 09, 2004 10:51 AM
To: Cummings, Rachel R
Subject: shareholder resolution

Rachel Cummings
Corporate Secretary
Bank of America
100 N. Tryon St.
Charlotte, N.C.
28255

Dear Corporate Secretary Cummings,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring employers.

Our company maintains lobbyists, such as one designated to cover Maryland (where I live) and where Bank of America counts as one of the state's largest employers. In Maryland, we note numerous contributions to state political candidates: (http://www.elections.state.md.us/campaign_finance/database/contributions/index.php?

iaction=1)

Bank of America is a member of the American Benefits Council, whose mission includes promoting provate sector solutions to health insurance. The organization also states that "We fend off policy proposals that add burdens, liabilities and costs for the employer plan sponsor community." While we understand a bias away from additional regulation, this may be short-sighted and harmful to shareholders.

We submit this resolution with hope to initiate dialogue with senior Bank of American executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you, and remain,

Sincerely,

Bartlett Naylor

Resolved:
We hereby request that Bank of America Corp. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

address: Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

EXHIBIT C

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

OFFICE OF THE
OCT 22 2004
CORPORATE SECRETARY

October 11, 2004

Ms. Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Dear Ms. Cummings:

I am the owner of 305 shares of Bank of America Corporation. I have cotinuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the company shall list on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Virginia M. Brown

Virginia M. Brown

EXHIBIT D

Excerpt from Bank of America Corporation 2004 Proxy Statement

ITEM 5: STOCKHOLDER PROPOSAL REGARDING CHARITABLE CONTRIBUTIONS

The Corporation has received the following stockholder proposal from Ms. Virginia M. Brown, 581 Oregon Avenue, Port Allen, Louisiana 70767. As of the record date for the Annual Meeting, Ms. Brown beneficially owned 162 shares of Common Stock.

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Stockholder's Statement Supporting Item 5:

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book *Free To Choose*. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. Bank of America employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our shareholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

The Board recommends a vote "AGAINST" Item 5 for the following reasons:

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Board believes that it is critical that the Corporation reinvest in the communities from which its income is derived. Charitable giving is an important component of corporate citizenship. Furthermore, the Board believes that the Corporation benefits financially from such giving by strengthening its communities and more immediately through the benefits of brand awareness and its reputation as a socially responsible company. The Board also recognizes the importance of grants to the Corporation's overall program implemented in connection with the Community Reinvestment Act (CRA), and the importance of maintaining strong CRA ratings to the continued success of the Corporation.

Extensive research validates the importance of charitable giving, not only to the health of the communities in which the Corporation does business, but also to the loyalty of the Corporation's customers and stockholders. The Corporation and the Bank of America Foundation measure requests for donations against carefully selected funding criteria adopted and continually modified to most effectively promote the health of the neighborhoods in which the Corporation does business. The Board believes that this garners and protects loyalty to the Corporation's brand.

In addition, the Foundation makes grants in accordance with employees' contributions of their volunteer time and their personal charitable dollars, subject to only minimal restrictions above those imposed by the Internal Revenue Code and other applicable laws. The Board believes that these programs demonstrate respect for the values and actions of its employees, and reinforce the Corporation's culture of embracing diversity and independent thought.

While the Corporation seeks to be responsive to the concerns of all of its stockholders, the size and diversity of this group renders it impracticable to limit charitable or other activities to those with which one stockholder disagrees. Therefore, the Board believes that it is appropriate and in the best interest of the Corporation's stockholders to maintain its program of thoughtful, focused giving in conjunction with grant-making in recognition of employee volunteerism and giving.

The Corporation and the Foundation have been nationally recognized for their charitable activities, the impact of which on our communities is immeasurable. The Board believes that the benefits to the Corporation through the enhanced strength of its customer base, the increased volume of business due to enhanced brand awareness, and the enhanced ability to attract and retain the most qualified associates, exceed the amounts expended.

EXHIBIT E

Contributions to Political Movements and Entities

The Corporation has received the following proposal from Patricia S. Broderick, 105 Quail Lane, Mooresville, North Carolina 28117. Ms. Broderick has represented that she is the beneficial owner of 961 shares of Common Stock.

Whereas the money for donations to political movements and political entities comes from the profits of the company's operations, and belongs to the shareholders; and since these contributions are nothing more than an overt effort to control elections, shareholders should not be made to support political movements or political entities with whom they do not agree.

The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by the Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, not to any company employee; nor shall any company facilities or equipment be used for this purpose.

Management's Statement

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Corporation is subject to, and complies with, the extensive federal and state governmental regulatory framework relating to political contributions. The proposal, however, prohibits the Corporation's support of various political action committees and permitted state and local contributions, all of which are conducted in accordance with applicable law. The Corporation operates in an environment heavily regulated at the federal, state and local levels, and its banking products and services are affected by government regulation. The Corporation believes that its interaction with legislators and regulators influences the products and services that the Corporation and its subsidiaries are able to offer and deliver. The proposal, however, would prohibit the Corporation's participation in various activities routinely engaged in by banks, thereby placing the Corporation at a competitive disadvantage.

In addition to placing the Corporation at a competitive disadvantage, the proposal does not provide any definition of "political movement or entity" or provide any guidance as to how the Corporation is to determine whether or not an organization is "political." Consequently, the extremely broad language of the proposal could prohibit a multitude of activities that stockholders would not commonly view as political in nature.

The Board believes that contributions made in accordance with applicable law best serve the interests of the Corporation and its stockholders and, therefore, the proposal is unnecessary.

The Board recommends a vote "AGAINST" this stockholder proposal (Item 5 on the Proxy Card).

PROPOSALS FOR 2001 ANNUAL MEETING OF STOCKHOLDERS

The deadline for submission of stockholder proposals to be considered for inclusion in the proxy statement and proxy card relating to the 2001 annual meeting is November 20, 2000. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and may be excluded from the proxy statement and proxy card.

The deadline for submission of stockholder proposals to be presented at the 2001 annual meeting, but which will not be included in the proxy statement and proxy card relating to such meeting, is January 4, 2001. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and the persons named in the proxy for such meeting may exercise their discretionary voting power with respect to such proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DOWJONES

DOW JONES & CO INC (DJ)

200 LIBERTY ST
NEW YORK, NY 10281
212. 416.2000
http://www.dj.com

NO ACT

Filed on 12/17/2004

GSI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 17, 2004

Dana L. Willis
Counsel
Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/17/2004

Re: Dow Jones & Company, Inc.
Incoming letter dated November 12, 2004

Dear Mr. Willis:

This is in response to your letter dated November 12, 2004 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

December 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated November 12, 2004

The proposal requests that the board provide a report regarding Dow Jones' process of donations to an organization specified in the proposal.

There appears to be some basis for your view that Dow Jones may exclude the proposal under rule 14a-8(i)(12). Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dow Jones relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DOWJONES

Dana L. Willis
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
dana.willis@dowjones.com

November 12, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of John J. Crapo
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to omit from its proxy statement and form of proxy for our 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") received from John J. Crapo (the "Proponent"). The Proposal relates to having Dow Jones publish in its proxy statement information relating to its "process of donations to the Pine Street Inn," a not-for-profit organization that provides shelter and related services for the homeless. The Proposal was delivered to Dow Jones in handwritten form and is illegible in parts. To aid in legibility, we have prepared a transcript of the Proposal which provides some corrections to the punctuation. The original Proposal and the transcript are attached as Attachments 1 and 2, respectively.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones' intention to omit the Proposal from the 2005 Proxy Materials. Dow Jones intends to mail its definitive 2005 Proxy Materials on or about March 18, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Dow Jones files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow Jones' 2005 Proxy Materials on the bases set forth below. Dow

Jones believes that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(12).

Rule 14a-8(i)(10) – Substantially Implemented

A shareholder's proposal may be excluded under Rule 14a-8(i)(10) "if the company has already substantially implemented the proposal."

The Proponent would like shareholders to receive a report in the 2005 proxy materials of the process of Dow Jones' donations to the Pine Street Inn. However, Dow Jones posts detailed information on its corporate website about the process of all of its charitable donations. The website provides a breakdown of the recipients and the amount of such contributions. There is also an explanation as to why such contributions were made. (This information may be obtained by clicking on "The Company" and "Charitable Contributions" from the Dow Jones corporate website (www.dowjones.com) and is also attached as Attachment 3.)

Given the detailed information on the Dow Jones corporate website about its process of making donations, the Proposal is moot since it is substantially implemented by Dow Jones. When a company can demonstrate that it has substantially implemented policies addressed by a proposal, the Staff has concurred that the proposal may be excluded under Rule 14a-8(i)(10). See e.g., *Mattel, Inc.* (pub. avail. March 16, 2004) (proposal that Mattel report yearly on the money spent on philanthropy was excluded since such information was detailed on the Mattel corporate website.) Moreover, SEC No-Action letters have established that a company may exclude a proposal under Rule14a-8(i)(10) even if the company does not implement the proposal exactly as requested by the proponent. See e.g., *Weyerhaeuser Company* (pub. avail. March 8, 2004) (proposal calling for shareholder approval of a "poison pill" was excluded under Rule 14a-8(i)(10) since the company had a policy regarding the potential adoption of a "poison pill," albeit slightly different from the policy specifically requested by the shareholder). See also SEC Release No. 34-20091 (August 16, 1983) (the "Adopting Release"). Thus, even though the Dow Jones corporate website does not specifically identify donations to the Pine Street Inn, there is clear and comprehensive information about the Company's process of charitable giving to have substantially implemented the Proposal. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(12) – Resubmissions

Rule 14a-8(i)(12)(i) provides that a shareholder's proposal may be excluded: "if the proposal deals with substantially the same subject matter as another proposal ... that has ... been previously included in the company's proxy materials within the preceding 5 calendar years" and "the proposal received less than 3% of the vote if proposed once within the preceding 5 calendar years."

Mr. Crapo submitted a proposal which was included in Dow Jones' 2003 proxy materials filed on March 14, 2003 (the "Previous Proposal"). In the Previous Proposal,

Mr. Crapo requested an explanation of the procedures governing charitable donations by Dow Jones. Though the Proposal is not identical to the Previous Proposal, as established in numerous SEC No-Action Letters, proposals that address "substantially the same subject matter" may be excluded under Rule 14a-8(i)(12). See e.g., *Bristol-Myers Squibb Company* (pub. avail. February 11, 2004) (proposals pertaining to pricing policies for pharmaceuticals were excluded since they dealt with the same substantive concern as stockholder proposals previously included in the proxy) and *ChevronTexaco Corporation* (pub. avail. February 3, 2004) (proposal that the company report on the impact of its drilling in a wildlife refuge was excluded since it dealt with the same subject matter as stockholder proposals previously included in the proxy). See also the Adopting Release which provides that there should be a "consideration of the substantive concerns raised by a proposal rather than the specific language..." of the proposal. Given that the Previous Proposal and the Proposal relate to the same substantive concern (*i.e.*, the process governing charitable donations by Dow Jones), the Proposal may be characterized as dealing with "substantially the same subject matter" as the Prior Proposal that was previously included in the company's proxy materials within the preceding 5 calendar years.

According to the calculations of the judges of election, the Previous Proposal received 2.58% of the vote at the 2003 annual meeting of stockholders. Since the Previous Proposal failed to meet the required 3% threshold at the 2003 annual meeting of shareholders and, as described above, the other rule requirements are satisfied, the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(12).

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,

[signature]

Attachments

ATTACHMENT 1

MR JOHN JENNINGS CRAPO, PRO SE, AA.A BE
Homeless Paranoid Schizophrenic AND
Dow Jones & Company INC STOCKHOLDER
P.O. Box 400151
CAMBRIDGE MA 02140.0002
page No(01) of Nine(09) 06 July 2004
VIA Certified mail ("CM")
mail item # 7003 2260 0002 2221 8770
Return Receipt requested ("RRR")
DOW JONES & COMPANY INC Attn please
MR Peter Graem SKINNER esq., LLB
CORP SECY, GEN CNSL AND Executive
VICE PRESIDENT
200 LIBERTY ST
New York City NY 10281-1020
CC VIA CM RRR # 7003 2260 0002 2221 8641
US SECURITIES & EXCHANGE COMMISSION ("SEC")
DIVISION OF CORPORATION FINANCE ("DIV OF CORP FIN)
OFC OF DIR

RECEIVED
JUL 16 2004
PETER G. SKINNER

Dear MR SKINNER AND SEC DIV OF CORP FIN OFC OF DIR:

This is to YOU IN YOUR capacity at DOW JONES AND COMPANY, INC

I've been a long time and my margin ownership permits me to introduce and present shareholder proposal AND I DO Not plan to sell any OF MY shares until the close of Forthcoming shareholder meeting.

I write in midst of inconvenience. The Shelter closed at 8:30AM and it's Not expected to re-open until 4PM. I'm protected. I'm aged sixty-seven (67) years old. I'm at risk in very hot weather. I sit in a park Near the Shelter.

I've presented shareholder proposals at many national corporations, including the holding company of The Wall Street Journal. The New Bedford Standard Times (it was at New Bedford in its circulation area where I was born & where my parents lived immediately before I was born). Cape Cod Times (whose circulation area includes communities where my mother was born, where three (03) of my grand-parents were born, and locations more

P. two (02) 9 Nine (09) (photo here)
Mr John Jennings (Crypto?)
to Dow Jones & Co INC (Mr Skinner)
06 July 2004
Where my mother and her parents were born etc. New Bedford MA is the site where my father's parents are buried.
IN event you have questions of me please address them to me at my PO Box address PO Box 400131 Cambridge MA 02140-0002 the son is heating down hard - a familiar appearing man just walked by from washing his shirt towards Shawmut Ave there are children playing Big people walking dogs. there is a ball field here - and basket ball courts and there is a closed in area dogs. a toddler is walking alone - a few feet away from a busy Avenue. #1009 MBTA Silver Liner just went by. two (02) men basketball play ("shooting" baskets) the Park is near the Cathedral where the Archbishop who was recently pictured with His Holiness, the Bishop of Rome, etc is said to frequently officiate at Cathedral services. I had a school teacher with that familiar sounding last Name. an archbishop before them - Not the one who has been transferred to Rome, as archpriest (IN person) who has also his titular seat at an important church at Rome I knew. I wrote a story on his visit to the troops while they were on duty IN the adjoining State of New York (the Empire State) that Cardinal was according to press reports was an immigrant from Europe who established the standard of someone of Non North Western European ancestry serving as archbishop Boston
more

Mr John Jenniss Crako, Mo Lo.AAABE
P-three (03) of nine (09)
to Dow Jones & Company INC 06 July 2004
Someone has [illegible] 11:18 am
demanding a dollar your paper at close
chicopee is available at newsstands for
some cost it's getting hot & I'm getting
sweaty and I can't find a good shot IN
shade so to sit and write - to go over the
Wall Street Journal
My shareholder proposal & accompanying
supporting statement which I ask you to include
in proxy statement is: Shareholder-pro-
posal the Board of Directors ("Board") of Dow
Jones AND Company INC ("Corporation") it
is requested shall provide us with a complete
report of the process of donations to the
Pine Strt INN Boston Ma, a subscription of
the WALL Street Journal which came today
addressed as
** CCC 02118240 4 CCC **
12170145416 3
PINE STREET INN
ANY RESIDENT
444 HARRISON AVE
BN 75900850 FXXXR
Boston MA BM759
The Report shall be in the proxy
statement of the next forthcoming Stock-
holder Meeting of the Corporation of
Shareholders and proxies Meeting as
an assembled Meeting of Corporation
Shareholders
more

MR JOHN Jennings CRAPO, Pro Se, AA, ABM
page four (04) 9 Nine 09
to DOW Jones & Company inc 06 July 2004
Supporting Statement "
I'm interrupted by MR "RAUL" "HERNANDEZ"
who demands I mention him by name in exchange
for him going away so I may finish this
writing. I wrote him recently at said Harrison
AVE Boston MA address. The letter was addressed
to him but the habitat failed to list him
on the list of persons to report to claim an
article of mail. also he demanded a dollar.

Proponent has been a homeless person at 444 Harrison Ave Boston MA
beginning January 2003. It was a surprise
to him the WALL STREET JOURNAL comes
here addressed "any resident..." there are
quarters for employees and much space
is allocated on cots, and floors for homeless
men, those with alcohol abuse, chemical
dependency, Narcotics abuse, mental health
and other such troubles. In fact these
problems appear apparently too among
employees resident there too one (01)
such employee proponent proponent
recollects as a male prostitute for pay
to homosexual men. From time to
time proponent has heard a familiar
sounding voice during his sleep
time which has woken him up
rendering it impossible for him to get
rest, as much as he would like
There is a hot breeze bothering me!!!
More

John Jennings CRAPO, pro se, AA, AB

page five (05) of NINE (09)

to Dow Jones & Company INC 06 July 2004

it's unclear whether the July 06 th 2004 "Journal" Vol CCXLIV No three (03) was intended for the many MD's, OD's, DO's, DMD's etcetera who are/were residents (or one of them) following the award of their doctorate and their completion of their treatment training (Sirene rings loudly 11:05 AM) in their approved specialty residency. one (01) I think first of MM now is Internal Medicine, thoracic medicine subspecialty. a NURSE here accused me of having pul-monary tuberculosis. IF She'd said she wondered if I've asthma I might have thought since I've psoriasis maybe there is a chance of my being asthmatic.

there is a women's INN here too I know from what I've noticed IN print!

I can't find information on the Pine Street INN's Board of Directors, chair, vice chair, secretary, etcetera. I understand the chief executive OFFICER is a woman AND I understand the Director of men's services AND his chief deputy are the same as I knew it the army. the company commander was the "old man" & the first sergeant as the "Mother". AND there is the theory people play out the dynamics of their home IN a place like the Pine Street INN etc

More

John Jennings Crapo pro se. AA, ABD
page sixty(66) 9 nine(09) pb
to Dow Jones & Company July 06 2004

So Mr Hernandez wants his name in this too - to be a sibling jealous of the older sibling. shouting and screaming he has a right to benefit by the prosperity of other inmates in place I explained to him There is an estimated 400 people there - so if each gives him $one (01) daily. If he gets it 365 days annually that is more than his Excellency The Governor of Massachusetts gets paid I've a jealous envious rival!!!

on the exact spot where proponent found the Journal he has met the Director of the Men's INN - a sidewalk of many crevices, cracks and apparent houses for little furry things - which is a bus stop.

Proponent wonders what other such donations came to said place from our corporation and thinks whether were for employees and others managing said places endowment rather than for inhabitants who try to get out of there predicaments they are in

more

John Jennings Crofg pro se AA, ABE
page ~~sixty~~ seven (07) 7 Niny
to Dow Jones & Combeny INC 06 July 2004
it was about 7:50 am pro konead
noticed the issue too prohoment has
a case against the Hon Commissioner of the
U.S. Internal Revenue Service ("SVCE") in
his/her capacity as chief executive officer
of the SVCE for unlawfully and in
defiance of the US Constitution unconstitut-
ionally taxing me for a variety of motives
and prohoment has serious concerns
re: the soundness of the opinions and
other orders of said INNS staff & manage-
ment. For example yesterday a
man was reprimanded by a familiar
appearing employee for taking his
shirt off above the belt but this morning
another man wasn't reprimanded doing
the same thing. The employee in question
was on duty both times. Today
the wind blew this & I'm
distracted by people joining me noisily
& energetically on this bench &
scene I noticed as I stood up and
turned around to cautiously move
my car.
Same employee has reprimand-
ed prohoment. My name is well
known & get retaliated against be-
cause of my championing my

more

J.J. Crakes [illegible] A.A. AB
page Eight (08) of Nine
to Dow Jones & Co Inc
06 July 2004

rights & duties under the laws, rules regulations of the SEC. Most recent reprimand & retaliation was because I sent a fax to a Boston area newspaper re: the issue of a vacancy in the U.S. House of Senators in event the candidate for USA President is elected. People have already dismissed what happened at New York City & in Suburban Washington DC on September Eleventh 20— and and want to defray a New US Senator designate going to Washington DC

often while I am awake [illegible] (at night) I think of the British system and how a new government is in effect at UK if there were a major disaster there - with all that the new sovereign needs to do is call new elections of the House of Commons

I think of all the challenges I get of my portable cart which I use Am I being used as a precedent - saying if I can be challenged (I'm a social worker) why can't a mother with a carriage with a baby in it being

More

J.J. Crabs, Mo Sr A A ABE
P. Nine (09) of Nine
to Dow Jones & Co INC
06 July 2004
challenged and Why not a lawyer of his Way to court he challenged
I'm paranoid schizophrenic How could I possibly rid myself of these symptoms with all this trouble
Mr Hernandez says I'm going to be famous and my thinking when people say get a rid of the cars they are saying Thumbs Down on Me - Wanting me to carry my things on my back - What about the little carriers who use carts also I'm eighty seven (87) years old - What about persons in Wheelchairs

Sincerely

John Jennings Crabs Prode
Homeless Dow Jones & Company
INC Share holder

J.J.C/JJC

Mr. John Jennings Crapo Pro Se A.A.ABE
Homeless Paranoid Schizophrenic and Stockholder
Dow Jones & Company, Inc.
P. O. Box 400151
Cambridge, MA 02140 0002

06 July 2004

Via Certified Mail ("CM")
Mail Receipt #7003 2260 0002 2221 8740
Return Receipt Requested ("RRR")
Dow Jones & Company, Inc.
Attn Please Mr. Peter Graem Skinner, Esq., LLB
Corp. Secy., Gen Cnsl and Executive
Vice President
200 Liberty St.
New York City, NY 10281-1020
Cc Via CM RRR #7003 2260 0002 2221 8640
US Securities & Exchange Commission ("SEC")
Division of Corporation Finance ("Div of Corp Fin")
Ofc of Dir

Dear Mr. Skinner and SEC Div of Corp Fin OFC of Dir:

This is to you in your capacity at Dow Jones and Company, Inc.

I've been a long time and my margin of ownership permits me to introduce and present shareholder proposal and I do not plan to sell any of my shares until the close of forthcoming shareholder meeting.

I write in most of inconveniency. The shelter closed at 8:30 AM and it's not expected to re-open until 4 PM. I'm protected. I'm aged sixty-seven (67) years old. I'm at risk in very hot weather. I sit in a part near the shelter.

I've presented shareholder proposals at many national corporations, including the holding company of The Wall Street Journal. The New Bedford Standard Times (it was at New Bedford in it's circulation area where I was born & where my parents lived immediately before I was born Cape Code times (whose circulation areas includes communities where my mother was born. Where three (03) of my grand-parents were born, and locations where my mother and her parents were born etc. New Bedford MA is the site where my father's parents are buried.

In event you have questions of me please address them to me at my PO Box address PO Box 400151 Cambridge MA 02140-0002 the sun is beating down hard – a familiar appearing man just walked by from Washington Street towards Shammut Ave. There are children playing big people walking dogs. There's a ball field here – and basketball courts and there is a closed in area dogs. A toddler is walking alone – a few feet away from a busy Avenue #1005 MTA Silver Liner just went by. Two (02) men basketball play ("shooting" baskets). The park is near the Cathedral where the Archbishop who was recently pictured with His Holiness, the Bishop of Rome, etc. is said to preside and officiate at cathedral services. I had a school teacher with that familiar sounding last name. An archbishop before then – not the one who has been transferred to Rome as Archpriest (in person) who has also historically seat at an important church at Rome knew. I wrote a story on his visit to the troops while they were on duty in the adjoining State of New York (the Empire State). That Cardinal was according to press reports was an immigrant from Europe who established the standard of someone or non Northwestern European ancestry service as Archbishop Boston.

Someone has interrupted me 11:18 AM demanding a dollar your paper at Chicopee is available at news stands for $one (01) it's getting hot & I'm getting sweaty and I can't find a good spot in shade so to sit and write & to go over the Wall Street Journal.

My shareholder proposal & accompanying supporting statement which (ask you to introduce in proxy statement is "Shareholder proposal" the Board of Directors ("Board") of Dow Jones and Company Inc. ("Corporation") it is requested shall provide us with a complete report of the process of donations to the Pine Strt. Inn Boston MA, a subscription of The Wall Street Journal which came today addressed as

CCC 021182404 CCC
121701454163
Pine Street Inn
Any resident
444 Harrison Ave.
BN 75900850 FXXXX
Boston MA BM759

The Report shall be in the proxy statement of the next forthcoming stockholder meeting of the corporation of shareholders and proxies meeting as an assembled meeting of corporation shareholders.

I'm interrupted by Mr. "Raul" "Hernandez" who demands I mention him by name in exchange for him going away so I may finish this writing. I wrote him recently at said Harrison Ave Boston MA address. The letter was addressed to him but the habitat failed to list him on the list of persons to report to claim an article of mail. Also he demanded a dollar.

Proponent has been a homeless person at 444 Harrison Ave., Boston, MA beginning January 2003. It was a surprise to him the Wall Street Journal comes here addressed "any resident..." There are quarters for employees and much space is allocated on cots, and floors for homeless men, those with alcohol abuse, chemical dependency, narcotics abuse, mental health and other such troubles. In fact there problems appear apparently too among employees resident there too [illegible] such employee proponent proponent recollecting as a male prostitute for pay to homosexual men. From time to time proponent has heard a familiar sounding voice during his sleep time which has woken him up rendering it impossible for him to get rest, as much as he would like. There is a hot breeze bothering me!

It's unclear whether the July 06th 2004 "Journal" Vol CCXLIV No Three (03) was intended for the many MD's, OD's, DO's, DMO's, etcetera who are/were residents (or one of them) following the award of their doctorate and their completion of this training (sirene rings loudly 11:45 AM) in their approved specialty residency. One (01) think first of [illegible] is internal medicine, thoracic medicine subspecialty a nurse here accused me of having pulmonary tuberculosis. If she'd said she wondered if I've asthma I might have thought since I've psoriasis maybe there is a chance of my being asthmatic.

There is a women's inn here too. I know from what I've noticed in print!

I can't find information on the Pine Street Inn's Board of Directors, Chair, Vice Chair, Secretary, etcetera. I understand the Chief Executive Officer is a woman and I understand the Director of Men's Services and his Chief Deputy are the same as I knew in the army. The company commander was the "older man" and the first sergeant as the "mother" and there is the theory people play out the dynamics of their home in a place like the Pine Street Inn etcetera.

So Mr. Hernandez wants his name in this too – to be a sibling – jealous of the older sibling, shouting and screaming he has a right to benefit by the prosperity of other inmates in place I explained to him there's an estimated 400 people there – so if each fines him $one (01) daily. If he gets it 365 days annually that is more than his Excellency the Governor of Massachusetts gets paid. I've a jealous envious rival!

On the exact spot where proponent found the Journal he has met the Director of the Men's Inn – a sidewalk of many crevices, cracks and apparent houses for little furry things – which is a bus stop.

Proponent wonders what other such donations come to said place from our Corporation and thinks whether were for employees and officers managing said places endowment rather than for inhabitants who try to get out of these predicaments they are in.

It was about 7:50 AM proponent noticed the issue too. Proponent has a case against the Hon. Commissioner of the U.S. Internal Revenue Service ("SVCE") in his/her capacity as Chf. Executive Officer of the SVCE for unlawfully and in defiance of the US

Constitution unconstitutionally taxing me for a variety of motives and proponent has serious concerns re: the soundness of the opinions and other orders of said Inn's staff & management. For example, yesterday a man was reprimanded by a familiar appearing employee for taking his shirt off above the belt but this morning another man wasn't reprimanded doing the same thing. The employee in question was on duty both times today. Wind blew this & I'm distracted by people joining me noisily & energetically on this bench scene I noticed as I stood up and turned around to cautiously move my cart.

Same employee has reprimanded proponent. My name is well known & get retaliated against because of my championing my reports & duties under the cases, rules regulations of the SEC. Most recent reprimand I retaliation was because I sent a fax to a Boston area newspaper re: the issue of a vacancy in the U.S., House of Senators in event one candidate for USA President is elected. People have already dismissed what happened at New York City & in suburban Washington DC on September Eleventh 20__ and want to delay a new US Senator designate going to Washington DC.

Often while I am awake silently (at night) I think of the British system and how a new government is in effect at UK if there were a major disaster there – with all that the new sovereign needs to do is call new elections of the House of Commons.

I think of all the challenges I get of my portable cart, which I use AM I being used as a precedent – saying if I can be challenged (I'm a social worker) why can't a mother with a carrier with a baby in it being challenged and why not a lawyer on his way to court be challenged.

I'm paranoid schizophrenic. How could I possibly rid myself of these symptoms with all this trouble.

Mr. Hernandez says I'm going to be famous and my thinking when people say get a rid of the cart they are saying Thumbs Down on Me -- wanting me to carry my things on my back. What about the letter carriers who use carts also. I'm sixty-seven (67) years old. What about persons in wheel chairs.

Sincerely,

John Jennings Crapo Pro Se
Homeless Dow Jones & Company
Inc. Shareholder

DOWJONES

SEND PAGE TO PRINTER

CHARITABLE CONTRIBUTIONS

Introduction / Contributions

INTRODUCTION / CONTRIBUTIONS

At Dow Jones & Company, we have a long and strong history of corporate giving, and we believe in supporting the many communities that support us around the world. Contributions totaling more than $1.7 million were made in 2003 by the Company, its Dow Jones Foundation and its Ottaway Newspapers subsidiary.

In general, our contributions are channeled into three areas of special importance:

- The first area is a commitment to journalism standards and press freedom. Since 1882, the Dow Jones name has been synonymous with accuracy, integrity and trust. We demand the highest journalism standards at our own publications and services, and we are vigorous advocates of free-press principles.
- The second area is a commitment to education — the foundation of all that we do and all that we champion.
- The third area is a commitment to the communities in which we live and work around the world, through the support of civic and cultural institutions.

I thank you for your interest, and I invite you to learn more about our contribution program.

Peter R. Kann
Chairman and Chief Executive Officer
Dow Jones & Company
March 2004

Dow Jones Contributions in 2003	
Journalism Standards and Press Freedom	$457,000
Education	$523,000
Community Support	$752,000
Total	$1,732,000

JOURNALISM STANDARDS AND PRESS FREEDOM

In 2003, Dow Jones contributed $457,000 to groups and causes that promote journalism standards and press freedom.

A key way in which Dow Jones supports this effort is through the Dow Jones Newspaper Fund. This organization was founded in 1958 by editors of The Wall Street Journal to improve the quality of journalism education and the pool of applicants for jobs in the newspaper business.

The Dow Jones Newspaper Fund provides internships and scholarships to more than 100 college students, publishes career literature, provides training for college journalism instructors — primarily from the nation's historically black colleges and universities — and funds 26 summer journalism workshops for minority high-school students. In addition, the Newspaper Fund assists five inner-city high schools in publishing school newspapers. Four times a year, the Newspaper Fund publishes Adviser Update, a 32-page tabloid newspaper sent to some 4,500 high-school teachers and advisers nationwide. In all, the Newspaper Fund provided 157

ATTACHMENT 3

grants and internships to individuals and schools in 2003.

The Fund is a nonprofit foundation supported by the Dow Jones Foundation, Dow Jones & Company and other newspaper companies. In addition to providing an annual grant to the Newspaper Fund, which totaled $325,000 for 2003, Dow Jones & Company also pays the Fund's annual administration costs, which totaled about $449,000 in 2003. These administration costs are not included in the Company's total charitable giving figures.

Among the many other groups that received contributions from Dow Jones in 2003 for their work to promote journalism standards and press freedom are: the Online News Association, the World Press Freedom Committee, the Committee to Protect Journalists and the International Women's Media Foundation.

EDUCATION

Dow Jones has a strong tradition of support for education, both through direct grants and through the Matching Gifts for Education Program, which is designed to encourage Dow Jones employees to support education with their personal contributions.

Through the Matching Gifts for Education Program, full-time employees can double their gift to eligible educational institutions because Dow Jones will match their contribution on a dollar-for-dollar basis, up to $2,000 per employee per calendar year. Dow Jones' contributions for 2003 through the Matching Gifts for Education Program totaled $188,000.

Dow Jones also participates in the Institute of International Education and National Merit Scholarship programs. Through these programs, 89 children of Dow Jones employees shared in scholarship money funded by Dow Jones totaling more than $287,000 in 2003.

Other organizations that shared the remainder of the $523,000 contributed by Dow Jones to educational causes in 2003 included: the Inner-City Scholarship Fund, the United Negro College Fund and the public libraries in Chicopee, Massachusetts; New York; Princeton, New Jersey; and South Brunswick, New Jersey.

COMMUNITY SUPPORT

Ottaway Newspapers, the community newspaper subsidiary of Dow Jones, publishes and edits locally each of its 15 daily and 18 weekly newspapers. The same policy of autonomy extends to Ottaway's philosophy of charitable giving, allowing each newspaper to preserve its commitment to the community it serves. In total, Ottaway's newspapers contributed $450,000 to their communities in 2003.

The contributions made by Ottaway are part of the $752,000 in grants that Dow Jones made to support the communities where our employees work and live. Other groups that shared in this funding include: the United Way, which received more than $77,000 from the Dow Jones Foundation, the Children's Home Society, New York Downtown Hospital, Recording for the Blind, Fidelco Guide Dog Foundation, the Community Chest (Hong Kong), KIDS (U.K.) and the Make-A-Wish Foundation.

Dow Jones also encourages its employees to contribute to the strength and vitality of communities in which they live and work through the Dow Jones Volunteer Support Program. This program recognizes that many Dow Jones employees find time to help with community needs by serving as volunteers. The Volunteer Support Program is designed to supplement an employee's hours of volunteer service with a donation of as much as $500 each year per employee, based on up to 100 hours of donated time to eligible public charities. Dow Jones' contributions for 2003 through the Volunteer Support Program totaled $45,000.

DOW JONES FOUNDATION / CONTACTS

The bulk of our corporate giving is granted through the Dow Jones Foundation, which was established in 1953 to handle charitable and other contributions made on behalf of our publications and services. The Dow Jones Foundation, which is entirely funded by Dow Jones & Company, is guided by the Dow Jones Foundation Advisory Committee, which meets early each year to approve grant requests that are distributed throughout the

ATTACHMENT 3

year. The Advisory Committee is composed of Peter R. Kann, chairman and chief executive officer of Dow Jones; Elizabeth Steele and James H. Ottaway Jr., Dow Jones board members; Jane MacElree, former board member; Thomas W. McGuirl, vice president-tax; and Nicole Bourgois, assistant to the chairman.

CONTACTS

For additional information, please contact:

Thomas W. McGuirl,
Vice President, Tax
P.O. Box 300,
South Brunswick, NJ 08543

Phone: 609-520-5145
E-mail: tom.mcguirl@dowjones.com

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SAKS INCORPORATED

SAKS INC (SKS)

750 LAKESHORE PARKWAY
BIRMINGHAM, AL 35211
205. 940.4000
http://www.saksincorporated.com

NO ACT

Filed on 03/01/2004

GSI

YC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 1, 2004

Gary D. Gerstman
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, IL 60603

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Saks Incorporated
Incoming letter dated February 3, 2004

Dear Mr. Gerstman:

This is in response to your letter dated February 3, 2004 concerning the shareholder proposal submitted to Saks by Aaron Merle Epstein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Aaron Merle Epstein
13455 Ventura Blvd., #209
Sherman Oaks, CA 91423-6122

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Saks Incorporated
Incoming letter dated February 3, 2004

The proposal requests that the board amend the company's supplier code and purchase contracts to reflect implementation of a code of conduct based on ILO human rights standards, establish an independent monitoring process to adhere to those standards, and report annually on adherence to that code.

There appears to be some basis for your view that Saks may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Saks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Grace K. Lee
Special Counsel

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

February 3, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated Shareholder Proposal

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from Aaron Merle Epstein (the "Proponent") requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Company Proxy").

A copy of the Proponent's letter, including the Proposal, is enclosed herewith as Exhibit A. Five additional copies of this letter, including all exhibits, are enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth. The Company respectfully requests the advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal pursuant to Rule 14a-8(i)(12)(ii).

I. Background

A. The Proposal

The Proposal consists of a series of recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers. The recitals are followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2005.

The Proposal then contains a supporting statement that sets forth certain International Labor Organization ("ILO") standards related to the rights of workers to organize into trade unions, non-discrimination in employment and no use of forced, prison or child labor.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

B. The 2003 Proposal

In 2003, the Proponent submitted a proposal (the "2003 Proposal") nearly identical to the Proposal. The 2003 Proposal is enclosed herewith as Exhibit B. The 2003 Proposal consists of a series of recitals that, with the exception of a few minor wording changes, are identical to those contained in the Proposal. The recitals are then followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

The 2003 Proposal contains a supporting statement that is identical to the supporting statement contained in the Proposal.

The 2003 Proposal received 5.3% of the votes cast on the matter (calculated in accordance with Staff Legal Bulletin No. 14).

C. The 2000 Proposal

In 2000, the Proponent submitted a proposal (the "2000 Proposal") dealing with substantially the same subject matter as the Proposal and the 2003 Proposal. The 2000 Proposal is enclosed herewith as Exhibit C. The 2000 Proposal consists of a series of recitals similar to those contained in the Proposal and the 2003 Proposal (i.e., recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers). The recitals are then followed by the following resolution:

> Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanism for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

The 2000 Proposal then contains a supporting statement expressing the importance of independent monitoring of enforcement of company codes.

The 2000 Proposal received 3.2% of the votes cast on the matter.

II. Application of Rule 14a-8(i)(12)(ii)

Rule 14a-8(i)(12)(ii) permits the exclusion of shareholder proposals dealing with "substantially the same subject matter" as a prior proposal submitted to security holders if the proposal was submitted at two meetings during the preceding five calendar years and received at the time of its second submission less than 6% of the total number of votes cast. The Proposal may properly be omitted from the Company Proxy pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as the 2003 Proposal and the 2000 Proposal, and the 2003 Proposal received 5.3% of the votes cast on the matter, not the 6% required to preclude the Company from excluding the Proposal from the Company Proxy.

A. Comparison of Proposals

The Proposal and the 2003 Proposal are nearly identical and contain only a few minor wording differences and, therefore, they deal with substantially the same subject matter.

Although the precise corporate actions specified in the Proposal and the 2000 Proposal are different, the subject matters of the Proposal and the 2000 Proposal are substantially the same; namely, the Company's implementation and monitoring of standards for foreign vendors to ensure that they do not utilize questionable labor practices or violate labor rights. Indeed, the recitals to the 2000 Proposal state that "our company should take effective action to ensure it does not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employee's wages, benefits, working conditions, freedom of association and other rights." This is precisely the subject of the ILO standards (i.e., protection of workers' rights to form unions and bans on forced, prison and child labor) that the Proposal seeks to have implemented.

B. Rule 14a-8(i)(12) Background and Prior No-Action Letters

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals and the Proposal must be exactly the same. In announcing the current version of Rule 14a-8(i)(12) in 1983 (Release No. 34-20091), the Commission stated the following:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Accordingly, Rule 14a-8(i)(12) is intended to give shareholders a fair opportunity to address matters of legitimate, common concern, but to draw the line in a rational manner on those matters previously considered by shareholders. This prevents the waste of corporate resources and constant refocusing upon matters already addressed. In this case, the Company's shareholders have had an opportunity to address the issue of the Company's implementation and monitoring of workplace standards on its and its foreign suppliers workers' labor standards and have spoken.

The Staff's no-action letter in Dillard's, Inc. (March 22, 2002) (the "Dillard's Letter") is directly on point and virtually identical to the facts relating to the Proposal. Dillard's received an initial proposal similar to the 2000 Proposal requesting that the company prepare a report describing its actions to ensure that it did not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights. In a subsequent year, Dillard's received a new proposal similar to the Proposal requesting that it implement a code of corporate conduct based on certain ILO human rights standards with respect to its foreign suppliers and commit to independent monitoring of compliance with these standards. The Staff agreed that the subsequent proposal could be excluded under Rule 14a-8(i)(12) because the two proposals, despite containing differences in specific language and the proposed corporate action, dealt with substantially the same subject matter. In reaching its conclusion, the Staff was not persuaded by the proponent's arguments in the Dillard's Letter that the proposals were distinguishable because (i) the subsequent proposal required the implementation of detailed, specific ILO standards whereas the initial proposal was non-specific (i.e., preparation of a report) and (ii) the subsequent proposal required the implementation of independent monitoring to ensure compliance with the ILO standards whereas the initial proposal contained no such requirement. With respect to the determination of whether two proposals deal with substantially the same subject matter, the facts in the Dillard's Letter are indistinguishable from the facts relating to the Proposal.

The Staff's decision in the Dillard's Letter is consistent with its position in other no-action letters that, notwithstanding differences in specific language or corporate action proposed, repeat proposals relating to the same substantive subject matter may be excluded. See, e.g.,

Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal issues related to supply of raw material products to tobacco companies deals with substantially the same subject matter as prior proposal requesting divestiture of product line); Great Lakes Chemical Corporation (February 22, 1996) (proposal requesting a report on various aspects of methyl bromide production, including management studies, risk-benefit analysis, and related litigation, deals with substantially the same subject matter as prior proposals seeking cessation of methyl bromide production); Gannett Co., Inc. (February 12, 1996) (proposals seeking policies to curtail and counter impact of tobacco advertising deal with substantially the same subject matter as prior proposals requesting research and reports on tobacco advertising); Bristol-Myers Squibb Company (February 6, 1996) (proposal seeking educational efforts to inform women of possible abortifacient action of company products deals with substantially the same subject matter as prior proposal requesting that the company refrain from giving charitable contributions to organizations that perform abortions); Kennametal, Inc. (August 24, 1992) (proposal to refrain from new or expanded investment in South Africa and to issue a report on South African operations were substantially similar to a prior proposal to divest South African operations and terminate all economic ties with South Africa). Because the Staff has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed, the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

III. Conclusion

Based on the foregoing, the Company respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company Proxy.

If you have any questions with respect to this matter, please contact the undersigned at 312-853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: Charles J. Hansen, Saks Incorporated

EXHIBIT A

See attached.

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

December 6, 2003

Mr. R. Brad Martin
Chairman, C.E.O.
SAKS INC.
750 Lakeshore Parkway
Birmingham, AL 35211

via AIRBORNE DELIVERY

Dear Mr. Martin:

I am owner of common shares in SAKS Corporation.. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am filing the enclosed shareholder resolution which I submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of SAKS Corporation annual meeting of shareholders in 2004 I have held my shares for more than one year.

Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,

Aaron M. Epstein

Cc: Rev. David Schilling, Interfaith Center Corporate Responsibility
Mr. Charles J. Hansen, SAKS Inc.
Professor Paul Neuhauser, Attorney at Law

SAKS INC.
VENDOR STANDARDS RESOLUTION—2004

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2006.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT B

See attached.

2003

PROPOSAL BY A SHAREHOLDER CONCERNING VENDOR STANDARDS

(Item No. 6)

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 211 shares of the Company's Common Stock, submitted the following proposal, which is **OPPOSED** by the Board of Directors:

SAKS INC.
VENDOR STANDARDS RESOLUTION

WHEREAS: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999).

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices - 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts SAKS INC. should establish incentives to encourage its suppliers and vendors to raise labor standards.

RESOLVED: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards.
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

SUPPORTING STATEMENT

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT C

See attached.

2000

Proposal by a Shareholder Concerning Vendor Standards
(Item No. 3)

The following proposal was submitted by a shareholder. If the shareholder proponent, or a qualified representative, is present and submits the proposal for a vote, then the proposal will be voted upon at the Annual Meeting of Shareholders. In accordance with federal securities regulations, we include the proposal plus any supporting statement exactly as submitted by the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 125 shares of the Company's Common Stock, submitted the following proposal, which is opposed by the Board of Directors:

Whereas: Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled.

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices–1998")

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. ("Sweatshop Reform," *Business Week*, 5/3/99)

Our company should take effective action to ensure it does not and will not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights.

We believe our company needs to support the rights of workers to organize and bargain collectively any place they operate. Our company should demonstrate enforcement of its code by developing independent monitoring programs with local, respected religious, human rights and labor rights groups to ensure compliance with its vendor standards and assure consumers that products are not made under abusive labor conditions. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

In an effort to improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have adequate purchasing power and a sustainable living wage. Wage adjustments would add little to overall production costs while contributing to productivity. In addition, our company, rather than terminating contracts, needs to establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

Supporting Statement

To be effective, enforcement of company codes must be carefully monitored. The Gap, Inc. has participated in an independent monitoring process in El Salvador with respected religious and human rights and labor institutions for the past four years. Other companies have begun to develop independent monitoring programs in conjunction with local non-governmental organizations. Through the use of independent monitoring, consumers and investors can have greater confidence that the company's code of vendor conduct is enforced, protecting the company from negative publicity associated with the discovery of sweatshop practices.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Bristol-Myers Squibb Company

BRISTOL MYERS SQUIBB CO (BMY)

345 PARK AVE
NEW YORK, NY 10154
212. 546.4000
http://www.bms.com/

NO ACT

Filed on 02/11/2004

YR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 11, 2004

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by Trinity Health, CHRISTUS Health, Catholic Health Initiatives, The Sisters of the Holy Names of Jesus and Mary, the Sisters of Charity New York, the School Sisters of Notre Dame, National Ministries American Baptist Churches USA, the Sisters of Mercy of the Americas, the Sisters of St. Joseph of Carondelet, and the Sisters of Mercy of the Americas and the shareholder proposal submitted by the AFSCME Employees Pension Plan. We also have received a letter on the first proponents' behalf dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The first proposal requests that board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative, and public pressure to increase access to prescription drugs. The second proposal requests that the board implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on the policy by September 2004.

There appears to be some basis for your view that Bristol-Myers may exclude the proposals under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposals from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposals Submitted by Trinity Health and Nine Co-Filers and the AFSCME Employees Pension Plan

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("the "Company") omits from its 2004 proxy materials stockholder proposals and statements of support submitted by each of Trinity Health and nine co-filers we believe to be affiliated with the Interfaith Center for Corporate Responsibility (the "ICCR affiliates") and the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Pension Plan") for inclusion in the Company's 2004 proxy materials. The proposals and supporting statements are referred to respectively as the "ICCR Proposal" and the "Pension Plan Proposal" and are enclosed herewith, as Exhibit A and Exhibit B, respectively.

The Company received on November 18, 2003 the ICCR proposal from Trinity Health designating Catherine Rowan, Corporate Responsibility Consultant, as the primary contact on the proposal. The Company received the same proposal from Christus Health on November 20, 2003, Catholic Health Initiatives on December 10, 2003, The Sisters of the Holy Names of Jesus and Mary on December 1, 2003, Sisters of Charity New York on December 11, 2003, School Sisters of Notre Dame on December 12, 2002, National Ministries American Baptist Churches USA on December 16, 2003, Sisters of Mercy of the Americas on December 16, 2003, Sisters of St. Joseph of Carondelet on December 16, 2003 and Sisters of Mercy of the Americas on December 17, 2003. The Company received the AFSCME Pension Plan Proposal on December 16, 2003.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Catherine Rowan of Trinity Health on behalf of ICCR affiliates and the AFSCME Pension Plan, informing them of the Company's intention to omit their stockholder proposals and statements of support from the Company's 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the ICCR Proposal and the Pension Plan Proposal are each excludable under Rule 14a-8(i)(12)(iii) because each of those proposals deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted in 2002.

To assist you in evaluating our conclusions, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

<u>The ICCR Proposal</u>:

"Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 24, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs."

<u>The Pension Plan Proposal</u>:

"RESOLVED, that the shareholders of Bristol-Myers Squibb ("BMS" or the "Company") request that the Board of Directors (1) develop a policy of price restraint on prescription pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches such as promotional and advertising cost containment to keep drug prices at reasonable levels; and (2) prepare a report on that policy, at reasonable cost and omitting any competitive information, to shareholders by September 2004. For the purposes of this proposal, policies should be based on individual drug retail prices. The use of the Average Wholesale drug price data may not be an accurate measure because some consumers enjoy large discounts from bulk distributors or negotiated rate with large plans, while many individuals pay full price."

I. <u>Rule 14a-8(i)(12)</u>.

Under Rule 14a-8(i)(12)(iii), a proposal may be excluded if it deals with "substantially the same subject matter" and has been submitted three or more times during the last five calendar years, and at the time of the last submission, received less than 10% of the stockholder vote.

"Substantially the same subject matter" means that the subject matters of the proposals in question need not be the same to permit exclusion under Rule 14a-8(i)(12). In 1983, the SEC amended Rule 14a-8(c)(12), the predecessor to Rule 14a-8(i)(12), to permit exclusion of a proposal that deals with "substantially the same subject matter" as a prior proposal that failed to receive specified levels of stockholder support. Before the 1983 amendment, the SEC permitted companies to exclude "substantially the same proposal" if prior similar proposals failed to receive certain levels of stockholder support. The SEC had historically interpreted the "substantially the same proposal" standard to require that the proposals be almost identical in form and substance. SEC Exchange Act Release No. 34-20091 (1983) (the "Adopting Release").

In discussing its adoption of the new standard under Rule 14a-8(c)(12), the SEC noted in the Adopting Release that:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

(Emphasis added.) Consequently, the Staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with "substantially the same subject matter," the Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has consistently concurred in the exclusion of proposals under the Rule when the proposal in question shares a similar underlying social or policy issues with the prior proposals, even if it proposed that the company take different actions.

For example, in Bristol-Myers Squibb Company (Feb. 6, 1996), the Staff permitted exclusion of a proposal requesting that the board of directors of the Company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the Company refrain from giving charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of each (e.g., consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Staff concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the charitable contribution proposals. See also, e.g., General Motors Corp. (Apr. 4, 2002) (proposal requesting an annual report on climate changes and the production and absorption of carbon dioxide related to substantially the same subject matter as proposals requesting an annual report on greenhouse gas emissions); Dillard's, Inc. (Mar. 22, 2002) (proposal requesting supplier implementation of a corporate code of conduct based upon International Labor Organization standards related to substantially the same subject matter as a proposal requesting that the company prepare a report describing its actions to ensure that it would not do business with foreign suppliers that used questionable labor practices); Eastman Chemical Company (Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw material products to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, which produced materials used by customers in the manufacture of cigarette filters); Great Lakes Chemical Corporation (Feb. 22, 1996) (five proposals requesting the company to prepare a report on methyl bromide production related to substantially the same subject matter as prior proposals requesting the company to cease production of methyl bromide); and Gannett Co., Inc. (Feb. 12, 1996) (proposal requesting adoption of FDA policies to curtail and counter the impact of tobacco advertising related to substantially the same subject matter as proposals requesting research reports on cigarette advertising).

Here, each of the Pension Plan Proposal and the ICCR Proposal shares "substantially the same subject matter" as the three prior proposals submitted to stockholder votes in 2000, 2001 and 2002, i.e., pricing policies for pharmaceuticals. We have enclosed copies of the 2000, 2001 and 2002 proposals hereto as Exhibit C, Exhibit D, and Exhibit E, respectively. The 2000 and 2001 proposals requested that the Board create and implement a policy of price restraint on pharmaceutical products "to keep drug prices at reasonable levels," and report to stockholders on changes in pricing policies and procedures. The 2002 proposal requested that the Board report to shareholders on the creation and implementation of a policy of price restraints on prescription drugs "to keep drug prices at reasonable levels."

Because all of the proposals in question share the same subject matter, it is clear that they share the same "substantive concern." Further, under that analysis, the ICCR Proposal and the Pension Plan Proposal, each clearly shares the same "substantive concern" that motivated the submission of the prior three proposals, which is the proponents' view that pharmaceutical prices can be unreasonable and should be subject to limitations. That is especially clear when the proposals are viewed together with their supporting statements. See, e.g., Chevron Corporation (Mar. 4, 1999) (in providing relief under 14a-8(i)(12)(ii), the Staff noted that "the current proposal, and the [prior] proposals..., when viewed together with their supporting statements, all appear to focus on Chevron's operations in Nigeria").

The Pension Plan Proposal, like the three prior proposals, requests that the Board "develop a policy of price restraint on prescription pharmaceutical products . . . ." The Pension Plan's supporting statement focuses the perceived high cost of pharmaceuticals, by stating, for instance, that "prescription drug spending increased at an annual rate of about 18 percent from 1997 through 2001 and is the fastest growing component of national health care spending." It continues that "[e]ven with the passage of the Medicare drug benefit, the costs of branded pharmaceuticals are expected to continue to rise."

The ICCR Proposal reflects a similar "substantive concern." It calls for the Board to review pricing and marketing policies and report on "how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." Here again, the focus is on the Company's policies to limit the price of pharmaceuticals. The supporting statement of the ICCR Proposal includes selective quotations from third-party sources that the proponent believes supports its thesis that the Company should respond to public pressure to limit the price of pharmaceuticals that it sells.

Because each of the Pension Plan Proposal and the ICCR Proposal shares substantially the same subject matter as the 2000, 2001 and 2002 proposals on pharmaceutical pricing, each of the Pension Plan Proposal and the ICCR Proposal may be omitted from the Company's 2004 proxy materials under Rule 14a-8(i)(12)(iii). The 2002 proposal received a vote of 45,135,755 in favor, which was 3.5% of the votes cast. Therefore, at the time of the pharmaceutical pricing proposal's third submission (i.e., in 2002) within the 5-year period specified by Rule 14a-8(i)(12)(iii), it failed to receive the 10% of the votes cast required for resubmission of the topic at a subsequent meeting held within three years (2003-2005). In accordance with the SEC's interpretation of Rule 14a-8(i)(12), Bristol Myers has disregarded abstentions in calculating the percentage of votes cast. See Staff Legal Bulletin No. 14 (July 13, 2001). A statement containing a tabulation of the votes for 2002, which has been signed by the Company's duly appointed Inspectors of Election is enclosed as Exhibit F.

* * *

Based on the foregoing, we hereby request that the Staff not recommend any enforcement action if each of the ICCR Proposal and the Pension Plan Proposal is excluded in its entirety from the Company's 2004 Proxy Materials because each deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted in 2002.

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,

Sandra Leung,
Vice President and Secretary

Enclosures

Copy to: Catherine Rowan, Corporate Responsibility Consultant, Trinity Health (w/ encl.)
Charles Jurgonis, AFSCME Employees Pension Plan (w/ encl.)
Gerald W. McEntee, Chairman, AFSCME Employees Pension Plan (w/ encl.)

Pressures to Increase Access to & Affordability of Prescription Drugs

Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

Supporting Statement

The pharmaceutical industry faces a number of long-term challenges that threaten our Company's viability and could adversely affect shareholder value.

"The pharmaceutical industry and its legal representatives are now beset by a torrent of suits alleging fraud and predatory pricing, demands for more stringent regulation, and investigation of longstanding practices in patenting, promoting and producing drugs." *(Drug Wars,* American Bar Association Journal, December 2002).

The pharmaceutical industry "depends heavily on public trust" and is particularly vulnerable in times of crisis and/or controversy, according to Rating Research LLC. (*Reputation Strength Rating,* Rating Research LLC, June 2003).

Only 13% of people "normally believe a statement by a pharmaceutical company." (*Attitudes to Government Regulation Vary Greatly For Different Industries,* Harris Interactive, 2 April 2003).

57% of Americans think our industry "should be more regulated by government." Only 7% responded they preferred less regulation. (*Attitudes to Government Regulation Vary Greatly For Different Industries,* Harris Interactive, 2 April 2003).

In an annual survey conducted by the Kaiser Commission on Medicaid and the Uninsured, nearly all states reported taking action to rein in prescription drug costs in the past year (*Rising Costs Prompt States to Reduce Medicaid Further,* NY Times, 23 September 2003)

Given the social and political pressures to resolve the issue of accessibility and affordability of healthcare in the US, we believe the directors of our company have a duty to inform shareholders of the steps taken to address the challenges confronting our industry: negative public perceptions, legal actions at state and federal levels on prescription access and anti-trust issues, law suits alleging antitrust and consumer fraud violations.

RESOLVED, that the shareholders of Bristol-Myers Squibb ("BMS" or the "Company") request that the Board of Directors (1) develop a policy of price restraint on prescription pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches such as promotional and advertising cost containment to keep drug prices at reasonable levels; and (2) prepare a report on that policy, at reasonable cost and omitting any competitive information, to shareholders by September 2004. For the purposes of this proposal, policies should be based on individual drug retail prices. The use of the Average Wholesale drug price data may not be an accurate measure because some consumers enjoy large discounts from bulk distributors or negotiated rate with large plans, while many individuals pay full price.

Supporting Statement

According to an October 2002 GAO report, prescription drug spending increased at an annual rate of about 18 percent from 1997 through 2001 and is the fastest growing component of national health care spending. Even with the passage of the Medicare drug benefit, the costs of branded pharmaceuticals are expected to continue to rise. Furthermore, the Medicare drug benefit legislation prohibits Medicare from using its purchasing power to negotiate lower drug prices for beneficiaries with our company, thereby, we believe, limiting our ability to offer discounts to many seniors who participate in Medicare.

The Centers for Medicare and Medicaid Service (CMMS) report that in 2001 the average profit margin was 20% for branded pharmaceutical companies and 16% for generic drug companies. According to CMMS, earnings growth for the branded pharmaceutical industry has slowed because of the entry of generic drug price competition.

A study by Families USA indicates that between 1998 and 2003 the price of our major products Pravachol and Paxil increased by 49.4% and 31.7% respectively. Another high-cost flagship product, Glucophage, lost significant market share due to generic introductions according to the 2002 BMS filing on Form 10-K.

We believe that shareholders will be best served by a policy of price restraint that will make BMS more competitive with the generic industry and that this can be done without shrinking the Company's commitment to Research and Development. In its 2002 Form 10-K, BMS reports spending 14.4% of sales on Research and Development, while advertising, promotional expenses, marketing and administrative expense were 28.7% of sales. We believe that BMS can become more competitive by reducing promotional and advertising costs, while continuing to invest in important research and product development.

We believe that the most effective way to build longer term shareholder value is to moderate the prices of our drug products to prevent employers, governments and individuals other health care payers from cutting back on coverage or limiting consumer choice even further by mandating the use of generic drugs. We believe that our Company can develop such a policy that provides medicines at fair and reasonable prices without constraining management's need for appropriate flexibility in marketing and pricing strategies.

We urge shareholders to vote for this proposal

PROPOSAL 5—STOCKHOLDER PROPOSAL RELATING TO A POLICY OF PRICE RESTRAINT

The Sinsinawa Dominicans, 1400 W. Summerdale Avenue, Chicago, IL 60640 owner of 40 shares of Common Stock; Catholic Healthcare West, 1700 Montgomery Street, San Francisco, CA 94111 owner of 59,300 shares of Common Stock; Catholic Health East, 14 Campus Boulevard, Newtown Square, PA 19073 owner of 48,800 shares of Common Stock; The Marianist Society, Inc., 4301 Roland Avenue, Baltimore, MD 21210 owner of 1,200 shares of Common Stock; Sisters of Charity—Halifax, 150 Bedford Highway, Halifax, Nova Scotia, Canada B3M 3J5 owner of 20,000 shares of Common Stock; Sisters of Charity New York, Mount St. Vincent-on-Hudson, 6301 Riverdale Avenue, Bronx, NY 10471 owner of 2,800 shares of Common Stock; School Sisters of Notre Dame, 336 East Ripa Avenue, St. Louis, MO 63125 owner of 120 shares of Common Stock; Sisters of St. Mary of Oregon, 4440 SW 148th, Beaverton, Oregon 97007 owner of 3,290 shares of Common Stock; Medical Mission Sisters, 338 West Street, Hyde Park, MA 02136 owner of 400 shares of Common Stock; Sisters of Mercy of the Americas, 2039 North Geyer Road, St. Louis, MO 63131 owner of 32,000 shares of Common Stock; Marist Society, Inc., 4408 8th Street, NE, Washington, DC 20017 owner of 3,000 shares of Common Stock; Unitarian Universalist Service Committee, 130 Prospect Street, Cambridge, MA 02139 owner of 400 shares of Common Stock; Sisters of Charity, 5900 Delhi Road, Mount St. Joseph, OH 45051 owner of 50,000 shares of Common Stock; Sisters of St. Francis, 3390 Windsor Avenue, Dubuque, IA 52001 owner of 6,400 shares of Common Stock have informed the Company that they, or any one of them, intend to present to the meeting the following resolution:

WHEREAS:

Health Care Financing Administration data, based on five year figures through 1998, shows spending on prescription drugs rising 12% per year, more than double the 5.1% increase in national health expenditures:

A 1998 House Committee Report found that:
•Older Americans and other individuals (e.g., the uninsured and the underinsured) who buy prescription drugs in the retail market pay substantially more for drugs than drug manufacturers' "favored customers" (federal government agencies and large HMO's);
•Pharmacies appear to have small mark-ups in prices of prescription drugs;

These higher prices are also born by institutional health care facilities;

Drug prices are consistently higher in the US retail market than in other industrialized countries. Recent studies reveal that eight antidepressant and anti-psychotic drugs cost, on average, twice as much in the US as in European and other North American industrialized countries. For example, a 30 day supply of nefazadone (Serzone-Bristol-Myers Squibb brand name), costs almost twice as much in the US as it does in Ireland;

Our Company has paid $12.8 million as part of a settlement of a class action law suit that accused several companies of using an unfair two-tiered system to price wholesale drugs;

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2000 on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. The manufacturing, selling, marketing and administrative costs often contribute far more to the price of a drug than research costs. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.

PROPOSAL 4 — STOCKHOLDER PROPOSAL RELATING TO A POLICY OF PRICE RESTRAINT

The Marianist Provincial House, 4301 Roland Avenue, Baltimore, Maryland 21210-2793, owner of 1,200 shares of Common Stock, and 17 co-proponents, whose names, addresses and stockholdings will be furnished by the company promptly upon receiving an oral or written request from a stockholder addressed to the Secretary of the company, have informed the company that they intend to present to the meeting the following resolution:

WHEREAS:

Important as prescription drugs are, not everyone has access to them. Millions of Americans have inadequate or no insurance coverage for drugs;

Most people without drug coverage purchase their needed drugs at a retail pharmacy;

A Report prepared for the President by the Department of Health and Human Services *(Prescription Drug Coverage, Spending, Utilization and Prices,* April 2000) found that:

- Individuals without drug coverage pay a higher price at the retail pharmacy than the total price paid on behalf of those with drug coverage.
- In 1999, excluding the effects of rebates, the typical cash customer paid nearly 15% more than the customer with third-party coverage. For a quarter of the most common drugs, the price difference between cash and third parties was even higher—over 20%.
- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999.

This same Report found that the markup added by the wholesaler, after purchase from the manufacturer, is "generally small, perhaps 2%–4%." (ch.3, p. 101);

The literature cited in the Report suggests that pharmacy margins have been falling in recent years; (p. 103)

Pharmaceutical manufacturers spent $1.9 billion on advertising in 1999—double the amount spent in 1997 (*BusinessWeek*, May 22, 2000);

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2001 on changes in policies and pricing procedures for prescription drugs (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT:

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.

PROPOSAL 5—STOCKHOLDER PROPOSAL RELATING TO DRUG PRICING

The Marianist Provincial House, 4301 Roland Avenue, Baltimore, Maryland 21210-2793, owner of 1,200 shares of Common Stock, and 13 proponents, whose names, addresses and stockholdings will be furnished by the company promptly upon receiving an oral or written request from a stockholder addressed to the Secretary of the company, have informed the company that they intend to present to the meeting the following resolution:

WHEREAS:

We believe that access to needed health care services and products is essential to human development and well-being;

Pharmaceutical products play a significant role in restoring, maintaining and enhancing human health;

Millions of Americans lack access to prescription medicines or pay dearly for them because they are un-insured and under-insured;

Because the industry prices pharmaceuticals very differently for retail and for group purchasers, people buying at local retail pharmacies pay the highest out-of-pocket prices for medicines they need;

A report for the President by the Department of Health and Human Services (Prescription Drug Coverage, Spending, Utilization, and Prices, April 2000) found that:

- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999;
- In 1999, for a quarter of the most common drugs, the price difference between cash and third parties (group purchasers) was over 20%.
- Neither the wholesalers nor the retailers are creating the high prices. The wholesale markup, after purchase from the manufacturer, is "generally small, perhaps 2%—4%." (ch.3, p.101). The Report also suggested that local pharmacy profit margins have been falling in recent years; (p. 103).

A May 2001 report by the National Institute for Health Care Management Foundation found that while doctors are writing more prescriptions for higher-cost drugs, price increases accounted for 22% of the increase in retail spending on prescription drugs in the year 2000 (NY Times, May 22, 2001).

THEREFORE BE IT RESOLVED:

Shareholders request the Board of Directors to report to shareholders by September 2002 on the creation and implementation of a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels (withholding any competitive information and at reasonable cost).

SUPPORTING STATEMENT:

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We appreciate the need for research and the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure, and now includes "direct to consumer" campaigns. Bristol-Myers Squibb spent $5.53 billion on Marketing/Advertising/Administration in the year 2000.

Thus, we believe that price restraint can be achieved without sacrificing necessary research effort.

We urge a vote FOR this resolution.

BRISTOL-MYERS SQUIBB COMPANY

oOo

INSPECTORS' REPORT

We, the undersigned, duly appointed Inspectors to receive and take charge of the proxies and ballots and to declare the result of the voting at the Annual Meeting of Stockholders of Bristol-Myers Squibb Company, a Delaware corporation, held at the Hotel duPont, Wilmington, Delaware, on May 7, 2002, at 9:45 a.m., and at all adjournments thereof;

DO REPORT that we have canvassed the votes cast at said meeting upon a resolution with respect to the policy of price restraints;

That 45,135,492 shares of the Common Stock of said corporation out of the 1,937,146,199 shares thereof outstanding and entitled to vote on the resolution were voted in favor of the adoption of the said resolution, that 1,227,528,873 shares of such stock were voted against the adoption of said resolution and 44,860,032 shares of such stock had abstained;

That 263 shares of the $2.00 Convertible Preferred Stock of said corporation out of the 8,572 shares thereof outstanding and entitled to vote on the resolution were voted in favor of the adoption of the said resolution, that 3,009 shares of such stock were voted against the adoption of said resolution and 66 shares of such stock had abstained.

The undersigned therefore do report and declare: That the persons or bodies corporate holding the majority of the stock of the corporation entitled to vote have voted against the adoption of said resolution.

[signature]

[signature]

Inspectors

May 7, 2002

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Bristol-Myers Squibb Company

Via fax

Dear Sir/Madam:

I have been asked by Trinity Health, Christus Health, Catholic Health Initiatives, The Sisters of the Holy Names of Jesus and Mary, the Sisters of Charity of New York, the School Sisters of Notre Dame, the Sisters of Mercy of the Americas, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Sisters of St. Joseph of Carondolet and the National Ministries of the American Home Baptist Churches (who are collectively referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bristol-Myers Squibb Company (hereinafter referred to either as "BMY" or the "Company"), and who have jointly submitted a shareholder proposal to BMY, to respond to the letter dated December 29, 2003, sent to the Securities & Exchange Commission by the Company, in which BMY contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(12).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BMY's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "how the company is responding to rising regulatory, legislative and public pressure to increase access to and affordability of" prescription drugs.

RULE 14a-8(i)(12)

The Proponents' shareholder proposal differs in significant and material respects from those submitted to the Company in prior years. The prior proposals each called on the Company to adopt a policy of "price restraint". In contrast, the Proponents' shareholder proposal is much broader in that it deals with the whole spectrum of barriers to access to needed drugs. Instituting a policy of price restraint would be no guarantee of access to drugs or of the affordability of drugs. A drug might already be priced out of the reach of many or most persons. A policy of price restraint would have no impact whatever on that type of situation. On the other hand, that is precisely the type of situation addressed by the Proponents' shareholder proposal. An illustration of the distinction between price restraint and affordability appears in today's Wall Street Journal. On page B1 is an article entitled "New York State Hospitals Agree to Cut Prices for Uninsured". It describes how 230 New York State hospitals have "agreed to a voluntary program to cut prices and provide charity care for their poorest patients". The core of the new program is to stop billing the "uninsured at inflated retail prices", far below the prices charged to those carrying insurance. This is an example of adopting a policy concerning the "affordability of needed" medical care, rather than of merely limiting price increases. Limiting price increases is merely a subset of the broader category of assuring access to needed drugs, and only a minor subset at that. Since the subject matter of the Proponents' shareholder proposal, the affordability of health care, differs significantly from the subject matter of the prior proposals (limiting price increases), the Proponents' proposal does not run afoul of the strictures of Rule 14a-8(i)(12).

In addition, the Proponents' shareholder proposal is much broader in another respect. As noted in the supporting statement, the Company, and the drug industry in general, face the fact that there are rising pressures on BMY and the industry, not only because of failure the industry to exercise price restraint (the subject of prior proposals) but also because, as noted in the second paragraph of the supporting statement, of calls for more stringent regulation, of allegations of fraud, of allegations of predatory pricing and of industry practices respecting patents, respecting promotion of drugs and respecting production of drugs. Since the Proponents' shareholder proposal raises all of these issues, as well as access to healthcare, its subject matter is very considerably broader than the prior proposals. Consequently, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(12).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Sandra Leung
Sister Cathy Rowan
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Wm WRIGLEY Jr. Company

WRIGLEY WM JR CO (WWY)

410 N MICHIGAN AVE
WRIGLEY BUILDING
CHICAGO, IL 60611
312. 644.2121
http://www.wrigley.com

NO ACT

Filed on 12/13/2004

GSI

PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 13, 2004

Howard Malovany
Vice President, Secretary and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/13/2004

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 22, 2004

Dear Mr. Malovany:

This is in response to your letter dated October 22, 2004 concerning the shareholder proposal submitted to Wm. Wrigley by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

December 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 22, 2004

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that Wm. Wrigley has met its burden of establishing that Wm. Wrigley may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Wm. Wrigley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

Wm. WRIGLEY Jr. Company
WRIGLEY BUILDING • 410 N. MICHIGAN AVENUE
CHICAGO, ILLINOIS 60611

Telephone: 644-2121
Area Code 312

October 22, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wm. Wrigley Jr. Company Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated August 24, 2004 from Robert D. Morse (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Wm. Wrigley Jr. Company (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reason why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2005 annual meeting (the "Annual Meeting") of stockholders pursuant to Rule 14a-8(i)(12).

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent's Proposal seeks the following changes to the Company's form of proxy:

Return the word "Against" to all voting cards for the Year 2005.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(12)(i) as the Proposal deals with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when submitted.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(12)(i) Because It Deals with the Same Subject Matter as a Prior Proposal that Did Not Receive the Requisite Percentage of Votes Cast When Submitted

Rule 14a-8(i)(12)(i) permits the exclusion of stockholder proposals dealing with "substantially the same subject matter" as another proposal that was previously included in the company's proxy materials within the preceding five calendar years if the proposal was submitted at one meeting during those preceding five calendar years and received less that 3% of the total votes cast. Stockholder proposals that meet the exclusion criteria of Rule 14a-8(i)(12)(i) may be excluded from a company's proxy materials for any meeting held within three calendar years of the time the proposal was last included in the company's proxy materials.

Therefore, the Proponent's Proposal will be excludable if it (1) deals with substantially the same subject matter as a previous proposal; (2) such previous proposal was included in the Company's proxy materials within the last five years; (3) such previous proposal received less than 3% of the vote, and (4) the Company's Annual Meeting is to be held within three calendar years of the vote on the previous proposal. We believe that each of these four requirements are satisfied in this case.

First, the Proponent submitted a proposal (the "2002 Proposal"), a copy of which is attached as Exhibit B, for inclusion in the Company's proxy materials in conjunction with the Company's 2002 annual meeting (the "2002 Meeting"). Since the 2002 Proposal is identical to the Proposal as to actions requested to be taken, the Proposal clearly deals with "substantially the same subject matter" as the 2002 Proposal. The only differences between the Proposal and the 2002 Proposal are slight variations in the wording of the Proponent's statements supporting the Proposal.

Second, the 2002 Proposal was included in the Company's 2002 proxy materials as Proposal 9, a copy of which is attached as Exhibit C. Since the Company's 2002 proxy materials were dated February 5, 2002, the 2002 Proposal was included in the Company's proxy materials within the preceding five calendar years.

Third, the 2002 Proposal received only 7,092,311 votes out of 520,686,164 votes cast, or 1.362% of the votes cast on the matter, at the 2002 Meeting. Thus, the third requirement of Rule 14a-8(i)(12)(i), that the previous proposal had received less than 3% of the vote, is satisfied.

Fourth, the 2002 Proposal was submitted to the Company's stockholders in the 2002 proxy materials for the 2002 Meeting held on March 5, 2002. Since the 2005 Annual Meeting is scheduled to take place on March 8, 2005, the 2005 Annual Meeting falls within the three calendar year window of Rule 14a-8(i)(12).

Based on the foregoing, we believe that the Proposal may be excluded from the Company's proxy materials for any meeting held within three calendar years of March 5, 2002, including the 2005 Proxy Statement for the 2005 Annual Meeting.

IV. Conclusion

Based on the foregoing, the Company believes the Proposal may be omitted in its entirety from the Company's Proxy Statement for the 2005 Annual Meeting. The Company seeks a determination by the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 644-2121.

Sincerely,

Wm. Wrigley Jr. Company

By: [signature]
Name: Howard Malovany
Title: Vice President, Secretary and General Counsel

cc: Robert D. Morse

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Wm. F/ Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse

Robert D. Morse

EXHIBIT B

September 27, 2001

Office of The Secretary
Wm. F. Wrigley, Jr. Company
410 N. Michigan Ave.
Chicago, IL 60611
Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Shareowner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Reference is made to other sections of this Proxy Statement as to amounts paid to the officers and executives named in the Summary Compensation Table on page 27.

The benefit or amounts that may be received by or allocated to the participants if the MIP is approved by the stockholders, generally will be discretionary with the Compensation Committee and therefore are not presently determinable.

Approval of this Proposal 7 requires the affirmative vote of a majority of the votes eligible to be voted by the holders of the outstanding shares of Common Stock and Class B Common Stock represented at the Annual Meeting in person or by proxy, voting together as one class.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* PROPOSAL 7.

PROPOSAL 8

THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

At its meeting of October 24, 2001, the Audit Committee recommended the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2002. At a meeting of the Board on January 23, 2002, the directors accepted the recommendation of the Audit Committee and appointed Ernst & Young LLP, subject to ratification by the stockholders, to examine the 2002 consolidated financial statements of the Company. Accordingly, the stockholders will be asked to ratify such appointment at the Annual Meeting by the affirmative vote of a majority of the votes eligible to be voted by the holders of the outstanding shares of Common Stock and Class B Common Stock represented at the Annual Meeting in person or by proxy, voting together as a one class.

It is expected that representatives of Ernst & Young LLP will attend the Annual Meeting and be available to make a statement or respond to appropriate questions.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS.

PROPOSAL 9

STOCKHOLDER PROPOSAL

Robert D. Morse, 212 Highland Ave., Moorestown, NJ 08057-2717, owner of record of at least $2,000 worth of shares of Common Stock of the Company, has informed the Company that he intends to introduce the following resolution at the Annual Meeting.

To be adopted, this resolution, would require the affirmative vote of the holders of the Common Stock and Class B Common Stock, voting together as one class, who in the aggregate hold a majority of the votes eligible to be voted at the Annual Meeting.

In accordance with applicable proxy regulations, the proposed resolution and supporting statement, for which the Company accepts no responsibility is set forth below.

"Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and reapply the word "AGAINST" in the Vote for Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

"REASONS: This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote."

"FURTHER: Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Directors until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

Board of Directors' Response: Your Board of Directors unanimously recommends that the changes to the Company's proxy materials requested by Mr. Morse not be adopted and that stockholders vote *AGAINST* the proposal.

The Board of Directors believes that the first part of the stockholder's request, if adopted, would create a statement in the Company's form of proxy card that would be unintelligible and would be unnecessary. The proposal seeks stockholder approval of a request that the Company "remove the word "EXCEPT" and reapply the word "AGAINST" in the Vote for Directors column," on the Company's form of proxy card (while the stockholder refers to the "Proxy Material", it is the Company's interpretation that since this statement appears only on the form of proxy card, the reference should be to the form of proxy card for this part of the stockholder's request). In the Company's current form of proxy card, the word "except" appears only once in proximity to the election of directors. The form of proxy card states, "For all nominee(s) except vote withheld from the following:" and then provides a space in which stockholders may list the nominees with respect to whom the security holder chooses to withhold authority to vote. Removing the word "except" and replacing it with the word "against" results in the following statement: "For all nominee(s) against vote withheld from the following:" The Company could not, and assumes the stockholders in general could not, reasonably determine the actions required by the inclusion of the statement or any responses to it. Moreover, applicable provisions of Delaware law (the laws under which the Company is incorporated) provide that stockholders be given the opportunity to vote for directors or to have their shares withheld from voting for directors. That is exactly what the Company's proxy material, including the proxy card, currently provides. Consequently, no changes are required to satisfy Delaware law or to provide stockholders adequate choices.

With respect to the second part of the stockholder's request, the Board of Directors believes that the removal of the statement announcing that, in the absence of direction from the stockholder, all proxies properly executed will be voted at the discretion of Management, effectively disenfranchises stockholders. The signing of a proxy shows unambiguous and unequivocal evidence of the stockholder's intent to vote its shares despite the fact that no affirmative indication is given as to the manner in which the proxy is to be voted. Moreover, by signing the proxy and not indicating the manner of the vote, the stockholder is evidencing its clear intent to have the shares voted at the discretion of Management. The removal of the statement would, under federal proxy rules, prohibit Management from using its discretionary authority to vote the executed proxies not voted as to choice, thereby usurping the intent of the stockholders to have their shares voted. Management believes this would not be in the best interests of stockholders.

Finally, both of these provisions have been in the Company's proxy materials, and in the proxy materials of the vast majority of all other public companies, for many years. The proxy system appears to be working well.

In summary, the first request of Mr. Morse would create an unintelligible, meaningless and unnecessary statement in the proxy card. The second request would effectively disenfranchise those stockholders who wish to grant Management discretion to vote their shares.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *AGAINST* PROPOSAL 9.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board (the "Committee") is responsible for establishing the base salary of the Company's President and Chief Executive Officer and for setting and administering the terms and policies of the Company's Management Incentive Plan.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of the Secretary
Wm. F. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Wm. F/ Wrigley, Jr. Co.
410 North Michigan Ave.
Chicago, IL 60611

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AIG

AMERICAN INTERNATIONAL GROUP INC (AIG)

70 PINE ST
NEW YORK, NY 10270
212. 770.7000
http://www.aig.com

NO ACT

Filed on 02/19/2004

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 19, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to AIG by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated February 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(7), as relating to AIG's ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-6123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Boston Common Asset Management, LLC (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

> RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to the ordinary business operations of the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Ground for Omission

The Proposal relates to the ordinary business of the Company

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Proposal requests the Board of Directors to review the economic effects of "the HIV/AIDS, tuberculosis and malaria pandemic on the company's business strategy, and its initiatives to date". Through its subsidiaries, the Company sells life insurance throughout the world. The impact of these pandemics is considered by the Company in determining its underwriting standards and product offerings, setting premiums for life insurance and establishing reserves. The impact of pandemics is an important factor that the Company considers in determining to whom and in which countries it will offer life insurance products and on what terms. These decisions are so fundamental to the Company's ability to write life insurance that they could not be subject to shareholder oversight. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."). Similarly, we believe that the Proposal seeks to micro-manage the Company.

Where, to whom and at what price to write life insurance policies are extremely complex decisions that take into account a number of factors. The Company's shareholders, as a group, are simply not in a position to make an informed decision on these matters. See id. ("the proposal . . . prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)).

Our position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 399 (Mar. 17,1998) a proposal analogous to the Proposal asked for a report on the Company's anticipated property and/or health care loss liabilities potentially caused by global warming and how the company's public stance on global warming relates to its loss prevention activities. The Staff agreed that there was some basis for the Company's view that the proposal related to the Company's ordinary business operations because "the proposal appears to focus on the Company's evaluation of risk for the purpose of setting insurance premiums." The same analysis applies here - the impact of the HIV/AIDS, tuberculosis and malaria pandemics directly focuses on measuring risk and setting premiums.

The Company recognizes the Staff's position that shareholder proposals relating to the health pandemic of HIV/AIDS, tuberculosis and malaria fall outside the ordinary business operations for certain consumer product companies. See Johnson & Johnson, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 178 (Feb. 7, 2003). As an insurance organization, however, the Company differs from a consumer product company in that its subsidiaries must evaluate the risks of health pandemics on a day-to-day basis in terms of its product offerings and pricing. The Staff has often recognized that a day-to-day risk/benefit analysis is within a company's ordinary business operations. See Xcel Energy Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 500 (Apr. 1, 2003)(proposal urging the Company to issue a report disclosing economic risks associated with emissions was excludable because it involved the day-to-day evaluation of risks and benefits); Potlatch Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 216 (Feb. 13, 2001)(proposal requesting a report that included an assessment of major environmental risks was excluded under Rule 14a-8(i)(7) because it appeared to focus on Potlatch's liability methodology and evaluation of risk).

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Steven Heim
Boston Common Asset Management, LLC

Kathleen A. Donnelly, SU
Society of St. Ursula

Mark A. Regier
MMA Stewardship Solutions

Ms. Vidette Bullock Mixon
General Board of Pension and Health
Benefits of the United Methodist Church

Susan Vickers, RSM
Catholic Healthcare West

ANNEX A

REPORT RELATED TO GLOBAL HIV/AIDS PANDEMIC

American International Group, Inc.

Whereas:

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world. Yet only 4% of developing world patients who need antiretroviral therapy have access to it. (*AIDS Epidemic Update*, December 2002, UNAIDS/WHO).

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment" (*Financing Development in the Shadow of HIV/AIDS*, March 2002, UNAIDS)

Business leaders at the 2002 World Economic Forum committed themselves to the fight against AIDS as a business priority (*Financing Development in the Shadow of HIV/AIDS);*

The 2002 King Report on Corporate Governance for the Johannesburg Stock Exchange calls for listed companies to disclose the nature and extent of plans, policies and strategies which manage the potential impact of HIV/AIDS in the company's activities (*Accountancy Age*, 12 May 2002);

For many businesses it is cost effective to provide HIV/AIDS treatment and prevention programs for their employees (*Harvard Business Review*, February 2003);

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS (*Campaign for Access to Essential Medicines*, 2001, Doctors without Borders);

Virtually no research is being conducted to develop new treatments for TB, a disease that Doctors Without Borders calls "a political and social problem that could have incalculable consequences for generations to come" (*Campaign for Access*);

MALARIA kills between one and two million people each year and 300-500 million new cases occur every year (*Campaign for Access*);

Malaria is often treated in developing countries with drugs that are no longer effective, and people with resistant malaria cannot access the treatment that could save their lives (*Campaign for Access);*

In a report for the UN Conference on Financing for Development, UNAIDS states: "Increasing illness and death of large numbers of productive members of society will reduce overall production and consumption." (*Financing Development in the Shadow of HIV/AIDS);*

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even "a delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-run Economic Costs of AIDS*, June 2003, The World Bank).

RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement: Investors want to feel confident that our board has fully considered the risks and opportunities our company faces in relation to the public health crisis in emerging markets, and has effective policies and processes in place for dealing with the challenges.

12-1-03

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and fax: (941) 349-6164

Email: pmneuhauser@aol.com

February 4, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American International Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, Mennonite Mutual Aid, the Society of St. Ursula, Catholic Healthcare West, and Boston Common Asset Management (hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of American International Group, Inc. (hereinafter referred to as "AIG" or the "Company"), and who have submitted a shareholder proposal to AIG, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by the Company, in which AIG contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in AIG's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for an assessment and report to shareholders on the "effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy"

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the AIDS pandemic in Africa and elsewhere raises such a policy issue for companies with extensive operation in the regions of the world most threatened by the pandemic.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382).) Attached as Appendix A are the Congressional Findings to be found in Section 2 of the law. Note that Finding 22F states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES

LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator First. (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had co-sponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix B are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive operations in regions where the pandemic is raging most out of control, such as sub-Sahara Africa, India, Southeast Asia and China, raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times". AIG has extensive operations in those areas, as detailed below, and the Proponents have requested an assessment of how AIG will respond to the crisis.

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases). Similarly, the Staff has found that shareholder proposals on the topic are "otherwise" significantly related to the business of issuers who are not pharmaceutical manufacturers even though their activities in pandemic areas are not economically significant within the meaning of (i)(5). *Caterpillar, Inc.* (January 3, 2003); *Johnson & Johnson* (February 7, 2003); *PepsiCo Inc.* (March 5, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

AIG'S FOREIGN OPERATIONS

It is clear that AIG has extensive operations in pandemic areas such as sub-Sahara Africa, Southeast Asia (including Thailand), India and China.

AIG's foreign operations are extensive (indeed, it was originally founded in 1919 in China) as can be seen from the Company's most recent 10-K report. The following appears in footnote 2 ("Segments") to AIG's year 2002 financial statements:

> Certain subsidiaries operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written and/or investment and non-insurance related operations are located. In addition, certain of AIG's domestic subsidiaries have branch and/or subsidiary operations and substantial assets and liabilities in foreign countries. . . . Approximately 27 percent and 26 percent of consolidated assets at December 31, 2002 and 2001, respectively, and 41 percent of revenues in each of the years ended December 31,2002, 2001 and 2000, respectively, were located in or derived from foreign countries (other than Canada)....
>
> AIG's three principal overseas life operations are American Life Insurance Company (ALICO), American International Assurance Company, Ltd. (AIA) and Nan Shan Life Insurance Company, Ltd. (Nan Shan). ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in approximately 50 countries located in Europe, Africa, Latin America, the Caribbean, the Middle East, and the Far East, with Japan being the largest territory. . . . AIA operates primarily in China, (including Hong Kong), Singapore, Malaysia and Thailand. Nan Shan operates in Taiwan. . . .These companies utilize multiple distribution channels including brokerage and career and general agents to offer traditional life products as well as financial investment products

In addition, in Item 1 ("Business") of the 10-K AIG states with respect to AIG's general insurance (property and casualty) group:

> AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance. One or more of these companies is licensed to write substantially all of these lines in all states of the United States and in approximately 70 foreign countries. (At p. 2.)
>
> AIG's Foreign General insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. . . .The Foreign General group uses various marketing methods to write both business and personal lines insurance. . . AIU operates in over 70 countries in Asia, the Pacific Rim, Europe, Africa, Middle East and Latin America. (At p. 3.)

Elsewhere in the 10-K one discovers that at the general insurance operations (multiple line including casualty and property), although foreign premiums of $5.432 billion were only 22% of total premiums of $24.269 billion, operating income (before capital gains and losses) from the foreign multi-line business was $1.180 billion (more than 73% of the total), while domestic operating income was only $345 million. (See p. 25 in MD&A and footnote 2 to the financials.)

Similarly, Item 1of the 10-K has the following to say about the Company's life insurance business:

> AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. One or more of these subsidiaries is licensed to write life insurance in all states in the United States and in over 70 foreign countries. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. . . .
>
> Life insurance operations in foreign countries comprised 77.3 percent of life premium income and 65.4 percent of operating income in 2002. . . .(At p. 8.)
>
> The foreign life companies have over 195,000 career agents and sell their products largely to indigenous persons in local currencies. In addition to the agency outlets, these companies also distribute their products through direct marketing channels, such as mass marketing, and through brokers and other distribution outlets such as financial institutions. (At p. 9.)

Elsewhere in the 10-K one discovers that in the life insurance operations, foreign premiums were $15.698 billion out of total premiums of $20.320 billion (77%), and operating income (before capital gains and losses) of the foreign life business was $3.294 billion (more than 55%), while domestic operating income was $2.688 billion. (See p. 32 in MD&A)

Thus, when one looks at both insurance lines, AIG's foreign insurance operations produced more than 47% of the premiums and almost 60% of the operating income. Furthermore, AIG is dependant on "195,000 career agents" (plus independent brokers etc) to sell the life insurance line and an unknown but undoubtedly similar size force to sell its property and casualty insurance line.

Finally, although the 10-K does not specify the proportion of sales in South Africa, India, Thailand or China, all centers of the pandemic, the Company is reputed to have extensive operations in all four areas.

This is significant because contrary to the assertion made by the Company, the proposal is not directed at the Company's product mix nor does it address the underwriting decisions of the Company. Rather, the Proponents' shareholder proposal is directed at the impacts that the pandemic may have on the Company's own operations, such as on its workforce. (See the third, fourth, fifth and tenth paragraphs of the whereas clause.) There is absolutely nothing in the proposal itself, in the whereas clause, or in the supporting statement to suggest that the proposal is in any manner, shape or form addressing the Company's risk assessments or underwriting policies. The Proponents' shareholder proposal is thus exactly like the proposals that have been submitted to non-insurance companies and upheld by the Staff against a variety of attempts at exclusion. See *Johnson & Johnson* (February 7, 2003) ((i)(7) and (i)(5)); *Caterpillar, Inc.* (January 3, 2003) ((i)(5)); *PepsiCo Inc.* (March 5, 2003)((i)(5)); *Exxon Mobil Corporation* (March 24, 2003)((i)(10)). Furthermore, prior to submitting the proposal, the Proponents attempted to obtain information from the Company about the impact of the pandemic on the Company's operations, with special mention of operations in Africa, China, India and Thailand. This letter (available to the Staff upon request) contains absolutely no reference whatsoever to setting of premiums or underwriting issues and makes not one reference to the products sold by the Company. On the contrary, it deals exclusively with the Company's response to the pandemic and the pandemic's impact on the Company's workforce and potential workforce.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kathleen E. Shannon, Esq.
Vidette Bullock-Mixon
Mark A. Regier
Susan Vickers
Kathleen A. Donnelly
Steven Heim
Sister Pat Wolf

APPENDIX A

PL 108-25

Sec. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected regions, sub-Saharan Africa and the Caribbean, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 65,000,000 individuals worldwide have been infected with HIV since the epidemic began, more than 25,000,000 of these individuals have lost their lives to the disease, and more than 14,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3)(A) At the end of 2002, an estimated 42,000,000 individuals were infected with HIV or living with AIDS, of which more than 75 percent live in Africa or the Caribbean. Of these individuals, more than 3,200,000 were children under the age of 15 and more than 19,200,000 were women.

(B) Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates, in part because many societies do not provide poor women and young girls with the social, legal, and cultural protections against high risk activities that expose them to HIV/AIDS.

(C) Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual exploitation and violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 19,400,000 individuals (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 2,000,000 individuals in Latin America and the Caribbean and another 7,100,000 individuals in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual

businesses in that country by weakening the productivity and longevity of the labor force across a broad array of economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces and voluntary peacekeeping personnel. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease;

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS; and

(C) increasing the vulnerability of local populations to HIV/AIDS in conflict zones from peacekeeping troops with HIV infection rates significantly higher than civilian populations.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those individuals living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Together, HIV/AIDS, tuberculosis, malaria and related diseases are undermining agricultural production throughout Africa. According to the United Nations Food and Agricultural Organization, 7,000,000 agricultural workers throughout 25 African countries have died from AIDS since 1985. Countries with poorly developed agricultural systems, which already face chronic food shortages, are the hardest hit, particularly in sub-Saharan Africa, where high HIV prevalence rates are compounding the risk of starvation for an estimated 14,400,000 people.

(13) Tuberculosis is the cause of death for one out of every three people with AIDS

worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(14) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(15) HIV/AIDS is first and foremost a health problem. Successful strategies to stem the spread of the HIV/AIDS pandemic will require clinical medical interventions, the strengthening of health care delivery systems and infrastructure, and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic as well as measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(16) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(17) Appropriate treatment of individuals with HIV/AIDS can prolong the lives of such individuals, preserve their families, prevent children from becoming orphans, and increase productivity of such individuals by allowing them to lead active lives and reduce the need for costly hospitalization for treatment of opportunistic infections caused by HIV.

(18) Nongovernmental organizations, including faith-based organizations, with experience in health care and HIV/AIDS counseling, have proven effective in combating the HIV/AIDS pandemic and can be a resource in assisting indigenous organizations in severely affected countries in their efforts to provide treatment and care for individuals infected with HIV/AIDS.

(19) Faith-based organizations are making an important contribution to HIV prevention and AIDS treatment programs around the world. Successful HIV prevention programs in Uganda, Jamaica, and elsewhere have included local churches and faith-based groups in efforts to promote behavior changes to prevent HIV, to reduce stigma associated with

HIV infection, to treat those afflicted with the disease, and to care for orphans. The Catholic Church alone currently cares for one in four people being treated for AIDS worldwide. Faith-based organizations possess infrastructure, experience, and knowledge that will be needed to carry out these programs in the future and should be an integral part of United States efforts.

(20)(A) Uganda has experienced the most significant decline in HIV rates of any country in Africa, including a decrease among pregnant women from 20.6 percent in 1991 to 7.9 percent in 2000.

(B) Uganda made this remarkable turnaround because President Yoweri Museveni spoke out early, breaking long-standing cultural taboos, and changed widespread perceptions about the disease. His leadership stands as a model for ways political leaders in Africa and other developing countries can mobilize their nations, including civic organizations, professional associations, religious institutions, business and labor to combat HIV/AIDS.

(C) Uganda's successful AIDS treatment and prevention program is referred to as the ABC model: "Abstain, Be faithful, use Condoms", in order of priority. Jamaica, Zambia, Ethiopia and Senegal have also successfully used the ABC model. Beginning in 1986, Uganda brought about a fundamental change in sexual behavior by developing a low-cost program with the message: "Stop having multiple partners. Be faithful. Teenagers, wait until you are married before you begin sex".

(D) By 1995, 95 percent of Ugandans were reporting either one or zero sexual partners in the past year, and the proportion of sexually active youth declined significantly from the late 1980s to the mid-1990s. The greatest percentage decline in HIV infections and the greatest degree of behavioral change occurred in those 15 to 19 years old. Uganda's success shows that behavior change, through the use of the ABC model, is a very successful way to prevent the spread of HIV.

(21) The magnitude and scope of the HIV/AIDS crisis demands a comprehensive, long-term, international response focused upon addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations, including faith-based organizations.

(22) The United States has the capacity to lead and enhance the effectiveness of the international community's response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment protocols in the public and commercial pharmaceutical research sectors;

(C) making available pharmaceuticals and diagnostics for HIV/AIDS therapy;

(D) encouraging governments and faith-based and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral public health problem affecting not only health but other areas such as agriculture, education, the economy, the family and society, and assisting them to develop and implement programs corresponding to these needs;

(E) promoting healthy lifestyles, including abstinence, delaying sexual debut, monogamy, marriage, faithfulness, use of condoms, and avoiding substance abuse; and

(F) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary organizations and nongovernmental organizations, faith-based organizations, community-based organizations, and other nonprofit entities.

(23) Prostitution and other sexual victimization are degrading to women and children and it should be the policy of the United States to eradicate such practices. The sex industry, the trafficking of individuals into such industry, and sexual violence are additional causes of and factors in the spread of the HIV/AIDS epidemic. One in nine South Africans is living with AIDS, and sexual assault is rampant, at a victimization rate of one in three women. Meanwhile in Cambodia, as many as 40 percent of prostitutes are infected with HIV and the country has the highest rate of increase of HIV infection in all of Southeast Asia. Victims of coercive sexual encounters do not get to make choices about their sexual activities.

(24) Strong coordination must exist among the various agencies of the United States to ensure effective and efficient use of financial and technical resources within the United

States Government with respect to the provision of international HIV/AIDS assistance.

(25) In his address to Congress on January 28, 2003, the President announced the Administration's intention to embark on a five-year emergency plan for AIDS relief, to confront HIV/AIDS with the goals of preventing 7,000,000 new HIV/AIDS infections, treating at least 2,000,000 people with life-extending drugs, and providing humane care for millions of people suffering from HIV/AIDS, and for children orphaned by HIV/AIDS.

(26) In this address to Congress, the President stated the following: "Today, on the continent of Africa, nearly 30,000,000 people have the AIDS virus--including 3,000,000 children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. More than 4,000,000 require immediate drug treatment. Yet across that continent, only 50,000 AIDS victims--only 50,000--are receiving the medicine they need.".

(27) Furthermore, the President focused on care and treatment of HIV/AIDS in his address to Congress, stating the following: "Because the AIDS diagnosis is considered a death sentence, many do not seek treatment. Almost all who do are turned away. A doctor in rural South Africa describes his frustration. He says, 'We have no medicines. Many hospitals tell people, you've got AIDS, we can't help you. Go home and die.' In an age of miraculous medicines, no person should have to hear those words. AIDS can be prevented. Anti-retroviral drugs can extend life for many years * * * Ladies and gentlemen, seldom has history offered a greater opportunity to do so much for so many.".

(28) Finally, the President stated that "[w]e have confronted, and will continue to confront, HIV/AIDS in our own country", proposing now that the United States should lead the world in sparing innocent people from a plague of nature, and asking Congress "to commit $ 15,000,000,000 over the next five years, including nearly $ 10,000,000,000 in new money, to turn the tide against AIDS in the most afflicted nations of Africa and the Caribbean".

APPENDIX B

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

◆ S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Texas Instruments **TEXAS INSTRUMENTS INC** (TXN)

P.O. BOX 660199
DALLAS, TX 75266
972. 995.3773
http://www.ti.com/

NO ACT

Filed on 01/28/2005

GSI

YR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 28, 2005

Joseph F. Hubach
Texas Instruments Incorporated
P.O. Box 655474
M/S 3999
Dallas, TX 75265

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/2005

Re: Texas Instruments Incorporated
Incoming letter dated December 20, 2004

Dear Mr. Hubach:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Texas Instruments by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated December 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

January 28, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Texas Instruments Incorporated
Incoming letter dated December 20, 2004

The proposal requests that the board review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Texas Instruments may exclude the proposal under rule 14a-8(i)(7), as relating to Texas Instruments' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Texas Instruments omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

TEXAS INSTRUMENTS

P.O. Box 655474
M/S 3999
Dallas, Texas 75265
7839 Churchill Way
M/S 3999
Dallas, Texas 75251
(972) 917-5557

December 20, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Texas Instruments Incorporated - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen

This letter is submitted by Texas Instruments Incorporated (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2005 proxy statement (the "Proxy Materials") for its 2005 annual meeting of shareholders by Boston Common Asset Management, LLC (the "Proponent"). The Proponent's cover letter transmitting the Proposal, along with the Proposal and the accompanying supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit A.

The Proposal states:

RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to the ordinary business operations of the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the attached Proposal and Supporting Statement.

Basis for Omission

The Proposal relates to ordinary business operations of the Company

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) P 86,018 at 80,539* (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Release provides several examples of subjects that clearly fall within the ordinary business basis for exclusion, including "management of the workforce, such as the hiring, promotion, and termination of employees . . . and the retention of suppliers." Id. The Proposal requests that the Board of Directors review the economic effects of "the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date." The Proposal attempts to preempt management's implementation of its own HIV/AIDS policy which clearly relates to the subjects identified in the Release.

Texas Instruments is headquartered in Dallas, Texas and has manufacturing, design or sales operations employing 36,000 people in more than 25 countries. Its largest markets are Asia, Europe, the United States and Japan. The Company, in making its decisions on where to locate its facilities, regularly considers factors such as the availability of a technically proficient and healthy workforce. Furthermore, when the Company makes the decision to procure fabrication and/or foundry services, it has to consider the extent to which local suppliers are available, stable and maintain a sufficient workforce. The effects of the HIV/AIDS, tuberculosis and malaria pandemics are integral to that consideration. Consequently, the impact of HIV/AIDS, malaria and tuberculosis is already considered by management in the ordinary course of business of the Company.

TI has also long maintained an anti-discrimination policy both in its hiring practices and in providing health coverage to its employees including treatment for HIV/AIDS. TI is committed to ensuring that employees have access to confidential testing and treatment for all medical conditions, including HIV/AIDS, tuberculosis and malaria. The Company also provides educational resources to its employees and their families as appropriate. These educational programs address HIV/AIDS as well as other health concerns and support the Company's policy of supporting its employees with information that will help them lead productive and healthy lives. Management of the Company not only considers the impact of the pandemics on the Company and its retention of suppliers, it has already taken affirmative steps related to workforce management in response to its consideration as part of its ordinary business operations.

We also believe that the Proposal seeks to micro-manage the Company. The Company's largest business segment is Semiconductor, which in 2003 accounted for 85% of the Company's revenue. The semiconductor market is characterized by two factors: (i) constant and typically incremental innovation in product design and manufacturing technologies and

(ii) wide swings in growth rates over time, with periods of tight supply and strong demand followed by supply gluts. The Company is among the five largest semiconductor companies in the world. To remain competitive, management of the Company must have the ability to react quickly to these two market characteristics. Typical industry factors often require management to commit to a particular course of action in a very short period of time. In anticipation of such short time horizons for decision-making, management of the Company makes a concerted effort to monitor as many societal and governmental components of its facilities and third-party manufacturing locations, including health care and health policy issues, as possible. Keeping apprised of these matters is an important component of good corporate management. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.").

The Company's industry is extremely complex, which forces the Company to react quickly to manufacturing and market changes in order to remain competitive. Additionally, the Company's stockholders, as a group, are not as familiar with the realities of the marketplace and are not as engaged in the industry, in monitoring global policy and in managing workforce issues as the management of the Company. Consequently, the Company's stockholders, as a group, are simply not in a position to make an informed decision on these matters. See id. ("the proposal . . . probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)). Therefore, implementation of the Proposal should be left in the sole discretion of the Company's management and not its stockholders.

The Company's position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc. ("AIG"), SEC No-Action Letter, *2004 SEC No-Act. LEXIS 402* (February 19, 2004), involving a proposal substantially similar to the Proposal, the Staff agreed that there was some basis for AIG's view that the proposal related to AIG's ordinary business operations because the proposal appeared to focus on the Company's evaluation of risk and benefits for the purpose of setting insurance premiums. The same analysis applies here. The Company must regularly evaluate business risks and benefits, particularly those the shareholder proposal addresses, as part of its day-to-day operations.

The fact that the Proposal also asks the Company to prepare and make available to its stockholders a report on the Company's standards of response and their implementation does not insulate the Proposal from exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report. . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., AT&T Corp. (avail. Feb. 21, 2001); The Mead Corporation (avail. Jan. 31, 2001); Wal-Mart Stores, Inc. (avail. Mar. 15, 1999); Nike, Inc. (avail. July 10, 1997).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Exhibit A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy materials to shareholders on or about March 11, 2005.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 480-6030 or, in my absence, Cynthia H. Haynes at (972) 917-5434.

Very truly yours,

Joseph F. Hubach

Exhibit A

RECEIVED

NOV 1 0 2004

JOE HUBACH

BOSTON COMMON
ASSET MANAGEMENT, LLC

VIA OVERNIGHT DELIVERY AND FAX

Mr. Joseph Hubach
Corporate Secretary
Texas Instruments, Inc.
12500 TI Boulevard
Dallas, TX 75243-4136

November 9, 2004

Dear. Mr. Hubach:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Among the social objectives of many of our clients is the assurance that our companies are doing all that they can to address the risks associated with HIV/AIDS in the workplace.

As shareholders, we are concerned by the lack of response by Texas Instruments Incorporated (TI) to the HIV/AIDS pandemic in our company's major manufacturing and design centers worldwide, including India and China. With over 8,000 employees in Asia and 39% of 2003 sales generated from the Asia Pacific excluding Japan, the dramatic rise in HIV/AIDS infections across the region by 2010 could have a significant material impact on TI. As this pandemic is spreading and has the potential to impact both the TI workplace and its consumer base in Asia, TI would benefit from a consistent, corporate-wide policy to address HIV/AIDS in the workplace. TI can enhance its reputation and competitive edge by joining the growing ranks of companies responding to the risks posed by the HIV/AIDS pandemic on their Asia based operations.

TI does not have a clear and publicly disclosed policy or program that address the effects of HIV/AIDS on its worldwide operations. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, ("the Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of 26,275 shares of Texas Instruments, Inc. common stock. Boston Common has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required. Boston Common will serve as the primary filer for this shareholder proposal.

We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. We expect that there may be other TI shareholders that would like to participate in a dialogue with TI about these challenging and complex issues. I can be reached by phone at (802) 223-4627, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Encl. Resolution Text

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

TEXAS INSTRUMENTS, INC.

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Texas Instruments, that operate in emerging markets. Our company has major manufacturing and design centers worldwide, including in India and China.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS – the joint United Nations AIDS program – reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. 7.4 million people in Asia are living with HIV, says UNAIDS. India has the greatest number of people living with HIV in the world, says Richard Feachem, who runs the Global Fund to Fight AIDS-TB-Malaria. New infection rates in Asia are at all-time highs.

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels – wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 29, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Texas Instruments Incorporated

Via fax

Dear Sir/Madam:

I have been asked by Boston Common Asset Management, LLC (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of 26,275 shares of common stock of Texas Instruments Incorporated (hereinafter referred to either as "TI" or the "Company"), and which has submitted a shareholder proposal to TI, to respond to the letter dated December 20, 2004, sent to the Securities & Exchange Commission by the Company, in which TI contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TI's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls on TI to review the effects on the Company's strategy of the worldwide HIV/AIDS, TB and malaria pandemics, as well as any Company initiatives on these matters, and to report to the shareholders on these matters.

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the worldwide AIDS pandemic raises such a policy issue for companies with extensive worldwide operations.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection...
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382).) Attached as Appendix A are the Congressional Findings to be found in Section 2 of the law. Note that Finding 22F states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator First. (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had co-sponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix B are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive worldwide operations raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times".

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases). Similarly, the Staff has found that shareholder proposals on the topic are "otherwise" significantly related to the business of issuers who are not pharmaceutical manufacturers even though their activities in pandemic areas are not economically significant within the meaning of (i)(5). *Caterpillar, Inc.* (January 3, 2003); *Johnson & Johnson* (February 7, 2003); *PepsiCo Inc.* (March 5, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

The Proponents' shareholder proposal is thus exactly like the proposals that have been submitted to non-insurance companies and upheld by the Staff against a variety of attempts at exclusion. See *Johnson & Johnson* (February 7, 2003) ((i)(7) and (i)(5)); *Caterpillar, Inc.* (January 3, 2003) ((i)(5)); *PepsiCo Inc.* (March 5, 2003)((i)(5)); *Exxon Mobil Corporation* (March 24, 2003)((i)(10)).

The Company's reliance on *American International Group, Inc.* (February 19, 2004) is misplaced. The AIG proposal was interpreted by the Staff as asking an insurance company to take the pandemics into account in setting premiums. Even if the Staff's interpretation of the shareholder proposal was correct (a doubtful proposition), the ruling has no bearing whatsoever on the instant proposal, which does not require an evaluation of risks in order to set premiums.

The Company's other points are even less persuasive and need but short rebuttal. The Company claims that the proposal is excludable under (i)(7) because it "attempts to preempt management's implementation of its own HIV/AIDS policy". (See final sentence of the second paragraph on page two of the Company's letter.) Nothing could be further from the truth. The shareholder proposal does not even suggest a policy to be adopted by TI, no less preempt TI's policies. It asks for a review of the current policies and a report on that review to the shareholders. No policy would be preempted by adoption of the shareholder proposal.

Finally, the Company argues that the shareholder proposal is an attempt to micro-manage the Company. Once again, this contention is wholly at odds with the Proponent's actual proposal since that proposal asks the Company itself to review its own policies. The proposal makes no attempt to suggest, no less to dictate, what policies TI should adopt.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Joseph F. Hubach
Steven Heim
Sister Pat Wolf

APPENDIX A

PL 108-25

Sec. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected regions, sub-Saharan Africa and the Caribbean, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 65,000,000 individuals worldwide have been infected with HIV since the epidemic began, more than 25,000,000 of these individuals have lost their lives to the disease, and more than 14,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3)(A) At the end of 2002, an estimated 42,000,000 individuals were infected with HIV or living with AIDS, of which more than 75 percent live in Africa or the Caribbean. Of these individuals, more than 3,200,000 were children under the age of 15 and more than 19,200,000 were women.

(B) Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates, in part because many societies do not provide poor women and young girls with the social, legal, and cultural protections against high risk activities that expose them to HIV/AIDS.

(C) Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual exploitation and violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 19,400,000 individuals (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 2,000,000 individuals in Latin America and the Caribbean and another 7,100,000 individuals in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual

businesses in that country by weakening the productivity and longevity of the labor force across a broad array of economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces and voluntary peacekeeping personnel. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease;

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS; and

(C) increasing the vulnerability of local populations to HIV/AIDS in conflict zones from peacekeeping troops with HIV infection rates significantly higher than civilian populations.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those individuals living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Together, HIV/AIDS, tuberculosis, malaria and related diseases are undermining agricultural production throughout Africa. According to the United Nations Food and Agricultural Organization, 7,000,000 agricultural workers throughout 25 African countries have died from AIDS since 1985. Countries with poorly developed agricultural systems, which already face chronic food shortages, are the hardest hit, particularly in sub-Saharan Africa, where high HIV prevalence rates are compounding the risk of starvation for an estimated 14,400,000 people.

(13) Tuberculosis is the cause of death for one out of every three people with AIDS

worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(14) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(15) HIV/AIDS is first and foremost a health problem. Successful strategies to stem the spread of the HIV/AIDS pandemic will require clinical medical interventions, the strengthening of health care delivery systems and infrastructure, and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic as well as measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(16) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(17) Appropriate treatment of individuals with HIV/AIDS can prolong the lives of such individuals, preserve their families, prevent children from becoming orphans, and increase productivity of such individuals by allowing them to lead active lives and reduce the need for costly hospitalization for treatment of opportunistic infections caused by HIV.

(18) Nongovernmental organizations, including faith-based organizations, with experience in health care and HIV/AIDS counseling, have proven effective in combating the HIV/AIDS pandemic and can be a resource in assisting indigenous organizations in severely affected countries in their efforts to provide treatment and care for individuals infected with HIV/AIDS.

(19) Faith-based organizations are making an important contribution to HIV prevention and AIDS treatment programs around the world. Successful HIV prevention programs in Uganda, Jamaica, and elsewhere have included local churches and faith-based groups in efforts to promote behavior changes to prevent HIV, to reduce stigma associated with

HIV infection, to treat those afflicted with the disease, and to care for orphans. The Catholic Church alone currently cares for one in four people being treated for AIDS worldwide. Faith-based organizations possess infrastructure, experience, and knowledge that will be needed to carry out these programs in the future and should be an integral part of United States efforts.

(20)(A) Uganda has experienced the most significant decline in HIV rates of any country in Africa, including a decrease among pregnant women from 20.6 percent in 1991 to 7.9 percent in 2000.

(B) Uganda made this remarkable turnaround because President Yoweri Museveni spoke out early, breaking long-standing cultural taboos, and changed widespread perceptions about the disease. His leadership stands as a model for ways political leaders in Africa and other developing countries can mobilize their nations, including civic organizations, professional associations, religious institutions, business and labor to combat HIV/AIDS.

(C) Uganda's successful AIDS treatment and prevention program is referred to as the ABC model: "Abstain, Be faithful, use Condoms", in order of priority. Jamaica, Zambia, Ethiopia and Senegal have also successfully used the ABC model. Beginning in 1986, Uganda brought about a fundamental change in sexual behavior by developing a low-cost program with the message: "Stop having multiple partners. Be faithful. Teenagers, wait until you are married before you begin sex".

(D) By 1995, 95 percent of Ugandans were reporting either one or zero sexual partners in the past year, and the proportion of sexually active youth declined significantly from the late 1980s to the mid-1990s. The greatest percentage decline in HIV infections and the greatest degree of behavioral change occurred in those 15 to 19 years old. Uganda's success shows that behavior change, through the use of the ABC model, is a very successful way to prevent the spread of HIV.

(21) The magnitude and scope of the HIV/AIDS crisis demands a comprehensive, long-term, international response focused upon addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations, including faith-based organizations.

(22) The United States has the capacity to lead and enhance the effectiveness of the international community's response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment protocols in the public and commercial pharmaceutical research sectors;

(C) making available pharmaceuticals and diagnostics for HIV/AIDS therapy;

(D) encouraging governments and faith-based and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral public health problem affecting not only health but other areas such as agriculture, education, the economy, the family and society, and assisting them to develop and implement programs corresponding to these needs;

(E) promoting healthy lifestyles, including abstinence, delaying sexual debut, monogamy, marriage, faithfulness, use of condoms, and avoiding substance abuse; and

(F) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary organizations and nongovernmental organizations, faith-based organizations, community-based organizations, and other nonprofit entities.

(23) Prostitution and other sexual victimization are degrading to women and children and it should be the policy of the United States to eradicate such practices. The sex industry, the trafficking of individuals into such industry, and sexual violence are additional causes of and factors in the spread of the HIV/AIDS epidemic. One in nine South Africans is living with AIDS, and sexual assault is rampant, at a victimization rate of one in three women. Meanwhile in Cambodia, as many as 40 percent of prostitutes are infected with HIV and the country has the highest rate of increase of HIV infection in all of Southeast Asia. Victims of coercive sexual encounters do not get to make choices about their sexual activities.

(24) Strong coordination must exist among the various agencies of the United States to ensure effective and efficient use of financial and technical resources within the United

States Government with respect to the provision of international HIV/AIDS assistance.

(25) In his address to Congress on January 28, 2003, the President announced the Administration's intention to embark on a five-year emergency plan for AIDS relief, to confront HIV/AIDS with the goals of preventing 7,000,000 new HIV/AIDS infections, treating at least 2,000,000 people with life-extending drugs, and providing humane care for millions of people suffering from HIV/AIDS, and for children orphaned by HIV/AIDS.

(26) In this address to Congress, the President stated the following: "Today, on the continent of Africa, nearly 30,000,000 people have the AIDS virus--including 3,000,000 children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. More than 4,000,000 require immediate drug treatment. Yet across that continent, only 50,000 AIDS victims--only 50,000--are receiving the medicine they need.".

(27) Furthermore, the President focused on care and treatment of HIV/AIDS in his address to Congress, stating the following: "Because the AIDS diagnosis is considered a death sentence, many do not seek treatment. Almost all who do are turned away. A doctor in rural South Africa describes his frustration. He says, 'We have no medicines. Many hospitals tell people, you've got AIDS, we can't help you. Go home and die.' In an age of miraculous medicines, no person should have to hear those words. AIDS can be prevented. Anti-retroviral drugs can extend life for many years * * * Ladies and gentlemen, seldom has history offered a greater opportunity to do so much for so many.".

(28) Finally, the President stated that "[w]e have confronted, and will continue to confront, HIV/AIDS in our own country", proposing now that the United States should lead the world in sparing innocent people from a plague of nature, and asking Congress "to commit $ 15,000,000,000 over the next five years, including nearly $ 10,000,000,000 in new money, to turn the tide against AIDS in the most afflicted nations of Africa and the Caribbean".

APPENDIX B

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

• S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DOW CHEMICAL CO /DE/ (DOW)

2030 DOW CENTER
MIDLAND, MI 48674-2030
989-636-1000
http://www.dow.com/Homepage/index.html

NO ACT

NO ACTION LETTER
Filed on 02/23/2005

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 23, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2005

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to Dow Chemical by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust. We also have received a letter on the proponents' behalf dated February 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

The proposal requests that management prepare a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7), as relating to Dow Chemical's ordinary business operations (i.e., evaluation of risks and liabilities). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow Chemical relies.

Sincerely,

Sara D. Kalin
Attorney-Advisor

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 4, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of the Church of the Brethren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") co-filed by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust (collectively, the "Proponents"). The Proposal requests the Company to prepare a report to stockholders describing the impact that "outstanding Bhopal issues" may have on the Company, its reputation, its finances and its expansion. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

(i) Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations; and

(ii) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

Alternatively, if the Staff finds that the Proposal should not be excluded on either of these bases, the Company requests the Staff's concurrence that the Proposal must be revised pursuant to Rule 14a-8(i)(3) because it contains a materially false and misleading statement in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal differs substantially from a stockholder proposal submitted to the Company last year by the Proponents.[1] This year, the Proposal states:

> Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

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[1] The proposal submitted by the Proponents last year sought a report on certain actions being undertaken by Company management. Specifically, the proposal read: "Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors [of the Bhopal tragedy]."

BACKGROUND

The Bhopal incident resulted from a gas leak in 1984 at a facility that was owned and operated by Union Carbide India Limited ("UCIL"), a company that at the time was a 50.9% affiliate of Union Carbide Corporation ("UCC").[2] In 1994, UCC sold its interest in UCIL (later renamed Everready Industries of India Ltd.) to MacLeod Russell (India) Ltd. of Calcutta. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property. The state government further stated that it would take responsibility for managing any further environmental cleanup or remediation of the site. As a result of all these developments, UCC has no right of access to and no control over the Bhopal Facility site. The Company acquired UCC in a stock transaction in February 2001, more than 16 years after the Bhopal incident and 6 years after UCC sold its interest in UCIL.

In order to understand the bases for our view that the Company may exclude the Proposal from its 2005 Proxy Materials, we have set forth below information regarding the comprehensive civil settlement reached in 1989 among UCIL, UCC and the government of India on behalf of the victims of the Bhopal tragedy, litigation referred to in the Proposal that is currently pending in the Indian courts, and separate litigation referred to in the Proposal regarding the Bhopal site that is currently pending in the U.S. District Court in the Southern District of New York.

1. Indian Litigation

Sixteen years before the Company acquired all of the stock of UCC, a manufacturing facility in Bhopal, India (the "Bhopal Facility") was owned and operated by UCIL. On December 3, 1984, toxic gas escaped from a storage tank at the Bhopal Facility. That gas entered the environment and, according to the Indian government, killed or injured several thousand people.

Immediately following the incident, UCC publicly accepted moral responsibility for the tragedy. UCC also worked closely with the Indian government, which pursuant to a law passed by the Indian Parliament and interpreted by the Supreme Court of India – the 1985 Bhopal Gas Leak Disaster Act – holds the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident. In 1985, the Union of India sued UCC in the U.S. District Court for the Southern District of New York, seeking damages on behalf of victims of the Bhopal tragedy. That litigation was dismissed by the District Court on grounds of *forum non conveniens*, and the dismissal was affirmed on appeal. In

---

[2] Indian financial institutions owned more than 20% of UCIL and approximately 24,000 investors owned the remaining shares.

1986, the Union of India sued UCC in the Indian District Court in Bhopal. The litigation proceeded through the Indian courts for several years and reached the Indian Supreme Court in 1989. After several weeks of hearings, the Supreme Court of India directed UCC and UCIL to pay $470 million to the Indian government, which the government accepted on behalf of the victims, in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." The Supreme Court of India also directed that "all civil proceedings related to and arising out of the Bhopal gas disaster shall hereby stand transferred to this Court and shall stand concluded in terms of the settlement...." In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate. In fact, the Company understands from public reports that over 560,000 individual claims have been paid to date from the fund (with very few claims remaining to be reviewed). It is reported that as much as $300 million remains available in the fund as a result of accrued interest over the years, and the Indian Supreme Court has recently directed that those funds be distributed to the victims as additional compensation.

In addition to the funds referred to above, the proceeds from UCC's sale of its stock in UCIL, approximately $90 million, funded both the construction and operation of a new hospital in Bhopal for the express purpose of treating victims of the tragedy.

2. Indian Criminal Litigation

In 1987, criminal charges stemming from the Bhopal incident were filed in the Indian criminal court in Bhopal against UCC, UCIL, UCC's former chief executive officer, and certain officers and employees of UCIL. UCC and its former chief executive officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding. However, with respect to the parties that are properly before the court, the Supreme Court of India ruled in 1996 that the charges should be reduced from culpable homicide to a lesser allegation. Specifically, those defendants are now charged with the violation of § 304A of the Indian Penal Code. That section states that "[w]hoever causes the death of any person by doing any rash or negligent act not amounting to culpable homicide, shall be punished with imprisonment of either description for a term which may extend to two years, or with fine, or with both." The Company has not been charged as a criminal defendant in India. Private parties have attempted to bring the Company into the case. Dow India, an indirect subsidiary of the Company, has appeared in the case in order to contest the matter. This case remains on going.

3. **New York Litigation**

On November 15, 1999, plaintiffs filed a class action complaint in the United States District Court for the Southern District of New York against defendants UCC and its former chief executive officer, asserting claims under the Alien Tort Claims Act, 28 U.S.C. § 1350, for alleged human rights violations arising out of the Bhopal incident. *See Bano v. Union Carbide Corp.*, 2000 U.S. Dist. LEXIS 12326, 2000 WL 1225789 (S.D.N.Y. Aug. 28, 2000). Plaintiffs essentially argued that the settlement with the Indian government was inadequate. On January 4, 2000, plaintiffs amended their complaint to add claims under New York State common law for alleged environmental pollution in and around the Bhopal Facility, including negligence, public nuisance, private nuisance, strict liability, medical monitoring, trespass and equitable relief. Plaintiffs are requesting remediation for what they allege to be "[d]efendants' severe pollution of [the] land and drinking water, which has caused ... serious health problems." *Bano v. Union Carbide Corp.*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884, at *7 (S.D.N.Y. March 18, 2003).

In August 2000, the United States District Court for the Southern District of New York (the "District Court") dismissed plaintiffs' claims in their entirety. Specifically, the District Court found that plaintiffs were barred by the 1989 settlement with the Indian government. Plaintiffs appealed the district court's ruling to the Second Circuit Court of Appeals (the "Court of Appeals"). *See Bano v. Union Carbide*, 273 F.3d 120 (2d Cir. 2001). The Court of Appeals found that the District Court had properly dismissed plaintiffs' claims under the Alien Tort Claims Act. However, the Court of Appeals held that the District Court had not adequately explained its basis for dismissing plaintiffs' common law claims relating to the alleged environmental pollution in and around the Bhopal Facility and remanded those claims back to the District Court for further proceedings.

On remand the District Court again heard arguments regarding plaintiffs' common law claims of pollution in and around the Bhopal Facility. *See Bano v. Union Carbide*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884 (S.D.N.Y. March 18, 2003). On March 18, 2003, the District Court issued an opinion dismissing plaintiffs' environmental claims. The court explained that the claims should be dismissed as "untimely and directed at improper parties." The District Court further stated:

> Union Carbide has met its obligations to clean up the contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible....

Id. at *27-28.

Plaintiffs appealed this decision to the Court of Appeals, which in March 2004 affirmed the decision in all respects, except to the extent that it dismissed an individual plaintiff's claims for monetary damages and injunctive relief for alleged injury to her property. *Bano v. Union Carbide*, 361 F.3d 696 (2d Cir. 2004). As to those claims, the Court of Appeals vacated the judgment and remanded for further proceedings, including consideration of whether those claims may be pursued as a class action. The Court of Appeals also stated that the District Court could – but was not required to – reconsider its dismissal of plaintiffs' claims for remediation of the Bhopal Facility if the Indian government were to intervene in the case. In June 2004, the Indian government sent a letter to the District Court stating that it would not object if the court were to order UCC to remediate the site of the Bhopal Facility, but the Indian government expressly refused to become a party to the case or to submit to the jurisdiction of the District Court. The District Court has not taken any action in response to this letter. Plaintiff has moved for permission to add more plaintiffs to the case and for class certification of the case. UCC has opposed both motions and has also moved to dismiss the plaintiff's only remaining claims for property damage. These motions are currently pending before the District Court.

4. The Company's Acquisition of UCC

On February 6, 2001 – more than 16 years after the Bhopal gas release, 12 years after UCC's settlement and 6 years after UCC sold its interest in UCIL – the Company acquired the stock of UCC. As of that date, UCC became a subsidiary of the Company.

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations and implicates the Company's litigation strategy in response to pending proceedings. Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

A. The Proposal Seeks a Report on the Company's Financial Risks and Business Operations.

The Proposal seeks a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." It is well established that proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Similarly, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude a proposal requesting a report on certain toxic substances where the report was to include "the reasonable range of projected costs of remediation or liability." The basis for the Staff's position, as stated in the Staff's response letter, was that the proposal related to the "evaluation of risks and liabilities" and thus could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. Likewise, in both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), stockholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff concurred that these proposals were excludable under Rule 14a-8(i)(7) on the basis that they related to the "evaluation of risks and benefits" of ordinary business matters. *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years).

Each letter cited in the foregoing paragraph involves a proposal that was excludable under Rule 14a-8(i)(7) because it related to the economic aspects of possible environmental liabilities of a company. Here, the Proposal seeks a report on exactly the same issue: an economic assessment (specifically, a description on the impact on the Company's "finances") of a particular aspect of the Company's operations (its ownership of UCC) that may arise from economic liabilities. Additional language under the "Whereas" paragraphs of the Proposal highlight this aspect of the Proposal. For example, the Proposal asserts that "a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate," and that "Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination." Thus, unlike the proposal presented by the Proponents last year, the Proposal here does not seek to raise a significant social policy issue with respect to the Company's initiatives to address the Bhopal tragedy, but instead the resolution requests a report that focuses on financial and operational aspects (*i.e.*, potential environmental liability) of the Company's business.

B. The Proposal Implicates the Company's Litigation Strategy.

The Proposal also implicates the Company's ordinary business operations because it requests the Company to report on potential implications to it of matters that are the subject of pending litigation. Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A stockholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the company or one of its subsidiaries on the very issues that form the basis for a proposal. For that reason, the Staff has acknowledged that a stockholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to report on the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary business" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit). In an analogous situation, the Staff concurred that ExxonMobil Corporation could exclude a proposal requesting that the company take specified steps with respect to the 1989 grounding of the Exxon Valdez in Alaska, including ceasing legal actions to overturn "court-ordered settlements" [described by the company as District Court judgments], paying those "settlement amounts," and evaluating and reporting on the ability of vessels owned or operated by the company to withstand a grounding. The Staff concurred that ExxonMobil could exclude the proposal because it implicated the company's "litigation strategy and related decisions."

Under this line of no-action letters, a proposal is excludable if it implicates litigation strategy regardless of whether the proposal might otherwise touches upon significant social policy issues. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997) the Staff noted that it previously "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but determined that the company nevertheless could exclude a "proposal [that] primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct." *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to establish a committee of independent directors to determine the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary course" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 21, 2003) (proposal requesting company to find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under the "ordinary course" exception because it interfered with the litigation strategy of class-action lawsuits on similar matters); *Philip Morris Companies Inc.* (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until stockholders can be assured that those terms reduce the risk of disease excludable for the same reasons).

Here, although the "outstanding Bhopal issues" that are the subject of the Proposal are not specifically identified in the resolution, the rest of the Proposal makes clear that they implicate the pending litigation against the Company's subsidiary, UCC. For example, right after asserting that "numerous unresolved issues remain," the Proposal references the criminal court proceedings in India and asserts that the Company "has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case." The Proposal also references the lawsuit pending in the New York District Court. The Proposal calls upon the Company to prepare a report describing the impacts that these "outstanding Bhopal issues, if left unresolved" may reasonably pose on the Company, its reputation, finances and expansion. Any such report would therefore necessarily implicate the Company's decisions regarding the litigation pending against UCC in both the United States and India, including assessments as to the strength of UCC's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in the litigation. Thus, the Proposal seeks a report on assessments relating to litigation that are clearly the province of management and the Company's Board, which implicate complex assessments of fact, law and business operations. Accordingly, because the Proposal intrudes on ordinary business operations, we believe that the Proposal properly may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(7) and request the Staff to concur in our conclusion.

2. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

As noted above, the resolution set forth in the Proposal requests that the Company describe the impacts that "the outstanding Bhopal issues, if left unresolved," may have on the Company, its reputation, finances and expansion. Based on the paragraphs under the "Whereas" clause, it is clear that the "Bhopal issues" referred to in the report cover at least an assessment of the risks and costs of potential environmental liability and an analysis of matters that are the subject of pending litigation. However, neither stockholders voting on the Proposal nor the Company in seeking to implement the Proposal would know if these are the only "outstanding Bhopal issues" encompassed by the Proposal, or whether additional "issues" may also exist that could be encompassed by the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

3. The Proposal Contains a False and Misleading Statement.

Should the Staff determine that the Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (i)(6), we respectfully request that the Staff concur in the exclusion or revision of the Proposal in accordance with Rule 14a-8(i)(3) because the Proposal contains a statement that is materially false or misleading in violation of Rule 14a-9.

Specifically, under the "Whereas" paragraphs in the Proposal, the Proponents assert, "Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for 'culpable homicide, not amounting to murder' in the Bhopal disaster...." This statement indicates that the Company is facing criminal charges in the Indian courts, when in fact it has not been charged in the criminal case.[3] In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate, among other things, when the proposal includes statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Consistent with SLB 14B, we believe that the reference to the Company which indicates that the Company is facing criminal charges in the Indian court falsely and directly impugns the Company's status and integrity and is without factual foundation. In prior no-action precedent, the Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g. Philip Morris Cos. Inc.* (avail. Feb. 07, 1991); *Standard Brands* (avail. Mar. 12, 1975); *Idacorp, Inc.* (avail. Jan. 9, 2001). In *Philip Morris*, the proposal contained a resolution requiring the company to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff concurred with the omission of the proposal due, in part, on statements in the supporting statement that impugned the character of the company's management and others. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concurred with the exclusion of a proposal where the supporting statement contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism." Accordingly, we believe that the specified sentence must be revised or omitted pursuant to Rule 14a-8(i)(3).

---

[3] Moreover, as noted above, the private party served notice on Dow India, which did appear in the court.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame, Indiana
Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust

ROM/rom

70305036_4.DOC

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement

The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Received 11/29/0

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

November 24, 2004

RECEIVED
NOV 29 2004
T.S. Van Dam

William S. Stavropoulos, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Company to take certain steps to bring to closure the tragedy which occurred in Bhopal, India at a chemical plant, owned at the time by Union Carbide, a corporation subsequently taken over by Dow, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Brethren Benefit Trust, Inc. and others associated with the Interfaith Center on Corporate Responsibility.

The Detroit Sisters of Mercy believe that it is important to raise this question with you, as the owner of Union Carbide. Union Carbide caused the accident but has not paid the reparations due the persons and local community. As we said last year, we believe it is irresponsible and cruel to walk away from such a situation and urge you to address the issues raised in our resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 4,300 shares of Dow Chemical stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. I am faxing these documents and mailing the originals to you.

Yours truly,

Valerie Heinonen

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

STATE STREET
For Everything You Invest In

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

October 22, 2004

William S. Stavropoulos
Chair and Chief Executive Officer
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

This letter will certify that as of October 22, 2004 State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 4,300 shares of Dow Chemical Company. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Corporation has continuously held at least in market value of Dow Chemical Company on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.691.4309.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asiaaccount for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement

The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

11/24/2004 15:31 FAX 9896381740 ☑004

Received 11/24/04

Sisters of the Holy Cross
পবিত্র ক্রুশ ভগিনীগণ
Irmãs da Santa Cruz
Hermanas de la Santa Cruz

November 24, 2004

RECEIVED
NOV 24 2004
T.S. Van Dam

Mr. William Stavropoulos
Chief Executive Officer
Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Dear Mr. Stavropoulos:

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in The Dow Chemical Company. I am enclosing verification of ownership with this letter.

I am authorized to notify you of our intention, along with Boston Common Asset Management and other institutional investors, to co-file the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

A representative of the filers will attend the stockholder meeting to move this resolution as required by the SEC Rules. The Congregation of the Sisters of the Holy Cross will continue to hold shares in the company through the next annual meeting.

Sincerely yours,

CONGREGATION OF THE
SISTERS OF THE HOLY CROSS

Geraldine M. Hoyler, CSC
General Treasurer

General Administration

302 Bertrand Hall—Saint Mary's
Notre Dame, Indiana 46556-5000

Telephone: (574) 284-5560
Fax: (574) 284-5779
E-mail: leadershipteam@cscsisters.org

LaSalle Bank
ABN AMRO

November 16, 2004

To Whom It May Concern:

This is to confirm that LaSalle Bank N. A. has continuously held 209 shares of Dow Chemical Company common stock, cusip 260543103, since November 22, 2003 for the Sisters of the Holy Cross account.

If there are any further questions regarding this matter, please do not hesitate to contact me.

Sincerely,
Linda Townes

Linda Townes
Assistant Vice President
Corporate & Institutional Custody
(312) 904-6028

CC: J. Lynne Pawlik
Director Investments
Sisters of the Holy Cross

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

RECEIVED
NOV 24 2004
T.S. Van Dam

November 23, 2004

Ms. Tina Van Dam
Corporate Secretary
Dow Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Van Dam:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to promote positive corporate policies that sustain the human community and all of creation.

The ELCA Board of Pensions is beneficial owner of over 61,400 shares of Dow Company common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the 2005 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Dow Company have a committee of independent directors assess and report the specific actions taken by our company to reduce carbon dioxide and other greenhouse emissions. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2005 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. The General Board of Pension and Health Benefits of the United Methodist Church is the primary filer on this resolution.

The General Board of Pension and Health Benefits of the United Methodist Church will continue as the lead shareholder, and is prepared to assemble a dialogue team. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the corporate social responsibility office of the ELCA.

Sincerely,

Heather H Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Leslie Lowe – ICCR
475 Riverside Drive – Room 550
New York, NY 10115-0050

Kelly Dever – Mellon Trust
135 Santilli Highway
Everett, MA 02149

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement

The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
NOV 23 2004
T.S. Van Dam

November 22, 2004

Mr. William S. Stavropoulos
Chairman and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

→ Tina VanDam 8.1740

Sent via ~~fax to 989-636-1830~~ and via FedEx

Dear Mr. Stavropoulos:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 4,561 shares of Dow Chemical (Dow) common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We filed a similar resolution in 2004 that received a 6.1% vote in favor of our request for Dow to issue a report describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose to the company's reputation, finances and expansion in Asia and elsewhere. This vote in favor of our request represented not only social responsible investors in Dow, but also included pension funds such as CalPERS and the City of New York as well as labor unions.

Dow continues to deny any liability associated with Bhopal but the legal landscape and the impact on Dow's reputation has changed over the past year. As the 20th anniversary of the Bhopal gas disaster approaches, pressure on the company to acknowledge and respond to risks associated with Bhopal through its acquisition of Union Carbide will increase.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case. Under Indian law, the liability attributed to Union Carbide for the offense of culpable homicide would be wholly under the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate. Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004 and the District Court case continues to demand that Dow pay for remediation of soil and groundwater pollution in the vicinity of the Bhopal site.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 · 636-2663
(FAX) 989 · 638-1740

December 13, 2004

Via Facsimile 212-674-2542
Original to Follow via Registered Mail
 # RR 099 723 735 US

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10B
New York, NY 10009

Stockholder Proposal of the Sisters of Mercy, Regional Community of Detroit Charitable Trust

Dear Ms. Heinonen:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the Sisters of Mercy, Regional Community of Detroit Charitable Trust that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for a report to shareholders describing the impacts that the outstanding Bhopal issues may reasonably pose on the company.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the Sisters of Mercy, Regional Community of Detroit Charitable Trust are owners of 4,300 shares of TDCC. Your letter includes a statement that the Sisters of Mercy, Regional Community of Detroit Chartable Trust intend to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a letter from State Street verifying the Charitable Trust's stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S. Van Dam/gc

Tina S. Van Dam

DOW

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) *989 • 638-1740*

December 7, 2004

Via Facsimile 617-720-5665
Original to Follow via Registered Mail
 # RR099 723 625 US

Ms. Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Stockholder Proposal of Brethren Benefit Trust, Inc.

Dear Ms. Compere:

By way of this letter, we wish to acknowledge timely receipt on November 23, 2004, of a stockholder proposal from the Brethren Benefit Trust, Inc., that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for a report to shareholders describing the impacts that outstanding Bhopal issues may pose for the company.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicates that the Brethren Benefit Trust, Inc. (BBT), is the owner of 4,561 shares of Dow Common Stock and intends to continue ownership of at least $2,000 in market value of these shares through the date of the 2005 Annual Meeting. We did not find a registered stockholder account under the name of Brethren Benefit Trust, Inc. or Church of the Brethren. Therefore, please send a written statement from the record holder of your Dow Stock (usually a broker or bank) confirming BBT's ownership of the Stock and verifying that the Stock has been held for at least one year.

I am enclosing a copy of the SEC rules (Securities Exchange Act of 1934, Rule 14a-8) supporting this information request. As you will see from the highlighted text of 14a-8(f), the response must be sent to me within 14 calendar days.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S. Van Dam / jh

Tina S. Van Dam

Enclosure

pany's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under

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SANFORD J. LEWIS, ATTORNEY

RECEIVED
2005 FEB -9 PM 4:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal)

On Behalf of The Church of the Bretheren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust

Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Sir/Madam:

The Church of the Bretheren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana, and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust ("Proponents") are beneficial owner of common stock of Dow Chemical Company who has submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Company"). We have been asked by the proponent to respond to the letter dated January 5, 2005, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2005 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2005 proxy statement and that it is not excludable by virtue of those rules.

BACKGROUND

In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened nearly twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, close to 150,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The environmental contamination of the site – much of it created prior to the chemical disaster, has rendered the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent chemicals and solvents, and chlorinated chemicals. Although a portion of the residents have access to overhead tanks of clean water, many of the nearly 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The case has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the survivors was settled for $470 million in 1989. A civil suit for remediation of the ongoing contamination was filed in the United States against Union Carbide and former CEO Warren Anderson, and is currently pending in the New York District Court for the Southern District of New York. *Bano v. Union Carbide*. After part of the case was dismissed in by the US Court of Appeals 2d Cir. (Docket No. 03-7416, March 17, 2004) the current litigation currently focuses on the claims for property damages and for remediation of soil and groundwater in the vicinity of the Bhopal site. However, the Appellate Court also invited the government of India to weigh in as to whether it would be appropriate for the US District Court to hear claims relative to the onsite remediation of the Bhopal plant site, and left open the prospect of reopening the onsite remediation case in the District Court based on any such correspondence. In India, this has been interpreted as an invitation by the U.S. Circuit Court of Appeals for the Indian government to urge the court to issue relief in the case. On June 28, 2004 the government of India wrote to the New York District Court urging that they issue such relief as the deem appropriate, including requirements for Union Carbide to engage in remediation of the Bhopal site. The letter noted that it was the law of India that Union Carbide should be liable pursuant to the polluter pays principle, and that if the court ordered remediation the government of India would monitor and supervise such remediation efforts consistent with India's standards.

The District Court has not yet ruled on plaintiffs' motions to renew the litigation of the onsite remediation issues.

Union Carbide is one of twelve named defendants in the criminal case resulting from the

Bhopal disaster, still pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson.

The "Reputation Management" Challenge of Bhopal for Dow Chemical

In the aftermath of the Bhopal disaster, the chemical industry as a whole instituted a reputation management program known as Responsible Care to distance itself and its reputation from the Bhopal disaster. Dow's own ethics web page notes that the Chemical Industry adopted the Responsible Care program as a public relations response to the Bhopal disaster. www.dowethics.com/r/environment/care_info.html. A more detailed description of this history appeared in Chemical and Engineering News at pubs.acs.org/hotartcl/cenear/980112/responsible.html

Since the purchase of Union Carbide, Dow has been subjected to escalating public scrutiny, reproach and demands for action – having taken on the enormous reputation management challenges associated with the legacy of the Bhopal disaster. With its acquisition of Union Carbide, scrutiny and public rebuke associated with the disaster has landed on Dow's doorsteps with a vengeance. For example:

• Survivors of the Bhopal disaster and their representatives engaged in a dialogue with the management of Dow shortly after the acquisition of Union Carbide. The upshot of the discussion, which revolved around specific topics of possible humanitarian relief for the community, was that after Dow Chemical's CEO was replaced, the new CEO brought the discussions to a disappointing standstill. With growing dissatisfaction of the survivors to the responsiveness of Dow management, the protests have escalated rather than subsided.

• Protests in 2003 occurred at Dow facilities worldwide, including the first organized student protest of Dow Chemical since Vietnam, with 25 American campuses and a total of 65 activities worldwide in December 2003, the 19th anniversary of the Bhopal disaster – a protest against Dow and for justice in Bhopal.

• Survivors appeared at the 2003 Dow Chemical shareholder meeting, where the management repeatedly stated that there was nothing the Company could do to answer the victims' pleas for help -- since it had neither liability nor responsibility for the prior disaster nor its continuing aftereffects.

• A large coalition of organizations met in Bhopal in January 2004 and announced an escalating campaign against Dow in the coming months, building toward the 20th anniversary of the Bhopal disaster in December 2004.

• On July 18, 2003, eighteen members of Congress sent a letter to Dow management urging the Company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

• In October 2004, eight members of Congress files a resolution expressing the commitment of Congress to work with the Indian government to ensure that Union Carbide provides environmental and medical rehabilitation in Bhopal and is held responsible for its actions.

• In December 2004, the 20th anniversary of the Bhopal chemical disaster, worldwide protest erupted:

• At least three documentary films were released and screened worldwide, highlighting the roles of both Union Carbide and Dow Chemical in preventing a fair outcome from being achieved in Bhopal with regard to the plight of survivors.

• The Indian Government announced in December 2004 that it has asked an Indian company to carry out an assessment of the site to determine the extent of the problem. In warehouses at the site, broken bags of poisonous materials litter the floor, while deposits of mercury inch across its rusting infrastructure. There are an estimated 25,000 tons of toxic wastes at the site.

• A new book was published, "Trespass Against Us: Dow Chemical and the Toxic Century" highlighting the role of Dow Chemical in numerous chemical issues, including its ongoing resistance to resolution of issues associated with the Bhopal disaster.

• In April 2004 Bhopal survivors who have been pressing a protest movement demanding responses by Dow to meet the needs for the survivors received the prestigious Goldman Environmental Award for Asia – an award for advocacy on human rights and the environment.

• There was massive press and NGO activity surrounding the Bhopal anniversary and Global Day of Action in December 2004. There were 176 events in Asia, 4 in Africa, 44 in Europe, 9 in Latin America, and 84 in North America. This included 70 college campuses.

- So far, four campuses have organized "Divest from Dow" campaigns built on the company's role in Bhopal. At many campuses, students held educational events using one of three different documentaries that were released around the Bhopal Anniversary.

- Over 200 print articles were published worldwide, with major press coverage by BBC and CNN during several days of coverage.

- Amnesty International published a new report on the disaster, entitled "Clouds of Injustice," which garnered added press coverage.

- Several days after the Bhopal anniversary, the European Parliament passed a non-binding resolution calling on the Indian government and Union Carbide to address the lingering public health and environmental issues in Bhopal.

- Also in December 2004, the prominent UK-based, SustainAbility, which bills itself as "the world's leading business consultancy on corporate responsibility and sustainable development" asserted Bhopal as a demonstration of the need for a corporation like Dow Chemical to address its <u>moral</u> obligations regardless of its legal liability or the outcomes of litigation. Sustainability wrote in its report "The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability" that:

> We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.
>
> 'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.
>
> We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion.
>
> We also conclude that 'moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.
>
> * * *

Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners,

> customers, suppliers, politicians and even its own staff. Dow's position is simple and may — or may not — be well founded in law, but — in light of new interpretations of moral liability — probably unsustainable.
>
> * * *
>
> Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims. The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site.
>
> The Indian government has much to answer for in the continuing crisis in Bhopal. But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how **hidden liabilities can and will emerge to threaten reputations and licence to operate.**

• In January, 2005 Russell Mokhiber and Robert Weissman of AlterNet.com ranked Dow as one of the 10 Worst Corporations of the Year specifically citing the current issues surrounding the Bhopal disaster. In particular, they drew attention to the continuing health problems of Bhopal residents, the worldwide demonstrations, and the ongoing litigation. See, http://www.alternet.org/story/21088/

• In January 2005 the Dow Chemical company was again in the spotlight as a target of simultaneous protests at the world economic forum in Davos, Switzerland and the World Social Forum in Porto Allegre, Brazil. In Davos, the organization Public Eye on Davos gave the international "award" for "failing to respect human rights" to Dow Chemical. The awards are for "winning" corporations chosen as "model cases for all the corporate groups that have excelled in socially and environmentally irresponsible behaviour. They reveal the negative impacts of economic globalisation," said a statement from the Public Eye Awards organisers. The Dow award was granted for refusing to assume accountability for the persistent, long-term effects of the Bhopal disaster, considered the worst industrial disaster in world history.

The Wall Street financial firm Innovest Strategic Value Advisors wrote in its February 2004 report, *Dow Chemical: Risks for Investors* that "The Bhopal disaster is an ongoing concern with significant potential to harm the company's reputation or pose material liabilities, as well as constrain investment in Asia. ... The $2.18 trillion market currently under SRI management world-wide may remove Dow as a potential investment as a result of these controversies. Dow management has flatly claimed that it has no liability associated with these matters, but our review indicates that it appears to have settled on an inadequate strategy to address the issue prior to merging with Union Carbide."

In short, the Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone that is just about finished in the courts, and then will be entirely a matter of the distant past, in reality Bhopal remains one of the most significant public policy issues facing the Company.

While the ongoing litigation over the issue is part of this policy challenge, the scope of the policy challenge to the Company far exceeds the litigation. Consequently, the resolution filed by by a group of three religious shareholder organizations speaks to this multitude of significant policy issues and asks the Company "to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

ANALYSIS

I. THE RESOLUTION DOES NOT ADDRESS ORDINARY BUSINESS, BUT RATHER FOCUSES ON PROFOUND PUBLIC ISSUES FACING THE COMPANY.

The Company asserts that the resolution relates to the ordinary business of the corporation, either because it improperly seeks a report on the Company's financial risks and business operations and/or because the proposal implicates the Company's litigation strategy.

Examination of the matter at hand demonstrates, however, that the resolution neither requests an improper assessment of the Company's financial risks and business operations, nor does it call for reporting or action on existing litigation. Instead, the resolution asks the Company to report on a major public controversy facing the corporation.[1]

In order for a shareholder proposal to be excludable under Rule 14a-8(i)(7), the proposal must not only relate to a matter of ordinary company business, but it must also fail to focus on a significant policy issue. As explained in the Commission's most recent interpretive release on the matter:

---

[1] For the record, the shareholder resolution which the proponents submitted last year also contained the language of the current resolved clause regarding impacts on the company in the supporting statement.

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . .
>
> Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

Interpretive Release 34-40018 (May 21, 1998)

It is evident from the Interpretive Release that there are two prongs to the analysis 1) subject matter and 2) level of detail. Looking first to the subject matter inquiry, it is important to observe that even if the proposal relates to the day-to-day operations of the company, it is still permissible if it focuses on sufficiently significant policy issues. Similarly with the second inquiry, the proposal is permissible if the level of detail it seeks is "reasonable" and "involve(s) significant policy issues."

What is thereby apparent from the Interpretive Release is that that the fundamental consideration is whether the proposal focuses on and involves a significant policy issue. If the subject matter and the level of detail are sufficiently linked to the significant policy issue, the company cannot exclude it. Thus even though a proposal may relate to day-to-day tasks of the company and probe into those matters with some detail, as long as the proposal focuses in a reasonable fashion on a sufficiently significant policy issue it is permissible under the Commission's Interpretive Release and Rule 14a-8(i)(7).

A. The moral and reputational burdens of the Bhopal chemical disaster are a major policy issue facing the Company.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company,* 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

As is discussed in depth above, it is evident that the Bhopal chemical disaster and its legacy issues today are a major policy issue facing the Company. Not only did the environmental disaster take thousands of lives and affect tens of thousands for decades to follow, but the tragedy captured the attention of the world and has held it for decades. The ongoing difficulties faced by the Bhopal survivors has resulted in potentially costly litigation for the Company, worldwide demonstrations, action from members of the U.S. Congress, and serious questions from the investment community. As these facts demonstrate clearly, the subject of Bhopal is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

B. The Proposal does not call for an improper assessment of the Company's financial risks and business operations.

While there have been occasions when the Staff has concluded that resolutions that address certain kinds of risk in an overly detailed fashion, our Proposal does not direct itself to the kind of risks issues rejected in other shareholder resolutions. In this instance, the resolution requests a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

The fact that the resolution may arguably to some degree require assessment of economic impacts on the company does not make the resolution excludable. In *Unocal Corp.* (March 5, 1997) and (April 3, 1998) resolutions requested that the company's Board of Directors appoint a committee of outside directors to issue a report on the "actual and potential economic and public relations cost to Unocal of opposition to its business in Burma." *Id.* These resolutions were not deemed to constitute excludible "ordinary business" by the staff.

Those resolutions included some detailed requirements, including the actual and potential benefits of continuing to do business in Burma as well as the costs to Unocal of:

> "1. the growing boycott of Unocal products by consumers, including cities and states"
>
> "2. the increasing lobbying by Unocal of federal and local legislatures and governments"
>
> "3. litigation filed against Unocal."

The Proposal is analogous to the *Unocal* resolutions in that proponents are asking for a report that evaluates the impact of a significant issue on the reputation and finances of the Company. As with the *Unocal* resolution, our resolution also encompasses a significant policy issue and does not require a level of detail that constitutes ordinary business.

The current proposal is also similar to Occidental Petroleum Corp. (March 6, 2000). A shareholder proposal, which mandates that this company's board of directors hire an independent firm to
prepare a risk analysis report on the long-term impact on profitability and stock price due to the U'wa tribe's threat of mass suicide if Occidental drills on U'wa territory, may not be omitted from the company's proxy material under rule 14a-8(i)(3), (i)(5) or (i)(7).

In *Occidental Petroleum Corp.* (February 2, 2001) the resolution expressly called for "a report on the **financial and legal risks and liabilities** of the company's operations in Northeastern Colombia." (Emphasis added.) In *Wal-Mart* (March 14, 2003) the shareholder proposal requested that the company's board review the company's policies for food products containing genetically engineered ingredients and **report to shareholders on the risks, financial costs, benefits** and environmental impacts of using these ingredients in items sold or manufactured by the company. (Emphasis added). In *Phillips Petroleum Co.* (March 13, 2002) the proposal requested that the company's board of directors prepare a report on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge, including the **financial costs of the plan and the expected return.**

Those cases, like the present resolution, provided examples of a generalized request for financial and economic information. These cases did not require a particular accounting, methodology, or level of detail. Rather, they appropriately requested a generalized level of financial information related to a significant policy issue confronting the Company.

The proponents prime interest is on disclosure of the moral and reputational burdens facing Dow, including all repercussions of those burdens, as a result of unfavorable views of its handling of the ongoing problems at Bhopal.

There are a number of recent examples in which the proponent has expressly requested an **evaluation of risk of damage to a corporation's reputation** and the staff has concluded that it is a permissible. In *General Electric* (February 3, 2004) the resolution called for the company to "prepare a report **evaluating the risk of damage to GE's brand name and reputation** in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries." (Emphasis added). The language of the resolution in *Sprint* (February 5, 2004) is virtually identical. These two cases illustrate that a resolution regarding reputational risk related to a significant policy issue does not qualify as ordinary business and is not excludable.

Our resolution is analogous to *General Electric* and *Sprint*. The resolution calls on the Company to describe the impact of the Bhopal issues on its reputation. As with those resolutions, it asks that the evaluation take the form of a report and discuss how the issue will effect the Company. As noted by Sustainability, the "moral" liability of Dow may overshadow the damage to the company from its legal liabilities.

In addition, there is also a long history of cases in which risk to reputation has been regarded as an appropriate topic for shareholder resolutions. In *Morgan Stanley Dean Witter & Co.* (Jan. 11, 1999) and *Merrill Lynch & Co.* (Feb. 25, 2000) the proposals asked for a report on the impact of certain business strategies "on the environment, human rights and **risk to the company's reputation**" (emphasis added). Further, in *General Electric Company* (Jan. 19, 2000) the resolution asked for, proposal for "a report evaluating **the risk of damage to GE's brand name and reputation** in the United States" arising from GE's globalization growth initiative. (emphasis added). In fact there are no cases at all in which the Staff has allowed resolutions specifically focused on reputational risk to be excluded.

Also, in *Maxxam Inc.* (March 26, 1998) the Staff concluded that a proposal requesting the company to prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old growth trees was not ordinary business. The staff noted that it was not ordinary business because it related to the adoption of a policy "designed to address a major ecological and environmental matter." As with *Maxxam*, this Proposal deals with the long-term strategy of the Company regarding a major ecological and environmental matter – in this case the Bhopal disaster and its environmental legacy.

It is also important to point out that this resolution is unlike those that have been rejected by the SEC staff as focusing on specific methods and issues of risk accounting that encroached upon the ordinary business of the company. This case stands in stark contrast to cases the Company cited -- *Newmont Mining Company* (February 4, 2004), *The Dow Chemical Company* (February 13, 2004), *Xcel Energy Inc.* (April 1, 2003), *Cinergy Corp.* (December 23, 2002), *Willamette Industries, Inc.* (March 20, 2001), and *The Mead Corporation* (January 31, 2001) because in those cases the proposals made specific reference to methods of evaluating and assessing risk.

The present Proposal is in no way analogous to the cases cited by the Company. Those proposals delved into the methodology of evaluation of certain risks and liabilities and thereby sought to intrude into the minutia and detail of the company's ordinary business of accounting. The Proposal, in contrast, simply calls for a report generally "describing the **impacts** that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." (emphasis added). This Proposal seeks a general report disclosing information regarding a significant policy issues and there is no implication of methodology of assessment of financial or economic impact. There is no attempt to dictate the form the information will take, the methodology used to collect or evaluate the information, the framework for reporting requirements, or what precise information is required. To conclude otherwise is to make the Proposal something it is not.

In *Xcel Energy* and *Cinergy* a nearly identical resolution was proposed which would have required reporting on global warming impacts on the company. The resolution was notable in its breadth and vagueness—attempting to prescribe a standard for ongoing risk reporting for the long term—something that a company already does or should be doing in its annual 10 K reports and as part of the management discussion and analysis. Similarly, in the *Willamette* case, shareholder proponents attempted to prescribe a framework for reporting of environmental liabilities, namely an estimate of *worst case financial exposure due to environmental issues for the next ten years*. In *Mead* the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). Finally, in *Dow* the proposal expressly called for the company to identify and publish the ***"reasonable range of costs of remediation or liability***

Any shareholder resolution that requests reporting on impacts on the company of a public policy matter will necessarily reach into some issues of market and reputational concerns. What partly distinguishes the current resolution from the ones that cross the line into ordinary business is the lack of focus on the means by which the company will describe the impacts. In other words it leaves the Company great flexibility in determining which types of impacts to include.

It is useful to note the successful arguments made in the *Unocal* (February 23, 2004) case, in which the proponent argued that "it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Unocal's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule." Proponent letter dated February 11, 2004 citing *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y. 1993). Also, "it should be noted that reputational risk may be the very reason why a shareholder proposal raises an important policy issue, as illustrated by shareholder proposals dealing with registrants operating in nations with severe human rights violations, such as South Africa (under apartheid), Burma, Uganda (under Idi Amin) etc."

It is also evident that where potential environmental liability of the company is one of many possible impacts facing the company, it does not automatically render the resolution excludible as ordinary business. Recent examples of this include, *General Electric Co.* (February 2, 2004) in which the permitted resolution requested that the company's board of directors report on expenditures relating to the health and environmental consequences of PCB exposures and *Dow Chemical Co.* (March 7, 2003) which requests that the company's board of directors issue a report summarizing the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins. See also e.g. *Freeport-McMoRan Copper & Gold Inc.* (February 10, 1997); *Unocal Corp.* (March 6, 1996); and *Amoco Corp.* (February 1, 1996).

Our resolution, like the *General Electric* and *Dow* examples, is permissible because it involves a general request for reporting related to significant environmental liabilities. In the Proposal, the resolution addresses the dramatic and devastating environmental damage at the Bhopal plant. This significant policy issue naturally implicates, at a variety of levels, costs to the Company.

<u>B. The resolution does not attempt to address or require reporting on litigation.</u>

The Company also asserts that the resolution is excludible as implicating its litigation strategy. First, it should be noted that the resolution allows the Company to exclude "confidential information," which the proponents understand to include matters of litigation strategy. Nowhere does the resolution require a report on the expected cost to the Company if it loses the litigation, or how it expects to resolve the various cases pending before the courts. Instead what is contemplated by the proponents is reporting on other types of impacts that the ongoing controversies may be having on the Company. These include the damage to Dow Chemical's reputation that is resulting from the continuing intransigence of the policy issues facing the Company, including the potential impact on Asian markets that are important to the Company's future.

The cases cited by the Company were: *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003), *Benihana National Corp.* (September 13, 1991), *Exxon Mobil Corp.* (March 21, 2000)[2], *Philip Morris Companies Inc.* (February 4, 1997), *R.J. Reynolds Tobacco Holdings, Inc.* (February 21, 2003), and *Philip Morris Companies Inc.* (February 22, 1999). Those proposals directly sought to either 1) intrude into the decision making process of a specific litigation or 2) require assessments and information about an issue that was the subject of the litigation.

In *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003), the resolution was designed prescribe a specific set of policies that would effectively resolve the pending litigation against the company regarding its smuggling practices. Not only did the resolution require the company to "determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world" but it also required the committee it would establish to make "appropriate recommendations to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully and accurately account for the source of the funds with which the cigarettes were purchased. We also recommend the Committee include recommendations ensuring the Company will not engage in any practices by which distributors, shippers, or wholesales [sic] can pay for the cigarettes in questions [sic] into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes." **The litigation pending against the company was seeking precisely these outcomes. So implementation of the resolution could have effectively meant resolving the litigation.** In other words, this resolution fit into the ordinary business precedents "when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved."

That is far from the situation in our resolution. The resolution does not request, directly or even indirectly, any assessment or information about the litigation nor require any outcome to the litigation. Rather this Proposal asks for a description of the impacts that the outstanding Bhopal issues have on the Company.

Similarly *Benihana National Corp.* (September 13, 1991) is not relevant to this discussion. In that case the resolution sought the public release of a specific internal report that contained an analysis of claims asserted in a pending lawsuit. Furthermore, the shareholder making the proposal was one of the plaintiffs suing the company in the pending lawsuit. Needless to say, that situation is in no way analogous to our case. The proponents are not parties to any of the litigation and the level of analysis sought does not remotely include internal analysis of the litigation. As the resolution states, all confidential information is to be excluded.

[2] While the company refers to an Exxon Mobil case it does not cite the case. It is assumed, however, from the description of the case that it is *Exxon Mobil Corp.* (March 21, 2000).

In *Exxon Mobil Corp.* (March 21, 2000) the resolution called on the company to immediately pay settlements associated with the 1989 grounding of the Exxon Valdez and to cease specified legal actions. As this is plainly an example of a direct and explicit attempt to intrude into the decision making process of a specific litigation it is also clearly not analogous to the present resolution. The resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified let alone ask it to immediately pay settlements or cease defending against the charges. As a consequence, the *Exxon Mobil* case sheds absolutely no light onto the issues that need to be addressed in this matter.

The same is true of *Philip Morris Companies Inc.* (February 4, 1997). In that case the resolution called on the company to voluntarily implement specific Food and Drug Administration regulations concerning teen smoking. At the time the company had already chosen to litigate the constitutionality and legality of those very same FDA regulations. Consequently, the resolution was intruding into the decision making process of a specific litigation. To the contrary, our resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified.

In *R.J. Reynolds Tobacco Holdings, Inc.* (February 21, 2003) and *Philip Morris Companies Inc.* (February 22, 1999) the proponents requested the companies find appropriate ways of informing customers about the "actual health risks of smoking 'light and ultralight' cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine," At the respective times, both companies were involved in numerous class actions relating to the use of the terms "light" and/or "ultralight." In addition, one of those actions sought an injunction against the alleged misrepresentation involved in the use of the terms "light" and "ultralight", precisely the same result sought by the proponent of the resolution. This example of intruding into the decision making process of a specific litigation is completely inapplicable to the Bhopal resolution. The resolution does not advocate any precise result nor does it attempt to interfere with the litigation in some collateral fashion as the *RJ Reynolds* and *Philip* proponents were attempting. As a result, the case is inapposite.

Rather than looking to the irrelevant cases cited by the Company it is more useful to consider the following cases which are more analogous to this case:

In *RJ Reynolds* (March 7, 2000) the resolution called for RJR Nabisco to create an independent committee to investigate retail placement of tobacco products, in an effort to prevent theft by minors. The company argued that due to two current lawsuits (against FDA and the state of Massachusetts) the Proposal, if implemented, would interfere with litigation strategy by asking the company to take voluntary action in opposition to its position in the lawsuits. The proponent prevailed by arguing that it addressed a significant policy issue (tobacco and children) and that the Proposal is unrelated to litigation. "[L]itigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment." The Proposal, as the present one, deals with none of the above.

In *Philip Morris* (Feb. 14, 2000), the resolution called for management to develop a report for shareholders describing how Philip Morris intends to address "sicknesses" caused by the company's products and correct the defects in the products that cause these sicknesses. The company argued that the Proposal requested the Company to issue a report on matters that are prominently at issue in numerous lawsuits. The proponent prevailed by arguing that the Proposal neither requests information about litigation nor tells the Company how to handle the litigation. Due to statements on PM's web site, essentially admitting to cigarettes causing "sickness," the Proposal asking how the company will address that "sickness" would not likely interfere with any litigation strategy.

In *Bristol-Meyers* (Feb. 21, 2000), the resolution called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on any changes in its current pricing policy by 9/2000. The company argued that the Proposal seeks to have the company take action in an area of its business currently subject to litigation: its pricing practices. The proponent prevailed -- arguing that as a matter of good public policy a Proposal raising a broad policy issue should not be automatically excluded if it has been at sometime, somewhere, has sued the registrant in connection with a related matter. Our Proposal is analogous to this case because it raises a broad policy issue that happens to be implicated in a number of settings, including litigation.

Further, the mere mention of lawsuit in a shareholder resolution does not render the resolution excludible as ordinary business. In *RJR Nabisco* (Feb. 13, 1998), the resolution called for the company to implement in developing countries the same programs for prevention of smoking by youths as voluntarily proposed and adopted in US. The company mentioned that proponents refer to lawsuits against subsidiaries in France and Philippines dealing with alleged violations of marketing regulations as a basis for extending the US policy abroad. The proponent prevailed by pointing out that the company has already implemented these programs in the US and therefore has nothing to do with lobbying/litigation strategies.

II. THE RESOLUTION IS NOT VAGUE OR INDEFINITE, BUT IS DIRECTED TO ISSUES THE COMPANY IS WELL AWARE OF AND YET SUFFICENTLY GENERAL TO GIVE THE COMPANY AN APPROPRIATE AMOUNT OF DISCRETION.

The company asserts that the resolution should be excludible as vague because when the resolution asks the company to address "outstanding Bhopal issues" the company or shareholders might not know which are the 'outstanding Bhopal issues'.

As described above in the historical background section of this letter, the outstanding issues regarding Bhopal have been well identified in press coverage, documentaries, public reports, and correspondence with the management. The management and the public have been well-informed regarding the outstanding issues regarding Bhopal; what remains is for the management to give investors a reasonably accurate report on how those issues may affect the company.

For example, the demands of Bhopal survivors were expressed in a letter to Dow management of March 11, 2002 requesting that the company address the following issue areas:

1. **Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals**....we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.
2. **Medical research on present health status of survivors of the disaster**...Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health care providers can emerge.
3. **Economic rehabilitation to those unable to do their usual work**
Close to 80% of the exposed people are toiling people, or used to. Involved in carrying loads, pushing hand carts, vending vegetables, construction, and such physically demanding work. ....The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation.... ...On humanitarian grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.
4. **Social support to widows, orphans and disabled people**

> Close to 10, 000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

These issues have been reiterated in news articles, documentaries, and many other avenues. See one detailed account of the "moral liability" of Dow in "The Changing Landscape of Liability" Excerpt, Appendix 1.

The Company's attempt to cast doubt upon the plain meaning of the language in the Proposal does not succeed if one simply reads the Proposal. It says what it means and it means what it says, nothing more and nothing less. All the Proposal asks is for the Company to describe the impacts these issues, if left unresolved, may reasonably pose on the Company, its reputation, its finances and its expansion in Asia and elsewhere. This language is sufficiently clear so that the Company understands what is being asked of it and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being "micromanaged.

III. THE RESOLUTION IS NOT FALSE OR MISLEADING.

The proponents drafted the resolution in a good faith belief that it does not contain false or misleading statements; however we are willing to make corrections to clarify any points of concern to the staff.

With regard to the specific claim that the Proposal contains a false and misleading statement, the facts are that, as acknowledged in the Company's letter, Union Carbide Corp. has refused to appear and face the criminal charges in the Indian courts, based on their assertion that the courts lack jurisdiction over the corporation. The company fails to note, however, that the outcome of that refusal to date, has been that the courts of India have declared Union Carbide and its former CEO Warren Anderson to be absconders from justice for their failures to appear in response to the criminal charges. In other words, the statement by the management that Union Carbide Corp. and its former Chief Executive Officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding, is not necessarily the position of the Indian courts which view them as fugitives.

In addition since Dow Chemical has acquired in Carbide, the corporation also has not appeared nor required its subsidiary Union Carbide to appear. In February 2004 the Bhopal Group for Information and Action submitted a petition to the Madhya Pradesh court requesting that the court required Dow Chemical to explain why it should not produce Union Carbide in the criminal case. Although the corporation has been aware of the ongoing petition, it has opted not to appear to respond to this petition. In January 2005 the court issued an order for Dow Chemical to respond to the petition. To date Dow Chemical has not responded. Thus while Dow Chemical is not a defendant in the case, an order has been issued for Dow Chemical to explain why it has not required Union Carbide to appear. Therefore the language of the resolution which notes that Union Carbide and Dow have refused to appear in Indian courts to face continuing criminal charges is technically accurate.

Proponents wish to note however that if the staff concurs in the Company's position that the resolution contains misleading language, for instance if it might be incorrectly understood as implying that there are criminal charges pending against Dow, proponents will be willing to revise the language referring to the continuing criminal charge so as to omit reference to Dow Chemical in that sentence.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponent to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc:
Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher
Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Lauren Compere, Boston Common Asset Management
Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame
Sisters of Mercy of the America

APPENDIX 1
EXCERPTS FROM

"The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability"
SustainAbility, LTD UK

EXCERPTS NOT ATTACHED SINCE IT HAS NO BEARING ON THE NO ACTION LETTER REQUEST AT ISSUE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WACHOVIA CORP/ NC

100 N MAIN ST
WINSTON SALEM, NC 27101
404. 332.5000

NO ACT

Filed on 01/28/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 28, 2005

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/2005

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

Dear Mr. Augliera:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Wachovia by the SEIU Master Trust. We also have received a letter from the proponent dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

January 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

The proposal requests that the board prepare a report on the effect on Wachovia's business strategy of the risks created by global climate change.

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kurt K. Murao
Attorney-Advisor

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Assistant General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

VIA OVERNIGHT MAIL

December 20, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by SEIU Master Trust

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

SEIU Master Trust (the "Proponent") has submitted a proposal (the "Proposal") for inclusion in Wachovia's 2005 Proxy Materials. The Proposal, including its supporting statement, is attached as Exhibit A.

The Proposal requests that "the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change." The Proposal also states that the "report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment." In addition, the Proponent provides that the "report should be prepared at reasonable cost and omit proprietary information."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(7), because the proposal deals with a matter relating to the conduct of Wachovia's ordinary business operations.

Rule 14a-8(i)(7)-Proposal Relates to the Conduct of Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. The Commission has stated that whether a proposal falls under the ordinary business exclusion rests on two considerations: (i) the subject matter of the proposal, which takes into account whether the tasks are so fundamental to management's ability to run a company on a day-to-day basis that they would not be appropriate for shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by delving too deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment. The Commission noted that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See Exchange Act Release No. 34-40018 (May 21, 1998). Wachovia believes that the Proposal falls squarely within the scope of the above considerations and may be excluded under Rule 14a-8(i)(7) because it relates to its ordinary business operations.

The Proposal requests Wachovia's Board of Directors to prepare a report for shareholders, within a specified time frame and containing at least certain specified information, on the effects on Wachovia's business strategy of the risks created by global climate change. As described below, Wachovia believes that the Proposal's request for an extensive analysis of the effects of global climate change on Wachovia's business involves probing into detailed operational processes that are part of Wachovia's ordinary business operations involving risk assessment.

Wachovia is a diversified financial services holding company that provides a wide range of financial services to its customers. Wachovia's services include, among other things, commercial and retail lending, investment advisory, investment banking, private equity investment, retail brokerage, insurance brokerage and mortgage banking. Wachovia believes that any assessment of the effects of global climate change on Wachovia's business and prospects necessarily involves an evaluation of a multitude of risks relating to climate change, including the risk that climate change will impact the revenues and cash flow of Wachovia's borrowers and companies in its investment portfolio. In fact, the effects of global climate change is one of many risks that Wachovia considers as part of its daily operations in conducting its various lines of business, including its daily lending and private equity investment operations. For example, the risks associated with global climate change, to the extent it may impact its borrowers, are evaluated in connection with Wachovia's credit standards, policies and procedures, as well as in establishing loan pricing policies and loan loss reserves. The evaluation of risk also plays a part in the context of the various financial performance metrics that Wachovia utilizes in its daily lending activities, including risk adjusted return on capital, which measures returns in relation to the risks taken. In addition, the Proposal's requirement that the report include a discussion of the effects of "rising public and regulatory pressures to limit the emission of greenhouse gases" also deals with ordinary business activities, including Wachovia's compliance function and its governance processes for evaluating risks to Wachovia's reputation. In essence, the Proposal focuses on matters that involve Wachovia's fundamental day-to-day business activities and would require Wachovia to provide a detailed report that, in effect, summarizes Wachovia's ordinary business operations. Thus, Wachovia believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion. In this regard, the Proposal also is very similar to other proposals regarding the evaluation of the risks of climate change that the Staff has stated relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7).

For example, in American International Group, Inc. (publicly available February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also The Chubb Corporation (publicly available January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both American International Group, Inc. and The Chubb Corporation the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, Wachovia believes that the Proposal also focuses on an evaluation of risks and benefits, and, therefore, is similar to American International Group, Inc. and The Chubb Corporation.

The Proposal also is very similar to other proposals that have requested a report on the effects of various risks facing a company and that the Staff found involve ordinary business operations. For instance, in Xcel Energy Inc. (publicly available April 1, 2003) the Staff found that a proposal urging the board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks and benefits. See also The Mead Corporation (publicly available January 31,

2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, excludable under Rule 14a-8(i)(7) because it focuses on the company's liability methodology and evaluation of risk). Similarly, in American International Group, Inc. (publicly available February 19, 2004), the Staff concluded that a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In finding that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that the proposal related to the company's ordinary business operations "(i.e, evaluation of risks and benefits)." The Proposal, as in the above cases, would involve conducting an appraisal of the risks of global climate change on Wachovia's business and prospects. In addition, the Proposal would require a detailed report containing, among other things, specified information assessing the effects of changes in the physical environment and public and regulatory pressures relating to the emission of greenhouse gases. In requesting such detailed information in the report, the Proposal also is similar to other proposals that the Staff found excludable as relating to ordinary business operations. See Ford Motor Company (publicly available March 2, 2004) (proposal recommending the board to publish a report entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on various technical matters excludable under Rule 14a-8(i)(7) because it relates to "the specific method of preparation and the specific information to be included in a highly detailed report").

In sum, Wachovia believes that the Proposal focuses on Wachovia's fundamental day-to-day business operations and involves a matter which requires a significant amount of information regarding the daily operations of Wachovia and its numerous lines of business. Moreover, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2005 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponent. Wachovia hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4494.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

ARA/
Enclosures
cc: Steve Abrecht
Executive Director, SEIU Master Trust

EXHIBIT A

RESOLVED that shareholders of Wachovia Corporation ("Wachovia" or the "Company") request that the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment. The report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

The issue of global climate change threatens to affect companies across a wide variety of industries. Reports from respected scientific bodies such as the Intergovernmental Panel on Climate Change and the National Academy of Science confirm that climate change is real and will cause a variety of profound changes in the earth's climate if not arrested.

Regulatory responses to climate change have been adopted, and more are likely. The Kyoto Protocol requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. The European Union plans to introduce a greenhouse gas emissions permit trading system, mandatory limits on emissions from large industrial and energy-intensive businesses in the EU starting in 2005 have been proposed. U.S. states including California have proposed emissions-reduction initiatives. These regulatory measures present both challenges and opportunities for both regulated entities and the users of their products and services.

Changes in the physical environment from climate change could also have a serious impact. The performance of companies with large real estate holdings in areas affected by climate change, for example, could suffer. Similarly, companies in the tourism industry could be affected as climate change impairs recreational opportunities such as skiing and water sports. A water shortage would have a broad impact on manufacturing, agriculture, forestry and other types of operations. A company with significant income from investments in companies or fees derived from investments in companies that are themselves affected by climate change could see a reduction in income from those investments.

According to Wachovia's most recent 10-K filing, Wachovia and its subsidiaries provide a variety of banking, lending, trust, asset management, securities and other financial services in 49 U.S. states, Washington D.C., Puerto Rico and 43 countries. They own 1,546 locations and leases 3,523 locations from which they conduct their business. Wachovia also had a principal investing portfolio with a carrying value of $1.7 billion as of December 13, 2003, as reported in Wachovia's 2003 annual report to shareholders.

Because of the breadth and complexity of Wachovia's assets and businesses, it is difficult for shareholders to determine the extent of the impact climate risk will have on the Company's long-term prospects and business strategy. We believe that a board-level assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment.

We urge shareholders to vote for this proposal.

SEIU
Stronger Together

November 10, 2004

Mr. Mark Treanor
Secretary
Wachovia Corp.
301 South College Street
Charlotte, NC 28288

Dear Mr. Treanor:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2004 proxy statement of Wachovia Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wachovia Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

SEIU
Stronger Together

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wachovia Corporation to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Wachovia Corporation ("Wachovia"). The Proposal asks Wachovia's Board of Directors to report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change. The Proposal recommends that the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment.

By letter dated December 20, 2004, Wachovia stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2005 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wachovia claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) (the "Ordinary Business Exclusion"), as relating to Wachovia's ordinary business operations. As discussed more fully below, because the Proposal deals with high-level strategic considerations rather than day-to-day management functions, and because climate change is a significant policy issue, omission pursuant to the Ordinary Business Exclusion is inappropriate.

Wachovia argues that the Proposal relates to ordinary business operations for two reasons, which overlap to a large extent. Wachovia claims that the Proposal attempts to micromanage the Company by requiring a report containing specific information within a defined time period. It also argues that the Proposal deals with risk assessment, compliance and governance processes, all of which are ordinary business activities according to Wachovia.

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

As an initial matter, the Staff has agreed with shareholder proposal proponents that global climate change is a significant policy issue. For example, in Unocal Corporation,[1] the proposal asked the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions." The company argued that the proposal could be omitted pursuant to the Ordinary Business Exclusion, and the proponents countered that the proposal involved a significant policy issue. The Staff declined to grant the requested relief. See also Reliant Resources Inc., 2004 SEC No-Act. LEXIS 460 (available Mar. 5, 2004) (same).

Addressing Wachovia's micro-management objections, a shareholder proposal must be reasonably specific about the action requested and the time period in which it should be undertaken to avoid exclusion on vagueness grounds.[2] The language Wachovia cites on this issue from the Commission Release (the "1998 Release") announcing changes in the interpretation of the Ordinary Business Exclusion clearly does not apply to the Proposal. The 1998 Release stated that a proposal could be construed as micromanaging if it sought to require a company to change a policy and to control the precise way a company did so.[3] Here, the Proposal does not request any change at all in Wachovia's policies, but rather asks for a report within a reasonable time period.

Moreover, the 1998 Release made clear that a proposal—even one seeking policy changes--can deal with an issue in detail without being excludable. It stated: "Some commenters [on the proposing release] thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to 'ordinary business.' We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." (footnotes omitted)

The Proposal seeks information regarding the strategic impact of climate change on Wachovia's business, and suggests two areas—regulatory and physical changes—where the effects of climate change might be felt. This minimal level of detail would surely be considered reasonable within the meaning of the 1998 Release.

By contrast, proposals the Staff has allowed registrants to exclude have involved substantial amounts of technical detail. For example, in Ford Motor Company,[4] the proposal sought "detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling" as they related to global climate change. The Staff allowed Ford to omit the proposal in reliance on the Ordinary Business Exclusion, explaining that the proposal dealt with "the specific method of preparation and the specific information to be included in a highly detailed report."

---

[1] 2004 SEC No-Act. LEXIS 394 (available Feb. 23, 2004).
[2] See, e.g., Otter Tail Corporation (Jan. 12, 2004), Capital One Financial Corporation (Feb. 7, 2003), and General Electric Company (Feb. 5, 2003).
[3] See Exchange Act Release No. 40018 (May 21, 1998).
[4] 2004 SEC No-Act. LEXIS 441 (available Mar. 2, 2004).

Contrary to Wachovia's characterization, the Proposal is not about compliance, governance or risk assessment. Instead, it seeks information about how global climate change—about which there is a clear scientific consensus—will affect Wachovia's business strategy in the coming decades. Reports by reputable scientific bodies worldwide predict substantial changes that will affect not only emitters such as utilities but a wide variety of industries including tourism, agriculture, forestry and insurance. The Trust believes that considering the effects of these changes falls within the board's strategic planning function, and is not simply a day-to-day management task.

The Proposal's broad strategic focus distinguishes it from the narrower environmental management-oriented proposals deemed excludable in the past. The two Staff letters cited by Wachovia, Xcel Energy, Inc.[5] and The Mead Corporation,[6] illustrate this difference. In Xcel, the proposal asked for a cost/benefit analysis regarding the company's emission of several substances. The company argued because the proposal involved the "[e]valuation of risks in financial terms," and the requested cost/benefit analyses were extremely detailed, the proposal could be omitted under the Ordinary Business Exclusion. The Staff agreed, reasoning that the proposal dealt with "evaluation of risks and benefits." Likewise, the proposal at Mead asked the company to describe its methodology for projecting various kinds of environmental liabilities and assess major environmental risks. The Staff concurred with the company's argument that the proposal could be omitted because it involved "evaluation of environmental risks in financial terms."

American International Group, Inc.[7] and The Chubb Corporation,[8] also relied upon by Wachovia, are distinguishable because both companies are insurers. The supporting statements in both proposals clearly focused on the effect of climate change on the companies' underwriting practices. The Chubb proposal, for example, stated that the company's "insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather," and Chubb's request for no-action relief stressed that quantification of climate risk for the purpose of setting premiums and determining liabilities was integral to the company's ordinary business operations. The Chubb and AIG proposals thus would have elicited primarily information about day-to-day management activities such as mathematical modeling and liability projection. At Wachovia, however, which offers a wide array of financial services, evaluation of the strategic impact of climate change would not have such a narrow focus.

---

[5] 2003 SEC No-Act. 500 (available Apr. 1, 2003).
[6] 2001 SEC No-Act. 181 (available Jan. 31, 2001).
[7] 2004 SEC No-Act. 260 (available Feb. 11, 2004).
[8] 2004 SEC No-Act. 115 (available Jan. 25, 2004).

Conclusion

Wachovia has not met its burden of demonstrating that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7) and its request for no-action relief should accordingly be denied. If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Anthony R. Augliera
Senior Vice President and Assistant General Counsel
Fax# 704-715-4494

Opeiu#2
Afl-cio,clc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHNSON & JOHNSON

(2/7/2003)

2003 SEC No-Act. LEXIS 178

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), Rule 14a-8(i)(5), 14a-8(i)(7)

February 7, 2003

[*1] Johnson & Johnson

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 20, 2002

The proposal requests that the board of directors the board of directors establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries and report on those standards and their implementation to shareholders.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Johnson & Johnson's [*2] business. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to raise significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jeffrey Werbitt
Attorney-Advisor

INQUIRY-1: PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164

Email: pmneuhauser@aol.com

January 31, 2003

Via fax

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee. Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Johnson & Johnson

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate, Mennonite Mutual Aid, the St Joseph Health System, The Religious of the Sacred Heart of Mary, Ethical Funds [*3] Inc., Trillium Asset Management, and ASC Investment Group (who are jointly referred to hereinafter as the 'Proponents'), each of which is (or represents) a beneficial owner (owning in the aggregate well in excess of 300,000 shares) of shares of common stock of Johnson & Johnson (hereinafter referred to as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 20, 2002, sent to the Securities & Exchange Commission by the Company, in which J&J contends that the Proponents' shareholder proposal may the excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2003 proxy statement and that is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to "establish and implement" a response to the AIDS epidemic (as well as the TB and malaria epidemics) in Africa (and other [*4] developing nations).

RULE 14a-8 (i)(3)

We believe that the various statistics cited in the shareholder proposal are widely available and therefore well within the realm of common knowledge. Consequently, they require no citation. (For example, in his State of the Union address of January 28, 2003, President Bush said that in Africa "nearly 30 million people have the AIDS virus".) If the Staff were to disagree as to any specific statistics, we would be happy to insert any and all citations that the Staff believes are needed. We also enclose an Appendix A the remarks of Senator Frist (R TN and recently chosen as Senate Majority Leader) at the time of his introduction of S. 1032 in the last Congress; as Appendix B the Congressional Finding set forth in that bill, and as Appendix C the Congressional Finding set forth in. S 2525, passed by the Senate last year. We believe that these three appendices illustrate that the Proponents' Whereas clause recites facts that are simply matters of common knowledge.

The Company also says that there are statements that should be labeled as matters of opinion, but has neglected to specify any such statement We are at a loss to understand what J&J is [*5] talking about. We fail to find any such defect in the Whereas clause, which consists solely of factual statements; while the Supporting Statement clearly labels the Proponents' beliefs as such. Once again, if the Staff were to disagree, we would be pleased to label as opinion any statement that the Staff does not find to be a matter of objective fact.

RULE 14a-8(i)(5)

In its no-action request, the Company states that it does not YET sell "drugs for the prevention or treatment of HIV/AIDS, or pharmaceuticals for the prevention or treatment of TB or malaria", the diseases covered by the Proponents' shareholder proposal.

On the other hand, J&J admits in that letter that it is currently engaged in research both on HIV/AIDS and on TB. In 2002 it acquired, for almost one-third of a billion dollars, a Belgium-based company whose primary activity is developing HIV/AIDS therapies. The J&J press release on May 2, 2002, describing the acquisition stated:

> Johnson & Johnson today announced it has signed a definitive agreement to acquire all of the assets of Tibotec-Virco NV, a privately-held biopharmaceutical company focused on developing anti-viral treatments, with several promising compounds [*6] in development for the treatment of infectious diseases including HIV. The transaction is valued at approximately $ 320 million, in cash and debt. . . .
>
> "Tibotec-Virco will provide a good strategic fit with our current pharmaceutical research and development operations," said Dr. Per Peterson, chairman, Research & Development for the pharmaceuticals group of Johnson & Johnson." By combining Tibot-Virco's expertise with our own research and development activities, we will expand our drug discovery and development capabilities, particularly in the field of anti-viral therapies."
>
> Headquartered in Mechelen, Belgium, Tibotec-Virco applies the latest techniques in ultra-high throughput screening, pharmacogenomics, molecular biology and artificial intelligence to discovering and developing new drugs. The company has drug discovery and development programs focusing on potential new drugs that are active against drug-resistant strains of HIV, including two products in early clinical development. Tibotec-Virco also has early stage research programs concentrating on the development of treatments for hepatitis C and other infectious diseases. In addition to its drug discovery operations, [*7] Tibotec-Virvo provides HIV drug resistance testing and other analytical services under the name of Virco. The company has operations in Mechelen, Belgium, Durham, North Carolina, and Dublin, Ireland.
>
> On its web site, J&J describes Tibotec-Virco as follows:
>
> Tibotec-Virco Comm. VA is a pharmaceutical research and development company based in Belgium. Recognized as one of the companies at the forefront of HIV discovery research, Tibotec-Virco has research projects in other infectious diseases and has as its mission to be a world leader in the discovery and development of superior anti-infectives for diseases of high medical need.
>
> In its 10Q for the second quarter of 2002, filed on August 12, 2002, J&J stated:
>
> On April 18, 2002, Johnson & Johnson announced the completion of the acquisition of Tibotoe-Virco NV, a privately held biopharmaceutical company focused on developing anti-viral treatments with several promising compounds in development for the treatment of infectious diseases including HIV. The transaction is valued at approximately $ 320 million in cash and debt.

The bottom line is clear: J&J spent almost one-third of a billion dollars to acquire Tibotec-Virco, a company [*8] "at the forefront of HIV discovery research", in order to acquire its "HIV discovery research".

The Proponents' shareholder proposal is directly related to the business of J&J it is absurd to contend that J&J is not in the business of "responding to the health pandemic of HIV/Aids", as described in the Proponents' proposal. J&J has gone out and purchased, for a third of a billion dollars, a company primarily devoted to creating such a response.

Since J&J is in the business of providing a response to the AIDS pandemic, the size of its sales (or profits) is not relevant provided the Proponents' shareholder proposal is "otherwise significantly related" to that business. Shareholder proposals dealing with AIDS in Africa have been found by the Staff to be non-economically significant to registrants who merely operate in the most severely affected regions of Africa. See *Caterpillar Inc.* (January 3, 2003). *A fortori,* shareholder proposals submitted to pharmaceutical companies in the business of developing AIDS drugs should be deemed to be otherwise significantly related to the business of that pharmaceutical company.

For the foregoing reasons. Rule 14a-8(i)(5) is inapplicable to [*9] the Proponents' shareholder

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such mailers but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the AIDS pandemic in Africa raises such a policy issue for pharmaceutical companies. The Proponents' shareholder proposal asks J&J to disclose how it will respond to that pandemic. Such a proposal is appropriate for a registrant that has recently spent one-third of a billion dollars to enter the field of providing drugs to AIDS patients Had there been any question as to the seriousness of the underlying social problem and the need for pharmaceutical companies to be pail of the response to the pandemic, it was laid to rest by President Bush's Stare of the Union message [*10] delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $ 15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection...
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

It is also worth noting that the Senate Foreign Relations Committee will consider a bill during the first week in February (co-sponsored by Senate Majority Leader Frist (R TN) and Sen. John Kerry (D MA)) which, according to *The Wall Street Journal* (January 30, 2003) is more generous than President Bush's proposal and is expected to pass the full Senare within two weeks. The article also noted that a similar bill passed the Senate last year.

In the 107TH Congress, on December 11, 2001, the House passed by voice vote H 2069, entitled the GLOBAL [*11] ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001, and on July 12, 2002, the Senate passed (by unanimous consent) an amended version by substiting S 2525 and S 2649, described below. However, the house and Senate versions were never reconciled.

During the last Congress at least four bills concerning AIDS, TB and Malaria were cosponsored by Sen. Frist. (S 2525 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS. AND MALARIA ACT OF 2OO2", co-sponsored by Frist (R TN). Helms (R NC), DeWine (R OH). Hagel (R NE), Luger (R TN). Santorum (R PA), Smith (R OR), Kerry (D MA), Biden (D DE), Boxer (D CA), Daschle (D SD), Dodd (D CT), Durbin (D IL), Fingold (D WI), Leahy (D VT), Mikulski (D MD), Sarbenes (D MD), Wellstine (D MN); S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" (officially described as a "A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis".), co-sponsored by Frist (R TN), Helms (R NC), Chaffee (R RI), DeWine (R OH). Hatch (R UT), Kerry (R MA), Durbin (D IL), Leahy (D VT), Liberman (D CT); S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002", co-sponsored [*12] by Frist (R TN), Keriy (D MA, Biden (D DE), Levin (D MO, S 2649 "INTERNATTONAL AIDS TREATMENT AND PREVENTION ACT OF 2002", cosponsored by Frist (R TN), DeWine (R OH), Santorum (R PA), Jeffords (I VT), Bingaman (D NM), Clinton (D NY), Corzine (D NJ), Daschle (D SD), Dodd (D CT), Durbin (D IL), Edwards (D NC), Fcinstein (D CA), Murray (D WA), Harkin (D IA). Mikulski (D MD), Reed (D RI), Sarbanes (D MD).) Altogether, these bills, all of which dealt with the same problem, were sponsored by some thirty senators.

Attached as Appendix A are the remarks of Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001, (See 107 Cong IST Sess, 147 Cong Rec 5 6226.) Attached as Appendix B are the Congressional Findings which were a part of Senator Frist's bill and which recite the global devastation of AIDS (and which are very similar to, but longer (no 500 word limitions for senators!) than, the Proponents' Whereas clause). Attached as Appendix C are the Congressional Findings set forth in S 2525, as passed by the Senate on July 12, 2002. Note that Finding 17D states that the United States can enhance die effectiveness of governmental [*13] action by "encouraging active involvement of the private sector, including. . .pharmaceutical and biotechnology companies"..

In light of the concerns expressed by the President and by numerous Senators, as well as of the unanimous action by the Senate itself, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria, a submitted to a pharmaceutical company raises important policy issues with respect to that registrant in the words of Senator Frist, his bill address "the most pressing moral, humanitarian and public health crisis of modern times". The Proponents have asked J&J how it plans to respond to the crisis in Africa, where almost none of those who art ill can afford the medicines being developed by the Company. It is difficult in the extreme to believe that J&J truly believes that the Proponents' shareholder proposal does not raise an important policy issue which prevents the application of Rule 14a-8 (i)(7) to that proposal.

That the pandemic in Africa raises significant policy issues can also be seen by the fact that the Staff has held that an AIDS shareholder proposal was significantly related to the business of a non-pharmaceutical issuer that does [*14] business in southern Africa, See *Caterpillar inc.* (January 3, 2003). If it is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, it surely similarly raises a significant policy issue under (i)(7).

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC policy rules require denial of the Company's no action request We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-2: JOHNSON & JOHNSON
OFFICE OF THE CORPORATE SECRETARY
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

December 20, 2002

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
[*15] 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Missionary Oblates of Mary Immaculate Securities Exchange Act of 1934 - Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation ("the Company"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal and statement in support thereof (collectively, the "Proposal") received from the Missionary Oblates of Mary Immaculate (the "Proponent") and six other shareholders affiliated with the Interfaith Center for Corporate Responsibility. The Proposal requests that the Company's Board of Directors "establish and implement standards of response to the health pandemic of HIV/ADS, TB and Malaria in developing countries, particularly Africa" and make available to the Company's shareowners a "report of such standards and their implementation" by October 2003 at "reasonable" cost. The Proponent's letter, dated November 6, 2002, setting forth the Proposal, is attached hereto as Exhibit A.

The Company hereby notifies the Division of [*16] Corporation Finance of its intention to exclude the Proposal from its 2003 Proxy Materials on the grounds set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the grounds set forth below.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2003 Proxy Materials.

The Company presently expects to file its definitive 2003 Proxy Materials on or after March 12, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Commission. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as [*17] soon as practicable.

The Company recognizes the severity of the pandemic of HIV/AIDS, tuberculosis and malaria in the world's poorest nations. We also recognize that pharmaceutical companies, as organizations dedicated to the advancement of health, should work with other businesses, the public sector and non-governmental organizations, in a shared effort to find solutions to this pressing global health challenge. However, for the reasons cited below, we believe that the Proposal should not be submitted to the shareowners as part of our 2003 Proxy Materials and may properly be excluded from the 2003 Proxy Materials pursuant to:

I. Rule 14a-8(i)(7), because the Proposal concerns the Company's ordinary business operations;

II. Rule 14a-8(i)(3), because the Proposal contains many statements which are unsubstantiated or opinion and therefore may be false or misleading in violation of the proxy rules; and

III. Rule 14a-8(i)(5), because the Proposal relates to operations that are not significant to the Company's business.

In the alternative, the Proposal must be revised substantially in order to comply with the Commission's proxy rules.

I. The Proposal Relates to the Company's [*18] Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Company "establish and implement standards of response" to HIV/AIDS, tuberculosis ("TB") and malaria in developing countries. Because the Company does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal could be read as requesting that the Company start to manufacture and distribute such products.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central policy considerations. The first of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second concerns "the degree to which the proposal seeks to 'micromanage the company by probing too deeply into matters of a complex nature upon which [*19] shareholders, as a group, would not be in a position to make an informed judgement... such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Recognizing these considerations, the Staff repeatedly has taken the position that the range of decisions involved with product development relates to a company's "ordinary business operations." Decisions to develop or not develop a drug involve incredibly complex variables that are beyond the expertise of shareowners. For instance, in *Eli Lily and*

Co. (avail. Feb. 8, 1990), a shareholder proposal recommended that Eli Lily's board study the possibility of "acquiring license rights to, receiving FDA approval for the manufacture and distribution of, and developing a profitable market" for a specific drug in the United States. The Staff permitted the shareholder proposal to be omitted because it "appeared to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., decisions involving the choice of products to develop, manufacture and distribute)." Likewise, in *Chrysler Corp.* (avail. Mar. 3, 1988), the Staff allowed [*20] exclusion of a proposal requesting that Chrysler study the status of electric vehicle designs to determine the likelihood of mass production for such a vehicle. Specifically, the Staff found that the proposal could be omitted under the predecessor of Rule 14a-8(i)(7) because "it appear[edl to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., determining to engage in product research and development)."

Similarly, the Staff has allowed exclusion of shareholder proposals regarding use of food irradiation processes and the use and sale of irradiated foods (i.e., issues dealing with the selection of raw materials and ingredients and sources of supplies in retail and manufacturing). In these instances, while the proposals claimed that irradiated food use was unsafe, the Staff found that the use of irradiated food was related to ordinary business operations because it involved production and supply decisions. *See The Kroger Co.* (avail. Mar. 23, 1992); *Borden, Inc.* (avail. Jan. 16, 1990). Also, in *McDonald's Corp.* (avail. Mar. 24, 1992), the Staff permitted exclusion of a proposal asking McDonald's to introduce certain food products [*21] and to use allvegetable cooking oil in its international operations because the "proposal deal[s] with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., as involving menu selections and food preparation methods)."

Moreover, the Staff consistently has taken the position that decisions regarding research and testing relate to a company's "ordinary business operations." In *Merck & Co., Inc.* (avail. Jan. 23, 1997), a proposal requested that Merck's board "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the company's products." Merck argued that its management was best situated to make choices regarding research decisions because "decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law." The Staff concurred that the proposal could be excluded as "relating to the conduct of the Company's ordinary business operations (i.e., product research, development [*22] and testing)." The Staff reached a similar conclusion in *Newport Pharmaceuticals International Inc.* (avail. Aug. 10, 1984). In *Newport,* two proposals requested that Newport form a committee to make recommendations regarding the company's "research, development, marketing and distribution of certain pharmaceutical compounds." Specifically, Newport manufactured a drug that had been approved for sale in markets other than in the United States. After the FDA's determination that futher analyses would be unlikely to provide adequate evidence of the drug's effectiveness, Newport decided that it would no longer pursue an application pending before the FDA until favorable completion of further clinical tests. The proposals were an attempt to determine if Newport had made sufficient efforts to obtain FDA approval. The Staff found that the proposal could be excluded under the predecessor of Rule 14a-8(i)(7) as a matter of ordinary business.

The fact that the Proposal also asks the Company to prepare and make available to its shareowners a report on the Company's standards of response and their implementation does not insulate the Proposal from exclusion on ordinary business grounds. [*23] In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report... involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001); *The Mead Corporation* (avail. Jan. 31, 2001); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Nike, inc.* (avail. July 10, 1997).

In short, we believe that the past no-action letters dealing with product development and research and testing clearly demonstratethat the Proposal is excludable because its subject matter -- the types of products that the Company should manufacture and sell --relates to the Company's "ordinary business operations." These letters establish that decisions about the manufacture and sale of particular products -- which necessarily entail decisions regarding research, development, testing, manufacturing [*24] and distribution -- are ordinary business matters. Such a view is consistent with the language of Rule 14a-8(i)(7), the policies underlying the rule, and past Staff interpretations of the rule, Accordingly, the Proposal may be excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal Contains Statements which are Unsubstantiated or Opinion and Therefore May Be Materially False or Misleading Statements which could Be Excluded Pursuant to Rule 14a-8(i)(3).

A proposal may be omitted under Rule 14a-8(i)(3) if the proposal, or the accompanying supporting statement, is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In Staff Legal Bulletin No. 14 ("SLB 14") (July 13, 2001), the Division of Corporation Finance indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for - companies to exclude the entire proposal, supporting statement, or both." We believe that the Proposal may be excluded in its entirety [*25] under Rule 14a-8(i)(3) because it contains numerous statements that are not substantiated or are opinion in violation of Rule 14a-9 and would require detailed and extensive editing to remove andlor recast these statements. If the Staff is unable to concur with this conclusion, we respectfully request that the Staff permit the Company to exclude those statements that are not substantiated or are opinion. If the Staff were to depart from SLB 14 in responding to this letter, the Proposal nonetheless would need to be substantially revised before it could be included in the 2003 Proxy Materials.

Many of the statements in the Proposal either (1)-fail to provide any sources or citations or (2) cast the Proponent's opinions as fact. The Proposal contains many statistics, but does not provide any authority or citations for this numerical data. This failure to provide attribution or citations renders these statements misleading because shareowners cannot refer to the underlying sources to verify for themselves the accuracy of the statements. The Company does not necessarily dispute the accuracy of these statements, but we are unable to ascertain their accuracy. The Staff has previously taken [*26] the position that the failure to support factual assertions with accurate citations to specific sources may render statements false and misleading and constitute a basis for exclusion under Rule 14a-8(i)(3). *See, e.g., Boeing Co.* (avail. Feb. 7, 2001) (permitting exclusion of several statements if proponent failed to provide accurate citations to specific sources); *Home Depot, Inc.* (avail. Apr. 4, 2000) (permitting exclusion of statement that "70% of Home Depot directors are not independent" if proponent failed to provide source and citation); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (permitting exclusion of statements referring to a "1997 report" and "one Colorado experiment" if proponent failed to provide citations).

In summary, the Proposal exemplifies the type of proposal described in SLB 14 - one that would require "detailed and extensive editing" to bring it into compliance with the proxy rules and that, as a result, could appropriately be excluded. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted under Rule 14a-8(i)(3). If the Staff is unable to concur with this conclusion, we respectfully request [*27] that the Staff permit the Company to exclude those statements that are unsubstantiated or opinion. If the Staff were to depart from SLB 14 in responding to this letter, the Proposal nonetheless would need to be substantially revised before it could be included in the 2003 Proxy Materials.

III. The Proposal Relates to Operations That Are Not Significant to the Company's Business and May Be Excluded Pursuant to Rule 14a-8(i)(5).

A proposal may be omitted under Rule 14a-8(i)(5) if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

As discussed above, the Proposal requests that the Company "establish and implement standards of response" to HIV/AIDS, TB and malaria. At present, the Company does not manufacture or sell any anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria. Although the Company is conducting research on compounds to treat TB and has acquired [*28] a company with two anti-HIV drug candidates in research, virtually none of the Company's total assets, net earnings or gross sales are attributable to the sale of anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria. The economic thresholds set forth in Rule 14a-8(i)(5) are therefore not satisfied. Accordingly, the Proposal may be excluded under this rule. *See Eli Lilly and Co.* (avail. Feb. 2, 2000); *La Jolla Pharmaceuticals Co.* (avail. Feb. 18, 1997). Also, because the Company does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal "is not otherwise significantly related to the Company's business."

The Staff has recognized that "certain proposals, *while relating to onb' a small portion of the issuer's operations,* raise policy issues of significance to the issuer's business." Exchange Act Release No. 19135 (Oct. 26, 1982). This can occur, for example, where a particular corporate policy "which involves an arguably economically insignificant portion of an issuer's business . . . may [*29] have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Commission, however, has explicitly noted that when the proposal relates to an area in which the issuer has *no involvement, the proposal is omittable under paragraph (c)(S)* [predecessor to (i)(5)]." *Id.* (emphasis added) Accordingly, since the Company currently does not manufacture or sell anti-viral drugs for the prevention or treatment of HIV/AIDS or pharmaceuticals for the prevention or treatment of TB or malaria, the Proposal is omittable under Rule 14a-8(i)(5).

***

Based upon the foregoing analysis, we respectfully request that the Staff take no action if the Company excludes the Proposal from its 2003 Proxy Materials.

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibit, and answer any questions that you may have regarding this subject Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at [*30] Johnson & Johnson at (732) 524-2464, or Amy Goodman with Gibson, Dunn & Crutcher LLP at (202) 955-8653, if we can be of any further assistance in this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel

ATTACHMENT 1

JOHNSON & JOHNSON

STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA

WHEREAS:
HIV,AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Providing access to affordable, essential drugs in developing countries is a main strategy for achieving the UN Millennium Development Goals;

Twenty-five million people have died from AIDS since the early 1980's. 40 million people are currtntly infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 - million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded [*31] prevention and treatment efforts, 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS;

MALARIA causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saliaran Africa;

Despite donation programs, promises of differential prices, international accords and publicprivate initiatives, poorest nations continue to suffer from lack of access to medicines;

The UNAIDS Director has stated that far greater action is needed by both government and private sector to ensure that treatment reaches those in greatest need;

Effective prevention, care and treatment strategies will require increased availability of and nondiscriminatory access to vaccines, sterile injecting equipment, drugs, including antiretroviral therapy, diagnostics and related technologies, as well as increased research and development:

Pharmaceutical companies have the unique mission to provide health-giving medicines, a pivotal role in addressing health pandemics;

Our company has done [*32] testing around the effectiveness of certain compounds for treatment of Tuberculosis and HIV. Through the acquisition of Tibotec-Vicro, Johnson & Johnson has gained two HIV drug candidates in research;

More affordable pharmaceutical prices, support of the Global Fund for HIV/Aids, TB and Malaria, and immunity from liability for generic manufacturers of pharmaceuticals needed in developing countries are ways that our company can respond to the pandemic;

BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa. A report of such standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:
International non-governmental organizations have challenged the pharmaceutical industry to greater responses to the health crisis in developing countries. We believe that concrete action on the part of pharmaceutical companies is an important part of the world's response to this global tragedy. Not to respond would be a tragedy for [*33] infected peoples and for the good name and reputation of our company.

Please vote your proxy FOR these concerns.

ATTACHMENT 2

Missionary Oblates of Mary Immaculate

Justice and Peace Office
United States Province

391 Michigan Avenue, NE
Washington, DC 20017-1516
Tel: 202-281-1608
Fax: 202-636-9444

November 6, 2002

Mr. William Weldon
Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Weldon:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors -- denominations, orders, pension funds, healthcare corporations, foundations publishing companies and dioceses -- whose combined assets exceed $ 110 billion.

We are the beneficial owners of 26,350 shares Johnson & Johnson. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

Our colleagues throughout sub-Saharan Africa, as well as our members here in the U.S., continue to ask us to request [*34] a more generous response to the AIDS pandemic. Access to medicines is the only life line for millions who are infected and financial assistance the only hope for those who-have been orphaned. While we appreciated the opportunity to hear about the response of our company to this crisis least year and their willingness to meet with us again, we believe a more concerned response is called for.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

********** Print Completed **********

Time of Request: December 13, 2005 01:01 PM EST

Print Number: 1822:75005456
Number of Lines: 424
Number of Pages:

Send To: KALRA, MOHIT-07162
MAYER BROWN ROWE & MAW LLP
71 S WACKER DR
CHICAGO, IL 60606-4637

GENERAL MOTORS CORP (GM)

300 RENAISSANCE CTR
MAIL CODE: 482-C34-D71
DETROIT, MI 48265-3000
313. 556.5000
http://www.gm.com

NO ACT

NO ACTION LETTER
Filed on 03/30/2005

HR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 30, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/30/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letters dated February 7, 2005 and February 23, 2005 concerning the shareholder proposal submitted to GM by Mark Seidenberg. We also have received letters from the proponent dated February 11, 2005 and February 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365

March 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal recommends that the board publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(7), as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GM relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

RECEIVED
2005 FEB -8 PM 4:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on August 27, 2004 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

General Motors intends to omit the proposal under Rule 14a-8 (i)(7), on the grounds that it relates to ordinary business operations. If the proposal is not omitted, we intend to omit a portion of the supporting statement under Rule 14a-8(i)(3), on the grounds that it is false and misleading.

The proposal would require General Motors to provide detailed scientific data, prepared or chosen by GM personnel regarding the following topics:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

In 2004, the Staff issued no-action letters for very similar proposals on the grounds that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004).

Some stockholder proposals that deal with global warming or cooling have, because they present a significant policy issue, not been considered excludable as ordinary business, see, e.g., Unocal Corporation (February 23, 2004); Valero Energy Corporation (February 6, 2004); Anadarko Petroleum Corporation (February 4, 2004). This does not mean, however, that any proposal that is related to a question of public interest, like global climate change, cannot also be related to ordinary business and omitted therefore under Rule 14a-8(i)(7). For example, proposals that required the board to issue a report disclosing the risks to the corporation of associated with certain emissions and the benefits of committing to reduce those emission were considered excludable under paragraph (i)(7), on the basis that "evaluation of risks and benefits" relates to ordinary business operations. See Xcel Energy Inc. (April 1, 2003); Cinergy Corp. (February 5, 2003). Similarly, proposals to require an insurance company to report its strategies to address the impact of climate change on its business were deemed to involve "evaluation of risks and benefits", which was related to ordinary business operations. See American International Group, Inc. (February 11, 2004); Chubb Corporation (January 25, 2004).

The current proposal, like the proposals that were treated as excludable in 2004, specifies in great detail the data that should be included in the proposed report, to the point of requiring information about how certain data was measured. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". The report that the proposal would require, specifically mandating detailed technical information, is the type of micro-management that is not suitable for action by the stockholders as a whole. In contrast, where the requested information is relevant to General Motors' operations, such as in item 4 above, determining and reporting that information is a routine part of ordinary business.

Therefore, we request confirmation that the proposal may be omitted under paragraph (i)(7) as relating to ordinary business. If the Staff does not agree, we intend to omit a false and misleading assertion in the supporting statement that is unfairly derogatory of General Motors' board of directors—"If the board opposes this resolution, the board does not want you to have such scientific report." The directors of GM may recommend that GM's stockholders vote against the proposal, not because they do not want stockholders to have this information, but because they believe that there are many more appropriate sources for this information and that the significant expenditure of GM's resources that would be required to produce such a report would not be in the best interest of the Corporation or its stockholders. Accordingly, unless this statement is deleted, the proposal may be excluded under Rule 14a-8(i)(3) as false and misleading. We note that the Staff found some basis for this position in 2004, General Motors Corporation (March 5, 2004), before taking the position described above upon reconsideration.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Mark Seidenberg

To: A. Lain
c: S.A. Colby

EXHIBIT A

RECEIVED

AUG 27 2004

OFFICE OF SECRETARY
DETROIT

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

August 24, 2004

Ms. Nancy E. Polis
Secretary of the Corporation
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Ms. Polis:

As a stockowner, I am submitting the enclosed resolution on a scientific report on global warming/cooling for the 2005 annual meeting. It should thus be published in the proxy statement for that meeting.

I am the current owner of 60 shares of GM common stock and 2 shares of class H common, which I have owned continuously for several years, and I intend to own these shares through the upcoming 2005 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know GM management's position.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Encl: Resolution for a Scientific Report on Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. <u>What Temperatures</u>
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.

3. <u>What Sun Effect</u>
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. <u>What About Carbon Dioxide Production</u>
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. <u>What About Carbon Dioxide Absorption</u>
Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. <u>What Costs/Benefits</u>
A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 11, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: General Motors Corporation stockholder proposal

Dear Sirs:

This letter responds to a letter of February 7, 2005, from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation, which indicates GM's intent to omit my proposal from the proxy materials for the 2005 annual meeting.

Her arguments are all misapplied, and I urge you not to allow the intended omission.

My proposal is one of unquestioned significant social policy. It in no way is "ordinary business". It does not seek to direct any business operations. It only requests a report of what GM is doing.

The categories are not micro-managing anything. As mentioned above, my proposal is not managing anything. It asks for a report on a significant social policy. In order to have a non-vague proposal, it is necessary to put forth reasonable specified categories of information for the report, such as the six unambiguous categories in my proposal. The purpose of the categories is to give the stockholders some explicit criteria upon which GM's management is relying on this significant social policy.

I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to "determine" any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in "discussing" the subject within the corporation.

Ms. Larin's request about the supporting statement's language is based on a false premise. She says, "...there are many more appropriate sources for this information...." There are NO other sources for the stockholders to seek that would tell what information that GM uses in discussing the subjects of global warming/cooling within the corporation.

Again, please do not allow any of the intended omissions.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Cc: Anne T. Larin Esq.

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 23, 2005

RECEIVED
2005 FEB 25 AM 9:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a letter dated February 11, 2005 by Mark Seidenberg to the SEC (Exhibit A) responding to GM's request for a no-action letter dated February 7, 2005, in regard to Mr. Seidenberg's stockholder proposal (Exhibit B). The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

As GM's earlier letter pointed out, the proposal is very similar to a proposal submitted by the same proponent last year (Exhibit C), on which the Staff took a no-action position under Rule 14a-8(i)(7) in <u>General Motors Corporation</u> (April 7, 2004). Mr. Seidenberg states in his February 11 letter, "I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to 'determine' any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in 'discussing' the subject within the corporation."

Specifically, these are the changes between the proposal as submitted in 2005 and 2004 (differences highlighted):

- Final sentence in Item 1:

  This temperature measurement would be the one used **<u>in discussing</u>** "global warming" or "global cooling". (2005)

  This temperature measurement would be the one used **<u>to determine</u>** whether there is "global warming" or "global cooling". (2004)

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

- Final sentence in Item 2:

  Relevant ranges of percent increases/decreases shall be **chosen** by GM staff. (2005)

  Relevant ranges of percent increases/decreases shall be **determined** by GM staff. (2004)

- Final sentence in Item 3:

  The measurements shall be **chosen** by GM staff. (2005)

  The measurements shall be **determined** by GM staff. (2004)

- Final sentence in Item 6:

  The relevant costs and benefits would be **chosen** by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff. (2005)

  The relevant costs and benefits would be **determined** by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff. (2004)

As indicated in the portion of his letter quoted above, Mr. Seidenberg made these changes to clarify his intention that the proposal would require GM, not to conduct any additional measurements in addition to its present practice, but to report the data it already uses within the Corporation. (Apparently, GM personnel would be required to calculate the "scenarios of causes of the global warming/cooling" described in Item 6.)

In making these changes from his 2004 proposal, the proponent has not changed the aspects of the proposal that led the Staff to conclude that it "relat[ed] to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)." The 2005 proposal would require GM to select, compile, and report information that Mr. Seidenberg assumes is already used in "discussing" the subject, which would seem to be related even more closely to ordinary business operations than a requirement that GM conduct special research.

If GM intended to exclude the 2005 proposal as related to minimal operations and not otherwise significantly related to the company's business under Rule 14a-8(i)(5), the change between the proposal submitted in 2004 and 2005 might be relevant to the Staff's consideration this year. Since GM intends to exclude the present proposal as related to ordinary business under Rule 14a-

8(i)(7), the grounds on which the 2004 proposal was excluded, the change in wording, which explicitly refers to information already in use at the Corporation, should not affect the applicability of the no-action letter issued in 2004.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 11, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: General Motors Corporation stockholder proposal

Dear Sirs:

This letter responds to a letter of February 7, 2005, from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation, which indicates GM's intent to omit my proposal from the proxy materials for the 2005 annual meeting.

Her arguments are all misapplied, and I urge you not to allow the intended omission.

My proposal is one of unquestioned significant social policy. It in no way is "ordinary business". It does not seek to direct any business operations. It only requests a report of what GM is doing.

The categories are not micro-managing anything. As mentioned above, my proposal is not managing anything. It asks for a report on a significant social policy. In order to have a non-vague proposal, it is necessary to put forth reasonable specified categories of information for the report, such as the six unambiguous categories in my proposal. The purpose of the categories is to give the stockholders some explicit criteria upon which GM's management is relying on this significant social policy.

I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to "determine" any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in "discussing" the subject within the corporation.

Ms. Larin's request about the supporting statement's language is based on a false premise. She says, "...there are many more appropriate sources for this information...." There are NO other sources for the stockholders to seek that would tell what information that GM uses in discussing the subjects of global warming/cooling within the corporation.

Again, please do not allow any of the intended omissions.

Sincerely,

Mark Seidenberg

Cc: Anne T. Larin Esq. ✓

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on August 27, 2004 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

General Motors intends to omit the proposal under Rule 14a-8 (i)(7), on the grounds that it relates to ordinary business operations. If the proposal is not omitted, we intend to omit a portion of the supporting statement under Rule 14a-8(i)(3), on the grounds that it is false and misleading.

The proposal would require General Motors to provide detailed scientific data, prepared or chosen by GM personnel regarding the following topics:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

In 2004, the Staff issued no-action letters for very similar proposals on the grounds that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004).

Some stockholder proposals that deal with global warming or cooling have, because they present a significant policy issue, not been considered excludable as ordinary business, see, e.g., Unocal Corporation (February 23, 2004); Valero Energy Corporation (February 6, 2004); Anadarko Petroleum Corporation (February 4, 2004). This does not mean, however, that any proposal that is related to a question of public interest, like global climate change, cannot also be related to ordinary business and omitted therefore under Rule 14a-8(i)(7). For example, proposals that required the board to issue a report disclosing the risks to the corporation of associated with certain emissions and the benefits of committing to reduce those emission were considered excludable under paragraph (i)(7), on the basis that "evaluation of risks and benefits" relates to ordinary business operations. See Xcel Energy Inc. (April 1, 2003); Cinergy Corp. (February 5, 2003). Similarly, proposals to require an insurance company to report its strategies to address the impact of climate change on its business were deemed to involve "evaluation of risks and benefits", which was related to ordinary business operations. See American International Group, Inc. (February 11, 2004); Chubb Corporation (January 25, 2004).

The current proposal, like the proposals that were treated as excludable in 2004, specifies in great detail the data that should be included in the proposed report, to the point of requiring information about how certain data was measured. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". The report that the proposal would require, specifically mandating detailed technical information, is the type of micro-management that is not suitable for action by the stockholders as a whole. In contrast, where the requested information is relevant to General Motors' operations, such as in item 4 above, determining and reporting that information is a routine part of ordinary business.

Therefore, we request confirmation that the proposal may be omitted under paragraph (i)(7) as relating to ordinary business. If the Staff does not agree, we intend to omit a false and misleading assertion in the supporting statement that is unfairly derogatory of General Motors' board of directors—"If the board opposes this resolution, the board does not want you to have such scientific report." The directors of GM may recommend that GM's stockholders vote against the proposal, not because they do not want stockholders to have this information, but because they believe that there are many more appropriate sources for this information and that the significant expenditure of GM's resources that would be required to produce such a report would not be in the best interest of the Corporation or its stockholders. Accordingly, unless this statement is deleted, the proposal may be excluded under Rule 14a-8(i)(3) as false and misleading. We note that the Staff found some basis for this position in 2004, General Motors Corporation (March 5, 2004), before taking the position described above upon reconsideration.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Mark Seidenberg

EXHIBIT C

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. <u>What Temperatures</u>
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.

3. <u>What Sun Effect</u>
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. <u>What About Carbon Dioxide Production</u>
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. <u>What About Carbon Dioxide Absorption</u>
Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. <u>What Costs/Benefits</u>
A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

RECEIVED
2005 MAR -7 PM 12:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 25, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Ladies and Gentlemen:

This letter responds to the letter of February 23, 2005, from Ms. Anne T. Larin, which elaborates on General Motor's intention to omit my proposal from the proxy materials for the 2005 annual meeting.

Ms. Larin gave a good analysis of the changes in my proposal from 2004 so as to make clear that the requested report to the stockowners does not require GM to determine any of the data that it ALREADY USES in discussing global warming/cooling. We stockowners just want to know what data GM is already using in making business decisions, issuing public pronouncements, publishing social responsibility reports, and lobbying legislation about global warming/cooling. GM cannot pretend it does not possess such relevant data. Otherwise it would be saying that its numerous decisions and pronouncements are NOT based on relevant data and do not represent due diligence.

This report is not micro-managing anything. It does not require or suggest any change in business operations. GM already makes reports and pronouncements on global warming/cooling. We think the stockowners ought to know what basis is behind this significant social/business policy.

As for item number 6, Ms. Larin mischaracterizes the language. It would not require to "calculate the 'scenarios of causes…'" Rather, it talks about calculating the "relevant costs and benefits". If the SEC has a problem with Item 6, I am willing to delete it.

Please don't allow any omission.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Cc: Anne T. Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ATTCORP (T)

ONE ATTWAY
BEDMINSTER, NJ 07921
908. 221.2000
http://www.att.com/

NO ACT

Filed on 02/21/2001

PA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2001

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Act 1934
14A-8
2-21-2001

Re: AT&T Corp.
Incoming letter dated December 21, 2000

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2000 concerning the shareholder proposal submitted to AT&T by MMA and MMA Praxis Mutual Fund Family; Christian Brothers Investment Services, Inc.; General Board of Pension and Health Benefits of the United Methodist Church; Sisters of St. Joseph; Benedictine Sisters of San Antonio; Catholic Health East; Church of the Brethren Benefit Trust; and Reformed Church in America. We also have received a letter on the proponents' behalf dated February 16, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: MMA and MMA Praxis Mutual Fund Family and co-proponents
c/o Mark A. Regier
SRI Research and Advocacy Coordinator
MMA Praxis Mutual Funds
1110 North Main Street
Goshen, IN 46527

Public Reference Copy

February 21, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2000

The proposal requests that AT&T prepare a report reviewing AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities, and that the report include information specified in the proposal.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the nature, presentation and content of cable television programming). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

AT&T

John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

December 21, 2000

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by MMA and MMA Praxis Mutual Fund Family (Primary Filer), Christian Brothers Investment Services, Inc. (Co-filer), General Board of Pension and Health Benefits of The United Methodist Church (Co-filer), Sisters of St. Joseph (Co-filer), Catholic Health East (Co-filer), Benedictine Sisters (Co-filer), Church of the Brethren Benefit Trust (Co-filer) and Reformed Church in America (Co-filer)

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Mark A. Regier for MMA and MMA Praxis Mutual Fund Family (Primary Filer), Frank Coleman for Christian Brothers Investment Services, Inc. (Co-filer), Vidette Bullock Mixon for General Board of Pension and Health Benefits of The United Methodist Church (Co-filer), Sister Pat Kelly for Sisters of St. Joseph (Co-filer), C. Kent Russell for Catholic Health East (Co-filer), Sister Susan Mika for Benedictine Sisters (Co-filer), William

Thomas for Church of the Brethren Benefit Trust (Co-filer) and John Paarlberg for Reformed Church in America (Co-filer) by letter received by the Company on November 28, 2000 (collectively, the "Proponent"). Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 17, 2001 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that "AT&T prepare a report reviewing Company policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities. The report shall:

1) outline the business case for the company's increasing distribution of pornography.
2) place AT&T's pornography operations in the context of existing social and environmental commitments and the Company's understanding of corporate social responsibility.
3) review policies governing content decision-making for AT&T's cable operations.
4) assess the potential financial liabilities posed by possible violations of local obscenity laws and lawsuits from individuals and communities.
5) describe potential legal issues related to the Company's connection to the pornography industry, including obscenity law violation, distributing pornography to minors, and possible collusion with organized crime in the sex industry.

The report shall be prepared at reasonable cost, and may omit confidential information and shall be made available to shareholders by May 2001."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the Company's ordinary business operations." The Company through its subsidiary, AT&T Broadband, LLC ("AT&T Broadband"), is engaged in cable television programming. An integral part of this business is the selection of products offered for distribution on its cable television stations. The fact that the Proposal deals with a subject that touches on a social policy issue does not change the fact that product selection is part of the Company's ordinary business operations. The Staff has consistently taken the position that the sale of a particular category of products and services, whether socially controversial or not, is part of a company's ordinary business operations. See CVS Corporation, March 2, 1998 (proposal to stop selling cigarettes unless stores implement FDA regulations restricting youth access); Walgreen Co., September 29, 1997 (proposal to stop selling tobacco products); Kmart Corporation, February 23, 1993 (proposal to terminate sale of adult media products); Kmart Corporation, March 13, 1992 (proposal to terminate sale of periodicals containing certain content); and USX Corporation, January 26, 1990 (proposal to cease sales of adult products). Furthermore, the Staff has taken the position that proposals dealing with "the nature, content or presentation of products and programming" are considered a matter that relates to ordinary business operations. See General Electric, January 21, 1998; Time Warner Inc., February 24, 1997; General Electric, February 2, 1993; Time Incorporated, May 24, 1989; and Capital Cities/ABC Inc., March 23, 1987.

The Proposal concerns the selection of products that the Company offers and thus clearly falls within matters relating to the conduct of the Company's ordinary business operations. Although the Proposal requests the preparation of a report, and does not request that specific action be taken regarding distribution of a product, the Proposal, according to the Division, is still excludable under 14a-8(i)(7). See Release No. 34-20091, August 16, 1983, which states that where the shareholder proposal requests the registrant to prepare a report on, or form a special committee to study, its business, the Staff would only "consider whether the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)" (predecessor of Rule 14a-8(i)(7)).

The Staff has recently concurred on numerous occasions that proposals relating to the preparation of a report concerning ordinary business matters falls under the realm of ordinary business operations of a company and are therefore excludable under Rule 14a-8(i)(7). See Wal-mart Stores, Inc., September 27, 2000 (prepare a report to ensure the company does not purchase from certain suppliers); Wal-mart Stores, Inc., March 15, 1999 (*id.*); Kmart Corp., March 12, 1999 (*id.*); Warnaco Group, Inc., March 12, 1999 (*id.*); and Chrysler Corp., February 18, 1998 (report to shareholders based on review of company's international code/standards).

Accordingly, the Company believes that the Proposal addresses matters within the scope of its ordinary business operations and that therefore the Proposal may be omitted under Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides examples of statements that may be misleading, including, in Note (b) "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal suggests improper, illegal and immoral conduct by the Company, and impugns the character and integrity of the Company and its employees. The Proposal contains statements which either imply or strongly suggest, without any factual basis, that the Company is "engaged in a constant escalation of explicit content" with "even more graphic offerings to follow"; is engaged in "increasing distribution of pornography"; is "distributing pornography to minors"; and is engaged in "collusion with organized crime in the sex industry." These statements are made without any factual foundation and only serve to impugn the character, integrity and personal reputation of Company.

The Company's actual policy regarding cable programming is a responsible and ethical one. According to an excerpt from a letter dated August 1, 2000 (which is attached) from Rob Stoddard, Senior Vice President - Public Relations of AT&T Broadband, to Mark Regier, SRI Research and Advocacy Coordinator, the Company's policy regarding adult pay-per-view programming choices is as follows:

> "From our point of view at AT&T Broadband, issues regarding programming content boil down to two key elements: *choice* and *control*. Our customers tell us consistently that they strongly value a wide *choice* in the programming options that are available to them. ... Advances in technology also are enabling us to fulfill on that second element of consumer demand: customer *control* over the programs and content that can be viewed in the customer's home. The "parental lock" mechanism that's available through our digital video technology assures that parents and other family members can block out literally any channel in our line-up that is deemed objectionable or inappropriate for family viewing. ... For customers who determine that control opportunity inadequate, we further offer to send a representative to install outside of their residence a "trap," which can stop a channel signal from being fed into their cable box in the first place."

In addition, AT&T Broadband has adopted an Employee Handbook dated January 2001 which specifies the values which AT&T Broadband employees are expected to fulfill. The Handbook states, at p. 62, that "[a]s a provider of broadband service, you, and the company must meet all federal, state and local regulations. Some laws relating to our industry that affect ... programming content ... are described below." (See attached excerpt from Handbook).

In light of the foregoing, the Company believes the Proposal is false and misleading and is, therefore, excludable Rule 14a-8(i)(3).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal requests that a report be prepared and made available to shareholders by May 2001. If the Proposal is included in the Company's Proxy Materials, the annual shareholders meeting at which the Proposal will be voted on is scheduled to occur in late May 2001. The Proposal does not give the Company any time to prepare and deliver a report to its shareholders by May 2001. Accordingly, the Company does not have the ability to effect the proposed report by the date requested by the Proponent. Since the Company does not have the power to implement the Proposal, it should be excluded under Rule 14a-8(i)(6).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

February 16, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to AT&T Corp

Dear Sir/Madam:

I have been asked by Mennonite Mutual Aid, the Mennonite Mutual Aid Praxis Funds, the Christian Brothers Investment Services, Inc., the General Board of Pension and Health Benefits of the United Methodist Church, the Sisters of St. Joseph (Mount St. Joseph Convent), the Benedictine Sisters of San Antonio, Catholic Healthcare East, the Church of the Brethren Benefit Trust and the Reformed Church in America (which institutional investors are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of AT&T Corp. (hereinafter referred to as "AT&T" or the "Company"), owning in the aggregate more than 1,600,000 shares of common stock of AT&T, and who have jointly submitted a shareholder proposal to AT&T, to respond to the letter dated December 21, 2000, sent to the Securities & Exchange Commission by the Company, in which AT&T contends that the Proponents' shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in AT&T's year 2001 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company's Board to prepare a report for shareholders "reviewing Company policies" with respect to its "involvement in the pornography industry".

RULE 14a-8(i)(3)

The Company has a laundry list of five phrases (top of page 5 of the Company's letter) to which it objects, but it is noteworthy that the Company does not actually deny the truth of any of these phrases. Instead, it states that they are without factual foundation and then proceeds to quote from policy handbooks, none of which deny the veracity of the Proponents' assertions.

This is not surprising, since the statements made are all true. As background, it should be noted that last May AT&T agreed to carry the "Hot Network" on its cable system, which, following two $50 billion acquisitions, is the largest cable system in America, with about 16 million customers. The following information about the Hot Network is taken from a *Wall Street Journal* article which appeared on November 28, 2000:

> Though no one in the industry wants to talk about it publicly, cable operators are finding that the old adage is true: sex sells. And one of the biggest providers of explicit sex on television these days is Vivid Entertainment Group.
>
> Launched in 1984 by two colleagues at a porn-video company, Vivid last year snapped up a little-known cable-TV channel called the Hot Network . . . .
>
> Vivid got its biggest boost in May, when AT&T Corp. agreed to carry the Hot Network on its digital systems. That move sparked an outcry among porn critics. . . .
>
> The sudden surge in cable porn is a sharp reversal of longstanding practice. For years, cable executives shunned hard-core fare because they didn't want regulators and local communities to protest, possibly challenging their right to a franchise. . . .
>
> Vivid's brand of porn – thinly plotted films featuring close-ups of people having vigorous sex, interspersed with dialogue – is purchased on a pay-per-view at two to four times the rate of softer porn, which dances around the deed.

There thus does exist a factual foundation for the first three, at least, of the phrases objected to by the Company. As far as the final two phrases – "distributing pornography to minors" and "organized crime in the sex industry – are concerned, it should be pointed out that the shareholder proposal merely calls for the Company to "describe" the "legal issues", if any, which might arise with respect to the Company's pandering of pornography. Thus, no accusation is being made by the mere request for a report on possible legal exposure.

Nevertheless, it is self-evident that such issues may exist. Thus, with respect to the ability of children to access AT&T's pornographic programs, we wish to point out that the so-called safeguards which the Hot Network claims to have in place are clearly far from foolproof. As noted in the second whereas paragraph of the proposal, last year the "safeguards" failed utterly in Iowa City where the Hot Network was temporarily made available for everyone to view who was a cable subscriber. We also believe that the Staff can take "judicial notice" of the fact that organized crime has had widespread influence and control of the sex industry. But, as just a random example, we are pleased to refer the Staff to the January 11, 1997, edition of *The Providence* [Rhode Island] *Journal-Bulletin*, which described the guilty plea to Federal conspiracy charges of Kenneth Guarino, saying that "Kenneth Guarino, whose multimillion-dollar erotic empire [centered in Rhode Island] has gone global, is going to prison". The article went on to state:

> Yesterday's plea agreement said Guarino, 47, and his business interests have been controlled for years by a top-ranking member of the New York based Gambino crime family, Natale Chris Rchichi.

It is therefore clear that not one of the five phrases to which AT&T objects can possibly be deemed a violation of Rule 14a-9.

RULE 14a-8(i)(7)

The various no-action letters principally relied on by AT&T, namely the CVS, the Walgreen, the two Kmart and the USX letters, involved, in each case, a passive retailer merely passing on to the general public pre-packaged goods, such as cigarettes, which were sold in their original package. They had no association with the contents of those packages and were not "providers" of that content. This is not the case with respect to cable operators, who have a much more intimate connection to the contents of their programing, even when the shows are technically made by third parties. They are deemed by the public to be the providers of the content seen on the television channel. Thus, it is not surprising that the Staff has held that the provision of pornographic content "is a matter of business policy" and not "a matter which may be considered as relating to the Company's ordinary business operations". American Broadcasting Companies, Inc. (March 5, 1980).

Furthermore each of the three letters cited by the Company which did involve selling pornography (the other two involved selling tobacco) involved the sale of soft porn, which is readily available almost everywhere. In contrast, the Hot Network purveys hard core pornography, which is usually available only in limited special outlets, and which is subject to considerable government control and regulation, as in New York City which has strict zoning and which requires stores to limit the space devoted to hard core products.

Finally, the five letters cited at the conclusion of the first paragraph of the Company's (i)(7) argument have no persuasive value. The Proponents' shareholder proposal deals with a major societal problem, one which both the courts and the legislatures have tried, often with little success, to grapple with. The pandering of hard core pornography by AT&T thus raises an important policy issue for that registrant. In contrast, the issues raised in the two General Electric, the two Time and the Capital Cities letters were mundane in nature. One involved the image created by Porky Pig, another involved a specific movie and the remaining three were basically about providing good role models for various groups. In contrast, the instant proposal raises an important policy matter which is appropriate for both shareholders and the Board to address. Thus, it is not surprising that the Proponents' shareholder proposal was the subject of a short article in the December 18, 2000, edition of *Barrons*.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(6)

Of course, it is not impossible for the Company to comply with the deadline, merely difficult. Thus, Rule 14a-8(i)(6) is inapplicable.

Nevertheless, since the Proponents do not consider the exact date to be a material element of their proposal, they are more than willing to accommodate the Company by changing the date to a mutually agreeable one, such as October, 2001.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (thru February 24) 941-349-6164 (phone and fax) with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at (thru February 24):

Apt 402C
5770 Midnight Pass Road
Sarasota, FL 34242

After March 1, and throughout the month of March, the undersigned may be reached at 949-673-5223 (both phone and fax), or by mail or express delivery at:

134 Opal Street
Balboa Island, CA 92662

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: John W. Thomson
All proponents
Sister Valerie Heinonen

November 21, 2000

M M A
1110 North Main Street
Post Office Box 483
Goshen, IN 46527
Telephone: 219 533-9511
Toll-free: 1-800-348-7468
Fax: 219 533-5264
www.mma-online.org

Ms. Marilyn J. Wasser
Vice President – Law and Secretary
AT&T Corporation
32 Avenue of the Americas
New York, NY 10013-2412

Dear Ms. Wasser:

As a religious organization, MMA and the MMA Praxis Mutual Fund Family are concerned about the many connections between corporate social responsibility and the quality of life in this country and around the world. We are concerned about they type of world we help build, the values we encourage. As an institutional investor and AT&T shareholder we are concerned about AT&T's role in the corporate community and hold high expectations for the Company in both business development and social leadership. AT&T's recent agreement with the Hot Network was discouraging and concerning on both fronts. The situation is a serious one that deserves the focused attention of the Board of Directors, company executives, and shareholders as it speaks broadly to AT&T's future.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 113,550 shares of AT&T common stock we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. The proposal asks the Board of Directors to provide a report on a variety of factors related to AT&T's growing involvement in the pornography industry that has a serious and material bearing on the Company's financial success and corporate reputation. In filing this resolution, I am acting as the primary filer to identical resolutions being introduced by other concerned shareholders.

In accordance with Rule 14a-8 we have held shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership is enclosed.

Please send copies of all correspondence pertaining to this resolution to me at: Mark A. Regier; MMA Praxis Mutual Funds, 1110 North Main Street, Goshen, IN 46527, as primary filer for this resolution. The filing of this resolution is an outgrowth of concern expressed earlier this year by a coalition of nearly 30 religious and socially-concerned institutional investors who were distressed at AT&T's decisions to further expand its pornographic cable offerings. Attempts to dialogue with company officials regarding these concerns have, unfortunately, so far proven fruitless.

A commitment from AT&T to undertake this review and produce the report requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with me and other concerned institutional shareholders regarding this proposal. I will look forward to your response.

Sincerely,

Mark A. Regier

Mark A. Regier
SRI Research and Advocacy Coordinator

pc: C. Michael Armstrong, Chairman and CEO, AT&T
Dan Somers, President and CEO, AT&T Broadband
John Liechty, President, MMA Praxis Mutual Funds

Assessing Social Impact and Liabilities of AT&T's Involvement with Pornography

AT&T has recently expanded the availability and level of graphic, sexually-explicit content on its digital cable system through an agreement with the Hot Network. The Company's involvement in the mainstreaming of pornography is a source of serious concern for shareholders on both social and financial grounds.

Whereas:

- Management's response to concerned customers, shareholders, employees and communities offers no guidelines for content and, in essence, sets no limits on sexual, violent, or obscene material that may be carried on AT&T's digital cable system;

- AT&T's promise of parental control through "advances in technology" is questionable in both theory—given the tech-savvy nature of young people today—and practice—as in Iowa City where the Hot Network aired unscrambled on an open cable channel to thousands of households;

- The very nature of pornography demands a constant escalation of explicit content to maintain stimulation, as the addition of the Hot Network demonstrates, thus the current pornographic offerings can be presumed to be the first of even more graphic offerings to follow.

- Recent studies by respected medical organizations (the AMA, American Psychological Association and others) cite causal connections between graphic (sexual and violent) media content and aggressive behavior. Similarly, other studies show links between pornography and sexual harassment, domestic violence, family disintegration, and even serial rape and murder;

- AT&T's involvement with the Hot Network has drawn negative reaction by religious organizations and communities across the country, including the Evangelical Lutheran Women in Mission (500,000 members), religious institutional investors, and even AT&T employee groups;

- Manufacturers and distributors of products with perceived harmful impact on society (such as tobacco companies, handgun manufacturers, and alcohol advertisers and retailers) are increasingly being held liable by local communities and individuals, producing costly litigation and troublesome public relations;

- AT&T's expanding involvement in an industry generally deemed destructive and degrading may have adverse implications for the Company including decreased employee morale, marketing hurdles and public relations damage, customer/client disgust and lost business, management distraction, and weakened shareholder support;

Be it resolved, that the shareholders request that AT&T prepare a report reviewing Company policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities. The report shall:

1) outline the business case for the company's increasing distribution of pornography.
2) place AT&T's pornography operations in the context of existing social and environmental commitments and the Company's understanding of corporate social responsibility.
3) review policies governing content decision-making for AT&T's cable operations.
4) assess the potential financial liabilities posed by possible violations of local obscenity laws and lawsuits from individuals and communities.
5) describe potential legal issues related to the Company's connection to the pornography industry, including obscenity law violation, distributing pornography to minors, and possible collusion with organized crime in the sex industry.

This report shall be prepared at reasonable cost, and may omit confidential information and shall be made available to shareholders by May 2001.

Life at Broadband

TotalValue


SW
SSW

Employee Handbook

How We Work:
Employee Guidelines

Doing What's Right:
Business Integrity & Ethics Policies

January 2001

AT&T | BROADBAND

Federal, State and Local Laws

As a provider of broadband service, you and the company must meet all federal, state and local regulations. Some laws relating to our industry that affect cable rates, quality of service, programming content and protection of the privacy of subscriber information are described below:

FCC Merger Order

Effective with the merger of MediaOne and AT&T, there are a number of requirements regarding video programming that the company must abide by. Contact the Law Department for more information.

Federal Communications Act (FCA)

The FCA imposes limits on the way you can use information you gather in the course of providing telecommunications services. What you hear and see when handling or observing calls, as well as records of calls, data transmissions, negotiations between the company and its customers (including carriers) and records of sales order activity, is *strictly confidential*. The Act also limits your use of information related to our customers' telecommunications services for our own marketing purposes. You may use the information you receive from other carriers *only* to provide them service. The rules in this area are complex. Contact the Law Department if you need further information or to discuss individual concerns.

Economic Espionage Act of 1996 (EEA)

If you leave the company, the EEA makes it a federal crime to steal or unlawfully use company trade secrets, both within the U.S. and abroad. The company does not use trade secrets or confidential information about third parties or our competitors.

If you are a new employee, you may not use or disclose proprietary information or trade secrets from a prior employer in your new job with our company. Violations of this law can result in the criminal prosecution of individuals and corporations of up to 15 years of imprisonment, $10 million in fines, restitution to the victim and forfeiture of assets used to commit the offense.

Electronic Communications Privacy Act (ECPA)

The ECPA prohibits unauthorized access to or use of electronic communications and imposes restrictions on disclosure of the contents of communications, stored data, records concerning communications and customer information.

Typically, these disclosures require a court order and, in some cases, require notice to the customer. State privacy laws may also apply to electronic communications. AT&T Broadband Security will review each request on a case-by-case basis in order to determine if disclosure is appropriate.

Cable Privacy Act (CPA)

The Cable Privacy Act limits AT&T Broadband's use of personally identifiable information (PII). PII is information that specifically identifies cable television customers, including their names and addresses. The CPA allows AT&T Broadband to use PII *within the company* for legitimate business purposes, such as sales and marketing. PII cannot be disclosed to third parties without the customer's prior approval. Contact the Law Department or AT&T Broadband Security with any questions or if you should receive a request for PII.

Communications Assistance for Law Enforcement Act (CALEA)

As a provider of broadband services, the company complies with federal, state and local regulations to ensure that all wiretap interceptions through our switching premises are done lawfully and documented carefully.

All requests for assistance from law enforcement agencies must be directed to AT&T Broadband Security. You must not, without proper authorization:

- provide personnel, office space, trucks, tools, identification badges or equipment to law enforcement officials
- allow law enforcement officials into company offices or assist in surveillance.

The Digital Millennium Copyright Act (DMCA)

The company may receive notice regarding a suspected copyright violation. Any such notices should be immediately forwarded to AT&T Broadband Security. They will use the company's resolution process for dealing with copyright issues that meets a very specific set of requirements.

Contact
AT&T Broadband
Security at
1-800-871-6298.



THE REMAINDER OF THE AT&T NO ACTION LETTER CONSISTS OF COPIES OF THE NO ACTION LETTERS THAT ARE CITED THEREIN. THEY WERE NOT INCLUDED HEREIN BECAUSE THEY CONSIST OF OVER 200 PAGES THAT DO NOT APPLY TO THE NO ACTION LETTER REQUEST AT ISSUE.

Correspondence Exchanged with the Proponents

Benedictine Sisters

Charitable Trust
285 Oblate Drive
San Antonio, TX 78216
November 16, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The Benedictine Sisters Charitable Trust is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company, we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories, will be provided under separate cover.

Doris Gormley, the SRI Consultant to the National Jesuit Conference is our representative for this initiative. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003, Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB

cc: Doris Gormley
Dan Rosan, ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

BROADWAY
Brokerage Services, Inc.

November 18, 2005

Mr. Miles D. White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Re: Benedictine Sisters Charitable Trust

Dear Mr. White:

This letter shall serve as verification of ownership of 1000 shares of Abbott Laboratories common stock by the Benedictine Sisters Charitable Trust. Shares are currently held in street name with National Financial Services LLC (clearing broker for Broadway Brokerage Services, Inc.). Ownership of stated shares by the Benedictine Sisters Charitable Trust have existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters Charitable Trust as prescribed by their length of ownership of Abbott Laboratories common stock.

Sincerely,

Judith G. Kemple
General Principal

Cc: Benedictine Sisters Charitable Trust

RECEIVED
NOV 28 2005
M.D. WHITE

Subsidiary of Broadway National Bank
Account carried with National Financial Services LLC
1177 N.E. Loop 410 • San Antonio, Texas 78209 • (210) 283-6600 • (800) 531-7650 • Fax (210) 283-5668
www.broadwaybank.com • Member of NASD and SIPC

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 30, 2005

Sister Susan Mika, OSB
Benedictine Sisters
Charitable Trust
285 Oblate Drive
San Antonio, TX 78216

Dear Sister Mika:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 16, 2005 in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

FAX

TRANSMITTAL

To: Miles White or Deborah

Firm: Abbott Koenen

City:

Fax: 847-938-9492 ✓ yes
847-938-'2317

From: Sr. Susan Mika

Date: 12/1/05

Total Pages: 3
(including cover)

Additional Comments: Resolution filed for 2006

Benedictine Sisters
Corporate Responsibility
P.O. Box 28037
San Antonio, TX 78228

210-348-6704 phone
210-348-6745 fax

Physical location:
285 Oblate Drive
San Antonio, TX 78213

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Sister Susan Mika, OSB
Benedictine Sisters
Charitable Trust
285 Oblate Drive
San Antonio, TX 78216

Dear Sister Mika:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

November 15, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

We join The New York Province of the Society of Jesus as co-filers of the attached resolution, and ask that it be included in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We also ask that it be considered and acted upon by the shareholders at the annual meeting.

We are shareholders of common stock in Abbott Laboratories, and will continue to hold the stock until after the next annual meeting. Verification of ownership will be provided upon request.

We are religious investors who are greatly concerned about the HIV/AIDS pandemic and the effects of malaria, and we expect our company to commit to addressing it in the developing world.

We understand that Abbott has not been willing to discuss the issues. We ask that the company do so.

Sincerely,

Vicki L. Cummings
Treasurer and Chief Financial Officer

Enc.

Cc: Daniel Rosan, ICCR Program Director for Public Health
Doris Gormley, Society of Jesus, New York Province
Sr. Marie J. Gaillac, JOLT Corporate Responsibility Coordinator

RECEIVED
NOV 18 2005
M.D. WHITE

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.

[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.

[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

UNITED STATES POSTAGE PITNEY BOWES
02 1A $ 00.60⁰
0004322185 NOV 14 2005
MAILED FROM ZIP CODE 94010

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas
Regional Community of Burlingame
2300 Adeline Drive
Burlingame, CA 94010-5599

Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Attn: Mr. Miles White, CEO

FIRST CLASS MAIL

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Regional Community of Burlingame
Adminstration
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Cummings:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 15, 2005, and received by us on November 18, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Attachment

cc: John A. Berry

FACSIMILE TRANSMITTAL LEAD SHEET

DATE: 12/1/05

TO: Miles White

FAX #: 847-937-9555

COMPANY:

FROM: Vicki Cummings

SISTERS OF MERCY
2300 ADELINE DRIVE
BURLINGAME, CA 94010

NO. OF PAGES TO FOLLOW THIS SHEET: 3

TO TRANSMIT TO OUR LOCATION, DIAL (650) 347-2550.

IF YOU HAVE A PROBLEM RECEIVING OUR TRANSMITTAL, PLEASE CALL (650) 340-7410.

ADDITIONAL COMMENTS:

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

December 1, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

RE: Shareholder resolution requesting a Report Related to Global HIV/AIDS-TB-Malaria Pandemics

Dear Mr. White:

Attached is the revised resolution, as referenced in Ms. Koenen's letter of November 23, 2005. I am also attaching a letter from our custodian regarding proof of stock ownership.

Thank you for your consideration of this matter.

Sincerely,

Vicki Cummings

Vicki L. Cummings
Treasurer and Chief Financial Officer

Enc.

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

UBS

UBS Financial Services Inc.
2800 Sand Hill Road
Suite 100
Menlo Park, CA 94025-9784
Tel. 650-233-7000
Fax 650-233-7050
Toll Free 800-544-6611

PRIME Asset Consulting

www.ubs.com

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 - 6400
Via Facsimile: 847-938-1206

Dear Mr. White:

UBS Financial Services is the custodian for the Sisters of Mercy of the Americas, Burlingame CA community. Please accept this letter as confirmation that the Sisters own well over $2000 worth of Abbott Laboratories and they have been in possession of these shares continuously since September of 2002.

Please contact me if you require any further information.

Sincerely,

Helene M. Butler

Helene M. Butler, CFA

cc: Vicki Cummings, Sisters of Mercy of the Americas

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Regional Community of Burlingame
Adminstration
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Cummings:

This letter acknowledges timely receipt of your revised shareholder proposal and proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

cc: John A. Berry

Creighton
UNIVERSITY

Vice President for Administration and Finance

November 7, 2005

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park IL 60064-6400

Dear Mr. White

Creighton University is a shareholder of Abbott Laboratories. As a Jesuit institution, we seek to reflect our values, principals and mission in our investment decisions. WE have clear priorities on global health issues and current concerns about the expanding epidemic of HIV/AIDS in Africa.

We are aware of the initiatives made by your company in this regard and commend you for them. There is still much to do and the urgency of the situation increases every day. Your company and the pharmaceutical industry need to do much more so that the care and treatment will reach the majority of persons infected with HIV/AIDS in Africa.

Therefore, we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the annual meeting. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

Proof of ownership of annual stock in the company for at least one year will be provided upon request. We are co-filing this resolution and recognize the New York Province of Jesuits, Sister Doris Gormley, SRJ, consultant to the National Jesuit Conference, as your primary contact regarding this resolution.

As a Jesuit institution, dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. We trust that a dialogue on this topic will be of interest to you as well.

Very truly yours,

Leroy A. Galles
Associate Vice President for Finance

2500 California Plaza • Omaha, Nebraska 68178 • phone: 402.280.2131 • fax: 402.280.5780

DEC. 21. 2005 10:42AM CREIGHTON CONTROLLER(402)2802380 NO. 5800 P. 67/67

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 28, 2005

Leroy A. Galles
Associate Vice President for Finance
Creighton University
2500 California Plaza
Omaha, NE 68178

Dear Mr. Galles:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 17, 2005, and received by us on November 18, 2005. We are awaiting proof of your stock ownership.

Although your letter did not include a shareholder proposal, you have informed me that your proposal is the same proposal submitted by the New York Province of Jesuits and the contact is Doris Gormley. As this is the case, please be advised that the proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

CREIGHTON UNIVERSITY

FAX TRANSMITTAL

Associate Vice President Finance
Fax Number (402) 280-2380

Date: 11-29-05

Deliver To: Deborah Koenen

Company/Location: Abbott

Fax Number: 847-938-9492   Phone Number: 847-938-6166

****

From: Leroy A Galles

Phone Number: 402-280-2765

Total Pages (Including Cover Sheet): ~~5~~ 6

Comments: Our support for the Global HIV/AIDS - TB - Malaria Pandemics

DEC. 21. 2005 10:41AM CREIGHTON CONTROLLER(402)2802380 NO. 5800 P. 66/67

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

First National Bank

PO BOX 3327
OMAHA NE 68109

1077-16

CU/MFF FNB EQUITY
ACCOUNT: 1005181632

LIST OF ASSETS

AS OF 11/30/06

PAGE: 13

PAR VALUE OR SHARES	ASSET DESCRIPTION	FEDERAL TAX COST	MARKET VALUE	MARKET PRICE	ACCRUED INCOME
966,525.5000	CALIFORNIA MARITIME TAXABLE LEASE REV BDS SER-144A DTD 04/22/99 6.630% 11/01/2009	975,488.80	1,004,889.58	103.961	5,369
	TOTAL MUNICIPAL OBLIGATIONS	1,390,620.64	1,457,416.47		9,905
	COMMON EQUITY SECURITIES				
15,300.0000	ABBOTT LABORATORIES	566,543.98	641,988.00	41.960	0
3,840.0000	ACE LTD	150,909.45	155,212.80	40.420	0
3,900.0000	ACTUANT CORP CL A	150,321.25	183,378.00	47.020	0
13,050.0000	ACUITY BRANDS INC	144,041.09	384,061.50	29.430	0
3,400.0000	ADOLPH COORS CO CL B NONVTG	168,382.63	254,660.00	74.900	697
24,000.0000	ADVANCED DIGITAL INFORMATION CORP	228,483.46	220,320.00	9.180	0
7,700.0000	ADVANCED MEDICAL OPTICS INC	282,916.93	320,166.00	41.580	0
3,600.0000	ALBEMARLE CORP	81,027.89	143,424.00	39.840	[illegible]
17,300.0000	ALLSTATE CORP	605,972.[illegible]	[illegible]	[illegible]	[illegible]

First National Bank

PO BOX 3327
OMAHA NE 68103

1077-1

STATEMENT OF ACCOUNT
FOR THE PERIOD 11/01/04 THROUGH 11/30/04

CREIGHTON UNIVERSITY/HEALTH
FUTURE FOUNDATION - FIRST
NATIONAL BANK OF OMAHA EQUITY

ACCOUNT NUMBER: 1005161632

CREIGHTON UNIVERSITY
ATTN: MR. J. LEE GALLES
2500 CALIFORNIA PLAZA
OMAHA NE [illegible]

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Leroy A. Galles
Associate Vice President for Finance
Creighton University
2500 California Plaza
Omaha, NE 68178

Dear Mr. Galles:

This letter acknowledges timely receipt of your revised shareholder proposal. We are awaiting proof that you have held Abbott securities for at least one year. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

THE MARYLAND PROVINCE OF THE SOCIETY OF JESUS

Provincial's Residence

FAX Transmittal Sheet

TO: Mr. Miles White, CEO, Abbott Laboratories

FROM: Timothy J. Kelly

DATE: November 18, 2005

RE: Letters and Resolutions

No. of Pages (including this cover sheet) 5

Message:

Dear Sir,

The hard copies of the attached letters and the resolutions have been sent to you by express mail.

T.J.K.

5704 ROLAND AVENUE - BALTIMORE, MARYLAND 21210-1399
PHONE 410-532-1400 • FAX 410-532-1419

THE MARYLAND PROVINCE OF THE SOCIETY OF JESUS

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

The Maryland Province of the Society of Jesus is shareowner in Abbott Laboratories. We, along with other religious investors, have been challenging our company to develop and implement new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to be gravely concerned about the HIV/AIDS pandemic and would like Abbott to increase their efforts to address this humanitarian crisis. As a pharmaceutical company we believe that Abbott's core research competencies are vital to reducing this health crisis.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

I enclose a letter from our portfolio custodian as verification that we are beneficial owners of common stock in Abbott Laboratories. We are co-filing this resolution and recognize Doris Gormley, the SRI Consultant to the National Jesuit Conference, as your primary contact for this initiative.

As religious investors, we seek dialogue with companies to discuss the issues involved in the resolution. Abbott has not responded favorable to our repeated invitations to enter into dialogue. We ask that you reconsider in order to address a critically important issue for our company and our global community.

Sincerely,

Timothy J. Kelly
Provincial Assistant, Social and International Ministries
Maryland Province of the Society of Jesus

Cc: ICCR filers and staff

RECEIVED
NOV 18 2005
M.D. WHITE

5704 ROLAND AVENUE • BALTIMORE, MARYLAND 21210-1399
PHONE 410-532-1400 • FAX 410-532-1419

ALEX. BROWN INVESTMENT MANAGEMENT, LLC

November 9, 2005

To Whom It May Concern:

This letter will verify that:

- The Maryland Province of the Society of Jesus incorporated under the name of Corporation of the Roman Catholic Clergymen is the beneficial owner of Abbott Labs common stock equal to at least $2,000 and has held this stock for at least one year.

- The stock is registered in the nominee name of DB Securities, as custodian for the portfolio of the Maryland Province of the Society of Jesus.

Sincerely,

J. Dorsey Brown, III
Principal

ONE SOUTH STREET • BALTIMORE, MARYLAND 21202 • TELEPHONE 410-895-4800 or Toll Free 1-866-807-6960

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

THE MARYLAND PROVINCE OF THE SOCIETY OF JESUS

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

The Maryland Province of the Society of Jesus is shareowner in Abbott Laboratories. We, along with other religious investors, have been challenging our company to develop and implement new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to be gravely concerned about the HIV/AIDS pandemic and would like Abbott to increase their efforts to address this humanitarian crisis. As a pharmaceutical company we believe that Abbott's core research competencies are vital to reducing this health crisis.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

I enclose a letter from our portfolio custodian as verification that we are beneficial owners of common stock in Abbott Laboratories. We are co-filing this resolution and recognize Doris Gormley, the SRI Consultant to the National Jesuit Conference, as your primary contact for this initiative.

As religious investors, we seek dialogue with companies to discuss the issues involved in the resolution. Abbott has not responded favorable to our repeated invitations to enter into dialogue. We ask that you reconsider in order to address a critically important issue for our company and our global community.

Sincerely,

Timothy J. Kelly
Provincial Assistant, Social and International Ministries
Maryland Province of the Society of Jesus

RECEIVED
NOV 18 2005
M.D. WHITE

5704 ROLAND AVENUE • BALTIMORE, MARYLAND 21210-1399
PHONE 410-532-1400 • FAX 410-532-1419

ALEX. BROWN INVESTMENT MANAGEMENT, LLC

November 9, 2005

To Whom It May Concern:

This letter will verify that:

- The Maryland Province of the Society of Jesus incorporated under the name of Corporation of the Roman Catholic Clergymen is the beneficial owner of Abbott Labs common stock equal to at least $2,000 and has held this stock for at least one year.

- The stock is registered in the nominee name of DB Securities, as custodian for the portfolio of the Maryland Province of the Society of Jesus.

Sincerely,

J. Dorsey Brown, III
Principal

ONE SOUTH STREET • BALTIMORE, MARYLAND 21202 • TELEPHONE 410-895-4800 or Toll Free 1-866-807-6960

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

DEC. 21. 2005 10:53AM NO. 5803 P. 8/59

TRK# 8533 3886 9149 FORM 0215 A2

60064 -IL-US NC FEPA

FedEx Envelope

Weight Limit 8 Ounces

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RECIPIENT: PEEL HERE

1 From This portion can be removed for Recipient's records.
Date 11/17/05 FedEx Tracking Number 853338869149
Sender's Name Mr. Timothy Kelly Phone 410 532-1400
Company ARYLAND PROV... ...UITS
Address 9704 ROLAND AVE
City BALTIMORE State MD ZIP 21210-1334

2 Your Internal Billing Reference

3 To
Recipient's Name Mr. Miles White Phone
Company Abbott Laboratories
Recipient's Address 100 Abbott Park Road
We cannot deliver to P.O. boxes or P.O. ZIP codes.
Address
City Abbott Park State IL ZIP 60064

8533 3886 9149

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7 Payment Bill to:
[ ] Sender [ ] Recipient [ ] Third Party [ ] Credit Card [ ] Cash/Check
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Our liability is limited to $100 unless you declare a higher value. See the FedEx Service Guide for details.

8 Sign to Authorize Delivery Without a Signature

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See back for peel and stick application instructions.

Insert airbill here

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Timothy J. Kelly
Provincial Assistant, Social and International Ministries
Maryland Province of the Society of Jesus
5704 Roland Avenue
Baltimore, MD 21210-1399

Dear Mr. Kelly:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 14, 2005, and received by us on November 18, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy these deficiencies, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

THE MARYLAND PROVINCE OF THE SOCIETY OF JESUS

FAX

TO: Miles White and Deborah Koenen
Abbott Laboratories

FROM: Tim Kelly
Maryland Province, Society of Jesus

DATE: November 29, 2005

In response to your request please accept the following revised resolution from the Maryland Province of the Society of Jesus.

No. of Pages (including this page:) 3

5704 ROLAND AVENUE • BALTIMORE, MARYLAND 21210-1399
PHONE 410-532-1400 • FAX 410-532-1419

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted: Since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Timothy J. Kelly
Provincial Assistant, Social and International Ministries
Maryland Province of the Society of Jesus
5704 Roland Avenue
Baltimore, MD 21210-1399

Dear Mr. Kelly:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

November 14, 2005

Mr. Miles D. White
President
Abbott Laboratories
Abbott Park
North Chicago, IL 60064-3500

Dear Mr. White:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the continuing spread of the HIV/AIDS pandemic in developing countries, especially in Africa. Given our company's research capabilities in this area, it is of even greater concern that there has been an unwillingness on Abbott's part to engage in dialog with shareholders over this critical issue. We hope that you will reconsider and engage in this all-important dialog.

The Nuns of the Third Order of St. Dominic is the beneficial owner of 70 shares of Abbott common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the New York Province of the Society of Jesus. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the New York Province of the Society of Jesus in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. Doris Gormley, sfcc, representing the New York Province of the Society of Jesus, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Judith Lindell

Judith Lindell, OP
Dominican Sisters of Great Bend, KS

Cc: Doris Gormley, sfcc, Society New York Province of the Society of Jesus
Dan Rosan, Program Director, ICCR
Julie Wokaty, ICCR

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

RECEIVED

NOV 18 2005

DEC. 21. 2005 11:04AM NO. 5803 P. 39/59

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

Account number: 679-10791-1-1
Statement type: Preferred
October 1 - October 28, 2005

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones

NUNS OF THE THIRD ORDER
OF ST DOMINIC
ATTN SR JUDITH
3600 BROADWAY
GREAT BEND KS 67530-3636

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND KS 67530
620-793-5481
800-432-8249

Value Summary (Held at Edwa

Value on Oct 28	
Value on Oct 1	
Value one year ago	

Summary of Your Income

Income distributions from securi	
Money market dividends	
Interest	
Dividends	
Qualified (Q) - Reduced Tax El	
Total	

Note: Please refer to the last pag

Account number: 679-10791-1-1
Statement type: Preferred
October 1 - October 28, 2005

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones

Stocks	Our asset category/ Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
ABBOTT LABORATORIES Symbol: ABT	Growth & Income Buy	42.750	70.	$2,992.50	$2,959.28	—

EDWARD JONES
12555 MANCHESTER ROAD
ST LOUIS, MO. 63131-3729
TEL 314-515-2000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT 679-10791-1-1

ON TRADE DATE 04/21/2004 FOR SETTLEMENT DATE 04/26/2004

YOU BOUGHT	60 SHARES	PRICE	$	43.5600
DESCRIPTION:		PRINCIPAL AMOUNT	$	2,613.60
ABBOTT LABORATORIES COM UNSOLICITED SPECIAL COMMISSION RATE TO CORRECT COMMISSION		COMMISSION		50.00
		TRANSACTION FEE		4.95
		AMOUNT DUE (IF NOT PAID)	$	2,668.55

ORDER NUMBER	679352859	CONFIRM PROCESSED ON	04/21/2004 @ 11:33:29
SECURITY NUMBER	A022610 (ABT)	CUSIP NUMBER	002824100000
INVESTMENT REP NO.	679610	FOR INTERNAL USE	B-03 02560 6I

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.

IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER.

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE. IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:
- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS -- CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

EDWARD JONES
12555 MANCHESTER ROAD
ST LOUIS, MO. 63131-3729
TEL. 314-515-2000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT 679-10791-1-1

ON TRADE DATE 10/21/2002 FOR SETTLEMENT DATE 10/24/2002

YOU BOUGHT 10 SHARES

DESCRIPTION:
ABBOTT LABORATORIES
COM
UNSOLICITED

PRICE	$	43.3100
PRINCIPAL AMOUNT	$	433.10
COMMISSION		50.00
TRANSACTION FEE		3.95
AMOUNT DUE (IF NOT PAID)	$	487.05

ORDER NUMBER	679318231	CONFIRM PROCESSED ON	10/21/2002 @ 11:54:56
SECURITY NUMBER	A022610 (ABT)	CUSIP NUMBER	002824100000
INVESTMENT REP NO.	679688	FOR INTERNAL USE	B-03 87757 6I

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.

IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER.

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER

(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.

(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.

(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.

(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.

(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:

- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS — CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Judith Lindell, OP
Dominican Sisters of Great Bend, KS
Nuns of the Third-Order of St. Dominic
Dominican Sisters
3600 Broadway
Great Bend, KS 67530-3692

Dear Sister Lindell:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 14, 2005, and received by us on November 18, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy these deficiencies, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SPCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

PLEASE DELIVER IMMEDIATELY

FACSIMILE COMMUNICATION

TO: Miles White
Abbott Laboratories
FAX #: 847-937-9555

RE: Revised Abbott Resolution on HIV/AIDS

FROM: Nuns of the Third Order of St. Dominic
Sister Judith Lindell
3600 Broadway
Great Bend, KS 67530-3692
620-792-1746 (FAX)

DATE: 11-28-05

MESSAGE:

Mr. Miles White,

Following is the amended resolution on HIV/AIDS without footnotes.

The original resolution and other information was mailed on November 14, 2005.

Thank you for your consideration.

Sister Judith Lindell

Number of pages: 3
(Including Cover Page)

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Judith Lindell, OP
Dominican Sisters of Great Bend, KS
Nuns of the Third Order of St. Dominic
Dominican Sisters
3600 Broadway
Great Bend, KS 67530-3692

Dear Sister Lindell:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

New Orleans Province
of the Society of Jesus

174 Church Street • P.O. Box 218
Grand Coteau, LA 70541

November 17, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The New Orleans Province of the Society of Jesus (The Jesuits) is a shareowner in Abbott Laboratories. For over four years we have joined with other religious investors to challenge our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research mission is vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Proof of ownership of common stock in Abbott Laboratories will be provided upon request. We are co-filing this resolution, and recognize Sister Doris Gormley, the SRI Consultant to the National Jesuit Conference, as our representative for this initiative. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003 Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely

Mary Baudouin

Mary Baudouin
Assistant for Social Ministries
Society of Jesus (Jesuits), New Orleans Province

RECEIVED
NOV 18 2005
M.D. WHITE

cc: ICCR filers and staff

Phone: (337) 662-1098

Fax (337) 662-2446

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

From: Origin ID: (337)662-1096
Mary Baudoin
JESUIT PROVINCIAL OFFICE
313 E. Martin Luther King Dr.

Grand Coteau, LA 70541

FedEx Express

E

Ship Date: 17NOV05
ActWgt: 1 LB
System#: 1112423/INET2300
Account#: S *********

REF:

Delivery Address Bar Code

SHIP TO: (847)937-6100 BILL SENDER
Miles White
Abbott Laboratories
100 Abbott Park Road

Abbott Park, IL 600646400

STANDARD OVERNIGHT

FRI
Deliver By:
18NOV05

TRK# 7924 4084 1496 FORM 0201

ORD A2

60064 -IL-US

XH FEPA

Shipping Label: Your shipment is complete

Insert Airbill here

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Mary Baudouin
Assistant for Social Ministries
Society of Jesus (Jesuits)
New Orleans Province
174 Church Street
P.O. Box 218
Grand Coteau, LA 70541

Dear Ms. Baudouin:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 17, 2005, and received by us on November 18, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

New Orleans Province
of the Society of Jesus

174 Church Street • P.O. Box 218
Grand Coteau, LA 70541

FAX

To: Mr. Miles White, CEO
Abbott Laboratories
Fax #: 847-937-9555

From: Mary Baudouin
Assistant for Social Ministries
Society of Jesus (The Jesuits), New Orleans Province

RE: **Amended Shareholder Resolution on HIV/AIDS**

Date: Monday, November 28, 2005

 # Pages: 3, including cover

I am faxing a copy of our amended shareholder resolution entitled "Report Related to Global HIV/AIDS-TB-Malaria Pandemics." This revision does not contain footnotes, making the word count 494. This resolution has been filed by the Society of Jesus (The Jesuits) of the New Orleans Province.

My contact information included in our initial letter remains the same.

Phone: (337) 662-1098
Fax (337) 662-2446

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Mary Baudouin
Assistant for Social Ministries
Society of Jesus (Jesuits)
New Orleans Province
174 Church Street
P.O. Box 218
Grand Coteau, LA 70541

Dear Ms. Baudouin:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

MISSION RESPONSIBILITY THROUGH INVESTMENT
NATIONAL MINISTRIES DIVISION

PRESBYTERIAN CHURCH (USA)

VIA OVERNIGHT DELIVERY

November 17, 2005

Mr. Miles D. White, Chairman and CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-3500

Dear Mr. White:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.5 million members. Our General Assembly has a social investment policy that seeks consistency between our ethical values and our investments, and commits us to promote our mission values with our investments.

Our Committee on Mission Responsibility Through Investment (MRTI), established to implement the General Assembly's policy, has been very supportive of efforts to address the HIV/AIDS pandemic, and believes strongly that no effort should be spared to fight this health problem.

Our Board of Pensions is the beneficial owner of 71 shares of Abbott Laboratories common stock. Verification from our master custodian of our ownership for at least one year will be forwarded shortly. We are co-filing the enclosed resolution on HIV reporting which you have received from Ms. Doris Gormley of the Society of Jesus for inclusion in the 2006 proxy statement according to SEC Rule 14a-8. We will maintain the required ownership position through the annual meeting, and will have our shares represented at the annual meeting.

We appreciate that there have been discussions with Abbott management regarding the issues raised in the resolution. We hope that these discussions will bear fruit.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

RECEIVED
NOV 18 2005
M.D. WHITE

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

Enclosure: Shareholder Proposal on HIV Reporting

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Robert Reynolds, Executive Presbyter
Presbytery of Chicago
Ms. Doris Gormley, Society of Jesus, Maryland Conference

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

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(VI)

MISSION RESPONSIBILITY THROUGH INVESTMENT
NATIONAL MINISTRIES DIVISION

PRESBYTERIAN CHURCH (USA)

November 18, 2005

Mr. Miles D. White, Chairman and CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-3500

Dear Mr. White:

Regarding my letter to you dated November 17, 2005, enclosed is a written statement from Mellon Trust that verifies ownership of shares of Abbott Laboratories common stock by our Board of Pensions as of October 31, 2005. We will have our shares represented at the 2006 annual meeting and will maintain the required ownership position through that meeting.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment

Enc.

RECEIVED
NOV 28 2005
M.D. WHITE

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

Mellon Bank

One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258-0001

November 17, 2005

Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment
100 Witherspoon Street
Louisville, KY 40202-1396
(502)569-5809 fax (502)569-8116

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH

Dear Mr. Somplatsky-Jarman:

This letter is to confirm that as of October 31, 2005, the following security was held with one year continuous ownership and maintained a minimum market value of $2000.00.

Security Name	Cusip	Ticker
Abbott Labs	002824100	ABT

Sincerely,

Terri L. Volz
Officer
Global Security Services
Phone: 412-234-5338
Fax: 412-236-9216
Email: volz.tl@mellon.com

Cc: Mary Elizabeth Pfeil-The Board of Pensions of the Presbyterian Church (U.S.A)

The Board of Pensions of the Presbyterian Church (U.S.A.)

November 17, 2005

Ms. Terri L. Volz
Officer, Global Securities Services
Mellon Trust
One Mellon Center
Pittsburgh, Pennsylvania 15258-0001

Dear Terri,

Mission Responsibility Through Investment, an entity of the Presbyterian Church (U.S.A.), is considering filing shareholder resolutions with the company listed below. Such a resolution must include certification that the filer has owned securities of the target company with a market value of at least $2,000 for at least one year prior to the filing.

Please provide certification that the Board of Pensions of the Presbyterian Church (U.S.A.) has owned the shares below for at least one year and that they have had a minimum market value during that time of at least $2,000.

Company	Cusip	Ticker	Shares
Abbott Labs	002824100	ABT	71

Please fax the certification to the Reverend William Somplatsky-Jarman using the contact information below and copy me either by fax or email.

Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment
100 Witherspoon Street
Louisville, KY 40202-1396
(502) 569-5809 fax (502) 569-8116

Sincerely yours,

Mary Elizabeth C. Pfeil, CFA
Director, Investments
mpfeil@pensions.org

cc: Rev. William Somplatsky-Jarman, Judith D. Freyer

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
MRTI – National Ministries Division
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Reverend Somplatsky-Jarman:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 17, 2005, and received by us on November 18, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy these deficiencies, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

PRESBYTERIAN CHURCH (USA)

Facsimile Transmission

Attention: Miles White **Fax #:** 847/938-2317

Location: Abbott Laboratories **Telephone #:**

Subject: Amended Resolution

Sender: Wm. Somplatsky-Jarman

Sender Telephone #: 502/569-5809

Sender Fax #: (502) 569-8116

100 WITHERSPOON STREET, LOUISVILLE, KY 40202-1396 ROOM #

You should receive 3 pages, *including this cover sheet*.. If you do not receive all the pages, please call the number above.

COMMENTS:

Attached is a revised resolution without the footnotes which will replace the resolution enclosed in my letter to you dated Nov. 17, 2005.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
MRTI – National Ministries Division
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Reverend Somplatsky-Jarman:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

New England Province of Jesuits

JESUITS

16 November 2005

Mr. Miles White, CEO
Abbot Laboratories
100 Abbott Park Road
Abbot Park, IL 60064-6400

Dear Mr. White:

The Society of Jesus of New England are shareholders of Abbott Laboratories, holding 93 shares of our company since October 28, 2003. As religious investors, we seek to reflect our values, principles, and mission in our investment decisions. For more than four years religious investors like ourselves have been challenging our company to commit new policies to address the HIV/AIDS situation in the developing world, particularly in Africa.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Abbott Laboratories, I enclose a letter from our portfolio custodian attesting to this fact. We are co-filing this resolution and recognize the Rev.. Mark C. Hallinan, S.J. and Rev. Gerald J. Chojnacki,S.J. representing the Society of Jesus, New York Province, as your primary contacts.

We trust that eventual deeper dialogues on this issue will be of interest to you and all management at Abbott Laboratories.

Sincerely,

V. Rev. Thomas J. Regan, S.J., Provincial
Society of Jesus of New England

Enc.
c: ICCR filers and staff

RECEIVED
NOV 17 2005
M.D. WHITE

PROVINCIAL OFFICE 85 School Street | Watertown, MA 02472-4251 | 617-607-2800 p | 617-607-2888 f | sjnen@sjnen.org
Mailing address: P.O. Box 9199 | Watertown, MA 02471-9199

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Brian A. Rossano, CFM
Vice President
Senior Financial Advisor

Private Client Group
125 High Street
High Street Tower, 19th Floor
Boston, Massachusetts 02110
617-946-4315
800-695-2250
617-946-4369 FAX

Merrill Lynch

November 7, 2005

Society of Jesus of New England
Attn: Fr. Michael Linden, S.J.
P.O. Box 9199
Watertown, MA 02471-9199

RE: ML Account 818-04388 Society of Jesus of New England

To Whom It May Concern:

Please use this letter as confirmation that the above mentioned account contains:

93 shares of Abbott Labs

Please contact us with any questions or concerns. Thank you.

Sincerely,

Brian A. Rossano, CFM
Vice President
Senior Financial Advisor

BAR/cjh

We are providing the above information as requested. The information provided is obtained from sources we believe to be reliable. Merrill Lynch considers your confirmations and monthly statements to be the official record of your transactions.

emp# 377898 16NOV05 PRIORITY OVERNIGHT THU

TRK# 8421 8151 5295 FORM 0200

Deliver By: 17NOV05 A2

ORD

60064 -IL-US NC FEPA

FedEx Envelope

FedEx USA Airbill Express 842181515295 0200 FedEx Retrieval

1 From
Date 11/16/05 Sender's FedEx Account Number 2010-0060-2
Sender's Name M Thomas J. Regan, SJ Phone 617 607-2800
Company Society of Jesus of New England
Address 85 School Street
City Watertown State MA ZIP 02472-4251

2 Your Internal Billing Reference

3 To
Recipient's Name Miles White, CEO Phone
Company Abbott Laboratories
Address 100 Abbott Park Road
Address
City Abbott Park State IL ZIP 60064-6400

8421 8151 5295

4a Express Package Service
1 [X] FedEx Priority Overnight 5 [ ] FedEx Standard Overnight 6 [ ] FedEx First Overnight
3 [ ] FedEx 2Day 20 [ ] FedEx Express Saver

4b Express Freight Service
[ ] FedEx 1Day Freight 0 [ ] FedEx 2Day Freight 03 [ ] FedEx 3Day Freight

5 Packaging
6 [X] FedEx Envelope 2 [ ] FedEx Pak 1 [ ] Other

6 Special Handling
3 [ ] SATURDAY Delivery 1 [ ] HOLD Weekday at FedEx Location 31 [ ] HOLD Saturday at FedEx Location
Does this shipment contain dangerous goods?
[X] No 4 [ ] Yes As per attached Shipper's Declaration [ ] Yes Shipper's Declaration not required 6 [ ] Dry Ice
[ ] Cargo Aircraft Only

7 Payment Bill to:
1 [X] Sender 2 [ ] Recipient 3 [ ] Third Party 4 [ ] Credit Card 5 [ ] Cash/Check

Total Packages 1 Total Weight .83 Total Charges

8 Release Signature Susan Pfeiffer

446

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

(V. Rev.) Thomas J. Regan, S.J. Provincial
The Society of Jesus of New England
~~Provincial Office~~
85 School Street
Watertown, MA 02472-4251

Dear Mr. Regan:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 16, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

JESUITS

FAX COVER SHEET

New England Province of Jesuits
85 School Street
Watertown, MA 02472-4251
Phone: 617-607-2800
Fax: 617-607-2888
email: sjnen@sjnen.org
Legal Title: Society of Jesus of New England

Mailing Address
P. O. Box 9199
Watertown, MA 02471-9199

To: Deborah K. Koenen, Abbott Laboratories

From: Rev. Thomas J. Regan, S.J., for Society of Jesus of New England

Re: Updated Shareholder Proposal, as per your FEDEX of 23 November 2005

Your Fax #: 847-938-9492

Date: 30 November 2005

No. of pages (including cover sheet) 3

Many thanks for the alert regarding Shareholder Resolution.

Pages Two and Three contain the appropriate Revision.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted: since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs, however, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

(V. Rev.) Thomas J. Regan, S.J. Provincial
The Society of Jesus of New England
Provincial Office
85 School Street
Watertown, MA 02472-4251

Dear Mr. Regan:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

cc: John A. Berry

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

DEC. 21. 2005 10:35AM NO. 5800 P. 46/67

EXPRESS MAIL
UNITED STATES POSTAL SERVICE

METER 2809142

ER290628959US

ER290628959US

Addressee Copy
Label 11-B September 2002

EXPRESS MAIL
UNITED STATES POSTAL SERVICE

Post Office To Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery: ☐ Next ☐ Second	Flat Rate Envelope ☐
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[redacted]

NO DELIVERY ☐ Weekend ☐ Holiday

FROM: (PLEASE PRINT) PHONE (773) 975-6363

Michael D. Olmas, S.J.
2050 North Clark Street
Chicago, IL 60614-4705

TO: (PLEASE PRINT) PHONE ( )

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

ZIP + 4: 6 0 0 6 4 + 6 4 0 0

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com

PRESS HARD.

02/03

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Michael D. Class, S.J.
Socius, Society of Jesus, Chicago Province
The Chicago Province of the Society of Jesus
2050 N. Clark Street
Chicago, IL 60614-4788

Dear Reverend Class:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 16, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

The Jesuits

Chicago Province of the Society of Jesus
www.jesuits-chi.org

2050 North Clark Street • Chicago, Illinois 60614-4788 • (773) 975-6363 • (773) 975-0230 FAX • chgprov@jesuits-chi.org

Fax

To:	Miles White, Abbott Laboratories	From:	Michael D. Class, S.J.
Fax:	847-937-9555	Pages:	4
Phone:		Date:	11/30/2005
Re:	Revised Resolution on HIV/AIDS	CC:	Doris Gormley sfcc, SRI Consultant, Jesuit Conference USA

☐ Urgent ☒ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

The following documents consist of your company's letter to us indicating that a revision is necessary and the newly revised document. We have purposefully omitted the footnotes from this document.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

PAGE 4 of 5

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Fax to: Miles White
at: 847-937-1511
AND
Deborah Koenen
at: 847-938-9492

Michael D. Class, S.J.
Socius, Society of Jesus, Chicago Province
The Chicago Province of the Society of Jesus
2050 N. Clark Street
Chicago, IL 60614-4788

Dear Reverend Class:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 16, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

FYI:
REVISED
RESOLUTION
ON
PREVIOUS 2 PAGES.
Thank You!

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Michael D. Class, S.J.
Socius, Society of Jesus, Chicago Province
The Chicago Province of the Society of Jesus
2050 N. Clark Street
Chicago, IL 60614-4788

Dear Reverend Class:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

orig→CVB
[redacted]
JAB

Catherine Rowan
Corporate Responsibility Consultant

November 8, 2005

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

Trinity Health, with an investment position of 37,685 shares of common stock in Abbott Laboratories, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Abbott is enclosed. Trinity Health has continuously held stock in Abbott for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are addressing a number of corporations on the need for greater disclosure of the impacts that pandemic diseases such as HIV/AIDS are having on the companies in which Trinity Health invests.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Doris Gormley (301-249-0541) representing the Society of Jesus, New York Province. We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant

RECEIVED
NOV 14 2005
LAURA J. SCHUMACHER

enc.

RECEIVED
NOV 14 2005

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

NO. 5807 P. 11/34
DEC. 21. 2005 11:21AM

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

November 7, 2005

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 37,685 shares of Abbott Common Stock as of 10/31/2005.

Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in Abbott continuously over the past twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo
Vice President
The Northern Trust Company

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future." [1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Avenue, Apt. 635
Bronx, NY 10462

Re: Trinity Health

Dear Ms. Rowan:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 8, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Catherine Rowan
Corporate Responsibility Consultant

FAX

TO: Miles White, Chief Executive Officer, Abbott Laboratories

FROM: Catherine Rowan, Corporate Responsibility Consultant, representing Trinity Health CR

DATE: November 23, 2005

SUBJECT: **Amended Shareholder Proposal**

In response to a letter from Abbott Laboratories that a shareholder proposal I submitted on behalf of Trinity Health, "Report Related to Global HIV/AIDS-TB-Malaria Pandemics", had an excessive word count, I am resubmitting the corrected version of the proposal, which meets the 500-word requirement.

Number of pages, including cover sheet: 2

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Avenue, Apt. 635
Bronx, NY 10462

Re: Trinity Health

Dear Ms. Rowan:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

November 12, 2005

Dear Mr. White,

The Sisters of Charity of Saint Elizabeth, as members of the Interfaith Center on Corporate Responsibility, are committed to increasing access to medicines and protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. We are particularly concerned that the prohibitive cost of these drugs has prevented tens of millions of Americans from accessing them. We are also deeply disturbed by the crisis to access of medicines around the world.

Thus, we are requesting in the attach resolution a review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on Abbott's business strategy, and its initiatives to date. We believe a failure to adequately respond to the HIV/AIDS-Tuberculosis-Malaria pandemics is damaging to Abbott. We recognize that Abbott's initiatives include significant charitable projects, but that is neither a sufficient nor strategic response to this crisis.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting. A representative of the shareholder group will attend the annual meeting to move the resolution.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Jesuit Community of New York for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid roles and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility

cc: ICCR filers and staff

GENERAL COUNCILOR
RMOYNIHANSC@AOL.COM

973.290.5403
973.290.5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

RECEIVED
NOV 15 2005
M.D. WHITE

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

JAB

Ashfield&Co.,Inc.
INVESTMENT MANAGEMENT SERVICES

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234

WWW.ASHFIELD.COM

November 3, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. White,

This letter along with the attached asset detail shall serve as proof of beneficial ownership of 500 shares of Abbott Laboratories for The Sisters of Charity of Saint Elizabeth. These shares will be retained through the Annual Meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
415.391.4747

Cc Sister Barbara Aires

RECEIVED
NOV - 9 2005
M.D. WHITE

DEC. 21. 2005 11:14AM NO. 5805 P. 13/18

1/03/05

A S H F I E L D & C O . , I N C .

TRANSACTION AUDIT

FROM: / / THRU: 11/03/05

REF # ACCTNO T TRANS DESCRIPTION / SHORT NAME CAT IA PM PA CNTY	SHARES SYMBOL / E	TRADE DT CXL C P STLMT DT	UNIT-PRICE / BROKER	NET	COMMISSION / INTEREST	BROKER#	COST
OAIM S070 INITIAL STOCK IN	400.000 ABT	06/22/05 C	49.720000	19,888.00			13,763.82
SISTERS - CHARITY FE KH YA US	ABBOTT LABORATORIES						
	OFFSET:$0815384T COMM ALLOC:						
A1K06 S070 BUY	3,100.000 ABT	08/26/05 C 08/31/05	44.840000	139,097.00	93.00	JCTDSD	
SISTERS - CHARITY FE KH YA US	0 ABBOTT LABORATORIES		JEFFERIES & CO., INC.			JCTDSD	
	OFFSET:$0815384T COMM ALLOC:						
TOTAL	3500.000			158,985.00	93.00		13,763.82

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Dear Sister Moynihan:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 12, 2005, and received by us on November 15, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

THE SISTERS OF CHARITY OF SAINT ELIZABETH

VIA FAX

November 28, 2005

Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

FAX: 847-937-4555

The Sisters of Charity of Saint Elizabeth, Convent Station, New Jersey submit this amended resolution as required on the "Report Related to Global HIV/AIDS-TB-Malaria Pandemics."

Sincerely yours,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC

Cc: Deborah K. Koenen, Senior Council
FAX: 847-938-9492

GENERAL COUNCILOR
RMOYNIHAN@SCNJ.ORG

973.290.5403
973.290.5338
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Dear Sister Moynihan:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

The Jesuits

Chicago Province of the Society of Jesus
www.jesuits-chl.org

2050 North Clark Street • Chicago, Illinois 60614-4788 • (773) 975-6363 • (773) 975-0230 FAX • chgprov@jesuits-chl.org

November 16, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The Chicago Province of the Society of Jesus is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories, will be provided upon request. We are co-filing this resolution and recognize that Sr. Doris Gormley, SRI Consultant to the National Jesuit Conference, is representing New York Province Jesuits as your primary contact regarding this resolution. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003 Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely,

Michael D Class, S.J.

Michael D. Class, S.J.
Socius, Society of Jesus, Chicago Province

cc: ICCR filers and staff

RECEIVED
NOV 17 2005
M D WHITE

DEC. 21. 2005 10:34AM NO. 5800 P. 43/67

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett. Council on Foreign Relations, July 2005.

Detroit Province of the Society of Jesus
7303 West Seven Mile Road • Detroit, Michigan 48221-2121
(313) 861-7500 • Fax: (313) 861-4230 • www.jesuitdet.org

November 15, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The Detroit Province of the Society of Jesus is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories, will be provided upon request. We are co-filing this resolution and recognize Sr. Doris Gormley, SRI Consultant to the National Jesuit Conference representing the New York Province Jesuits, as your primary contact regarding this resolution. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003 Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely,

Carrie A. Monnette

Ms. Carrie A. Monnette
Provincial Assistant for Social and International Ministries
Detroit Province Jesuits

cc: ICCR filers and staff

RECEIVED
NOV 17 2005
M.D. WHITE

Celebrating 50 Years
1955-2005

NO. 5811 P. 43
DEC. 22. 2005 12:15PM

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

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ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Ms. Carrie A. Monnette
Provincial Assistant for Social and International Ministries
Detroit Province Jesuits
7303 W. Seven Mile Road
Detroit, MI 48221-2121

Dear Ms. Monnette:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 15, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

DETROIT PROVINCE OF THE SOCIETY OF JESUS
7303 West Seven Mile Road
Detroit MI 48221
313-861-7500 FAX 313-861-4230

FAX COVER SHEET

To: Miles White, CEO, Abbott Laboratories (847)937-9555

Fr: Carrie Manette

Date: November 28, 2005

No. of Pages w/ cover sheets: 3

Message:

Dear Mr. White,

On behalf of the Detroit Province of the Society of Jesus (Abbott shareholders), I am resending you the following revised resolution per your request.

We recognize Sr. Doris Gormley as our representative. Your staff has her contact information.

Sincerely,
Carrie Manette
Provincial Assistant for Social and International Ministries

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Ms. Carrie A. Monnette
Provincial Assistant for Social and International Ministries
Detroit Province Jesuits
7303 W. Seven Mile Road
Detroit, MI 48221-2121

Dear Ms. Monnette:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

DETROIT PROVINCE OF THE SOCIETY OF JESUS
7303 West Seven Mile Road
Detroit MI 48221
313-861-7500 FAX 313-861-4230

FAX COVER SHEET

To: Deborah Koerner, Abbott Labora[illegible]

Fr: Carrie Mourette

Date: Dec. 5, 2005

No. of Pages w/ cover sheets: 3

Message:

per your request, please f[illegible] information enclosed.

DEC. 22. 2005 12:10PM NO. 5811 P. 35

Detroit Province of the Socie[illegible]
7303 West Seven Mile Road • Detroit, Michigan 4822[illegible]
(313) 861-7500 • Fax: (313) 861-4230 • www.jesuitdet.or[illegible]

DATE: 12/5/2005

TO: Deborah K. Koenen, Abbott Laboratories

Cc: Sr. Doris Gormley

From: Carrie A. Monnette

RE: Abbott Laboratories Proof of Ownership

Dear Ms. Koenen,

Per your request of November 23, 2005, I am sending [illegible] Laboratories. Please find attached a letter from U.S. Bank certifying [illegible] the Detroit Province of the Society of Jesus

Sincerely,

Carrie Monnette

Carrie Monnette

Assistant for Social and International Ministries

Detroit Province of the Society of Jesus

11/8/2005

50 Years 1955-2005

usbank. *Five Star Service Guaranteed*

Private Client Group

Gregory T. Holtz
Senior Vice President & Regional Manager

November 30, 2005

To Whom It May Concern:

This letter is to verify that the Detro[illegible] Society of Jesus owns shares of Abbott [illegible] whose market value is in excess of $2,[illegible] have been held for more than one year [illegible] $2,000 minimum required will be held throug[illegible] Company's next annual meeting.

This security is currently held by U.S[illegible] serves as custodian/agent for the Detro[illegible] Society of Jesus. The shares are registe[illegible] name at the Depository Trust Company.

Very sincerely yours,

Gregory T. Holtz, CTFA
Senior Vice President and Regional Manager

The U.S. Bank Centre – 1350 Euclid Avenue – Suite 1100 – [illegible]
(216) 623-9274 – (216) 623-9253 fax – greg.holtz@[illegible]

Adorers of the Blood of Christ

Wichita Center • 1165 SW Blvd. • Wichita, KS 67213-1394
Phone: (316) 942-2201 • Fax: 1-877-942-0859

TO: Miles White

FAX #: 847-937-9555

FROM: S. Vicki Bergkamp

DATE: 11-17-05

COVER + 4 **PAGES**

SUBJECT: resolution

COMMENTS:

Adorers
of the Blood of Christ

Adoratrices de la Sangre de Cristo
그리스도의 성혈흠숭수녀회

ASC Investment Group
1400 South Sheridan
Wichita, Kansas 67213
316-943-1203 FAX 316-943-1427
www.adorers.org

November 17, 2005

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White

I'm writing to you on behalf of the ASC Investment Group, a Congregation of Religious women in the Catholic Church and their many sponsored ministries including hospitals, a university, care-homes for the elderly, international missions, and foundations for charitable giving. ASC Investment Group is concerned that the companies they invest with are mindful of the long-term economy as well as short-term return on the investment.

Through personal contact with our own members as well as the world media we are aware of the epic human and cultural crisis related to HIV/AIDS-TB-Malaria infections in Sub-Saharan Africa. As a people of faith and as corporate participants we cannot afford to turn away from the challenge this crisis presents. We are anxious to better understand how concerns related to this pandemic are affecting the business strategy for Abbott Laboratories and how Abbott's competencies are addressing the issues of the pandemic.

ASC Investment Group is the beneficial owner of 50 shares of Abbott Laboratories stock. With this letter we notify the company of our sponsorship of the enclosed resolution. It is presented for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We sincerely hope that the Board of Directors will agree to support and implement this shareholder resolution. Verification of our ownership of the share is enclosed. We have held the stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Doris Gormley of the Jesuit Conference will serve as primary contact for the cosponsors.

Sincerely,

S. Vicki Bergkamp ASC

Sister Vicki Bergkamp, ASC
ASC Investment Group

Enclosures: Copy of resolution
Verification of Ownership

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

STATE STREET.
For Everything You Invest In

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 14, 2005

Re: ASC Investment Group, by Adorer's of the Blood of Christ, United States Province ownership of Abbott Labs

To Whom It May Concern:

This letter will certify that State Street Bank and Trust Company, as Custodian, holds for the beneficial interest of ASC Investment Group, by Adorer's of the Blood of Christ, United States Province 50 shares of Abbott Labs stock as of November 14, 2005. The shares have been since March 16, 2004 .

As of the date of this letter, ASC Investment Group intends to maintain its holding through the annual meeting date.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7334.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Vicki Bergkamp

Adorers of the Blood of Christ

Adoratrices de la Sangre de Cristo
그리스도의 성혈흠숭수녀회

ASC Investment Group
1400 South Sheridan
Wichita, Kansas 67213
316-943-1203 FAX 316-943-1427
www.adorers.org

November 17, 2005

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White

I'm writing to you on behalf of the ASC Investment Group, a Congregation of Religious women in the Catholic Church and their many sponsored ministries including hospitals, a university, care-homes for the elderly, international missions, and foundations for charitable giving. ASC Investment Group is concerned that the companies they invest with are mindful of the long-term economy as well as short-term return on the investment.

Through personal contact with our own members as well as the world media we are aware of the epic human and cultural crisis related to HIV/AIDS-TB-Malaria infections in Sub-Saharan Africa. As a people of faith and as corporate participants we cannot afford to turn away from the challenge this crisis presents. We are anxious to better understand how concerns related to this pandemic are affecting the business strategy for Abbott Laboratories and how Abbott's competencies are addressing the issues of the pandemic.

ASC Investment Group is the beneficial owner of 50 shares of Abbott Laboratories stock. With this letter we notify the company of our sponsorship of the enclosed resolution. It is presented for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We sincerely hope that the Board of Directors will agree to support and implement this shareholder resolution. Verification of our ownership of the share is enclosed. We have held the stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Doris Gormley of the Jesuit Conference will serve as primary contact for the cosponsors.

Sincerely,

A. Vicki Bergkamp ASC

Sister Vicki Bergkamp, ASC
ASC Investment Group

Enclosures: Copy of resolution
Verification of Ownership

RECEIVED
NOV 18 2005
M.D. WHITE

DEC. 21. 2005 10:19AM NO. 5799 P. 17

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

STATE STREET.
For Everything You Invest In

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 14, 2005

Re: ASC Investment Group, by Adorer's of the Blood of Christ, United States Province ownership of Abbott Labs

To Whom It May Concern:

This letter will certify that State Street Bank and Trust Company, as Custodian, holds for the beneficial interest of ASC Investment Group, by Adorer's of the Blood of Christ, United States Province 50 shares of Abbott Labs stock as of November 14, 2005. The shares have been since March 16, 2004

As of the date of this letter, ASC Investment Group intends to maintain its holding through the annual meeting date.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7334.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Vicki Bergkamp

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ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Sister Vicki Bergkamp, ASC
ASC Investment Group
Adorers of the Blood of Christ
1400 South Sheridan
Wichita, KS 67213

Dear Sister Bergkamp:

This letter acknowledges receipt of your fax to Abbott Laboratories, dated November 17, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

2100 W University
Wichita KS 67213
316-295-5681

Friends University

Fax

To:	Deborah Koenen	**From:**	Sister Vicki Bergkamp, ASC
Fax:	847-938-9492	**Pages:**	4 including cover sheet
Phone:		**Date:**	11/28/05
Re:		**cc:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Adorers of the Blood of Christ

Adoratrices de la Sangre de Cristo
그리스도의 성혈흠숭수녀회

ASC Investment Group
1400 South Sheridan
Wichita, Kansas 67213
316-943-1203 FAX 316-943-1427
www.adorers.org

November 28, 2005

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White

I'm writing to you on behalf of the ASC Investment Group, a Congregation of Religious women in the Catholic Church and their many sponsored ministries including hospitals, a university, care-homes for the elderly, international missions, and foundations for charitable giving. ASC Investment Group is concerned that the companies they invest with are mindful of the long-term economy as well as short-term return on the investment.

Through personal contact with our own members as well as the world media we are aware of the epic human and cultural crisis related to HIV/AIDS-TB-Malaria infections in Sub-Saharan Africa. As a people of faith and as corporate participants we cannot afford to turn away from the challenge this crisis presents. We are anxious to better understand how concerns related to this pandemic are affecting the business strategy for Abbott Laboratories and how Abbott's competencies are addressing the issues of the pandemic.

ASC Investment Group is the beneficial owner of 50 shares of Abbott Laboratories stock. With this letter we notify the company of our sponsorship of the enclosed resolution. It is presented for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We sincerely hope that the Board of Directors will agree to support and implement this shareholder resolution. Verification of our ownership of the share is enclosed. We have held the stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Doris Gormley of the Jesuit Conference will serve as primary contact for the cosponsors.

Sincerely,

S. Vicki Bergkamp ASC

Sister Vicki Bergkamp, ASC
ASC Investment Group

Enclosures: Copy of resolution

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

C\D

Adorers of the Blood of Christ

Adoratrices de la Sangre de Cristo
그리스도의 성혈흠숭수녀회

ASC Investment Group
1400 South Sheridan
Wichita, Kansas 67213
316-943-1203 FAX 316-943-1427
www.adorers.org

November 28, 2005

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White

I'm writing to you on behalf of the ASC Investment Group, a Congregation of Religious women in the Catholic Church and their many sponsored ministries including hospitals, a university, care-homes for the elderly, international missions, and foundations for charitable giving. ASC Investment Group is concerned that the companies they invest with are mindful of the long-term economy as well as short-term return on the investment.

Through personal contact with our own members as well as the world media we are aware of the epic human and cultural crisis related to HIV/AIDS-TB-Malaria infections in Sub-Saharan Africa. As a people of faith and as corporate participants we cannot afford to turn away from the challenge this crisis presents. We are anxious to better understand how concerns related to this pandemic are affecting the business strategy for Abbott Laboratories and how Abbott's competencies are addressing the issues of the pandemic.

ASC Investment Group is the beneficial owner of 50 shares of Abbott Laboratories stock. With this letter we notify the company of our sponsorship of the enclosed resolution. It is presented for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We sincerely hope that the Board of Directors will agree to support and implement this shareholder resolution. Verification of our ownership of the share is enclosed. We have held the stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Doris Gormley of the Jesuit Conference will serve as primary contact for the cosponsors.

Sincerely,

S. Vicki Bergkamp ASC

Sister Vicki Bergkamp, ASC
ASC Investment Group

RECEIVED
DEC 01 2005
M.D. WHITE

Enclosures: Copy of resolution

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Sister Vicki Bergkamp, ASC
ASC Investment Group
Adorers of the Blood of Christ
1400 South Sheridan
Wichita, KS 67213

Dear Sister Bergkamp:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

CVD
cc JAB

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

15 November 2005

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

By UPS

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Schumacher:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I write to advise you that the Fund is co-sponsoring a shareholder proposal that was previously submitted to you by the New York Province of the Society of Jesus for inclusion in the proxy materials that Abbott Laboratories plans to circulate to shareholders in anticipation of the 2006 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and seeks a review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the Company's business strategies.

The Fund is an S&P 500 fund, located at 11-15 Union Square, New York, N.Y. 10003. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Abbott Laboratories common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2006 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RECEIVED
NOV 17 2005
LAURA J. SCHUMACHER

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.

[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.

[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Dear Mr. Hitchcock:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 15, 2005, and received by us on November 17, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

CVB

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

23 November 2005

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

By UPS

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Schumacher:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I write to advise you that the Fund is co-sponsoring, along with the New York Province of the Society of Jesus, the revised shareholder proposal that is enclosed. I understand that there was a concern about the initial version of the proposal.

The information on the Fund contained in my previous letter remains unchanged.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

RECEIVED
NOV 28 2005
LAURA J. SCHUMACHER

DEC. 21. 2005 10:23AM NO. 5800 P. 8/67

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

CVB

Amalgamated Bank

America's Labor Bank

November 25, 2005

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Via courier

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Schumacher:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 563,405 shares of Abbott Laboratories common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of Abbott Laboratories common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2006 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

RECEIVED
NOV 29 2005
LAURA J. SCHUMACHER

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
E-MAIL: CONH @ MCTIGUELAW.COM

FAX TRANSMISSION

28 November 2005

To: Deborah K. Koenen, Esq.
At: Abbott Laboratories
Fax: (847) 938-9492

We are sending 5 pages, including this cover sheet. If there are any questions, call Con Hitchcock at the number shown above. Original will not follow by mail/UPS.

Dear Ms. Koenen:

I today received your letter regarding a shareholder proposal being co-sponsored by my client, Amalgamated Bank LongView Collective Investment Fund. I had received word of your concern informally last week and sent a revised version to Ms. Schumacher, as corporate secretary. A copy of that correspondence accompanies this note.

Please let me know if there is any further information that you require.

Sincerely yours,

Cornish F. Hitchcock

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

23 November 2005

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

By UPS

Re: Shareholder proposal for 2006 annual meeting

Dear Ms. Schumacher:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I write to advise you that the Fund is co-sponsoring, along with the New York Province of the Society of Jesus, the revised shareholder proposal that is enclosed. I understand that there was a concern about the initial version of the proposal.

The information on the Fund contained in my previous letter remains unchanged.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Dear Mr. Hitchcock:

This letter acknowledges timely receipt of your revised shareholder proposal and proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Unitarian Universalist Association of Congregations

25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Finance

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

November 10, 2005

Dear Mr. White:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that Abbott Laboratories review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy. We are joining with other members of the Interfaith Center on Corporate Responsibility who are being led by the New York Province of the Society of Jesus.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. Verification that we are beneficial owners of 700 shares of common stock in Abbott Laboratories will be provided upon request. We intend to maintain ownership of the shares at least until after the next annual meeting. Mr. Jim Gunning, a member of our Committee on Socially Responsible Investing, is our representative for this initiative. He can be reached at jimgunning@optonline.net or by telephone at 201.836.5901.

Respectfully yours,

Jerry Gabert
Treasurer and Vice President of Finance

RECEIVED
NOV 16 2005
M. D. WHITE

DEC. 21. 2005 11:23AM NO. 5807 P. 19/34

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on our company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Gabert:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 10, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
FAX (847) 937-1511

Jerry Gabert
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

RE: Amended Resolution – Unitarian Universalist Association

December 5, 2005

Dear Mr. White:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed *amended* resolution requesting that Abbott Laboratories review the economic effect of the HIV/AIDS, tuberculosis, and malaria pandemics on the company's business strategy.

Mr. Jim Gunning, a member of our Committee on Socially Responsible Investing, is our representative for this initiative. He can be reached at jimgunning@optonline.net or by telephone at (201) 836-5901.

Respectfully yours

Jerry Gabert
Treasurer and Vice President of Finance

DEC 5 2005

RECEIVED
DEC 06 2005
M.D. WHITE

Affirming the Worth and Dignity of All People

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

DEC. 21. 2005 11:23AM NO. 5807 P. 18/34

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8557 5878 1988

ABBOTT

John A. Berry
Divisional VP & Associate General Counsel,
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6049

Telephone: (847) 938-3591
Facsimile: (847) 938-9492

December 9, 2005

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Gabert:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

John A. Berry

John A. Berry

cc: Deborah K. Koenen

Sisters of Charity of the Blessed Virgin Mary BVM

Gwen M. Farry, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

As December 1, World AIDS Day, approaches, the effects of the HIV/AIDS pandemic around the world are again uppermost in the minds of many of us. We, the Sisters of Charity of the Blessed Virgin Mary (BVM) are asking our company to identify the impact of the HIV/AIDS, Malaria, and Tuberculosis pandemics on our Company's business strategy. The Sisters of Charity, BVM are the owners of 100 shares of Abbott stock and have held this stock for over one year. We intend to retain these shares at least through the date of the annual meeting. Verification of ownership is enclosed.

I am authorized to notify you of our intention to co-file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for his proposal is Doris Gormley (301-249-9541) representing the New York Province of the Society of Jesust Doris Gormley. Please address any correspondence regarding the Sisters of Charity BVM to me at the address below.

We would welcome an opportunity of a dialogue between representatives of Abbott Laboratories and the co-filers of this resolution.

Sincerely,
Gwen M. Farry, BVM
Gwen M. Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W Monroe 2-W
Chicago, IL 60606-5062

RECEIVED
NOV 16 2005
M D WHITE

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.
1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

October 18, 2005

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account #50695-7

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Abbott Laboratories common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Gwen Farry, BVM
~~For Sisters of Charity of the BVM~~
205 W. Monroe, 2-W
Chicago, IL 60606-5062

Dear Sister Farry:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 14, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

FAX

TRANSMITTAL

To: Deborah K Koenig
Senior Counsel

Fax: 847-938-9492

From: Gwen Farry BVM

Date: 12/01/05

Pages: 1 of 6

Re:

8th DAY CENTER FOR
FOR JUSTICE
205 W. Monroe
Chicago, Il 60606
PHONE: 312/641-5151
FAX: 312/641-1250

Sisters of Charity of the BVM Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062

December 1, 2005

Deborah K. Koenen, Senior Counsel
Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Dear Ms. Koenen:

I did submit the revised resolution requesting a Report Related to Global HIV/AIDS-TB-Malaria Pandemics via fax to Mr. Miles White last week. Subsequently, I received a letter from you asking for the same to be submitted to you, as well as a new fax number for Mr. White sent to me by Doris Gormley, SFCC. Therefore, I am sending this to your attention. Thank you very much for your consideration.

Sincerely,

Gwen Farry, BVM

Gwen Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W. Monroe 2-W
Chicago, IL 60606-5062

Sisters of Charity of the BVM
of the Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

As December 1, World AIDS Day, approaches, the effects of the HIV/AIDS pandemic around the world are again uppermost in the minds of many of us. We, the Sisters of Charity of the Blessed Virgin Mary (BVM) are asking our company to identify the impact of the HIV/AIDS, Malaria, and Tuberculosis pandemics on our Company's business strategy. The Sisters of Charity, BVM are the owners of 100 shares of Abbott stock and have held this stock for over one year. We intend to retain these shares at least through the date of the annual meeting. Verification of ownership is enclosed.

I am authorized to notify you of our intention to co-file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for his proposal is Doris Gormley (301-249-9541) representing the New York Province of the Society of Jesus: Doris Gormley. Please address any correspondence regarding the Sisters of Charity BVM to me at the address below.

We would welcome an opportunity of a dialogue between representatives of Abbott Laboratories and the co-filers of this resolution.

Sincerely,
Gwen M. Farry, BVM
Gwen M. Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W Monroe 2-W
Chicago, IL 60606-5062

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

12/01/05 THU 11:35 FAX 13128411260

DB&T **DUBUQUE BANK & TRUST**
MEMBER HEARTLAND FINANCIAL USA, INC.

1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2153 • TOLL FREE (800) 397-2153 • FAX (563) 589-2030 • www.dubuquebank.com

October 18, 2005

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account #50695-7

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Abbott Laboratories common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

Wealth Management Group
Unique Needs. Specific Solutions.

DEC. 21. 2005 11:31AM NO. 5804 P. 7/8

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Gwen Farry, BVM
For Sisters of Charity of the BVM
205 W. Monroe, 2-W
Chicago, IL 60606-5062

Dear Sister Farry:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

JESUITS
CALIFORNIA PROVINCE

Provincial Office
California Province of the Society of Jesus
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519
408-884-1600 t 408-884-1601 f
www.calprov.org

November 15, 2005

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The California Province of the Society of Jesus is a shareowner of Abbott Laboratories. As religious investors, we want our investment decisions to reflect our values, principles and mission in our investment decisions. We continue to be concerned about the tragedy HIV/AIDS is creating in Africa, and appalled at the lack of significant efforts to reduce and/or treat HIV/AIDS throughout Africa.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting.

Proof of ownership of common stock in the company for at least one year will be provided upon request. We are co-filing this resolution and recognize Doris Gormley, SFCC, representing the New York Province of the Society of Jesus, as your primary contact.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We are disturbed that since 2003 our company has not accepted our requests for dialogue on this issue. We hope that you recognize that dialogue on this issue is important to us, our company and our global community.

Sincerely,

Fr. Theodore E. Gabrielli, sj

Rev. Theodore E. Gabrielli, S.J.
Provincial Assistant
Social and International Ministries

CC: Sr. Doris Gormley, SFCC
ICCR Investors and Staff

RECEIVED
NOV 16 2005
M.D. WHITE

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]
Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.
[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Rev. Theodore E. Gabrielli, S.J.
Provincial Assistant, Social and International Ministries
California Province of the Society of Jesus
Provincial Office
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519

Dear Father Gabrielli:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 15, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Fax

California Province

Society of Jesus

Jesuit Provincial Office

To: Ms. Deborah K. Koenen From: Fr. Theodore Gabrielli, S.J.

Fax No.: 847-938-9492 Pages: 3 (including cover sheet)

Re: Revised Resolution Date: 11/29/05

Please find a copy of my filing letter and the revised resolution as requested.

Peace,

Fr. Ted Gabrielli, S.J.

300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519
Provincial 408.884.1600
FAX 884.1601
Formation 408.884.1610
Treasurer 408.884.1620
FAX 884.1621
Development 408.884.1630
FAX 884.1631

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate; including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

NOV 23 2005 3:08PM CPSJ PROVINCIAL OFFICE

JESUITS
CALIFORNIA PROVINCE

Provincial Office
California Province of the Society of Jesus
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519
408-884-1600 • 408-884-1601 f
www.calprov.org

COPY

November 15, 2005

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The California Province of the Society of Jesus is a shareowner of Abbott Laboratories. As religious investors, we want our investment decisions to reflect our values, principles and mission in our investment decisions. We continue to be concerned about the tragedy HIV/AIDS is creating in Africa, and appalled at the lack of significant efforts to reduce and/or treat HIV/AIDS throughout Africa.

Therefore we submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting.

Proof of ownership of common stock in the company for at least one year will be provided upon request. We are co-filing this resolution and recognize Doris Gormley, SFCC, representing the New York Province of the Society of Jesus, as your primary contact.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We are disturbed that since 2003 our company has not accepted our requests for dialogue on this issue. We hope that you recognize that dialogue on this issue is important to us, our company and our global community.

Sincerely,

Fr. Theodore E. Gabrielli, S.J.

Rev. Theodore E. Gabrielli, S.J.
Provincial Assistant
Social and International Ministries

CC: Sr. Doris Gormley, SFCC
ICCR Investors and Staff

DEC. 21. 2005 10:32AM NO. 5800 P. 36/67

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Rev. Theodore E. Gabrielli, S.J.
Provincial Assistant, Social and International Ministries
California Province of the Society of Jesus
Provincial Office
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519

Dear Father Gabrielli:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Fax

California
Province

Society of Jesus

To: Ms. Deborah K. Koenen

From: Fr. Theod

Fax No.: 847-938-9492

Pages: 2

Re: proof of ownership

Date: 12/7/05

Please find attached proof of ow

I will mail you the orginal wh

it in my hands.

peace,

Fr. Ted Gab

College Avenue
P.O. Box 519
CA 95031-0519
408.884.1600
FAX 884.1601
408.884.1610
408.884.1620
FAX 884.1621
408.884.1630
FAX 884.1631

November 16, 2005

Robert St. Clair Sr.
California Province of the Society of Jesus
P.O. Box 519
Los Gatos, CA 95031-0519

To Whom It May Concern:

This letter is to confirm that the California Province of the Society [illegible] account, number 6PH-004326, as of this date, November 16, 2005 [illegible]

# SHARES	*NAME*	*SYMBOL*	*CLOSING PRICE AS OF 11-16-05*	[illegible]
60	Abbott Labs	ABT	$40.58	[illegible]

These 60 shares were purchased on 10-27-03 at $41.76 per share [illegible] $2505.60.

Sincerely,

Dennis P. Collins
Director of Trading
Portsmouth Financial

JESUITS
CALIFORNIA PROVINCE

Provincial Office
California Province of the Society of Jesus
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519
408-884-1600 t 408-884-1601 f
www.calprov.org

December 8, 2005

Ms. Deborah K Koenen
Senior Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Ms. Koenen,

The California Province of the Society of Jesus is a shareowner in Abbott Laboratories. As you know we co-filed a resolution and are sending you, per your request, proof of ownership in our company.

We hold as of the date of our filing letter November 15, 2005 more than $2,000.00 of Abbott stock.. We will continue to hold these stocks while we are in dialogue with our company.

Attached please find proof of our ownership from one of our financial managers.

I remind you that we are co-filing our original resolution and continue to recognize Doris Gormley SFCC, dgormley@jesuit.org, representing the New York Province of the Society of Jesus, as your primary contact.

Sincerely,

Fr. Theodore E. Gabrielli

Rev. Theodore E. Gabrielli, S.J.
Provincial Assistant
Social and International Ministries

RECEIVED
12/12/05

PORTSMOUTH
Financial Services
1990 N. CALIFORNIA BLVD.
SUITE 330
WALNUT CREEK, CA 94596
925-988-8660 FAX 988-8628
800-827-9258

November 16, 2005

Robert St. Clair Sr.
California Province of the Society of Jesus
P.O. Box 519
Los Gatos, CA 95031-0519

To Whom It May Concern:

This letter is to confirm that the California Province of the Society of Jesus holds in its account, number 6PH-004326, as of this date, November 16, 2005 the following:

# SHARES	*NAME*	*SYMBOL*	*CLOSING PRICE AS OF 08-11-05*	*CLOSING VALUE AS OF 08-11-05*
60	Abbott Labs	ABT	$40.58	$2,435

These 60 shares were purchased on 10-27-03 at $41.76 per share for a total amount of $2505.60.

Sincerely,

Dennis P. Collins
Director of Trading
Portsmouth Financial

orig-3CUS
[redacted]

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

JAB

November 14, 2005

Miles White, CEO
Abbot Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Sisters of St. Joseph of La Grange, are owners of 3,250 shares of common stock in Abbott Laboratories. We are concerned about the global crisis of HIV/AIDS, tuberculosis and malaria pandemics and also about the social responsibility of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

Since our company is involved in the production of medicines to treat these pandemics it also has a key role in addressing the economic, political and moral emergencies of HIV-TB-Malaria in several countries. We ask that the Board review the economic effects of these pandemics on the company's business strategy and its initiatives to date. Further, we ask that the company make available a report of these findings within six months following the 2005 annual meeting.

Through this letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, the Society of Jesus, New York Province, is Sister Doris Gormley.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

RECEIVED
NOV 1 6 2005
LAURA J. SCHUMACHER

Enc: Resolution
Verification of stock Ownership

cc: Daniel Rosan (Interfaith Center on Corporate Responsibility)
Doris Gormley (Society of Jesus, Maryland Province)

RECEIVED
NOV 1 6 2005
M D WHITE

The Sisters of St. Joseph of LaGrange are dedicated to a Mission of Unity, uniting neighbor with neighbor and neighbor with God.

NO 5807 P. 6/34
DEC. 21. 2005 11:19AM

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.
[4] Ibid.

GREAT LAKES ADVISORS, INC.
www.greatlakesadvisors.com

123 North Wacker Drive
Suite 2350
Chicago, IL 60606-1735
312.553.3700
FAX: 312.553.3737

Friday, October 28, 2005

Abbott Labs

To Whom It May Concern:

We hereby certify that the Sisters of St. Joseph of LaGrange are currently owners of 3,250 shares of Abbott Labs common stock. This stock has been held in the Sisters of St. Joseph portfolio for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Joyce A. Cagnina
Chief Compliance Officer

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Joellen Sbrissa, CSJ
Chairperson, Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 W. Ogden Avenue
LaGrange Park, IL 60526-1721

Dear Ms. Sbrissa:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 14, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Sisters of St. Joseph of La Grange, IL
1515 West Ogden Avenue
La Grange Park, IL 60526

F·AX

Dc e: 11/25/2005

Tc Miles White
Pt ne:
Fc : 847-937-9555

Fr m: Joellen Sbrissa, CSJ
Pt ne: 708/579-8926
Fc ::708/354-9573

Cc ıments:
A· ached is the revised resolution sent by the Sisters of St. Joseph of La Grange.
Tl : foot notes have been removed thus complying with the Securities and Exchange
Cc ımission Rules 14a-8 and 14a-9 and not exceeding the 500 word limit.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Re olved:

St eholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pa lemics on our Company's business strategy, and its initiatives to date, and report to shareholders within si 3) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting pr rietary information, will identify the impacts of these pandemics on the company.

IM ACT OF THE PANDEMICS ON ABBOTT LABORATORIES

W believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like At ott Laboratories, which produce products essential to combating infectious disease. This report would im ove our ability to evaluate our investment.

Th Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone fa nough?," and answered "The public health crisis in emerging markets is going to become a bigger ch llenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a pr ctive, coherent and forward-looking approach for adapting to these new realities which is linked to ov all business strategy. This may leave the sector exposed in the future."

Gr wth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual pr erty protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

H ever, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property pr ections, because developing countries may perceive those protections at odds with combating HIV/AIDS ar other diseases.

Th Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sc ces of global political anger." It concluded "American firms have taken the brunt of the blame and been th arget of special anger."

S(OPE OF THE PANDEMICS

G bally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa ar growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen R ch, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world ca not possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pa s."

A ancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are or reatment.

C dren with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are tw years old. Two million children are infected and need care and treatment.

R PORTING TO SHAREHOLDERS

Si veys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not sy ematic or linked to discussions of investment value, this makes it difficult for investors to assess whether cc npanies are effectively optimizing opportunities and minimizing risks."

O company provides limited information on products and charitable programs. However, it does not di close HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to m king informed investment decisions.

W urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

~~December 1, 2005~~

Joellen Sbrissa, CSJ
Chairperson, Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 W. Ogden Avenue
LaGrange Park, IL 60526-1721

Dear Ms. Sbrissa:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Passionist Community

Congregation of the Passion • Holy Cross Province

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

November 10, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The Holy Cross Province of the Congregation of the Passion is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least 100 shares of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories, is accompanying this letter. John Gonzalez, the SRI Consultant to the Congregation of the Passion is our representative for this initiative. You will find his contact information below.

The primary filer for this resolution is the New York Province of the Society of Jesus and their representative is Doris Gormley. Please submit any questions, comments or discussion regarding this proposal to Ms. Gormley. Please address any correspondence regarding the Congregation of the Passion to me.

Sincerely

John Gonzalez
SRI consulter to the Congregation of the Passion, Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062
jdgonzocpp@yahoo.com
312-641-5151

cc: Dan Rosan, Access to Health Care program Director, ICCR
cc: Julie Wokaty, Communication Director, ICCR

RECEIVED
NOV 16 2005

DEC. 21. 2005 10:38AM NO. 5800 P. 59/67

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

Passionist Community

Congregation of the Passion • Holy Cross Province

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

FWR PRC

FINANCIAL CONSULTANTS
SECURITY DETAIL

16:11 11/10/05 PG 1
COB 11/09/05
FC:1023

ACCT: 637-04221 CONGREGATION OF THE PASSION HO
DESC: ABBOTT LABS

SYM: ABT
CURR POS: 100
CURR PX: 42.7000

QRQ: B1 7
SEC NO: 00123
MKT VAL: 4,270.00
STRATEGY:
TECH:

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
06/24/04	BOT	N	100	41.5500	4,155	

TOTAL BUYS 100 TOTAL DEBITS
TOTAL SELLS TOTAL CREDITS

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

John Gonzalez
SRI Consulter to the
Congregation of the Passion
Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Re: Passionist Community

Dear Mr. Gonzalez:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 10, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

In addition, we are awaiting a written statement from the record holder of the securities verifying that Passionist Community has owned at least $2,000 worth of Abbott securities for one year as of the time they submitted this proposal. For your convenience, I have included the relevant section of the Commission's Division of Corporate Finance Staff Legal Bulletin addressing this requirement.

John Gonzalez
November 23, 2005
Page Two

To remedy the 500 word deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Attachments

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

PASSIONIST COMMUNITY

FACSIMILE TRANSMITTAL SHEET

TO: Miles White	FROM: John Gonzalez
COMPANY: Abbott Laboratories	DATE: 11/28/2005
FAX NUMBER: 847-937-9555	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER: 847-937-3417	SENDER'S REFERENCE NUMBER: 312-641-5151
RE: HIV Resolution	

☑ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Here is the revised HIV resolution that follows the SEC standard for length. I am also sending you the confirmation letter from our financial account regarding our ownership of stock. As I indicated in our former letter we will retain these stocks at least until the Shareholder meeting. If you have any further questions please let me know.

Sincerely,
John Gonzalez,
SRI Consultant to the Congregation of the Passion

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Tronna M. Harris
Assistant Vice President
Institutional Custody Services

Phone: (312) 461-7640
Fax : (312) 461-7512
e-mail: tronna.harris@harrisbank.com

HARRIS

November 15, 2004

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL. 60064-6400

Re: Congregation of the Passion, Holy Cross Province

Dear Mr. White:

By request of the Congregation of the Passion, Holy Cross Province, I am writing to confirm their ownership of 1600 shares of Abbott Laboratories Common Stock. The Passion has been a shareholder of this security since September 5, 2002.

Please call or email me should you require additional information.

Sincerely,

Tronna M. Harris
Relationship Manager

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

John Gonzalez
SRI Consulter to the
Congregation of the Passion
Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Re: Passionist Community

Dear Mr. Gonzalez:

This letter acknowledges timely receipt of your revised shareholder proposal and proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

orig → CVB
[redacted]
JAB

IHS

WISCONSIN PROVINCE OF THE SOCIETY OF JESUS

November 14, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Rd
Abbott Park, IL 60064-6400

Dear Mr. White,

The Wisconsin Province of the Society of Jesus is a shareowner of Abbott Laboratories, Inc. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. We encourage Abbott Laboratories, Inc. to comply with the submitted resolution as a way to address the humanitarian and economic effects of the HIV/AIDS, tuberculosis and malaria pandemics. This measure begins to respond to a recognized need for greater action by both the government and private sector to ensure treatment reaches those in greatest need. Wisconsin Province Jesuits have worked in Eastern Africa for nearly twenty years so we have witnessed the tragedy firsthand.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting.

Proof of ownership of common stock in the company for at least one year is attached. We are co-filing this resolution and recognize Sr. Doris Gormley representing the New York Province Society of Jesus (Jesuits) as your primary contact. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We trust that a dialogue on this topic will be of interest to you as well.

Sincerely,

Thomas Krettek, S.J.

Rev. Thomas Krettek, S.J.
Provincial

Cc: Sr. Doris Gormley, SFCC
ICCR Investors and Staff

RECEIVED
NOV 15 2005
LAURA J. SCHUMACHER

RECEIVED
NOV 15 2005
M.D. WHITE

3400 WEST WISCONSIN AVENUE • P.O. BOX 080288 • MILWAUKEE, WISCONSIN • 53208-0288
VOICE 414.937.6949 • FAX 414.937.6950 • E-MAIL wisprov@jesuitswisprov.org • WEB www.jesuitswisprov.org

DEC. 21. 2005 11:25AM NO. 5807 P. 26/34

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future." [1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

Wachovia Securities, LLC
Lake Country Office
2566 Sun Valley Drive, Suite #1
Delafield, WI 53018

Paul A. Akre
Senior Vice President - Investments
Financial Advisor

Tel 262 646-8657, 800 332-6646
Fax 262 646-9038
paul.akre@wachoviasec.com

WACHOVIA SECURITIES

November 2, 2005

Wisconsin Province of the Society of Jesus
3400 West Wisconsin Avenue
Milwaukee, WI 53208

Re: Abbott Laboratories

Dear Sir or Madam:

Please be advised that you, the Wisconsin Province of the Society of Jesus, have held shares of Abbot Laboratories prior to November 1, 2004 and consistently to the present.

If you need any further information, please call our office.

Sincerely,

Dawn Diedrich
Registered Sales Assistant

/DMD

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Rev. Thomas Krettek, S.J.
Provincial
The Wisconsin Province of the Society of Jesus
3400 W. Wisconsin Avenue
P.O. Box 080288
Milwaukee, WI 53208-0288

Dear Father Krettek:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 14, 2005, and received by us on November 15, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

In addition, we have not yet received the proof of ownership of stock stating the amount of Abbott Stock you own.

To remedy these deficiencies, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. As well as proof of stock ownership. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Wisconsin Province of the Society of Jesus
3400 West Wisconsin Avenue
P.O. Box 080288
Milwaukee, WI 53208-0288
Fax: 414-937-6950
Voice: 414-937-6949

Fax Message

Confidential

Attention: Mr. Miles White
Company: Abbott
From: John Sealey
Date: November 23, 2005
Fax #: 847-937-~~1511~~ 9555
Subject: Amended Resolution

You should receive   pages, including this cover sheet.
If you do not receive all the pages, please call the number above.

Comments

Here is the new resolution to satisfy the word requirement

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Lake Country Office
2566 Sun Valley Drive, Suite #1
Delafield, WI 53018

Paul A. Akre
Senior Vice President Investments
Financial Advisor

Tel 262 646 8657, 800 332-6646
Fax 262 646-9038
paul.akre@wachoviasec.com

November 28, 2005

WACHOVIA SECURITIES

Via Facsimile and Email

Deborah Koenen
Senior Counsel
Abbott Laboratories
Dept. 032L, Bldg AP6A
Abbott Park, IL 60064-6011
847-938-9492 (Facsimile)

Dear Ms Koenen:

In response to your November 18, 2005 request, please be advised that the Wisconsin Province of the Society of Jesus ("Wisconsin Province") has owned at least $2,000 of Abbott common stock continuously and for at least one year prior to November 14, 2005 (the date of submission for the shareholder proposal). As mentioned in their cover letter, the Wisconsin Province intends to hold Abbott shares at least through the next shareholder meeting.

Please confirm that this message was received and satisfies your request. Reply to John Sealey at the Wisconsin Province jsealey@jesuitswisprov.org and Sr. Doris Gormley at the Jesuit Conference, USA dgormley@jesuit.org.

Sincerely,

Dawn Diedrich
Registered Sales Assistant

/DMD

C: John Sealey
Sr. Doris Gormley

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Rev. Thomas Krettek, S.J.
Provincial
The Wisconsin Province of the Society of Jesus
3400 W. Wisconsin Avenue
P.O. Box 080288
Milwaukee, WI 53208-0288

Dear Father Krettek:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 8, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 42,217 shares of Abbott Laboratories. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

For over four years, religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the New York Province of the Society of Jesus, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

RECEIVED
NOV 14 2005
M.D. WHITE

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-483-0444 • Fax: 202-483-0708

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 244 3987 TOLL FREE 800 624 4116

October 24, 2005

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 42,217 shares of Abbott Laboratories and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Trust Officer - Custody Administration

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Dear Mr. Finn:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 8, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Attachment

cc: John A. Berry

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, General Administration

Web Address: omiworld.org

FAX TRANSMITTAL COVER SHEET

TO: Deborah Koanan

FAX NUMBER: 847-938-9492

RE: Revised Stockholder Resolution

DATE: 11/30/05

SENDER: Rev. Seamus Finn OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET:

Two

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-483-0444 Fax: 202-483-0708 E-mail: seamus@omiusa.org
Mary O'Herron, Assistant E-mail: maryoh@omiusa.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted: "Since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Dear Mr. Finn:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

cc: John A. Berry

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704

RECEIVED
NOV 14 2005

November 11, 2005

Mr. Miles D. White
President
Abbott Laboratories
Abbott Park
North Chicago, IL 60064-3500

Dear Mr. White:

The Dominican Sisters of Springfield, IL is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the continuing spread of the HIV/AIDS pandemic in developing countries, especially in Africa. Given our company's research capabilities in this area, it is of even greater concern that there has been an unwillingness on Abbott's part to engage in dialog with shareholders over this critical issue. We hope that you will reconsider and engage in this all-important dialog.

The Dominican Sisters of Springfield, IL is the beneficial owner of 80 shares of Abbott Laboratories common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the New York Province of the Society of Jesus. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the New York Province of the Society of Jesus in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Doris Gormley, sfcc, representing the New York Province of the Society of Jesus, will serve as primary contact for the co-sponsors.

Sincerely,

Sr. Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL

cc: Doris Gormley, sfcc, New York Province of the Society of Jesus
Dan Rosan, ICCR
Julie Wokaty, ICCR

RECEIVED
NOV 14 2005
M.D. WHITE

Phone: 217.787.0481 *Fax: 217.787.8169* *www.springfieldop.org*

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

050930 210 008000787
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
1 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291 11TH FLOOR
CHICAGO IL 60670-0291

Account Number: PYH-395228

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 09/01/05 to 09/30/05

SNAPSHOT

TOTAL PORTFOLIO
$94,141.00

PORTFOLIO VALUE	This Period	Last Period
Cash and Cash Equivalents	$15,360.52	$13,500.50
Securities	$78,780.48	$79,971.00
TOTAL PORTFOLIO VALUE	$94,141.00	$93,471.50

Portfolio Value
(in dollars)


96,000
64,000
32,000
0
December 2004
June 2005
March 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year to Date
Net Core Fund Activity	($1,860.02)	($1,922.91)
Net Additions and Withdrawals	$1,725.90	$1,725.90
Net Income and Expenses	$134.12	$197.01

LEGEND
() Numbers in parenthesis are debits or redemptions
NFS = National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

ccount Number: H-395228
ccount Name: D NICAN
tatement Date: 09/01/2005 to 09/30/2005

JPMorgan

Products offered through Banc One Securities Corporation are not insured by the FDIC, are not a deposit or other obligation of, or guaranteed by JPMorgan Chase Bank, N.A. or any of its affiliates, and are subject to investment risk including possible loss of the principal amount invested. Banc One Securities Corporation receives revenue sharing payments for transactions conducted with certain mutual fund families. For further information, please visit www.BankOne.com or contact us at 888-845-1973 to receive information by mail.

CASH AND CASH EQUIVALENTS 16.32%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/05	Current Market Value	Prior Market Value	Estimated Annual Income
Money Markets						
JP MORGAN LIQUID ASSETS MMKT RESERVE	HPDXX CASH	15,380.52	$1.00	$15,380.52	$13,500.50	
7 DAY AVG NET YIELD 3.12%						
Dividend Option Reinvest						
Capital Gain Option Reinvest						
Total Cash and Cash Equivalents				$15,380.52		

EQUITIES 83.68%

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
Equity								
ABBOTT LABORATORIES	ABT CASH	80	$42.40	$3,392.00	$3,610.40	$88.00		
Estimated Yield 2.59%								
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable 11/15/05								
ALLIANT TECHSYSTEMS INC	ATK CASH	50	$74.65	$3,732.50	$3,848.50			
Dividend Option Cash								
Capital Gain Option Cash								
APPLE COMPUTER INC	AAPL CASH	110	$53.61	$5,897.10	$5,157.90			
Dividend Option Cash								
Capital Gain Option Cash								
ARCH COAL INC	ACI CASH	75	$67.50	$5,062.50	$4,815.00	$24.00		
Estimated Yield 0.47%								
Dividend Option Cash								
Capital Gain Option Cash								
BOEING CO	BA CASH	60	$67.95	$4,077.00	$4,021.20	$60.00		
Estimated Yield 1.47%								
Dividend Option Cash								
Capital Gain Option Cash								

Bank One Securities Corporation

BANK ONE

Clearing Through **Pershing** Division of Donaldson, Lufkin & Jenrette Securities Corporation One Pershing Plaza, Jersey City, N.J. 07

CONFIRMATION

PAGE 1

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-159626
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0868955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

YOU BOUGHT:

ABBOTT LABS COM

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01
CUSIP NUMBER: 002824-10-0
SYMBOL: ABT

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST OR STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/CPTY
J67879	60	49.63	2,977.80		19.95	3.00		3,000.75	6/1
TOTALS	60		2,977.80		19.95	3.00		3,000.75	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-159626
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0868955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

YOU BOUGHT: ABT
ABBOTT LABS COM

NBD

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01

QUANTITY: 60
CUSIP NUMBER: 002824-10-0

NET AMOUNT: 3,000.75

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.
THE [illegible] OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

NO. 5802 P. 8/23

DEC. 21. 2005 10:46AM

BANK ONE — member NASD and SIPC
300 South Riverside · Suite IL1-0291, 11th Floor
Chicago, IL 60606 — 1-888-326-2347

Pershing — Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, N.J. 07399

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

FOR THE ACCOUNT OF :

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 606-169828
ACCOUNT TYPE: 1

YOUR ACCOUNT EXECUTIVE:
MARK E RIDLEY
A.E. NUMBER: PNY

YOU BOUGHT:

ABBOTT LABS COM

TRADE DATE: 07-15-02
PROCESS DATE: 07-15-02
SETTLEMENT DATE: 07-18-02
CUSIP NUMBER: 002824-10-0
SYMBOL: ABT

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST/ STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/ CPTY
K5GTS9	20	33.90	678.00		24.95			702.95	671
	UNSOLICITED ORDER								
TOTALS	20		678.00		24.95			702.95	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 606-169828
ACCOUNT TYPE: 1

YOUR ACCOUNT EXECUTIVE:
MARK E RIDLEY
A.E. NUMBER: PNY

YOU BOUGHT: ABT
ABBOTT LABS COM

TRADE DATE: 07-15-02
PROCESS DATE: 07-15-02
SETTLEMENT DATE: 07-18-02

QUANTITY: 20
CUSIP NUMBER: 002824-10-0

NET AMOUNT: 702.95

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION.
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DW APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.
THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL
Sacred Heart Convent
1237 West Monroe
Springfield, IL 62704

Dear Sister Hayes:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 11, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to

violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

- (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
- (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
- (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or

stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's

statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

False or Misleading Statements

Reg. §240.14a-9.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

FAX

TO: Miles White
Abbott
847-937-9555

FROM: Linda Hayes, OP
Dominican Sisters of Springfield, IL

217-787-0481 (Office)
217-787-8169 (Fax)

DATE: 11/28/05

Attached is the amended resolution, without the footnotes, as required, submitted by Dominican Sisters of Springfield, IL.

Number of pages including cover sheet: 3

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL
Sacred Heart Convent
1237 West Monroe
Springfield, IL 62704

Dear Sister Hayes:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

1855-2005: Celebrating the Journey...

150 years THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

orig-scvB
[redacted]
JAB

November 10, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Abbott for several years. We are aware of Abbott's commitment to invest $100 million over five years to initiatives addressing HIV/AIDS in the Developing World. This is commendable but only a start when we note that the HIV/AIDS pandemic is on track to affect an estimated 40 to 50 million people worldwide. We believe that Abbott can **breakthrough** this pandemic through its research, competencies, and pharmaceutical resources to prevent these statistics from becoming a reality. We trust that you will charter a vigorous course that is designed to benefit both shareholder and global community.

I am hereby authorized to notify you of our intention to submit this shareholder proposal with The New York Province of the Society of Jesus. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sister Doris Gormley, the SRI Consultant to the National Jesuit Conference. Her email address is: DGormley@jesuit.org.

As verification that we are beneficial owners of common stock in Abbott Laboratories, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Doris Gormley, SRI Consultant to the National Jesuit Conference
Dan Rosen, ICCR
Julie Wokaty, ICCR

RECEIVED
NOV 14 2005
LAURA J. SCHUMACHER

RECEIVED
NOV 14 2005
M.D. WHITE

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

**REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES**

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

November 10, 2005

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Abbott Laboratories. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
Second Vice President

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 10, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Fax Transmittal Cover Sheet

Please deliver to: MILES WHITE

Company Name: ABBOTT

Fax Number: 847-937-9556

Total # pages (including cover): 3 Date: 11-28-05

The Sisters of St. Francis of Philadelphia

From the desk of Nora M. Nash, OSF
Director, Corporate Social Responsibility

609 South Convent Road
Aston, PA 19014

Fax Number: 610-558-5855
Phone: 610-558-7661
Email: nnash@osfphila.org

Visit OUR Website. www.osfphila.org

Comments:

SISTERS' OF ST. FRANCIS OF PHILADELPHIA

Attached is the amended resolution on [illegible]

Thank You, Miles!

Sr. Nora Nash

PEACE AND ALL GOOD!

PEACE

CONFIDENTIALITY NOTICE

"Never doubt that a small group of thoughtful, committed citizens can change the world. Indeed, it's the only thing that ever has." — Margaret Mead

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and malaria pandemics on our Company's business strategy, [illegible] to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical [illegible] Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting [illegible] exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive these protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most [illegible] in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in [illegible] need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant for the US Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

DOMINICAN MOTHERHOUSE

DOMINICAN SISTERS

775 WEST DRAHNER ROAD
OXFORD, MICHIGAN 48371-4866
PHONE: AREA CODE 248-628-2872

November 10, 2005

Mr. Miles D. White
President
Abbott Laboratories
Abbott Park
North Chicago, IL 600064-3500

Dear Mr. White:

The Dominican Sisters of Oxford, MI is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the continuing spread of the HIV/AIDS pandemic in developing countries, especially in Africa. Given our company's research capabilities in this area, it is of even greater concern that there has been an unwillingness on Abbott's part to engage in dialog with shareholders over this critical issue. We hope that you will reconsider and engage in this all-important dialog.

The Dominican Sisters of Oxford, MI is the beneficial owner of at least $2000 worth of shares of Abbott common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the New York Province of the Society of Jesus. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the New York Province of the Society of Jesus in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. Doris Gormley, sfcc, representing the New York Province of the Society of Jesus, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Gene Poore

Sister Gene Poore, OP
Dominican Sisters of Oxford, MI

Cc: Doris Gormley, sfcc, New York Province of the Society of Jesus
Dan Rosan, Program Director, ICCR
Julie Wokaty, ICCR

RECEIVED
NOV 14 2005
M.D. WHITE

NO. 5811 P. 52

DEC. 22. 2005 12:18PM

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

SMITH BARNEY
citigroup

THE JACOBS GROUP
Thomas J. Jacobs, CFP
Senior Vice President – Investments
Senior Investment Management Consultant

40701 Woodward Avenue, Suite 200
Bloomfield Hills, MI 48304

Tel (248) 723-1813/ (800) 334-8866
Fax (248) 723-1850
thomas.j.jacobs@smithbarney.com
www.fc.smithbarney.com/jacobs

November 8, 2005

Dominican Sisters of St. Joseph's Convent
775 W. Drahner Road
Oxford, MI 48371

This letter is to confirm the ownership of at least $2,000 worth of Abbott Labs (NYSE symbol ABT) common stock by the Dominican Sisters of St. Joseph's Convent. The position has been held for greater than 1 year.

Sincerely,

Thomas J. Jacobs, CFP
Senior Vice President-Investments
Senior Investment Management Consultant

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Sister Gene Poore, OP
Dominican Sisters of Oxford, MI
775 West Drahner Road
Oxford, MI 48371-4866

Dear Sister Poore:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 10, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen/hd

Deborah K. Koenen

Attachment

cc: John A. Berry

DOMINICAN SISTERS OF OXFORD
775 W. DRAHNER ROAD
OXFORD, MI 48371
248-628-2872
fax 248-628-1725

FAX MEMO

TO: MILES WHITE

FAX: 847-937-9555

DATE: 11-28-05

FROM: DOMINICAN SISTERS OF OXFORD, MI

RE: REVISED RESOLUTION WITHOUT FOOTNOTES

Number of pages (including cover) 3

MESSAGE:

Please call 248 628 2872 if there is a problem with this transmittal

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Sister Gene Poore, OP
Dominican Sisters of Oxford, MI
775 West Drahner Road
Oxford, MI 48371-4866

Dear Sister Poore:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

November 11, 2005

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of common stock in Abbott Laboratories. A letter of verification of ownership of common stock in Abbott is enclosed. The Maryknoll Sisters have continuously held stock in Abbott for over one year and intend to retain the requisite number of shares through the date of the Annual Meeting.

We appreciate Abbott's efforts to address the HIV/AIDS pandemic, particularly our company's partnership with Baylor University and its work with clinics in Tanzania. However, I believe that the company could take a greater leadership role by disclosing the impact that the pandemic has on the company as well as its plans to increase access and affordability of Abbott products to vulnerable people in the countries that need the medicines the most.

Acting on behalf of the Maryknoll Sisters, I am authorized to notify you of their intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Doris Gormley (301-249-0541) representing the Society of Jesus, New York Province. We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant

enc.

RECEIVED
NOV 14 2005
M.D. WHITE

DEC. 21. 2005 10:49AM

NO. 5802 P. 19/23

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future." [1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

LEGG MASON
INVESTMENT COUNSEL

November 1, 2005

Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

REF: Stock Verifications – Maryknoll Sisters of St. Dominic, Inc.

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Abbott Laboratories. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,

Karen Vannasdall

Karen Vannasdall
Assistant Vice President

Legg Mason Investment Counsel, LLC, 600 Vine Street, Suite 2000, Cincinnati, OH 45202-4438
Telephone: (513) 621-2733 Facsimile: (513) 621-7665

DEC. 21. 2005 10:50AM

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Catherine Rowan
Corporate Responsibility Consultant
Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, NY 10545-0311

Dear Ms. Rowan:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 11, 2005, and received by us on November 14, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

—MARYKNOLL—SISTERS—
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

FAX

TO: Miles White, Chief Executive Officer, Abbott Laboratories

FROM: Catherine Rowan, Corporate Responsibility Coordinator, Maryknoll Sisters CR

DATE: November 23, 2005

SUBJECT: **Amended Shareholder Proposal**

In response to a letter from Abbott Laboratories that a shareholder proposal I submitted on behalf of the Maryknoll Sisters of St. Dominic, "Report Related to Global HIV/AIDS-TB-Malaria Pandemics", had an excessive word count, I am resubmitting the corrected version of the proposal, which meets the 500-word requirement.

Number of pages, including cover sheet: 2

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on *Foreign Relations* adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Catherine Rowan
Corporate Responsibility Consultant
Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, NY 10545-0311

Dear Ms. Rowan:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
Representative of the NY Province of
the Society of Jesus
1217 Parkington Lane
Bowie, MD 20716

Jesuits of Upper Canada

Office of the Provincial

1325 Bay St., Suite 300 ✦ Toronto ON ✦ Canada M5R 2C4
Website: www.jesuits.ca

Tel: 416-962-4500
Fax: 416-962-4501
E-mail:jmlaporte@jesuits.ca

November 11, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Rd.,
Abbott Park, IL., 60064-6400

Dear Mr. White:

The Upper Canada Province of the Society of Jesus are share-owners of Abbott Laboratories. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. We have a stake in overcoming the HIV/AIDS epidemic in Africa and have committed manpower in the local setting to that task. The Jesuit Province in Canada has clear priorities on social justice and current concerns about the expanding epidemic of HIV/AIDS in Africa. Along with the New York Province of the Society of Jesus, we have been challenging our company, Abbott Laboratories, to commit to new policies to address the HIV/AIDS pandemic in the developing world. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the share-owners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting. Doris Gormley, SRI consultant for the US Jesuit Conference is your primary contact regarding this resolution. She can be reached at 301-249-0541, 1217 Parkington Lane, Bowie, MD, 20716 or dgormley@jesuit.org.

The common stock that we hold is in the name of the Jesuit Fathers of Upper Canada and not in the name of a manager. We are co-filing this resolution and recognize Doris M. Gormley sfcc representing the New York Province of the Society of Jesus as your primary contact.

As religious investors dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. Since 2003 Abbott has refused to dialogue on this issue and we ask you to reconsider this approach to such a critical issue.

Sincerely,

[signature]

Very Rev. Jean-Marc Laporte, S.J.
Provincial Superior
Jesuit Fathers of Upper Canada

CC: ICCR Filers and Staff

RECEIVED
NOV 10 2005
M.D. WHITE

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Very Rev. Jean-Marc Laporte, S.J.
Provincial Superior
Jesuit Fathers of Upper Canada
1325 Bay Street, Suite 300
Toronto, Ontario M5R 2C4
CANADA

Dear Father Laporte:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 11, 2005, and received by us on November 10, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

In addition, we have not yet received the proof of stock.

To remedy these deficiencies, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. As well as proof of stock ownership. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant for the US Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

The Jesuit Fathers of Upper Canada Treasury

1325 Bay Street, Suite 300
Toronto, Ontario M5R 2C4
Canada

(416) 962-4500 Fax: (416)962-4501
www.jesuits.ca
e-mail: bleidl@jesuits.ca

Fax

Date: November 24, 2005
To: Miles White
At: (847) 937-1511
From: Barry J Leidl, Assistant Treasurer
This is page 1 of 3 pages

Please find attached the amended shareholders resolution as required.

Sincerely,

Barry J Leidl
Assistant Treasurer

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Very Rev. Jean-Marc Laporte, S.J.
Provincial Superior
Jesuit Fathers of Upper Canada
1325 Bay Street, Suite 300
Toronto, Ontario M5R 2C4
CANADA

Dear Father Laporte:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

cc: John A. Berry

JESUITS of the MISSOURI PROVINCE

A.M.D.G.

4511 West Pine Boulevard ~ St. Louis, Missouri 63108-2191
314/361-7765 ~ FAX 314/758-7164 ~ Treasurer's FAX 314/758-7166

9 November 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 - 6400

Dear Mr. White:

The Missouri Province of the Society of Jesus is a shareowner in Abbot Laboratories. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. We have clear priorities on social justice and current concerns about the expanding epidemic of HIV/AIDS in Africa. Because of your influence as a pharmaceutical company, we believe your research is essential in changing the course of the current suffering.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories will be provided upon request. We are co-filing this resolution and recognize Sister Doris Gormley, the SRI Consultant to the National Jesuit Conference is your primary contact. Your staff has her contact information.

As religious investors we seek a dialogue with your company to discuss the issues involved in this resolution. We believe this dialogue will help your company become a better pharmaceutical company meeting the international needs in our world today.

Sincerely,

Timothy McMahon, S.J.
Provincial
Society of Jesus, Missouri Province

Cc: Doris Gromley, sfcc, NJCIR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 23, 2005

Timothy McMahon, S.J.
Provincial
Society of Jesus, Missouri Province
Jesuits of the Missouri Province
4511 W. Pine Blvd.
St. Louis, MO 63108-2191

Dear Father McMahon:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 9, 2005, and received by us on November 16, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. We are awaiting proof of your stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

JESUITS of the MISSOURI PROVINCE

4511 West Pine Boulevard - St. Louis, Missouri 63108 2191
314/361-7765 - FAX 314/758-7164 - Treasurer's FAX 314/758-7166

A.M.D.G

FAX

TO: Miles White

FAX #: 847-937-9555

FROM: Jesuits of the Missouri Province

FAX #: (314) 758-7164

DATE: 29 November 2005

RE: Filed Resolution

Number of pages sent: 3 (including this cover sheet)

Comments:

This fax is in response to your letter stating that our resolution had excessive word count. This is the amended resolution, as required. I can now see how dialogue works with Abbott Laboratories, and the good faith in which we are working with one another. As a share holder, I am very disappointed.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Timothy McMahon, S.J.
Provincial
Society of Jesus, Missouri Province
Jesuits of the Missouri Province
4511 W. Pine Blvd.
St. Louis, MO 63108-2191

Dear Father McMahon:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

DEC. 05. 2005 8:11AM JESUITS OF THE MISSOURI

JESUITS of the MISSOURI PROVINCE
4511 West Pine Boulevard – St. Louis, Missouri 63108-2191
314/361-7765 – FAX 314/758-7164 – Treasurer's FAX 314/758-7166

FAX

TO: Deborah K. Koene

FAX#: 847-938-949

FROM: Rev. Timothy McMahon

FAX#: (314) 758-7164

DATE: 5 December 2005

RE: Letter of request for proof

Number of pages sent: 2 (including this cover sheet)

Comments:

Our treasurer Fr. James Burshek has received word from Smith citigroup confirming our stock Abbott Laboratories.

Advent blessings.

SMITH BARNEY
citigroup

December 2, 2005

Father James J. Bursheck, S.J.
Society of Jesus, Missouri Province
Jesuits of the Missouri Province
4511 W. Pine Blvd.
St. Louis, MO 63108-2191

Dear Father Burscheck,

This letter is to certify that the Jesuits of the Missouri Province are owners of [illegible] shares of Abbott Laborator common stock valued at over $2,500.00. These shares have been owned by them since October 1, 2002.

Sincerely,

Harry S. Backer
Vice President - Investments

Mount St. Scholastica
Benedictine Sisters

November 8, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

Benedictine Sisters of Mount St. Scholastica is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We own 1670 shares of Abbot Laboratories stock and will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories, will be provided under separate cover. Sister Doris Gormley, the SRI Consultant to the National Jesuit Conference is our representative for this initiative. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003 Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely

Rose Marie Stallbaumer, OSB
Treasurer

cc: ICCR filers and staff

RECEIVED
NOV - 9 2005
M.D. WHITE

801 S. 8TH STREET | ATCHISON. KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

DEC. 21. 2005 10:28AM NO. 5800 P. 26/67

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

---

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[4] Ibid.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

Dear Ms. Stallbaumer:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 8, 2005, and received by us on November 9, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement. In addition, we have not yet received the proof of stock ownership.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. As well as proof of stock ownership. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to

violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or

stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's

statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

False or Misleading Statements

Reg. §240.14a-9.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525

Merrill Lynch

November 16, 2005

Mr. Miles White, CEO
Abbott Labs
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. White,

This letter shall serve as verification of ownership of 1670 shares of Abbott Labs common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Caterpillar, Inc. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

RECEIVED
NOV 22 2005
M.D. WHITE

DEC. 21. 2005 10:27AM NO. 5800 P. 23/67

Mount St. Scholastica
Benedictine Sisters

DATE: November 28, 2005
TO: Miles White
ORGANIZATION: Abbott
FAX: 1-847-937-1511
FROM Rose Marie Stallbaumer

PAGES: __2__ including cover page

Mr. White:

Enclosed is an amended resolution as required from the Benedictine Sisters of Mount St. Scholastica.

Thank you.

Rose Marie Stallbaumer, OSB

801 S. 8TH STREET x ATCHISON, KS 66002 x 913.360.6200 x FAX 913.360.6190

www.mountosb.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

Dear Ms. Stallbaumer:

This letter acknowledges timely receipt of your revised shareholder proposal. We are still awaiting proof of your stock ownership. The letter sent by Merrill Lynch on your behalf related to shares of Wells Fargo, not Abbott Laboratories. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

JAB

CBIS

Christian Brothers Investment Services, Inc.

November 7, 2005

Mr. Miles D. White
Chairman of the Board
& Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

RE: Resolution for 2006 Annual Shareholder Meeting

Dear Mr. White:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of the stockholders of Abbott Laboratories.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 189,450 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 meeting.

It is our understanding that this resolution will also be filed by The New York Province of the Society of Jesus and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from The New York Province of the Society of Jesus has been designated as the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

Julie Tanner

Julie B. Tanner
Corporate Advocacy Coordinator

cc: Laura Schumacher, Senior Vice President, Secretary and General Counsel
Society of Jesus, New York Province

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

RECEIVED
NOV 08 2005
LAURA J. SCHUMACHER

RECEIVED
NOV - 8 2005
M.D. WHITE

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

[1] The Public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

---

[4] Ibid.

Mellon

Mellon Global Securities Services

October 19, 2005

Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 189,450 shares of Abbott Laboratories, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Abbott Laboratories and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

One Mellon Center • 500 Grant Street • Pittsburgh, PA 15258-0001
www.mellon.com

A Mellon Financial Company.℠

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 18, 2005

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Ms. Tanner:

This letter acknowledges receipt of your letter to Abbott Laboratories, dated November 7, 2005, and received by us on November 8, 2005, in which you submitted a proposal for inclusion in Abbott Laboratories' 2006 proxy statement.

Your proposal does not comply with the Securities and Exchange Commission's eligibility and procedural requirements for shareholder proposals as it exceeds the 500 words limitation.

The Commission's rules governing shareholder proposals are found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 (photocopy attached). Rule 14a-8 is written in question and answer format. Question 4 provides that the proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal, including its accompanying supporting statement, exceeds this limit.

To remedy this deficiency, you must respond to Abbott by submitting a revised letter that includes a proposal, which, together with your supporting statement, does not exceed 500 words. Your response must be postmarked, or transmitted electronically to Abbott, no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 847-938-9492. If you fail to remedy this deficiency, Abbott may exclude your proposal from its 2006 proxy statement.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

Attachment

cc: John A. Berry

CBIS Christian Brothers Investment Services, Inc.

FAX TRANSMISSION

90 Park Avenue, 29th Floor, New York, NY 10016
(800) 592-8890 VOICE: (212) 490-0800 FAX: (212) 490-6092

From: **JULIE TANNER** Date: November 29, 2005

To: **MR. MILES WHITE,** Fax #: 847-937-9555;
CEO AND CHAIRMAN OF THE BOARD 847-938-9492

MS. DEBORAH K. KOENEN
SENIOR COUNSEL

Organization: **ABBOTT LABORATORIES**

Total number of pages (inc. cover): -2-

Comments: ☐ Urgent ☐ For Your Review ☒ Reply As Soon As Possible

TO FOLLOW IS THE REVISED RESOLUTION THAT WAS REQUESTED BY MS. DEBORAH K. KOENEN IN A LETTER TO CHRISTIAN BROTHERS INVESTMENT SERVICES THAT WAS DATED NOVEMBER 18TH. THE LETTER NOTED THAT THE PREVIOUSLY SUBMITTED RESOLUTION HAD EXCEEDED SEC REQUREMENTS. TO REMEDY THIS DEFICIENCY, I AM PROVIDING FOR YOUR CONSIDERATION THIS REVISED RESOLUTION FOR THE 2006 PROXY STATEMENT.

I APPRECIATE RECEIVING YOUR INFORMATION AND THE INSTRUCTIONS TO RECTIFY THE SITUATION.

IF POSSIBLE, I WOULD GREATLY APPRECIATE RECEIVING A FAX OR EMAIL CONFIRMATION FROM YOUR OFFICE OF YOUR RECEIPT OF THIS FAX AND REVISED RESOLUTION. MY EMAIL IS TANNERJ@CBISONLINE.COM

PLEASE CALL ME WITH ANY QUESTIONS - - MY DIRECT LINE IS 212-503-1947.

SINCERELY,
JULIE TANNER

Christian Brothers Investment Services, Inc.
Julie Tanner, Corporate Advocacy Coordinator
90 Park Avenue - 29th floor
New York, New York 10016-1301
Direct Dial: 212-503-1947
Main: 212-490-0800 ext. 147
Fax: 212-490-6092
tannerj@cbisonline.com
http://www.cbisonline.com

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Ms. Tanner:

This letter acknowledges timely receipt of your revised shareholder proposal. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

JAB

New York Province of the Society of Jesus
Office of Social Ministries
*Rev. Mark Hallinan, S.J. * 39 East 83rd Street * New York, NY 10028*
Phone: 212-774-5500 * Fax: 212-794-1036 * E-Mail: *hallinan@nysj.org*

The Service of Faith and The Promotion of Justice

November 7, 2005

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064 – 6400

Dear Mr. White:

The New York Province of the Society of Jesus is a shareowner in Abbott Laboratories. For over four years religious investors have been challenging our company to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek to build on our shared perspective regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Abbott Laboratories will be provided upon request. Sister Doris Gormley, the SRI Consultant to the National Jesuit Conference is our representative for this initiative. Your staff has her contact information.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. Since 2003 Abbott has not accepted our repeated requests for dialogue on this issue. We ask you to reconsider this approach to an issue of such critical importance to our Company and our global community.

Sincerely Yours,

Mark C Hall S.J.

Rev. Mark C. Hallinan, S.J.
Assistant for Social Ministries

cc: ICCR filers and staff

RECEIVED
NOV 0 8 2005
LAURA J. SCHUMACHER

RECEIVED
NOV - 8 2005

NO. 5803—P. 33/59

DEC. 21. 2005 11:02AM

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

December 1, 2005

Rev. Mark C. Hallinan, S.J.
Assistant for Social Ministries
Society of Jesus, New York Province
New York Province of the Society of Jesus
Office of Social Ministries
39 East 83rd Street
New York, NY 10028

Dear Reverend Hallinan:

This letter acknowledges timely receipt of your revised shareholder proposal. However, we are still awaiting proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Doris Gormley, SFCC
SRI Consultant to the National Jesuit Conference
1217 Parkington Lane
Bowie, MD 20716

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7), as relating to Abbott's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abbott relies.

Sincerely,

Mark F. Vilardo
Special Counsel